02030356

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building ,
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

TABLE OF CONTENTS

CERTAIN CONVENTIONS AND TERMS USED IN THIS REPORT

All of our financial data and all of our operating data presented in this report in respect of 1999 has been restated to reflect the acquisition of Smart, which occurred in March 2000, in a manner similar to a pooling of interests.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to the "Philippines" contained in this report mean the Republic of the Philippines, and all references to the "U.S." or the "United States" are to the United States of America. Unless the context indicates or otherwise requires, references to "we," "us," "our" or "PLDT Group" mean Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to "PLDT" mean Philippine Long Distance Telephone Company, not including its consolidated subsidiaries.

In this report, unless otherwise specified or the context otherwise requires, all references to "pesos," "Philippine pesos" or "₱" are to the lawful currency of the Philippines, all references to "dollars," "U.S. dollars" or "US$" are to the lawful currency of the United States, and all references to "Japanese yen" or "¥" are to the lawful currency of Japan. Unless otherwise indicated, translations of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System on December 31, 2001, which was ₱51.690 = US$1.00. On April 9, 2002, the exchange rate quoted was ₱51.042 = US$1.00.

In this report, each reference to:

- ACeS Philippines means ACeS Philippines Cellular Satellite Corporation, our 88.5%-owned subsidiary;
- Clark Telecom means PLDT Clark Telecom, Inc., our wholly-owned subsidiary;
- ePLDT means ePLDT, Inc., our wholly-owned subsidiary;
- First Pacific means First Pacific Company Limited;
- GSM means global system for mobile communications;
- ISP means Internet service provider;
- Infocom means Infocom Technologies, Inc., a 99.6%-owned subsidiary of ePLDT;
- Mabuhay Satellite means Mabuhay Philippines Satellite Corporation, our 67%-owned subsidiary;
- MaraTel means Maranao Telephone Company, Inc., our 92.3%-owned subsidiary;
- NTC means the National Telecommunications Commission of the Philippines;
- NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of Nippon Telegraph and Telephone Company of Japan;
- NTTC-UK means NTT Communications Capital (UK) Ltd., a wholly-owned subsidiary of NTT Communications;
- Piltel means Pilipino Telephone Corporation, an affiliate in which we own 45.3% of the common stock;
- SMS means short message service;
- Smart means Smart Communications, Inc., our wholly-owned subsidiary;

- Subic Telecom means Subic Telecommunications Company, Inc., our wholly-owned subsidiary;

- Telesat means Telesat, Inc., our 94.4%-owned subsidiary; and

- VSAT means very small aperture terminal.

FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. You should keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this report or elsewhere might not occur.

SELECTED FINANCIAL AND OPERATING DATA

The selected consolidated and non-consolidated financial information presented below as of and for the years ended December 31, 1999, 2000 and 2001 should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated and non-consolidated financial statements included elsewhere in this report. Our consolidated and non-consolidated financial statements are prepared in accordance with Philippine GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of these differences as they relate to our financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — U.S. GAAP Reconciliation" and Note 25 to the accompanying audited consolidated and non-consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001.

	Consolidated Financial Data			
	Years Ended December 31,			
	1999	2000	2001	2001(1)
	(in millions, except ratio of earnings to fixed charges)			
Amounts in accordance with Philippine GAAP(2):				
Statement of Income Data:				
Total operating revenues	₱55,691.8	₱62,903.1	₱73,573.0	US$1,423.4
Fixed line	43,865.3	45,967.0	46,876.7	906.9
Local exchange service	16,187.9	18,977.9	21,832.5	422.4
International long distance service	15,064.1	13,233.0	11,453.5	221.6
National long distance service	10,218.5	10,550.2	8,388.1	162.3
Data and other network services	2,015.6	2,963.2	4,776.5	92.4
Miscellaneous	379.2	242.7	426.1	8.2
Wireless	11,631.5	16,697.4	26,227.4	507.4
Information and communications technology	195.0	238.7	468.9	9.1
Operating expenses	42,754.6	50,860.1	56,428.1	1,091.7
Net operating income	12,937.2	12,043.0	17,144.9	331.7
Net income	3,094.6	1,108.4	3,417.9	66.1
Balance Sheet Data:				
Cash and cash equivalents	9,290.2	9,674.3	4,122.7	79.8
Total assets	279,062.9	326,152.5	307,622.3	5,951.3
Total long-term debt-net of current portion	142,940.3	179,068.1	149,593.8	2,894.1
Long-term debt	152,384.4	191,924.9	168,879.5	3,267.2
Total debt	165,342.3	196,041.7	175,341.4	3,392.2
Total liabilities	205,850.3	239,625.1	218,994.7	4,236.7
Total stockholders' equity	73,212.5	86,527.4	88,627.6	1,714.6
Other Data:				
EBITDA(3)	31,076.2	33,254.9	39,027.8	755.0
Depreciation and amortization	15,331.4	17,896.1	21,537.4	416.7
Capital expenditures	22,062.3	27,109.0	30,554.4	591.1
Ratio of earnings to fixed charges(4)	1.1x	1.0x	1.1x	1.1x
Net cash provided by operating activities	30,887.7	35,727.1	40,039.8	774.6
Cash used in investing activities	21,342.2	25,666.9	30,752.8	594.9
Net cash used in financing activities	(7,946.1)	(10,433.3)	(14,862.5)	(287.5)
Amounts in accordance with U.S. GAAP				
Statement of Income Data:				
Operating revenues	46,389.4	63,665.6	87,670.3	1,696.1
Operating expenses	33,576.3	52,577.5	93,326.4	1,805.5
Net operating income	12,813.1	11,088.1	(5,656.1)	(109.4)
Net income (loss)	932.5	(28,984.0)	(20,739.3)	(401.2)
Balance Sheet Data:				

Total assets	₱207,325.8	₱286,404.6	₱289,778.3	US$5,606.1
Total long-term debt-net of current portion	122,212.0	151,387.7	169,844.2	3,285.8
Long-term debt	143,574.6	191,924.9	190,072.5	3,677.2
Total debt	150,166.1	196,049.7	196,534.4	3,802.2
Total liabilities	176,085.0	234,827.6	260,728.1	5,044.1
Total stockholders' equity	31,240.8	51,577.0	29,050.2	562.0
Other Data:				
EBITDA(3)	24,132.2	(7,312.1)	8,106.6	156.8
Adjusted EBITDA(5)	24,132.2	(7,312.1)	24,826.8	480.3
Depreciation and amortization	11,233.7	12,275.1	16,284.9	315.0
Ratio of earnings (loss) to fixed charges(4)	—	—	—	—
Net cash provided by operating activities	18,233.7	22,851.7	24,746.6	478.7
Cash used in investing activities	18,635.4	26,003.6	30,978.4	599.3
Net cash provided by financing activities	2,402.8	4,207.1	816.8	15.8

	Non-Consolidated Financial Data			
	Years Ended December 31,			
	1999	2000	2001	2001(1)
	(in millions, except ratio of earnings to fixed charges)			
Amounts in accordance with Philippine GAAP(2):				
Statement of Income Data:				
Total operating revenues	₱41,723.4	₱44,270.0	₱46,063.5	US$891.1
Local exchange service	15,269.3	18,249.6	21,477.6	415.5
International long distance service	14,379.3	12,790.0	11,271.0	218.0
National long distance service	9,809.8	10,135.9	8,223.6	159.1
Data and other network services	2,015.6	2,911.0	4,714.4	91.2
Miscellaneous	249.4	183.5	376.9	7.3
Operating expenses	27,697.6	29,870.5	32,219.7	623.3
Net operating income	14,025.8	14,399.5	13,843.8	267.8
Net income	3,094.6	1,108.4	3,417.9	66.1
Balance Sheet Data:				
Cash and cash equivalents	7,073.6	7,780.8	2,336.2	45.2
Total assets	221,253.2	264,934.8	264,513.3	5,117.3
Total long-term debt-net of current portion	107,408.6	135,296.6	127,240.8	2,461.6
Long-term debt	115,471.9	146,188.4	141,515.2	2,737.8
Total debt	121,747.7	146,238.4	143,477.1	2,775.7
Total liabilities	148,040.7	178,407.4	175,885.7	3,402.7
Total stockholders' equity	73,212.5	86,527.4	88,627.6	1,714.6
Other Data:				
EBITDA(6)	21,879.2	23,039.7	27,753.1	536.9
Depreciation and amortization	9,187.8	10,121.7	12,676.3	245.2
Capital expenditures	15,863.4	11,520.0	9,684.4	187.4
Ratio of earnings to fixed charges(4)	1.3x	1.2x	1.2x	1.2x
Net cash provided by operating activities	24,778.4	30,558.4	28,018.7	542.1
Cash used in investing activities	17,481.4	30,841.9	13,752.4	266.1
Net cash provided by (used in) financing activities	(4,566.9)	201.8	(19,806.0)	(383.2)
Amounts in accordance with U.S. GAAP:				
Statement of Income Data:				
Operating revenues	₱41,723.4	₱44,270.0	₱45,535.0	US$880.9
Operating expenses	27,065.1	31,486.9	36,444.7	705.1
Net operating income	14,658.3	12,783.1	9,090.3	175.9
Net income (loss)	932.5	(28,984.0)	(20,739.3)	(401.2)

Balance Sheet Data:				
Total assets	172,285.5	223,511.2	210,770.4	4,077.6
Total long-term debt-net of current portion	107,408.6	135,296.6	127,240.8	2,461.6
Long-term debt	115,471.9	146,188.4	141,515.2	2,737.8
Total debt	121,747.7	146,238.4	143,477.1	2,775.7
Total liabilities	141,044.7	171,934.2	181,720.2	3,515.6
Total stockholders' equity	31,240.8	51,577.0	29,050.2	562.0
Other Data:				
EBITDA(6)	17,918.9	(18,041.5)	(1,684.6)	(32.6)
Depreciation and amortization	8,020.0	6,838.6	8,086.4	156.4
Ratio of earnings (loss) to fixed charges(4)	1.0x	—	—	—
Net cash provided by operating activities	18,415.2	21,440.0	16,303.1	315.4
Cash used in investing activities	17,877.4	31,768.0	13,939.7	269.7
Net cash provided by (used in) financing activities	2,803.4	10,246.3	(7,903.1)	(152.9)

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(1) We maintain our accounts in Philippine pesos. For convenience, the peso financial information as of and for the year ended December 31, 2001, has been translated into U.S. dollars at the exchange rate of ₱51.690 = US$1.00, the rate quoted through the Philippine Dealing System as of December 31, 2001. This translation should not be construed as a representation that the Philippine peso amounts represent, or have been or could be converted into, U.S. dollars at that rate or any other rate.

(2) The consolidated financial information for the year 1999 has been restated to reflect the acquisition of Smart by PLDT in March 2000 in a manner similar to a pooling of interests method under Philippine GAAP (see Note 2 to the accompanying financial statements). Piltel is included on a consolidated basis to June 27, 2001. Although Piltel is not included as a consolidated subsidiary in our consolidated financial statements under Philippine GAAP with effect from June 27, 2001, we have not restated our financial statements for prior years to reflect the deconsolidation.

(3) On a consolidated basis, EBITDA is defined as income (loss) before minority interest in net losses of consolidated subsidiaries and adding back interest expense and related items, taxes, and depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles or as a measure of PLDT's profitability or liquidity.

(4) For purposes of these ratios, "Earnings (loss)" consist of income (loss) before provision for income tax (excluding PLDT's share in undistributed income of less than 50% owned affiliates) and fixed charges (excluding capitalized interest). "Fixed charges" consist of interest (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs and the estimated financing component of rent expense (i.e., one-third of rent expense).

In 1999 PLDT's earnings on a consolidated and non-consolidated basis under U.S. GAAP, were insufficient to achieve a coverage ratio of 1:1. Due to PLDT's losses under U.S. GAAP in 2000 and 2001, the ratio coverage was also less than 1:1. In order to achieve a coverage ratio of 1:1, we must generate additional consolidated earnings under U.S. GAAP of ₱1,877.7 million, ₱35,839.8 million and ₱23,662.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. Also under U.S. GAAP, PLDT must generate additional non-consolidated earnings of ₱35,702.2 million and ₱21,177.1 million for the years ended December 31, 2000 and 2001, respectively to achieve a coverage ratio of ratio of 1:1.

(5) Adjusted EBITDA is defined as EBITDA as defined above in footnote 3 before the effect of asset impairment charges in 2001 of ₱16,720.2 million in respect of Smart's and Piltel's analog assets, which are

non-cash charges. Therefore, in 1999, 2000 and 2001, on a non-consolidated basis, PLDT's Adjusted EBITDA under Philippine GAAP and U.S. GAAP did not differ from EBITDA , and on a consolidated basis, our Adjusted EBITDA under Philippine GAAP did not differ from EBITDA. We did not have any asset impairment charges in 1999 and 2000. Because the asset impairment charges are non-cash charges, we believe that Adjusted EBITDA provides useful information regarding our ability to service and/or repay debt. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles, or as a measure of PLDT's profitability or liquidity.

(6) On a non-consolidated basis, EBITDA is defined as income (loss) before income tax and adding back interest expense and related items, taxes, and depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles, or as a measure of PLDT's profitability or liquidity.

	Operating Data (Unaudited)		
	As of December 31,		
	1999	2000	2001
Fixed Line			
Lines in service(1)	1,953,071	1,999,922	2,097,366
Cellular (Smart and Piltel)			
Number of cellular subscribers	1,482,107	3,515,293	6,368,850
GSM	191,294	2,699,583	5,970,992
Analog/CDMA	1,290,813	815,710	397,858
Number of base stations	1,368	2,066	2,805

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(1) Lines in service refers to the number of working fixed lines of existing subscribers and includes subscribers of PLDT, its consolidated subsidiaries and Piltel.

RISK FACTORS

Risks Relating to Us

Our substantial indebtedness could impair our ability to fulfill our financial obligations, service our other debt and carry out new financings

We have substantial indebtedness. As of December 31, 2001, we had consolidated total indebtedness of approximately ₱175,341.4 million (US$3,392.2 million) and a consolidated ratio of debt to equity of 1.98x. Our non-consolidated total indebtedness was approximately ₱143,477.1 million (US$2,775.7 million), including short-term debt of approximately US$38.0 million, at that date and our non-consolidated ratio of debt to equity was 1.62x. Our consolidated ratio of earnings to fixed charges was 1.1x and our non-consolidated ratio of earnings to fixed charges was 1.2x for the year ended December 31, 2001. For an explanation of how we calculate our consolidated ratio of earnings to fixed charges, see footnote 4 to our consolidated and non-consolidated financial information under "Selected Financial and Operating Data." Our existing debt contains covenants which, among other things, require PLDT to maintain certain financial ratios on a consolidated and non-consolidated basis and limit our ability to incur indebtedness, make investments and incur expenditures. For a description of some of these covenants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants."

Our substantial indebtedness and the requirements and limitations imposed by our debt covenants could have important consequences to you. For example, they could:

- make it more difficult for us to satisfy our debt obligations;
- require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
- limit our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditure or other requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- place us at a competitive disadvantage compared to our competitors.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. An inability to effect these measures successfully could result in declaration of default and acceleration of some or all of our indebtedness.

A significant portion of our indebtedness is scheduled to mature by the end of 2004

As of December 31, 2001, approximately ₱69,280.6 million (US$1,340.3 million) principal amount of our non-consolidated long-term debt and approximately ₱85,758.5 million (US$1,659.1 million) principal amount of our consolidated long-term debt was scheduled to mature by the end of 2004.

We do not expect that our available cash, including cash flow from operations, will be sufficient to enable us to repay the principal of all of these debts at their stated maturities, and we intend to refinance a substantial portion of these debts during the next 36 months and we expect that we will require substantial new external financing during the coming 12 months. Our ability to refinance this and our other debt depends on our successful financial and operating performance, conditions affecting the Philippine and international economies and financial markets and other factors, including the peso-to-U.S. dollar exchange rate, many of which are beyond our control. Restrictions under our current indebtedness subject us to various financial tests which could prevent us from incurring additional debt. We cannot assure you that we will be able to refinance our maturing debts on terms acceptable to us, or at all. An inability to repay or refinance this debt could materially and adversely affect our results of operations and financial condition and could result in declaration of default and acceleration of some or all of our indebtedness.

We may not be able to maintain compliance with restrictive financial covenants and ratios imposed by our indebtedness

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates calculated in accordance with Philippine GAAP, principally at the end of quarterly periods.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, asset impairment charges that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since 97.1% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% against the U.S. dollar in 2001 but fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. In 2000, the peso depreciated sharply by 24.0% from ₱40.298 = US$1.00 on January 1, 2000, to ₱49.986 = US$1.00 on December 31, 2000. As of April 9, 2002, the exchange rate was ₱51.042 = US$1.00. Certain of our financial ratios may be adversely affected by impairment charges in respect of certain long-lived assets. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting in complying with non-consolidated covenants due to restrictions on the payment of dividends by Smart.

To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our total debt to EBITDA and interest coverage ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness unless we are able to obtain waivers or amendments from the relevant lenders. The terms of some of our debt instruments have no minimum amount for cross-default.

For more information on the requirements of our loan agreement covenants and our compliance with them, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants."

Creditors of our subsidiaries will have superior claims to our subsidiaries' cash flow and assets

A growing portion of our consolidated revenues and cash flow from operations has been produced by our subsidiaries, particularly Smart. Smart and some of our other subsidiaries have substantial internal cash requirements for debt service, capital expenditures and operating expenses and so may be financially unable to pay any dividends to PLDT. In addition, some of our subsidiaries are subject to covenants that restrict them from distributing cash to PLDT except under certain circumstances. In particular, Smart is subject to loan covenants that restrict its ability to distribute cash to PLDT. PLDT does not expect to receive any dividends from Piltel. We cannot assure you that PLDT will receive dividends or other distributions from, or otherwise be able to derive liquidity from, Smart or any other subsidiary or affiliate in the future.

Creditors of our subsidiaries will have prior claims to our subsidiaries' assets and cash flows. We and our creditors will effectively be subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries, except that we may be recognized as a creditor on loans we have made to subsidiaries. If we are recognized as a creditor of a subsidiary, our claim will still be subordinated to any indebtedness secured by assets of the subsidiary and any indebtedness of the subsidiary otherwise deemed senior to indebtedness we hold.

Our businesses require substantial capital investment, which we may not be able to finance

Our projects under development and continuing maintenance and improvement of our networks and services, including Smart's projects, networks and services, require substantial ongoing capital investment. Consolidated capital expenditures for the year ended December 31, 2001, including capitalized interest, amounted to ₱30,554.4 million (US$591.1 million), an increase of 12.7% over 2000. This was largely the result of capital outlays of PLDT and Smart of ₱9,684.4 million (US$187.4 million) and ₱19,034.3 million (US$368.2 million), respectively. For the full year 2002, we have budgeted consolidated capital expenditures of ₱22,100.0 million (US$427.5 million), of which approximately ₱12,700.0 million (US$245.7 million) are budgeted to be spent by Smart, approximately ₱8,500.0 million (US$164.4 million) by PLDT and the remainder by our other subsidiaries. PLDT's capital spending is intended principally to finance the continued build-out of its data and Internet protocol infrastructures and investments in certain international cable projects. Smart's capital spending is focused on expanding and upgrading its GSM network to meet increased demand for cellular services.

Future strategic initiatives could require us to incur significant additional capital expenditures. We plan to finance a portion of our future capital expenditures from external financing sources, which have not yet been arranged. We cannot assure you that financing for new projects will be available on terms acceptable to us or at all. If we cannot complete our development programs and other capital projects, our growth, results of operations and financial condition could be materially and adversely affected.

Our ability to refinance our debt and raise new financing to fund our working capital, capital expenditures and other needs depends on many factors beyond our control

In addition to our existing available credit facilities, we expect that we will require substantial new external financing during the coming 12 months in order to fund all of our operating, investment, capital expenditure and debt service requirements and to refinance and extend the maturities of short and medium-term indebtedness. Our ability to arrange for this and other financing and the cost of such financing will be dependent on numerous factors outside of our control, including:

- general economic and capital market conditions, including the peso-to-U.S. dollar exchange rate;
- the availability of credit from banks or other lenders;
- investor confidence in us;
- investor views about the Philippines;
- the continued success of our business;
- our credit ratings and the sovereign credit ratings of the Philippines; and
- provisions of tax and securities laws that may be applicable to our efforts to raise capital.

PLDT's corporate credit ratings were recently downgraded by Moody's Investor Services, Standard & Poor's Ratings Group and Fitch IBCA, Duff & Phelps to "Ba3," "BB-" and "BB-," respectively. The downgrades were prompted by concerns over PLDT's ability to refinance its debts, particularly as it has a relatively short debt maturity structure and a highly leveraged balance sheet. These credit rating downgrades may significantly affect the availability and the terms of our prospective financing, including financing costs. In addition, restrictions under our current indebtedness subject us to various financial tests which could prevent us from incurring additional debt. Inability to arrange such debt could materially and adversely affect our ability to fund our anticipated operating, investment and capital expenditures as well as our anticipated debt service requirements, and could result in a default and cross default under our existing debt, thereby adversely affecting our results of operations and financial condition.

If the peso depreciates against the U.S. dollar, our financial position could be materially and adversely affected

Substantially all of our indebtedness and associated interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, but a significant portion of our revenues is collected in pesos. As of December 31, 2001, 97.0% of our total consolidated long-term debt and 97.1% of our non-consolidated long-term debt was denominated in U.S. dollars and other foreign currencies. In 2001, an average of approximately 22.2% of our total operating and interest expenses on a consolidated basis and 30.1% on a non-consolidated basis were also denominated in U.S. dollars. A depreciation of the peso against the U.S. dollar increases the amount of our debt obligations and operating and interest expenses in peso terms. In the event that the peso depreciates against the U.S. dollar, we may be unable to generate enough funds through operations (such as by raising our service rates, including through adjustments to rates for local exchange service based on movements in the peso-to-dollar exchange rate) and other means to offset the resulting increase in our obligations in peso terms. Further, these changes could cause us not to be in compliance with the financial covenants imposed by our lenders under certain loan agreements and other indebtedness.

During the last decade, the peso has generally depreciated against foreign currencies. In addition, during this period, the Philippine economy has also, from time to time, experienced periods of concentrated peso devaluation and limited availability of foreign currency. Since June 30, 1997, when *Bangko Sentral ng Pilipinas*, which is the central bank of the Philippines, announced that it would let market forces determine the value of the peso, the peso has experienced a significant decline against the U.S. dollar. It depreciated from ₱26.376 = US$1.00 on June 30, 1997, to ₱55.013 = US$1.00 on January 18, 2001, and was at ₱51.690 = US$1.00 on December 31, 2001. The exchange rate has ranged from ₱50.913 = US$1.00 to ₱51.721 = US$1.00 between January 1, 2002 and April 9, 2002, and was ₱51.042 = US$1.00 on April 9, 2002. The peso may again depreciate due to a range of factors, including:

- political and economic developments affecting the Philippines;
- continuing concerns over the weakness of the economies of the United States and Japan;
- the weakening of regional currencies, particularly the Japanese yen, Thai baht and Taiwanese dollar;
- higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations; and
- some banks' covering their short U.S. dollar positions.

Our results of operations have been, and may continue to be, adversely affected by lower U.S. dollar revenues caused by declining international settlement rates and competition in international long distance service

The international long distance business was historically our major source of revenue. However, due to competition and the steep decline in international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls in the Philippines, revenues generated from our international long distance business have declined significantly in recent years. These decreases in prices for international long distance services have not been fully offset by increases in call traffic volume.

We anticipate that prices for international communications and information services, including our services, will continue to decline in the future, due primarily to:

- installed and expanding fiber networks and satellite capacities that provide substantially more transmission capacity than may be needed in the short or medium term;
- substantial increases in the transmission capacity of new and existing networks, including those operated by our competitors, due to recent technological advances;
- increased competition from other domestic and international telecommunications providers;
- alternative providers offering Internet telephony and broadband capacity; and
- advances in technology.

We cannot assure you that these declines will not materially and adversely affect our financial performance.

Net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries have been our predominant source of foreign currency revenue. However, in U.S. dollar terms, these payments have been declining. Continued decline in our foreign currency revenues could increase our exposure to risks from declines in the value of the Philippine peso against the U.S. dollar. We cannot assure you that we will be able to achieve adequate increases in our other revenues to make up for any adverse impact of a further decline in our net settlement payments.

If we are unable to install and maintain telecommunications facilities and equipment in a timely manner, we may not be able to keep up with our principal competitors, which may have negative implications for our revenue and profitability

Our business requires the regular installation of new, and the maintenance of existing, telecommunications transmission and other facilities and equipment. The installation and maintenance of these facilities and equipment is subject to risks and uncertainties relating to:

- shortages of equipment, materials and labor;
- work stoppages and labor disputes;
- interruptions resulting from inclement weather and other natural disasters;
- unforeseen engineering, environmental and geological problems; and
- unanticipated cost increases.

Any of these factors could give rise to delays or cost overruns in the installation of new facilities or equipment or could prevent us from properly maintaining the equipment used in our networks, and could have a material adverse effect on our results of operations and financial condition.

Our businesses depend on the reliability of our network infrastructure, which is subject to physical, technological and other risks

The development and operation of telecommunications networks are subject to physical, technological and other risks which may cause interruptions in service or reduced capacity for customers. These risks include:

- physical damage;
- power loss;
- capacity limitation;
- software defects; and
- breaches of security by computer viruses, break-ins or otherwise.

The occurrence of any of these risks could have a material adverse effect on our ability to provide services to customers, and could have a material adverse effect on our business.

Piltel may not generate sufficient cash flow to service its debt and may exhaust the financial support available to it under PLDT's letter of support

Although Piltel has completed the restructuring of approximately 98% of its debt in accordance with its debt restructuring plan, we cannot assure you that Piltel will have sufficient cash flow to meet its debt service and other payment obligations. Currently, Piltel does not generate enough cash flow to make all of the principal and interest payments due on its debt. As of December 31, 2001, Piltel owed Smart and PLDT payables in respect of their respective facilities sharing and other agreements amounting to ₱1,557.9 million (US$30.1 million) and ₱523.2 million (US$10.1 million), respectively. As of December 31, 2001, US$61.2 million had not yet been funded under the US$150 million letter of support PLDT issued as part of the debt restructuring to meet shortfalls in Piltel's operating cash flows. We cannot assure you that the amounts available under the letter of support will be sufficient to cover Piltel's operating cash flow shortfalls. Accordingly, Piltel may need to refinance its debt to avoid payment default. We cannot assure you that Piltel will be able to obtain refinancing on terms acceptable to it or at all or that Piltel will not require additional financial support to meet its obligations. Under PLDT's agreement with NTT Communications and some of its loan agreements, PLDT is not permitted to provide any financial support to Piltel in excess of that required under the letter of support, but we cannot assure you that PLDT will not find it necessary, with the consent of NTT Communications and the applicable lenders, to provide additional financial support to Piltel in the future.

Piltel is not in compliance with debts that were not restructured and has received a notice of acceleration of convertible bonds that did not participate in its debt restructuring

Piltel is currently not in compliance with the terms of debt that was not restructured in the debt restructuring plan, consisting of US$7.5 million principal amount of convertible bonds (approximately US$9.9 million redemption price at the option of the holders), ₱106.9 million of peso debt and US$6.2 million of other U.S. dollar debt.

On January 17, 2002, Piltel defaulted on payment of the redemption price of unrestructured convertible bonds after certain holders exercised their option to require the redemption of their convertible bonds on that date. Piltel received a notice of acceleration from the trustee for the convertible bondholders in early February 2002. Piltel is currently in discussion with certain of the convertible bondholders and is seeking the restructuring of such debt on the same terms and conditions of Piltel's debt restructuring plan, but there is no assurance that Piltel and the bondholders will be able to reach an agreement to resolve the default and notice of acceleration.

In addition, Piltel is not in compliance with other terms of its unrestructured debt. However, on February 7, 2002, Piltel obtained the necessary consents to include the ₱106.2 million indebtedness in the restructuring and expects to sign the restructuring documents in April 2002. Piltel is currently in the process of finalizing with the holder of the US$6.2 million debt the terms on which that holder would participate in the restructuring.

If Piltel's unrestructured creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of the Piltel creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding under certain circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan which incorporates the financial terms of the debt restructuring plan would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, we cannot assure you that Piltel would prove to be financially viable afterwards.

If Piltel is unable to restructure all its debt on the terms and conditions of the debt restructuring plan or if an involuntary insolvency proceeding seeking liquidation is commenced against Piltel, Piltel may be required to draw down some or all of the remaining amounts available under the PLDT letter of support more quickly and in larger amounts than anticipated by PLDT. Due to the possible impairment of PLDT's investment in Piltel in those circumstances, PLDT may also be required to write down its investment in Piltel (including any additional investment from further drawings under the letter of support) sooner than anticipated.

A significant number of PLDT's shares are held by two separate shareholders, which may not act in the interests of other shareholders or stakeholders in PLDT

Affiliates of First Pacific directly or indirectly own approximately 31.5% of PLDT's common stock. This is the largest block of PLDT's common stock that is directly or indirectly under common ownership. NTT Communications, through its wholly owned subsidiary NTTC-UK, owns 15.0% of PLDT's common stock and has contractual veto rights over a number of major decisions and transactions that PLDT could make or enter into, including:

- capital expenditures in excess of US$50 million;
- any investments, if the aggregate amount of new investments for the previous 12 months is greater than US$100 million, determined on a rolling monthly basis;
- any investments in a specific investee, if the cumulative value of all investments made by PLDT in that investee is greater than US$50 million;
- issuance of common stock or stock that is convertible into common stock;
- new business activities other than those we currently engage in;
- merger or consolidation; and
- the provision of financial support to Piltel in excess of that remaining available under PLDT's letter of support.

First Pacific and NTT Communications have also entered into a shareholders' agreement relating to PLDT. As a result of this agreement and their respective stockholdings, First Pacific and its affiliates and/or NTT Communications are able to influence our actions and corporate governance, including:

- elections of PLDT's directors; and
- approval of major corporate actions which require the vote of common stockholders.

First Pacific and its affiliates and/or NTT Communications may exercise control over these decisions and transactions in a manner that could be contrary to your interests.

PLDT's franchise may be revoked if we are unsuccessful in legal proceedings which are pending

The Constitution of the Philippines requires that at least 60% of the capital of a corporation operating a public utility in the Philippines be owned by Philippine citizens. In 1990, the then-Solicitor General of the Philippines instituted legal proceedings seeking to revoke PLDT's franchise on various grounds, including violation of this requirement. We believe that these proceedings are without merit. In 1991, the Philippine Congress extended the term of PLDT's franchise until 2028 and broadened PLDT's franchise authority. The Congress granted this amended franchise to PLDT despite these pending legal proceedings and despite the opposition of the Solicitor General. The Solicitor General has not taken any further action to pursue or continue the proceedings on this case. The parties filed their last pleadings in 1992 and since then the case has remained inactive. Consequently, under a court order dated January 20, 1999, the case has been archived, though the case can potentially be revived by action of either PLDT or the Solicitor General's office. It is normal practice for Philippine courts to archive cases that remain inactive for a long period of time. We are not aware of any court notice for the resumption of the proceedings in this case.

Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates

We operate our business under franchises, each of which is subject to amendment, termination or repeal by the Philippine Congress. Additionally, PLDT operates pursuant to various provisional authorities and certificates of public convenience and necessity, or CPCNs, which are granted by the NTC and expire between now and 2028. Some of PLDT's CPCNs and provisional authorities have already expired. However, PLDT filed applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates and continues to conduct its business pending these extensions. Because we filed the applications for extension on a timely basis, we expect that these extensions will be granted. However, we cannot assure you that the NTC will grant these extensions. Smart also operates under a franchise and CPCN that expire in March 2017, and various provisional authorities that enable it to operate cellular, international long distance and national long distance businesses. If a CPCN has not been issued, the NTC may permit an operator to provide services pursuant to a provisional authority. Provisional authorities are typically granted for periods of one to three years. The Philippine Revised Administrative Code of 1987 provides that if the grantee of a CPCN or provisional authority, such as PLDT or Smart, has made timely and sufficient application for the extension of a CPCN or provisional authority, the existing CPCN or provisional authority will not expire until the application is finally decided upon by the NTC. However, we cannot assure you that our franchises, CPCNs and provisional authorities will be renewed. For a description of our licenses, see "Business — Licenses and Regulation."

The NTC also regulates the rates we are permitted to charge for services which have not yet been deregulated, such as local exchange service. We cannot assure you that the NTC will not impose additional obligations on us that could lead to the revocation of our licenses if not adhered to and/or reduction in our operating revenues or profitability. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

The NTC may implement proposed changes in billing requirements for cellular operators, which may have negative implications for our revenues and profitability

On June 16, 2002, the NTC issued Memorandum Circular No. 13-6-2000 proposing that cellular operators, including Smart and Piltel, be required, among other things:

- to bill their subscribers for cellular calls on a six-second pulse basis instead of the current per minute basis; and

- to extend the expiration date of prepaid card from the current two months to two years.

For a more detailed description of the new billing requirements proposed in NTC Memorandum Circular No. 13-6-2000, see "The Philippine Telecommunications Industry — Regulation and Licensing — Proposed Billing Requirements for Cellular Operators." Although Philippine cellular operators obtained a preliminary injunction restraining implementation of the memorandum circular, on October 9, 2001, the Court of Appeals annulled the preliminary injunction and dismissed the cellular operators' complaint against the NTC. On January 10, 2002, the Court of Appeals denied the cellular operators' motion to reconsider its earlier ruling. On February 22, 2002, Smart and Piltel filed a Petition for Review by Certiorari with the Supreme Court to annul and reverse the decision of the Court of Appeals. Pending the decision of the Supreme Court on the matter, the NTC cannot implement the billing requirement proposed in the memorandum circular. We cannot assure you that the NTC will not seek to implement the billing requirements proposed in the memorandum circular if the case is eventually decided against the cellular operators. If the measures proposed are implemented, Smart and Piltel's operating revenues could be materially and adversely affected.

We may be subject to significant local business and franchise taxes if we are unsuccessful in legal proceedings which are pending

We are currently facing various lawsuits for local business and franchise taxes assessed by different local government units, as described under "Business — Legal Proceedings — Taxation — Local Business and Franchise Taxes." Generally, each province may impose franchise tax at a rate up to 0.5% of the gross annual receipts received or realized within that province. Cities within each province may also impose annual franchise taxes on gross annual receipts received or realized in those cities, at a rate that may not exceed the provincial franchise tax rate by more than 50%. In one case, involving the City of Davao, the Supreme Court has ruled that we are not exempt from payment of local business and franchise taxes. We have filed a motion for reconsideration with the Supreme Court, which is still pending. We cannot assure you that the Supreme Court will decide in our favor our motion for reconsideration of the Supreme Court's decision in the City of Davao case, or that in any of the other cases, the courts will support our position that we are exempt from payment of local business and franchise taxes. We cannot assure you that other local government units will not file lawsuits against us or otherwise claim amounts owed in respect of business and franchise taxes. If the courts rule against us, we will become liable for these taxes, including interest and penalties, for past periods to the extent these taxes are assessed within five years from the date they were due and for future periods.

As of December 31, 2001, the aggregate amount claimed by the plaintiffs in these lawsuits was ₱2,294.0 million with respect to PLDT and ₱196.5 million with respect to Smart. In addition, we have received assessments for local business and franchise taxes in the aggregate amount of ₱2,250.1 million, all of which are under administrative protest. We believe that in the event these lawsuits and protests were decided against us, in many cases, we would not be liable for the full amounts claimed by the local governments because these amounts (1) were computed based on the gross annual receipts received or realized not only from within the related province or city for the related period but also from gross annual receipts received or realized from other provinces or cities and (2) include assessments for periods occurring more than five years before the respective lawsuits were filed. Accordingly, in the event these lawsuits are decided against us, we believe that our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

We face strong competition and may need to increase our marketing expenditures or reduce our rates in order to compete effectively

We cannot assure you that the number of providers of cellular telecommunication services will not increase or that competition for cellular telecommunication customers will not lead our cellular subscribers to switch to other operators or for us to increase our marketing expenditures or to reduce our rates, leading to a reduction in our profitability.

The Philippine government has liberalized the Philippine telecommunications industry and opened up the Philippine telecommunications market to new entrants. Including us, there are ten major local exchange carriers, eleven international gateway facility providers and seven cellular mobile telephone system providers in the Philippines, two of which have not yet commenced operations. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, including the cellular segment and some service areas in which the government has required one of our competitors to build and operate a local exchange.

The cellular telecommunications industry in the Philippines has been particularly competitive, as operators have sought to develop and maintain market shares and to attract new subscribers. Our principal cellular competitor, Globe Telecom, Inc., or Globe, acquired another telecommunications provider, Isla Communications Company, Inc., or Islacom, on June 27, 2001, thereby strengthening Globe as a competitor. Further consolidation in the industry could result in more vigorous competition. In addition, the NTC has awarded licenses to Bayan Telecommunications Philippines, Inc., or BayanTel, and Digital Communications Philippines Inc., or Digitel, to operate cellular telecommunications services, which we expect will create additional competition in the industry. Digitel has announced that it plans to commence commercial operations in the second quarter of 2002. In the future, the government may allocate further frequencies and award additional cellular telecommunications licenses, which would further increase competition.

In order to build and maintain market share in the cellular business, we have incurred significant selling and promotion expenses, including providing subsidized handsets to customers and dealer commissions. Our consolidated operating expenses for the year ended December 31, 2000 increased by 19.0% compared with the year ended December 31, 1999, reflecting significant selling and promotion expenses of Smart and Piltel during the first six months of 2000. We anticipate that in the future, we may need to continue expending significant amounts on selling and promotion expenses to promote existing and new services to build and maintain our share of the cellular telecommunications market. Competitive pressures on our cellular rates may also affect our cellular revenues and revenue growth. For example, we have not increased our cellular rates to reflect fluctuations in the peso-to-U.S. dollar exchange rate since November 1998 because of such competitive pressure. In addition, our prepaid GSM subscribers can, using their existing handsets, switch their cellular service to one of our competitors by having their handsets "unlocked" from our service, for a fee, and purchasing a new SIM card from the desired operator. We cannot assure you that these expenses, rate pressures and loss of customers will not have a material adverse effect on our financial performance.

Rapid changes in telecommunications technology may adversely affect the economics of our existing businesses and the value of our assets, increase our required capital expenditures and create new competition

The telecommunications sector has been characterized recently by rapid technological changes. We cannot assure you that these developments will not result in competition from providers of new services or the need to make substantial capital expenditures to upgrade our facilities. For example, if 3G cellular services were to be introduced in the Philippines, we would be likely to incur significant expenses if we were to roll out those services.

Our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer services that meet customer demands on a competitive and timely basis. We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate or effective manner. The development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2001, we recognized impairment charges in respect of Smart's and Piltel's analog assets and of the value of our investment in Piltel.

The cellular telecommunications industry may not continue to grow or may grow at a slower rate

A significant portion of our consolidated revenues is currently derived from the cellular telecommunications industry. As a result, we depend on the continued development and growth of the cellular telecommunications industry. Growth of the cellular communications market depends on many factors beyond our control, including the continued introduction of new and enhanced cellular devices and consumer preferences. Any economic, technological or other developments resulting in a reduction in demand for cellular services may harm our business.

Risks Relating to the Philippines

Our business may be affected by political or social instability in the Philippines

Our results of operations and financial performance and condition may be influenced by the general political situation in, and the state of the economy of, the Philippines. In February 1986, a peaceful military and civilian uprising ended the 21-year rule of President Ferdinand Marcos and installed Corazon Aquino as President of the Philippines. Between 1986 and 1989, there were several attempted *coups d'état* against the Aquino administration, none of which was successful. Political and economic conditions in the Philippines were generally stable during the 1990's following the election of Fidel V. Ramos as President in 1992. However, during 2000, his successor President Joseph Estrada was subject to allegations of corruption, culminating in impeachment proceedings, mass public protests in the metropolitan Manila area, withdrawal of the support of the military, and his stepping down from office. Then Vice President, Gloria Macapagal-Arroyo, was sworn in as President on January 20, 2001. On April 25, 2001, Estrada was arrested on a non-bailable charge of plunder which resulted in public protests by his supporters on May 1, 2001. In response, President Macapagal-Arroyo declared a week-long "state of rebellion." On May 14, 2001, the Philippines held legislative elections, following which President Macapagal-Arroyo's coalition won a majority of the seats in the Senate.

In 2000, a series of kidnapping and terrorist activities by the extremist "Abu Sayyaf" group and armed conflict between the military and the communist Moro Islamic Liberation Front occurred in Mindanao. This social unrest negatively impacted the operations of Piltel's fixed line business in Mindanao. Since May 2001, the Abu Sayyaf group has continued to engage in kidnapping and other terrorist activities in Mindanao and Palawan. Recently, the United States military and the Armed Forces of the Phillippines have been engaged in joint military exercises in Mindanao.

In November 2001, members of rebel groups damaged three of our cell sites located in Central Luzon and one of our relay stations, including some radio facilities, in southern Mindanao in response to PLDT's failure to pay "revolutionary taxes" demanded by these groups.

We cannot assure you that political events or terrorist activities will not again result in major public protest or the involvement of the military in politics. Any political instability in the future may have a negative effect on our results of operations and financial condition. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for telecommunications or other companies.

Our results of operations may be negatively affected by slow or negative growth rates and economic instability in the Philippines and in Asia

In the past, the Philippines has experienced periods of slow or negative growth, high inflation, significant devaluation of the peso, imposition of exchange controls, debt restructuring and electricity shortages and blackouts.

From mid-1997 to 1999, the economies of a number of Asian countries experienced significant downturns. The regional economic turbulence affected the Philippine economy in a number of ways, including the depreciation of the peso, increases in interest rates, increases in unemployment and inflation, increased volatility and a decline in prices in the domestic stock market, the downgrading of the Philippines' local currency rating and the ratings outlook for the Philippine banking sector and the reduction of foreign currency reserves. These and other factors led to a slowdown in the growth of the Philippine economy in 1997 and 1998. Gross domestic product decreased by 0.6% in 1998.

In the second half of 2000 and in 2001, the political developments relating to the allegations of corruption in the Estrada administration as well as economic events, for example, the growing government fiscal deficit and a global increase in oil prices, have resulted in increased concerns about the political and economic stability in the Philippines. This, in turn, has resulted in the depreciation of the peso against the U.S. dollar and the volatility of the prices of shares traded on the domestic stock market. We cannot assure you that these factors will not affect our results of operations in a materially adverse manner.

If foreign exchange controls were to be imposed, our ability to meet our foreign currency payment obligations could be adversely affected

Approval from or registration with *Bangko Sentral ng Pilipinas* for the issuance and guarantee of foreign currency denominated borrowings is not required in order to make our foreign currency payment obligations legally valid and binding. However, receiving this approval and registration will enable a borrower to access the banking system to obtain foreign currency to service its debt obligations rather than using other sources of foreign currency, for example, foreign currency revenue streams.

The Philippine government has, in the past, instituted restrictions on the conversion of pesos into foreign currency and the use of foreign exchange received by Philippine companies to pay foreign currency-denominated obligations. The Monetary Board of *Bangko Sentral ng Pilipinas* has statutory authority, with the approval of the President of the Philippines, during a foreign exchange crisis or in times of national emergency, to:

- suspend temporarily or restrict sales of foreign exchange;
- require licensing of foreign exchange transactions; or
- require the delivery of foreign exchange to *Bangko Sentral ng Pilipinas* or its designee banks.

We cannot assure you that foreign exchange controls will not be imposed in the future. If imposed, these restrictions could materially adversely affect our ability to meet our foreign currency obligations.

You should read our financial statements carefully because corporate disclosure and accounting standards in the Philippines differ from U.S. GAAP

Our financial statements are prepared in accordance with Philippine GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Philippine GAAP and U.S. GAAP relative to the accompanying financial statements and a reconciliation of our consolidated and non-consolidated net income and stockholders' equity from Philippine GAAP to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — U.S. GAAP Reconciliation" and Note 25 to the accompanying audited consolidated and non-consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001.

As of and for the years ended December 31, 2001 and 2000, U.S. GAAP reconciliation adjustments resulted in significant differences compared with our Philippine GAAP financial information, included in our consolidated net income (loss), consolidated stockholders' equity and consolidated long-term debt. These adjustments resulted principally from differences in treatment of impairment charges in respect of certain long-lived assets of Smart and Piltel, consolidation of Piltel, accounting for PLDT's acquisition of Smart under the purchase method of accounting, capitalization of foreign exchange differences and revenue recognition of installation fees, handset sales and prepaid card sales. As of and for the year ended December 31, 2001, we had consolidated net losses of ₱20,739.3 million (US$401.2 million) under U.S. GAAP compared with net income of ₱3,417.9 million (US$66.1 million) under Philippine GAAP, consolidated stockholders' equity of ₱29,050.2 million (US$562.0 million) compared with ₱88,627.6 million (US$1,714.6 million) and consolidated long-term debt of ₱190,072.5 million (US$3,677.2 million) compared with ₱168,879.5 million (US$3,267.2 million). As of December 31, 2001, our consolidated ratio of debt to equity was 6.77x under U.S. GAAP compared with 1.98x under Philippine GAAP and our non-consolidated ratio of debt to equity was 4.94x under U.S. GAAP as compared with 1.62x under Philippine GAAP. As of December 31, 2001, the consolidated and non-consolidated ratio of earnings to fixed charges under U.S. GAAP was below the coverage ratio of 1:1 as compared to a ratio under Philippine GAAP of 1.1x and 1.2x, respectively. As of and for the year ended December 31, 2000, we had a consolidated net loss of ₱28,984.0 million (US$560.7 million) under U.S. GAAP compared with net income of ₱1,108.4 million (US$21.4 million) under Philippine GAAP, consolidated stockholders' equity of ₱51,577.0 million (US$997.8 million) compared with ₱86,527.4 million (US$1,674.0

million) and consolidated long-term debt of ₱196,539.4 million (US$3,802.2 million) under U.S. GAAP compared with ₱175,341.4 million (US$3,392.2 million) under Philippine GAAP. As of December 31, 2000, our consolidated ratio of debt to equity was 3.80x under U.S. GAAP compared with 2.27x under Philippine GAAP, our non-consolidated ratio of debt to equity was 2.84x compared with 1.69x, our consolidated ratio of earnings to fixed charges was less than 1:1 compared under U.S. GAAP with 1.0x, under Philippine GAAP and our non-consolidated ratio of earnings to fixed charges was less than 1:1 under U.S. GAAP compared with 1.2x under Philippine GAAP.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes which may materially disrupt and adversely affect our business operations. We cannot assure you that the insurance coverage we maintain for these risks will adequately compensate us for all damage and economic losses resulting from natural catastrophes.

EXCHANGE RATES

The exchange rate between the Philippine peso and the U.S. dollar is not administratively fixed by the Philippine government. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the "Philippine Dealing System Reference Rate." The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Philippine pesos-U.S. dollars by member banks of the Bankers Association of the Philippines and *Bangko Sentral ng Pilipinas*. All members of the Bankers Association of the Philippines are required to make their Philippine peso-U.S. dollar trades through this system, which was established by Telerate Financial Information Network of Hong Kong.

Below is the history of exchange rates between the Philippine peso and the U.S. dollar, expressed in pesos per U.S. dollar, for the periods indicated, based on the volume weighted exchange rate for each business day in each of the periods presented:

	Year Ended December 31,			
	Period End	**Average(1)**	**Low(2)**	**High(3)**
1996................	₱26.293	₱26.222	₱26.173	₱26.293
1997................	40.116	30.164	26.331	40.116
1998................	39.145	40.903	37.817	44.027
1999................	40.298	39.234	37.961	40.920
2000................	49.986	44.779	40.556	51.680
2001................	51.690	51.058	48.286	53.526

Source: Philippine Dealing System Reference Rate

(1) Simple average of month-end exchange rates.

(2) Lowest month-end exchange rate for the period.

(3) Highest month-end exchange rate for the period.

	Month			
	Period End	**Average(1)**	**Low(2)**	**High(3)**
2001				
October.......	₱51.956	₱51.760	₱51.371	₱52.058
November...	52.020	51.993	51.786	52.149
December ...	51.690	51.770	51.153	52.058
2002				
January	51.238	51.389	51.195	51.721
February	51.282	51.284	51.169	51.360
March	51.096	51.056	50.913	51.208

Source: Philippine Dealing System Reference Rate

(1) Simple average of exchange rates for the month.

(2) Lowest exchange rate for the month.

(3) Highest exchange rate for the month.

This report contains conversions of peso amounts into U.S. dollars for your convenience. Unless otherwise specified, these conversions were made at the exchange rate as of December 31, 2001 of ₱51.690 = US$1.00. You should not assume that such peso amounts represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, or at any particular rate. As of April 9, 2002, the exchange rate quoted through the Philippine Dealing System was ₱51.042 = US$1.00.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated and non-consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Risk Factors" and "Forward-Looking Statements" and elsewhere in this report. Our audited consolidated and non-consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Philippine GAAP and U.S. GAAP as they apply to us, see "— U.S. GAAP Reconciliation" below and Note 25 to the accompanying audited consolidated and non-consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001. For convenience, certain peso financial information in the following discussions have been translated to U.S. dollars at the exchange rate at December 31, 2001, of ₱51.690 = US$1.00, as quoted through the Philippine Dealing System.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and PLDT's subsidiaries Clark Telecom, Subic Telecom and MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless — wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart, and PLDT's affiliate Piltel) and satellite operators (PLDT's subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat); and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Internet access services provided by ePLDT's subsidiary Infocom and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership of Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. Similarly, unless otherwise indicated, our operating information stated as of December 31, 2001 only includes proportionately Piltel's operating information up to June 27, 2001. Under the terms of Piltel's debt restructuring plan, PLDT is not permitted to demand or receive payment, redemption or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate until all amounts owing to participating creditors have been paid or discharged, except for payments due in respect of transactions having arm's-length terms. In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the letter of support. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. Because of these restrictions, the use of the equity method of accounting was discontinued with respect to our interest in Piltel under Philippine GAAP. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see "Other Information" below and Notes 2, 7 and 25 to the accompanying financial statements.

Our consolidated financial information for the year 1999 has been restated to reflect the acquisition of Smart by PLDT, which occurred in March 2000, in a manner similar to a pooling of interests, as if the transaction had occurred at the beginning of the year. For a more detailed discussion, see Note 2 to the accompanying financial statements.

Fixed Line

Local Exchange Service. Local exchange service has been one of our major revenue drivers in the past several years, contributing an average of approximately 30% of our consolidated operating revenues for each year since 1999. Local exchange revenues have increased in absolute terms largely as a result of service rate increases implemented pursuant to the currency adjustment mechanism allowed by the NTC. Under this mechanism, we are authorized to increase and, if we have increased service rates, required to decrease, our monthly recurring local exchange service rates by 1% for every ₱0.10 change in the peso-to-dollar exchange rate relative to a base rate of ₱11.00 = US$1.00. Increased local exchange revenues also reflect a higher average number of fixed lines in service.

International Long Distance Service. Historically, international long distance service was our primary revenue source. However, international long distance revenues have been declining in both absolute terms and as a percentage of gross revenues due to the reduction of international settlement rates, reduced calling rates and increased competition. We have initiated a number of marketing and other initiatives in an effort to prevent further erosion of our market share and revenue base. In 2001, international long distance services accounted for 15.6% of our revenues, compared to 21.0% in 2000.

National Long Distance Service. National long distance service revenues have been declining since 1999 in both absolute terms and as a percentage of our total revenues due to a drop in call volumes, an increase in the proportion of calls subject to revenue sharing with other carriers and the reduction of our national direct dialing rates. In 2001, national long distance services accounted for 11.4% of our revenues, compared to 16.8% in 2000. In late 2001, we adopted a revised pricing plan with a view to stabilizing our rates going forward.

Data and Other Network Services. Data and other network services registered the highest percentage revenue growth of our fixed line service segments in 2001. Recognizing the growth potential of this service segment and considering its importance to our business strategy, we have put considerable emphasis on the development of new packet-switched, data-capable and Internet-based networks. In 2001, data and other network services accounted for 6.5% of our revenues, compared to 4.7% in 2000.

Wireless

Cellular Service

For the year 2001, cellular service was our largest revenue source. Rapid growth in the cellular market has resulted in a change in our revenue composition and sources of revenue growth. As of December 31, 2001, Smart and Piltel had the largest and third largest cellular subscriber bases, respectively, in the Philippines. In addition, the total number of Smart's and Piltel's cellular subscribers increased by 81.2% in 2001 compared to 2000, resulting in the aggregate of Smart's and Piltel's cellular subscribers outnumbering our fixed lines in service by approximately 3 to 1 as of December 31, 2001. Cellular data services, which include all SMS and text-related services, ranging from ordinary text to value-added services, contributed significantly to our revenue increase. Cellular data services generated ₱7,624.4 million in 2001, representing an increase of ₱5,209.5 million, or 215.7%, over the ₱2,414.9 million generated in 2000. While SMS contributed ₱6,175.4 million in 2001, its percentage contribution to total cellular data revenues for the year decreased to 81.0% from 93.5% in 2000.

Smart incurred substantial net losses in the first half of 2000, but turned profitable in the third quarter of 2000 by reducing subscriber acquisition costs after achieving a substantial increase in its base of GSM subscribers. For the year ended December 31, 2001, Smart posted a net income of ₱3,852.5 million, as against a net loss of ₱406.1 million for 2000.

A significant portion of the growth in our cellular business is attributable to Smart's and Piltel's prepaid services delivered over Smart's GSM network. As of December 31, 2001, prepaid GSM subscribers constituted 92.6% of Smart's and Piltel's combined cellular subscriber base. The number of Smart's and Piltel's analog subscribers has declined significantly and we expect it to continue to decrease, reflecting Philippine cellular users' preference for digital networks, which are capable of providing a broader range of value-added services, such as SMS.

Our average monthly revenue per cellular subscriber, or ARPU, has been decreasing, reflecting an increase in the number of our prepaid subscribers, who generally incur significantly lower air time charges per month than postpaid subscribers, and the growing popularity of SMS. We cannot assure you that ARPUs will not continue to decline in the future.

Monthly churn rates for our prepaid GSM service averaged approximately 1.8% in the year ended December 31, 2001. We believe the principal factors affecting subscriber churn are economic conditions in the Philippines, network quality and technological factors that necessitate the upgrading of SIM cards. Smart includes subscriber upgrades of SIM cards in its calculation of churn. Tariffs for cellular services can also be an important factor affecting churn. However, because the tariff structures offered by the various Philippine cellular operators have been similar to Smart's tariff structure, we do not believe that tariffs have had a significant effect on Smart's churn rate in the past three years.

For an explanation of how we calculate churn and the factors affecting our churn rates in 2001, see "— Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service."

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. As of December 31, 2001, ACeS Philippines, our satellite phone service provider, had not yet started commercial operations.

Information and Communications Technology

Incorporated in August 2000, ePLDT's principal businesses are the operation of a data center under the brand name *Vitro*(TM) and Infocom, an ISP. PLDT transferred Infocom to ePLDT on December 1, 2001. Through *Vitro*(TM), we provide co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and web hosting. *Vitro*(TM) began commercial operations in the first half of 2001. Recently, ePLDT has focused on developing its call center services business, which we expect will account for a significant portion of ePLDT's operating revenues and capital expenditures in the near future.

ePLDT has a number of strategic investments involving other information technology-related services. These investments include, among others, interests in the Philippines' only digital certificate issuer, a company engaged in the Philippine government's computerization project, a business-to-business exchange established together with five Philippine conglomerates, an information technology learning center, Internet cafes, and online directory services. As of December 31, 2001, some of these businesses have launched their commercial operations.

Critical Accounting Policies

Our consolidated and non-consolidated financial statements are prepared in accordance with Philippine GAAP, which requires management to make estimates and assumptions that affect amounts reported in our financial statements and related notes. Philippine GAAP differs in certain significant respects from U.S. GAAP. Accordingly, we have prepared a description of the significant differences and a reconciliation of consolidated net income and stockholders' equity from Philippine GAAP to U.S. GAAP below under "— U.S.

GAAP Reconciliation" and in Note 25 to the accompanying financial statements. In preparing these financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. Philippine GAAP and U.S. GAAP are regularly revised. In particular, Philippine GAAP is expected to adopt certain accounting principles issued by the International Accounting Standards Council. The adoption of new accounting standards could have a significant impact on our financial statements in the year of change as well as in future years.

We believe the following represent our critical accounting policies under Philippine GAAP and U.S. GAAP. The impact and any associated risks relating to these policies in our business operations are discussed elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect our reported and expected financial results. For a further discussion of the application of these and other accounting policies, see "— U.S. GAAP Reconciliation" and Notes 3 and 25 to the accompanying financial statements.

Impairment of Long-Lived Assets

We review the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors which we consider to be important impairment indicators include:

- significant underperformance relative to expected historical or projected future operating results;
- significant change in the manner of our use of the assets or in our overall strategic direction; and
- significant negative industry and economic trends.

The review assesses the recoverable values of the relevant assets based on our estimates of the value from continued use of the asset and its eventual disposition or our best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the assets' estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional changes under Philippine GAAP.

Effective January 1, 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets to reflect the effects of obsolescence, the continuing decline in subscribers, competition and other economic factors which are considered to have shortened the useful economic life of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge, under Philippine GAAP, for the year ended December 31, 2001.

U.S. GAAP requires that an impairment review be performed when certain impairment indicators are present. The impairment review first compares the future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of the assets with the book value of the assets. If these cash flows are not sufficient to recover the book value of the assets, an impairment charge is recognized based on the comparison between the discounted value of these cash flows and the book value of the assets.

As a result of an impairment review carried on the above mentioned analog assets of Smart and Piltel, impairment charges were recognized in our consolidated financial statements prepared in accordance with U.S. GAAP.

An impairment review was also performed under U.S. GAAP as of December 31, 2001 for Piltel's fixed line network relating to Executive Order No. 109.[1] No impairment charge was recognized as a result of this

[1] In 1993, the Philippine government issued Executive Order No. 109, which required, among other things, that

continued on the following page...

review since the carrying value of the network at December 31, 2001 was lower than the estimated undiscounted cash flows from the continued future use and eventual disposal.

The preparation of these estimated future cash flows involves significant judgment and estimations regarding future subscriber numbers, call patterns, exchange rates, interest rates and other variables. It is possible that actual cash flows may differ significantly from those forecasts, leading to future additional impairment charges under U.S. GAAP.

We depreciate our property, plant and equipment based on our best estimates of the useful lives and salvage values of the relevant assets with reference to technological changes and industry trends and practices.

Estimating Allowances

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts, mostly of foreign administrators, where we have information that certain customers may be unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the current credit status of the customer based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues. This percentage is based on historical collection, write-off experience, current economic trends and changes in our customer payment terms. The amount and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates.

Revenue Recognition

Over 95% of our cellular subscribers are prepaid subscribers. Prepaid cards are generally sold through dealers and we recognize revenues upon sale of the cards to dealers rather than upon subscriber usage. We believe that sales to dealers qualify as "outright sales" under Philippine GAAP since the terms of the sales to dealers do not allow any rights of return. If we recognized the revenue based on subscriber usage, as required under U.S. GAAP, our consolidated and non-consolidated revenues would have been lower.

Acquisitions and Intangible Assets

Acquisitions have generally been accounted for as purchases. However, the acquisition of Smart was accounted for in a manner similar to a pooling of interests method because the transfers and exchanges were between companies under the effective control of a common stockholder.

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the assets and liabilities purchased. Our business acquisitions typically result in goodwill, which affects our results of operations for the amount of future period amortization expense. However, we no longer amortize goodwill under U.S. GAAP effective January 1, 2002. Instead, goodwill is subject to a periodic impairment test. Determining the value and amortization period of goodwill requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events

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...continued from the preceding page

authorized operators of international gateway facilities and nationwide cellular services install a minimum of 300,000 and 400,000 fixed lines, respectively, in pre-assigned service areas of the country. Piltel entered into a Build-Transfer Agreement with Marubeni Corporation for the design, engineering, installation, commissioning and provisioning of a fixed line network.

could cause us to conclude that goodwill associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Capitalized Foreign Exchange Differentials

Under Philippine GAAP, when we incur unhedged foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment invoiced in a foreign currency, such as U.S. dollar-denominated loans to finance equipment purchases, foreign exchange losses on those liabilities are added to the appropriate property accounts. Foreign exchange gains on those liabilities are deducted from the appropriate property accounts. We record foreign exchange differentials as adjustments to cost, which is allowed as an alternative treatment under existing Philippine GAAP. Under U.S. GAAP, these foreign exchange differentials are instead charged or credited to operations. In recent years, the Philippine peso has depreciated significantly against the U.S. dollar, resulting in substantial foreign exchange losses, which have been capitalized in accordance with Philippine GAAP. Treatment of these foreign exchange losses as a direct charge to operations would result in lower property, plant and equipment and lower net income, and has resulted in a net loss for certain periods.

The Philippine Accounting Standards Council has distributed for comment Exposure Draft No. 37 "The Effects of Changes in Foreign Exchange Rates," which is proposed to take effect on January 1, 2005 and recommends restrictions on capitalization of foreign exchange differentials under Philippine GAAP. If this draft is adopted in its current form, we would no longer be able to capitalize foreign exchange differentials prospectively and would be required to charge these differentials to operations in the year incurred. In addition, as currently proposed, the transition rules would require that the cumulative undepreciated balance of capitalized foreign exchange differentials be accounted for either as an adjustment to the opening balance of retained earnings for the earliest period then presented in a company's financial statements or charged to operations in the current year.

Investments

The various interests that we hold in companies are accounted for under three methods: consolidation, the equity method and the cost method. The applicable accounting method is generally determined based on our voting interest in a company. Majority-owned companies are consolidated, 20% to 50% owned companies are accounted for using the equity method and our investments in companies over which no significant influence is exercised or in cases where our investments are temporary are stated at cost.

Effective June 27, 2001, Piltel ceased to qualify as a PLDT subsidiary under existing Philippine GAAP as a result of the reduction of PLDT's common equity ownership in Piltel to less than majority. PLDT would own more than 90% of Piltel's common shares if it were to convert its holding of non-voting Piltel preferred shares into Piltel common shares. However, Philippine GAAP excludes the Piltel preferred shares and the common shares issuable upon conversion in calculating PLDT's voting interest in Piltel. Those shares are not permitted to form the basis for consolidation of Piltel prior to conversion.

Under U.S. GAAP, PLDT continues to consolidate Piltel because PLDT has the ability to control Piltel by acquiring a majority ownership interest in excess of 90% of Piltel's common stock through the conversion of preferred shares into Piltel common shares without any restrictions or costs to exercise the conversion features. In addition, PLDT committed to finance cash shortfalls Piltel may experience pursuant to the letter of support signed by PLDT. Accordingly, PLDT continues to consolidate Piltel's financial statements under U.S. GAAP.

Pension Cost

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 14 to the accompanying financial statements, and include among others, discount rates, expected returns on plan assets and rates of compensation increase. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income, as a percentage of operating revenues for each of the years ended December 31, 1999, 2000 and 2001. Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	1999(1)	%(2)	2000(1) (in millions)	%(2)	2001(3)	%(2)
Operating Revenues						
Fixed line	₱43,865.3	78.8	₱45,967.0	73.1	₱46,876.7	63.7
Wireless	11,631.5	20.9	16,697.4	26.5	26,227.4	35.6
Information and communications technology	195.0	0.3	238.7	0.4	468.9	0.7
	55,691.8	100.0	62,903.1	100.0	73,573.0	100.0
Operating Expenses						
Fixed line	28,456.4	66.6	30,314.9	48.2	32,309.0	43.9
Wireless	14,043.8	32.8	20,234.4	32.2	23,339.4	31.7
Information and communications technology	254.4	0.5	310.8	0.5	779.7	1.1
	42,754.6	76.8	50,860.1	80.9	56,428.1	76.7
Net Operating Income (Loss)						
Fixed line	15,408.9	27.7	15,652.1	24.9	14,567.7	19.8
Wireless	(2,412.3)	(4.3)	(3,537.0)	(5.7)	2,888.0	3.9
Information and communications technology	(59.4)	(0.2)	(72.1)	(0.1)	(310.8)	(0.4)
	₱12,937.2	23.2	₱12,043.0	19.1	₱17,144.9	23.3

(1) As restated to reflect the acquisition of Smart by PLDT on March 24, 2000 as if the acquisition had occurred at the beginning of the periods presented.

(2) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

(3) Piltel is not included as a consolidated subsidiary in our consolidated financial statements under Philippine GAAP with effect from June 27, 2001. We have not restated our financial information for prior years to reflect the deconsolidation.

2001 Compared to 2000

Consolidated Operating Revenues

Our consolidated operating revenues grew by ₱10,669.9 million, or 17.0%, to ₱73,573.0 million in 2001 compared with ₱62,903.1 million in 2000 largely as a result of the continuing strong growth of our wireless business. Smart contributed ₱24,461.2 million in revenues for 2001, an increase of 71.5% from ₱14,266.6 million in 2000. Smart's 2001 revenue contribution, which was derived mostly from its cellular operations, accounted for 33.2% of our consolidated operating revenues in 2001, compared with 22.7% in 2000.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2001, this business generated revenues of ₱46,876.7 million, an increase of ₱909.7 million, or 2.0%, over 2000. The increase was due mainly to increases in revenues from our local exchange service and data and other network services, partially offset by decreases in our national and international long distance revenues. However, our fixed line revenues dropped to 63.7% of consolidated operating revenues in 2001 from 73.1% in 2000 due to the significant growth in our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2000 and 2001 by service segment:

	2000	%	2001	%
		(pesos in millions)		
Fixed line services:				
Local exchange	₱18,977.9	41.3	₱21,832.5	46.6
International long distance	13,233.0	28.8	11,453.5	24.4
National long distance	10,550.2	23.0	8,388.1	17.9
Data and other network	2,963.2	6.4	4,776.5	10.2
Miscellaneous	242.7	0.5	426.1	0.9
Total	₱45,967.0	100.0	₱46,876.7	100.0

Local Exchange Service

Our local exchange service revenues consist of:

- flat monthly fees for our billed service;
- installation charges and other one-time fees associated with the establishment of customer service;
- local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network;
- proceeds from sales of prepaid call cards (gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses); and
- charges for value-added services.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated local exchange revenues (in millions)	₱18,977.9	₱21,832.5
Number of fixed lines in service		
PLDT Group(1)	1,999,922	2,097,366
PLDT	1,915,985	2,075,109
Number of PLDT employees	13,285	12,915
Number of PLDT fixed lines in service per PLDT employee	144	161

(1) PLDT Group's fixed line subscribers as of December 31, 2000 include Piltel's 80,600 fixed line subscribers but exclude the 76,716 fixed line subscribers as of December 31, 2001.

Revenues from our local exchange service increased by ₱2,854.6 million, or 15.0%, to ₱21,832.5 million in 2001 compared with ₱18,977.9 million in 2000 principally due to:

- currency-related adjustments in our monthly local service rates; and
- higher average number of billed fixed lines in service.

As a percentage of consolidated operating revenues, however, our local exchange service revenues in 2001 remained virtually unchanged at 30%.

During 2001, we implemented ten upward and four downward adjustments in our monthly local service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the NTC. During 2000, we implemented 12 upward adjustments and one downward adjustment. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every ₱0.10 change in the peso-to-dollar exchange rate relative to a base rate of ₱11.00 = US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days' prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar exchange rate in 2001 was ₱50.46 = US$1.00, compared to the average of ₱43.04 = US$1.00 in 2000. Rate adjustments under this mechanism relating to this 17.2% depreciation of the peso resulted in a 15.7% net increase in our average monthly local service rates, thus increasing our local exchange revenues.

Despite lower gross fixed line additions in 2001, PLDT achieved a higher number of net additional fixed lines in service because of lower number of disconnections during the year than in 2000. Gross additions to PLDT's fixed lines in service in 2001 totaled 427,349, lower by 10.5% than last year's gross additions of 477,515. On a net basis, PLDT added 159,124 fixed lines in 2001, higher by 3.7% than the net additions of 153,516 in 2000.

The increase in PLDT's net fixed line additions was mainly attributable to *Teletipid*, PLDT's prepaid fixed line service. Launched in August 2000, *Teletipid* was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. At the end of 2000, PLDT had 13,905 *Teletipid* subscribers, all of which were new subscribers. However, in 2001, *Teletipid* was incorporated into PLDT's overall churn and credit risk exposure management and subscriber retention efforts. In 2001, the number of additional *Teletipid* subscribers was 130,597, of which 82,002, or 63%, were new subscribers and 48,595, or 37%, were migrated from PLDT's postpaid fixed line service, instead of being disconnected from the service for non-payment of bills. As of December 31, 2001, active *Teletipid* subscribers reached 144,502, representing 7% of PLDT's total fixed lines in service.

Teletipid phone kits, each containing ₱300 of pre-paid air time, are sold for ₱1,700.00 per unit. *Teletipid* prepaid subscribers are charged based on usage at a rate of ₱0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls.

A prepaid fixed line subscriber is recognized as a subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing air time call cards that are sold in denominations of ₱300 and ₱500. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months after the full usage or expiry of the last reload. Revenues from the sale of prepaid cards are recognized when sold to dealers or directly to consumers through PLDT's business offices. All sales of prepaid *Teletipid* cards, whether through dealers or through PLDT's business offices, are on a non-refundable basis.

To stimulate fixed line subscriber take-up, effective November 13, 2000, PLDT reduced installation fees by approximately 41%, from ₱3,376.59 to ₱1,999.00, for postpaid residential subscribers and by approximately 35%, from ₱5,396.31 to ₱3,500.00, for business subscribers. PLDT also introduced additional value-added products and services, such as *Caller ID* and *TXT 135*, in order to attract new subscribers and retain existing ones. *Caller ID* allows subscribers to identify callers by telephone number, while *TXT 135* allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets. *TXT 135* is now capable of international text messaging and is undergoing further expansion to allow two-way text messaging. We expect two-way text messaging to be in service within the first half of 2002.

The ratio of PLDT fixed lines in service per PLDT employee improved from 144 in 2000 to 161 in 2001 due to the increase in PLDT's fixed lines in service and the impact of PLDT's manpower reduction program. PLDT's workforce was reduced by 370 employees, or 2.8%, in 2001 primarily as a result of the manpower reduction program.

International Long Distance Service

International long distance revenues generated through our international gateway facilities consist of:

- inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;
- access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and
- outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated international long distance revenues (in millions)	₱13,233.0	₱11,453.5
Inbound	9,937.1	8,984.8
Outbound	3,295.9	2,468.7
Inbound-outbound call ratio	3.0:1	3.6:1
International call volumes (in million minutes)		
PLDT Group	2,116.8	2,499.0
Inbound	1,978.3	2,333.4
Outbound	138.5	165.6
Inbound-outbound call ratio	14.3:1	14.1:1
PLDT	2,113.8	2,495.8
Inbound	1,977.6	2,332.7
Outbound	136.2	163.1
Inbound-outbound call ratio	14.5:1	14.3:1

Our consolidated international long distance revenues decreased by ₱1,779.5 million, or 13.4%, to ₱11,453.5 million in 2001 from ₱13,233.0 in 2000 as a result of declines in revenues from both inbound and outbound international calls. Our international long distance revenues as a percentage of our consolidated operating revenues also decreased to 15.6% in 2001 from 21.0% in 2000.

Our revenues from inbound international long distance calls for 2001 decreased by ₱952.3 million, or 9.6%, to ₱8,984.8 million principally due to continued declines in international settlement rates. This decrease was partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes.

On January 1, 2000, we adopted the U.S. Federal Communications Commission, or U.S. FCC, accounting rate benchmark, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our settlement rates for inbound calls from the United States have continued to decline to levels below the benchmark rate. Settlement rates for inbound calls from other countries have declined as well. Although our settlement rates have generally stabilized, we cannot assure that they will not decline further in the future.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our inbound international long distance call volumes increased by 17.9% to 2,333.4 million minutes in 2001 largely due to:

- our enhanced competitiveness from flexible pricing that was made possible by our adoption of the benchmark international accounting rate a year earlier than the date set by the U.S. FCC; and

- our recovery of traffic previously lost to unauthorized traffic termination and bypass routings by international simple resale operators.

Beginning September 2001, PLDT adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. This prepayment policy also contributed to the decline in revenues from inbound traffic. Although this prepayment policy has negatively impacted our inbound international long distance revenues in the near term, we expect that over the longer term this policy will help us achieve a more stable revenue base and control uncollectible accounts.

Our revenues from outbound international long distance calls for 2001 declined by ₱827.2 million, or 25.1%, to ₱2,468.7 million primarily due to substantial reductions in our international direct dialing or IDD rates, partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes. PLDT reduced its IDD rates for outbound calls an average of US$1.507 per minute to as low as US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours effective June 15, 2000. Effective February 1, 2001, PLDT further reduced these rates to a flat rate of US$0.40 per minute applicable to all call destinations at any time and any day of the week.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes grew by 19.6%, from 138.5 million minutes in 2000 to 165.6 million minutes in 2001, as a result of:

- substantial reductions of our IDD rates; and

- implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

Our national long distance revenues consist of:

- per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

- access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated national long distance revenues (in millions)	₱10,550.2	₱8,388.1
National long distance call volumes (in million minutes)		
PLDT Group	3,274.2	2,779.5
PLDT	3,255.3	2,756.3

Our national long distance revenues declined by ₱2,162.1 million, or 20.5%, to ₱8,388.1 million in 2001 from ₱10,550.2 million in 2000 due to the combined effects of the following:

- lower call volumes;
- reduced national direct dialing, or NDD, rates; and
- changes in interconnect arrangements and the percentage of calls subject to revenue sharing with other carriers.

Likewise, national long distance revenues decreased to 11.4% of our consolidated operating revenues in 2001 from 16.8% in 2000.

Our national long distance call volumes decreased by 15.1% to 2,779.5 million minutes in 2001 compared with 3,274.2 million minutes in 2000. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected call volumes. The integration of some of our local exchanges into single local calling areas effective August 2000, as mandated by the NTC, has also negatively affected our national long distance call volumes. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

In 2001, PLDT implemented changes in its NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls to fixed line subscribers, PLDT reduced its NDD rates from a range of ₱3.25 to ₱6.60 per minute to a range of ₱3.00 to ₱5.00 per minute effective May 1, 2001. On November 2, 2001, PLDT rebalanced these rates to a flat rate of ₱4.50 per minute. For calls terminating to cellular subscribers, PLDT reduced its NDD rates from a range of ₱12.69 to ₱14.69 per minute to a uniform rate of ₱12.50 per minute effective November 2, 2001. Rate rebalancing aims to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

In 2001, 72.4% of our national long distance call volumes were subject to revenue sharing with other carriers, compared to 69.5% in 2000.

On May 1, 2001, PLDT entered into an agreement with the majority of other local exchange carriers. Under the new arrangement, the originating carrier pays access charges of (1) ₱0.50 per minute for short haul or ₱1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) ₱1.00 per minute to the terminating carrier. PLDT maintains revenue sharing arrangements with a few other local exchange carriers whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity.

PLDT has also reached a favorable settlement in its negotiations with different cellular operators on access charges for calls terminating to cellular subscribers. Effective July 2001, access charges paid by PLDT to cellular operators were reduced to ₱6.50 per minute for local and long distance calls, and, effective January 2002, access charges paid by PLDT were further reduced to ₱4.50 per minute. Prior to July 2001, PLDT paid interconnection charges ranging from a low of ₱7.69 to a high of ₱10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Data and Other Network Services

In 2001, data and other network services registered the highest percentage growth in revenues among our fixed line services, continuing the trend in the last two years.

Data and other network services we currently provide include:

- Traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;
- Broadband/packet-based/Internet protocol-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and
- Other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Of our total revenues from data and other network services in 2001, traditional bandwidth services accounted for 67%, broadband/IP-based services accounted for 29%, and other services accounted for the remaining 4%, compared with 71%, 25% and 4%, respectively, in 2000.

Revenues from our data and other network services grew by ₱1,813.3 million, or 61.2%, to ₱4,776.5 million in 2001 compared with ₱2,963.2 million in 2000. Revenues from our data and other network services also increased to 6.5% of our consolidated operating revenues in 2001 from 4.7% in 2000.

In 2001, we continued to broaden our service offerings with the launch of new services, such as outsourced remote dial-up access services and an Internet protocol-based networking service, and expansion or enhancement of some of the existing ones, including increasing the capacity of our Internet gateway service and accelerating the deployment of our DSL infrastructure.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For 2001, these revenues increased by ₱183.4 million, or 75.6%, to ₱426.1 million from ₱242.7 million in 2000, and accounted for 0.6% of our 2001 consolidated operating revenues, compared to 0.4% in 2000.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT and other services. Our wireless revenues include Piltel's revenues for the full year 2000 and for the period January 1 to June 27, 2001. From the period June 28, 2001 to December 31, 2001, our wireless revenues no longer include Piltel's revenues except for the 50% share of Piltel's prepaid GSM revenues, net of interconnection expense, accrued by Smart, as facility service fees, under the revenue sharing agreement between Smart and Piltel governing Piltel's use of Smart's GSM network. Smart's share of Piltel's GSM revenues continues to be recognized as cellular service revenues in our consolidated statements of income. Smart also accrues revenues under its three additional outsourcing agreements with Piltel. These revenues are recognized as "Other Income" under "Other Expenses-net" account in our consolidated statements of income.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2000 and 2001 by service segment:

	2000	%	2001	%
		(pesos in millions)		
Wireless services:				
Cellular				
Smart	₱13,972.1	83.7	₱24,461.6	93.3
Piltel	1,943.5	11.6	998.7	3.8
Sub-total	15,915.6	95.3	25,460.3	97.1
Satellite, VSAT and others	781.8	4.7	767.1	2.9
Total	₱16,697.4	100.0	₱26,227.4	100.0

Wireless service revenues increased by ₱9,530.0 million, or 57.1%, to ₱26,227.4 million in 2001 from ₱16,697.4 in 2000 mainly as a result of the continuing strong growth in our cellular service revenues. As a percentage of consolidated operating revenues, our wireless service revenues rose to 35.6% in 2001 from 26.5% in 2000.

Cellular Service

Our cellular service revenues consist of:

- revenues derived from sales of cellular prepaid cards;
- revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;
- charges for value-added services;
- facility service fees charged to Piltel for using Smart's GSM network for Piltel's *Talk 'N Text* prepaid cellular service;
- monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and
- other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards and the value of the associated expenses listed below. These expenses are recorded at the time of sale as part of selling and promotion expenses:

- the value of prepaid cards given to dealers as commissions for the sales of prepaid cards, which amounted to ₱3,362.8 million in 2001 and ₱2,199.0 million in 2000;
- the value of the free air time included with subscriber identification module, or SIM, cards at the time of purchase, which amounted to ₱288.9 million in 2001 and ₱705.6 million in 2000; and
- discounts given on the sale of prepaid cards to dealers, which amounted to ₱1,800.6 million in 2001 and ₱714.8 million in 2000.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as revenues. Gains on the sale of handsets are offset against selling and promotion expenses. Losses on the sale of handsets are included in selling and promotion expenses.

Our cellular service revenues in 2001 increased by ₱9,544.7 million, or 60.0%, to ₱25,460.3 million, of which ₱24,461.6 million came from Smart and ₱998.7 million from Piltel, representing Piltel's cellular revenues for the period January 1 to June 27, 2001. In comparison, our cellular service revenues in 2000 amounted to ₱15,915.6 million, of which ₱13,972.1 came from Smart and ₱1,943.5 million from Piltel, representing Piltel's cellular revenues for the full year ended December 31, 2000. Cellular service revenues accounted for approximately 34.6% of our consolidated operating revenues in 2001, compared to 25.3% in 2000. The substantial increase in our cellular service revenues was driven by the strong growth in our cellular subscriber base.

Prior to July 2001, Smart received interconnection fees at an average of ₱8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to ₱6.50 per minute and were further reduced to ₱4.50 per minute effective January 2002. Also prior to July 2001, Smart received and paid interconnection income and charges, respectively, of ₱1.00 per minute for calls originating/terminating in another cellular operator's network. Effective July 2001, these charges were increased to ₱3.00 per minute and further increased to ₱4.50 per minute effective January 2002.

As of December 31, 2001, Smart's and Piltel's combined cellular subscribers reached 6,368,850, an increase of 2,853,557, or 81.2%, over their combined subscriber base of 3,515,293 as of December 31, 2000. As a result, Smart's and Piltel's cellular subscribers outnumbered our fixed lines in service by 3 to 1 at year-end 2001.

The table below shows the cellular subscribers of Smart and Piltel as of December 31, 2000 and 2001:

	2000	2001
Cellular subscriber base	3,515,293	6,368,850
Smart	2,858,479	4,893,844
Piltel(1)	656,814	1,475,006

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(1) As of June 27, 2001, Piltel's cellular subscribers totaled 988,738, of which 784,672 were GSM subscribers and 204,066 were analog subscribers.

Smart

Smart markets nationwide cellular communications services under four brand names: *Smart Buddy, Smart Gold, PriceBuster* and *BillCrusher*. *Smart Buddy* and *Smart Gold* are services provided through Smart's digital GSM network, whereas *PriceBuster* and *BillCrusher* are offered on Smart's analog enhanced total access communications system, or ETACS, network. *Smart Buddy* and *BillCrusher* are prepaid services, while *Smart Gold* and *PriceBuster* are postpaid or billed services.

The following table summarizes key measures of Smart's cellular business as of and for the years ended December 31, 2000 and 2001:

	2000	2001
Cellular revenues (in millions).....	₱13,972.1	₱24,461.6
GSM..	11,327.3	23,759.1
Voice......................................	8,338.1	14,219.8
Data..	2,414.9	7,624.4
Others(1)................................	574.3	1,914.9
Analog......................................	2,564.7	503.7
Others(2)..................................	80.1	198.8
Cellular subscriber base..............	2,858,479	4,893,844
GSM..	2,331,005	4,641,666
Prepaid...................................	2,263,322	4,569,616
Postpaid..................................	67,683	72,050
Analog......................................	527,474	252,178
Prepaid...................................	282,529	87,429
Postpaid..................................	244,945	164,749
Traffic volumes (in millions)		
Calls (in minutes)......................	1,176.8	1,954.3
National..................................	853.9	1,263.7
International............................	322.9	690.6
Inbound................................	294.7	624.8
Outbound..............................	28.2	65.8
Messages — SMS.....................	3,861.7	12,328.8

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(1) Refers to other non-subscriber-related revenues, such as the facility service fees from Piltel and inbound international roaming fees.

(2) Refers to all other services consisting primarily of Public Calling Offices, or PCOs, and *SMARTalk* payphones and a small number of leased line circuits.

Smart's cellular service revenues increased by ₱10,489.5 million, or 75.1% to ₱24,461.6 million in 2001, from ₱13,972.1 million in 2000. The GSM service accounted for 97.1% of Smart's cellular service revenues in 2001, while the analog and other services accounted for the remaining 2.9%. Smart's GSM service revenues in 2001 included approximately ₱1,508.5 million in facility service fees from Piltel for its *Talk 'N Text* prepaid service using Smart's GSM network. The significant decline of ₱2,061.0 million, or 80.4%, to ₱503.7 million in Smart's analog service revenues in 2001 was due to the declining analog subscriber base coupled with decreasing average revenue per user, or ARPU.

Revenues from cellular data services, which include all SMS and text-related services, including value-added services, increased by ₱5,209.5 million, or 215.7%, to ₱7,624.4 million in 2001 from ₱2,414.9 million in 2000. As a result, cellular data services accounted for 31.4% of Smart's cellular revenues in 2001, compared to 17.4% in 2000. While SMS contributed revenues of ₱6,175.4 million in 2001, its percentage contribution to total cellular data revenues for the year decreased to 81.0% from 93.5% in 2000. The decrease reflects the increasing usage and contribution of other value-added services, such as *Smart zed*(TM), *Smart Money* and international text messaging.

During 2001, Smart's SMS system handled 12,328.8 million outbound messages, an increase of 219.3% from the 3,861.7 million messages handled during 2000. Smart has implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by a further one-third of the original allocation for a total reduction of two-thirds. Our experience since the implementation of these reductions suggests that they have not significantly affected subscriber usage.

In the last quarter of 2000, Smart launched the value-added cellular services *Smart zed*(TM), *Mobile Banking* and *Smart Money* to stimulate usage, build customer loyalty and stabilize ARPUs. In 2001, *Smart zed*(TM), *Mobile Banking* and *Smart Money* generated revenues of ₱423.7 million, ₱141.1 million and ₱12.9 million, respectively. For a description of these value-added services, see "Business — Wireless — Cellular Service — SMS and Other Value-added Services." In addition, Smart offers several other interactive activities, such as text games and chat services, developed on its own platform.

Smart's prepaid GSM subscriber base increased by 2,306,294, or 101.9%, to 4,569,616, whereas Smart's postpaid GSM subscriber base grew by 4,367, or 6.5%, to 72,050. Prepaid subscribers accounted for 98.4% of Smart's 4,641,666 GSM subscribers at December 31, 2001, while postpaid subscribers accounted for the remaining 1.6%. In contrast, Smart's prepaid analog subscriber base declined by 69.1% to 87,429 at December 31, 2001 from 282,529 at December 31, 2000, while Smart's postpaid analog subscriber base decreased by 32.7% to 164,749 at December 31, 2001 from 244,945 at December 31, 2000. Overall, Smart's analog subscriber base decreased during the year by 52.2% to 252,178 at the end of 2001.

The following table shows Smart's average ARPUs for the years ended December 31, 2000 and 2001:

	2000	2001
GSM		
Prepaid....	₱895	₱591
Postpaid ..	2,140	1,853
Blended...	981	617
Analog		
Prepaid....	₱278	₱117
Postpaid ..	366	114
Blended...	319	115

ARPU is computed for each month by dividing the relevant revenues for the month by the average of the beginning and ending subscribers for the relevant service for that month. Before January 2001, the beginning number of subscribers was used as the denominator. ARPUs for 2000 have since been recalculated using the new method. ARPU for any period of more than one month is calculated as the simple average of the ARPUs for each month in that period.

GSM ARPU and Churn Rates. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards booked by Smart as revenues when the cards are sold to dealers (on a non-refundable basis). Average monthly ARPU for prepaid GSM subscribers for 2001 was ₱591, compared to ₱895 for 2000. Smart also tracks ARPUs based on subscribers' actual usage of their prepaid cards. On this basis, average monthly ARPU for Smart's prepaid GSM service for 2001 was ₱579, compared to ₱738 for 2000. While the practice of recognizing revenues when the cards are sold to dealers may result in higher levels of ARPUs when cards are first released to the market, our experience in the past 12 months has been that ARPUs based on recognition of revenues upon sale of cards and upon usage of air time converged once a large base of subscribers was attained and inventory levels of prepaid cards in the distribution network were regularized.

The table below summarizes Smart's average monthly ARPUs for each of the quarters in 2001 for prepaid GSM subscribers based on sales and usage:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	₱635	₱549	₱619	₱562
Usage.........	₱567	₱567	₱592	₱589

Smart's postpaid GSM service monthly ARPU is calculated in a manner similar to that of prepaid service, except that it consists mainly of monthly service fees (which may be applied to any type of voice or data service) and charges on usage in excess of the monthly service fees. Average monthly ARPU for postpaid GSM subscribers for 2001 was ₱1,853, compared to ₱2,140 for 2000. Smart's average monthly blended ARPU for 2001 for both prepaid and postpaid GSM services was ₱617, compared to ₱981 for 2000.

Revenues derived from Smart's 50% share of Piltel's prepaid GSM service under its revenue sharing agreement with Piltel are not included in Smart's computations of its ARPUs.

Smart's prepaid ARPUs have decreased as the subscriber base grew and prepaid card distribution regularized, but usage ARPUs have remained fairly stable in the last four quarters. We can give no assurance that ARPUs will not continue to decline in the future because, among other reasons, ARPUs tend to decline as the subscriber base grows and subscriber demographic profiles change.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as a subscriber when the subscriber activates and uses the SIM card in the handset, which already contains ₱100 of pre-stored air time. Subscribers can then reload by purchasing prepaid cards that are sold in denominations of ₱300, ₱500 and ₱1,000 or by purchasing additional air time through their handsets using *Smart Money*. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2001 was 1.8%, compared to 0.4% in 2000. The churn rate in the fourth quarter of 2001 increased to 2.6% from 2.0% in the third quarter of 2001. Smart's churn rate in 2001 was influenced by several factors, including:

- The general economic slowdown in the Philippines, which may negatively impact some subscribers' abilities to afford the service;

- Technological advances, which may necessitate the upgrading of SIM cards. The introduction of *Smart zed*(TM) and *Smart Money* in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. This cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade to make use of Smart's various value-added services; and

- Network quality in the first half of 2001, which may have contributed to the increased churn rate during the second half of 2001. As Smart went through rapid subscriber growth in the first half of 2001, its network at times struggled to cope with the increased traffic. Since then, however, Smart has invested heavily in increasing its network capacity, and we believe that by the end of 2001, Smart's network capacity was sufficient to meet its present demands. Smart has budgeted ₱12,700.0 million in capital expenditures for 2002, ₱10,331.7 million of which will be spent on network expansion and improvement. Smart believes that with this planned expansion and improvement, it will continue to have sufficient capacity for anticipated increases in its GSM subscriber base in the near future.

As discussed above, a prepaid subscriber is disconnected and therefore recognized in churn if the subscriber does not reload within four months after the full usage or expiration of the subscriber's last reload. Reloads are valid for two months. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service. These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth such as those that have been experienced by Smart.

Smart's churn rates may continue to increase and Smart cannot predict whether, when, or at what level, its churn rate may eventually stabilize.

The average monthly churn rate for Smart's postpaid GSM subscribers in 2001 was 3.3%, a slight decrease from 3.4% in 2000. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 30 days of redirection, the account is disconnected. Within this 30-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via SMS.

Analog ARPU and Churn Rates. Average monthly ARPUs for prepaid and postpaid analog service in 2001 were ₱117 and ₱114, down from ₱278 and ₱366, respectively, in 2000. Blended ARPU for prepaid and postpaid analog service decreased by 63.9% to ₱115 in 2001 from a blended ARPU of ₱319 in 2000.

The churn rate for prepaid and postpaid analog subscribers is computed in the same way as that for prepaid and postpaid GSM subscribers. The average monthly churn rate for prepaid analog subscribers in 2001 increased to 8.8% from 3.0% in 2000 while the average monthly churn rate for postpaid analog subscribers was 3.3%, a decrease from 4.9% for 2000.

Piltel

Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001, after PLDT's ownership interest in Piltel's outstanding common stock decreased from 57.6% to 45.3% of the total. Accordingly, the following discussion is based on Piltel's results of operations for the full-year 2000 and proportionately for the first half of 2001 up to its deconsolidation.

Piltel markets its cellular services under the brand names *Talk 'N Text*, *Phone Pal* and *Mobiline*. *Talk 'N Text* is provided using Smart's GSM network, while *Phone Pal* and *Mobiline* are offered through Piltel's analog/CDMA network. *Talk 'N Text* and *Phone Pal* are prepaid services, while *Mobiline* is a postpaid service.

The following table shows Piltel's cellular subscriber base as of December 31, 2000 and 2001 and as of June 27, 2001:

	December 31,		June 27,
	2000	2001	2001
Cellular subscriber base ...	656,814	1,475,006	988,738
GSM — Prepaid............	368,578	1,329,326	784,672
Analog/CDMA..............	288,236	145,680	204,066
Prepaid	200,042	76,473	125,294
Postpaid......................	88,194	69,207	78,772

At December 31, 2001, Piltel's cellular subscriber base increased by 818,192, or 124.6%, to 1,475,006 from 656,814 at the end of 2000 as a result of the growth of its prepaid GSM service, *Talk 'N Text*. Launched in April 2000, *Talk 'N Text* had over 750,000 subscribers at June 27, 2001 and over 1.3 million subscribers at the end of 2001. Through this prepaid GSM service, Piltel has built the third largest GSM subscriber base in the Philippines, gaining a foothold in the GSM market. In 2001, revenues generated from *Talk 'N Text* amounted to ₱1,508.5 million, net of interconnection costs and Smart's revenue share. Of this amount, ₱575.3 million was included in our cellular operating revenues, representing *Talk 'N Text* revenues for the first half of 2001, and ₱1,508.5 million was included in our cellular operating revenues as Smart's revenue share.

Piltel's cellular net revenue contribution to consolidated revenues amounted to ₱998.7 million for the first half of 2001 and ₱1,943.5 million for the full year 2000. For full year 2001, Piltel's cellular revenues amounted to ₱2,360.3 million. Of Piltel's total cellular revenues for the first half of 2001, 57.6% came from the prepaid GSM service, 11.0% from the prepaid analog/CDMA services, 8.8% from postpaid analog/CDMA services, and 22.6% from interconnection with local carriers and other miscellaneous revenues, compared with only 18.2% from prepaid GSM service, 17.1% from prepaid analog/CDMA services, 25.0% from postpaid analog/CDMA services, and 39.7% from interconnection and other miscellaneous revenues for 2000.

GSM ARPU and Churn Rates. Piltel's GSM ARPU per month is calculated by dividing gross revenues (including interconnection income attributable to *Talk 'N Text* subscribers and before deducting interconnection costs and Smart's revenue share) for the service by the average of the beginning and ending subscribers for the month. The average monthly ARPU for any period is then calculated as a simple average of the monthly ARPUs for that period. *Talk 'N Text*'s monthly ARPU for the first half of 2001 was ₱414, compared to ₱1,032 for the same period in 2000. *Talk 'N Text*'s average monthly churn rate for 2001 was 2.7%, increasing from 0.8% in January 2001 to 4.5% in December 2001. We believe Piltel's GSM service churn rate in 2001 was influenced by the general economic slowdown in the Philippines, which may have negatively impacted some subscribers' abilities to afford the service. In addition, because churn for *Talk 'N Text* is computed in an identical manner to that of Smart's prepaid GSM service, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service. This effect may contribute to more rapid growth in churn following periods of rapid subscriber growth such as that experienced by Piltel since the launch of its GSM service.

Analog/CDMA ARPU and Churn Rates. Despite Piltel's focus on the expansion of its prepaid GSM service, it continues its efforts to manage churn and sustain its presence in the prepaid analog/CDMA market. Average monthly prepaid ARPU stood at ₱301 for the first half of 2001, compared to ₱427 for the same period in 2000. The average monthly churn rate for 2001 for the prepaid analog/CDMA service was 1.7%, while the average monthly churn rate for 2001 for the postpaid analog/CDMA service was 1.5%.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. In 2001, revenues derived from these services amounted to ₱767.1 million, a decrease of ₱14.7 million, or 1.9%, from the ₱781.8 million in 2000. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly owned subsidiary we formed in August 2000. ePLDT's principal business is the operation of an Internet data center under the brand name *Vitro*(TM). Granted pioneer status as an Internet data center by the Philippine Board of Investments, *Vitro*(TM) provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our ISP. We completed the transfer of PLDT's investment in Infocom to ePLDT on December 1, 2001 as part of the reorganization of our businesses along our three major business segments. ePLDT's investments also include the following subsidiaries that are engaged in the call center business:

- Contact World, Inc., a call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001;

- Parlance Systems, Inc., a call center facility capable of accommodating 500 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance Systems commenced operations in March 2002 with an initial capacity of 250 seats; and

- Vocativ Systems, Inc., a planned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. We expect Vocativ Systems to commence commercial operations in the second quarter of 2002.

See Note 7 to the accompanying financial statements for a description of ePLDT's other subsidiaries and affiliates and their respective businesses.

Revenues generated from our information and communications technology business in 2001 amounted to ₱468.9 million, increasing by ₱230.2 million, or 96.4%, from ₱238.7 million in 2000, and accounting for less than 1% of our consolidated revenues in each of these two years. Infocom, our ISP, contributed revenues of ₱333.9 million, an increase of ₱95.2 million, or 39.9%, over its revenue contribution of ₱238.7 million in 2000. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of ₱97.2 million from *Vitro*(TM) operations. Our call center business contributed revenues of ₱35.5 million, or 7.6%, of our total revenues derived from our information and communications technology business. Going forward, we expect revenues from our call center businesses to contribute significantly to our information and communications technology revenues with the full commercial operations of Vocativ Systems and Parlance Systems.

Consolidated Operating Expenses

Our consolidated operating expenses in 2001, which include Smart's operating expenses of ₱19,630.1 million, increased by ₱5,568.0 million, or 10.9%, to ₱56,428.1 million from ₱50,860.1 million in 2000. The primary factor contributing to this increase was higher non-cash charges, particularly depreciation and amortization charges, which accounted for 68.5% of the increase. Consolidated operating expenses decreased to 76.7 % of our consolidated operating revenues in 2001 from 80.9% in 2000.

Fixed Line

Consolidated operating expenses related to our fixed line business totaled ₱32,309.0 million in 2001, an increase of ₱1,994.1 million, or 6.6%, from ₱30,314.9 million in 2000 largely as a result of higher depreciation and amortization charges. Excluding non-cash charges, our fixed line consolidated operating expenses decreased by ₱1,143.5 million, or 6.7%, to ₱16,039.4 million. Fixed line-related operating expenses as a percentage of our total fixed line operating revenues rose to 68.9% in 2001 from 65.9% in 2000.

In the last quarter of 2001, we implemented a number of cost reduction initiatives in our fixed line operations. These initiatives focused on reducing overtime costs, marketing and advertising expenses, consultancy fees, billing-related expenses, and travel and training expenses. With these initiatives, we have been able to manage the increase in our 2001 operating expenses. We intend to make further reductions in our operating expenses in the future.

The following table shows the breakdown of the total consolidated fixed line-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	2000	%	2001	%
		(pesos in millions)		
Fixed line services:				
Depreciation and amortization(1)	₱10,770.8	35.5	₱13,389.5	41.4
Compensation and benefits	7,310.8	24.1	7,144.1	22.1
Maintenance	3,141.5	10.3	3,294.8	10.2
Provision for doubtful accounts	2,361.2	7.8	2,880.1	8.9
Selling and promotions	1,751.2	5.8	1,232.5	3.8
Professional and other service fees	1,112.9	3.7	1,007.8	3.1
Rent	839.7	2.8	867.3	2.7
Taxes and licenses	540.3	1.8	408.3	1.3
Other operating costs	2,486.5	8.2	2,084.6	6.5
Total	₱30,314.9	100.0	₱32,309.0	100.0

(1) Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱4,589.9 million in 2001 and ₱3,283.1 million in 2000.

Depreciation and amortization charges increased by ₱2,618.7 million, or 24.3%, to ₱13,389.5 million. The increase was attributable to an expanding depreciable asset base, mainly as a result of some completed projects, which accounted for ₱1,311.9 million of the increase in depreciation charges, and capitalized foreign exchange losses from revaluation of our net dollar liabilities incurred in acquiring various telecommunications equipment, which accounted for the remaining increase of ₱1,306.8 million in depreciation charges.

Compensation and benefits slightly decreased by ₱166.7 million, or 2.3%, to ₱7,144.1 million. This decrease reflects the effect of PLDT's manpower reduction program and reduced overtime costs, which were partially offset by salary increases granted to PLDT's non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001.

Maintenance expenses increased by ₱153.3 million, or 4.9%, to ₱3,294.8 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by ₱518.9 million, or 22.0%, to ₱2,880.1 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. Our provision for doubtful accounts in 2001 is equivalent to approximately 6% of our operating revenues, compared to approximately 5% in 2000.

Selling and promotion expenses decreased by ₱518.7 million, or 29.6%, to ₱1,232.5 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001.

Professional and other service fees declined by ₱105.1 million, or 9.4%, to ₱1,007.8 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy and payment facility expenses was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense increased by ₱27.6 million, or 3.3%, to ₱867.3 million due mainly to the effect of the peso depreciation on dollar-denominated rental of international satellite circuits.

Taxes and licenses decreased by ₱132.0 million, or 24.4%, to ₱408.3 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Other operating costs decreased by ₱401.9 million, or 16.2%, to ₱2,084.6 million primarily due to reduced travel and training expenses and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled ₱23,339.4 million, an increase of ₱3,105.0 million, or 15.3%, from ₱20,234.4 million in 2000. A significant portion of this increase was due to higher selling and promotion expenses and depreciation and amortization charges. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business dropped to 89.0% in 2001 from 121.2% in 2000 due to the exclusion of Piltel's operating expenses after June 27, 2001 from our consolidated statement of income for the year ended December 31, 2001. Piltel's operating expenses for 2000 amounted to ₱6,168.6 million, and for the period January 1 to June 27, 2001 totaled ₱2,688.7 million.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

	2000	%	2001	%
	(pesos in millions)			
Wireless services:				
Selling and promotions	₱7,379.3	36.5	₱8,224.7	35.2
Depreciation and amortization(1)	7,090.1	35.0	8,020.0	34.4
Compensation and benefits	1,365.9	6.8	1,740.3	7.5
Maintenance	917.5	4.6	1,330.5	5.7
Rent	797.5	3.9	1,241.0	5.3
Professional and other service fees	383.5	1.9	869.9	3.7
Taxes and licenses	204.0	1.0	322.1	1.4
Provision for doubtful accounts	636.7	3.1	272.8	1.2
Other operating costs	1,459.9	7.2	1,318.1	5.6
Total	₱20,234.4	100.0	₱23,339.4	100.0

(1) Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱656.5 million in 2001 and ₱1,192.0 million in 2000.

Selling and promotion expenses increased by ₱845.4 million, or 11.5%, to ₱8,224.7 million, on account of higher commissions paid and discounts given to dealers due to the significant growth in the cellular subscriber base. Smart's average subscriber acquisition cost for its GSM subscribers decreased by ₱499, or 26.2%, from ₱1,903 in 2000 to ₱1,404 in 2001. Subscriber acquisition costs in the third and fourth quarters were higher than the average at ₱1,597 and ₱1,717, respectively. The higher subscriber acquisition costs resulted from increased handset subsidies as well as a change in the mix of dealer sales (of handset and SIM card sales) resulting in higher commissions to dealers. In addition, changes in the prices and production life of popular handset models affect the level of Smart's handset subsidies and may cause fluctuations in subscriber acquisition costs. The contribution of handset subsidies to total subscriber acquisition costs ranged from a low of 3% in the first half of 2001 to a high of 29% in the third quarter. As computed, on an average basis for 2001, commissions to dealers accounted for 70.5% of subscriber acquisition costs while handset subsidies and advertising and promotions accounted for 16.0% and 13.5%, respectively.

Depreciation and amortization charges increased by ₱929.9 million, or 13.1%, to ₱8,020.0 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network. Depreciation charges attributable to the expanding depreciable asset base totaled approximately ₱1,685.9 million in 2001 and those attributable to the change in useful life of Smart's analog network totaled approximately ₱1,440.0 million. Smart reduced the estimated useful life of its analog network from 6.80 years to 2.25 years effective January 1, 2001 to reflect the effects of the continuing decline in Smart's analog subscribers, competition and other economic factors which have shortened the useful economic life of these assets. However, these increased depreciation charges were partially offset by a decrease in the depreciation charges contributed by Piltel due to its deconsolidation on June 27, 2001. Piltel's depreciation charge amounted to ₱1,504.5 million for the first half of 2001 and ₱3,165.0 million for the full year 2000.

Compensation and benefits rose by ₱374.4 million, or 27.4%, to ₱1,740.3 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Maintenance expense increased by ₱413.0 million, or 45.0%, to ₱1,330.5 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Rental expense increased by ₱443.5 million, or 55.6%, to ₱1,241.0 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Professional and other service fees increased by ₱486.4 million, or 126.8%, to ₱869.9 million due to higher professional fees paid to technical consultants for the operation and maintenance of Smart's GSM network.

Taxes and licenses increased by ₱118.1 million, or 57.9%, to ₱322.1 million as a result of increased NTC supervision fees and radio permit fees.

Provision for doubtful accounts decreased by ₱363.9 million, or 57.2%, to ₱272.8 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

Other operating costs decreased by ₱141.8 million, or 9.7%, to ₱1,318.1 million mainly due to the effect of Piltel's deconsolidation amounting to ₱489.4 million, which was partially offset by an increase in Smart's other operating costs by ₱353.0 million. The increase in Smart's other operating costs was attributable to the provisioning for handset inventory obsolescence and increases in various operating expenses, such as printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to ₱779.7 million in 2001, an increase of ₱468.9 million, or 150.9%, from ₱310.8 million in 2000. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business rose to 166.3% in 2001 from 130.2% in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries. Rent, professional and other service fees, and depreciation and amortization comprised the top three highest expenses, contributing 30%, 16.8% and 16.4%, respectively, to total operating expenses related to our information and communications technology business.

Net Operating Income

Our consolidated net operating income in 2001 amounted to ₱17,144.9 million, an increase of ₱5,101.9 million, or 42.4%, from ₱12,043.0 million in 2000. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than four percentage points to 23.3% from 19.1% in 2000.

On a non-consolidated basis, however, net operating income in 2001 amounted to ₱13,843.8 million, a decrease of ₱555.7 million, or 3.9%, from ₱14,399.5 million in 2000.

Fixed Line

In 2001, our fixed line business segment contributed an operating income of ₱14,567.7 million, a decrease of ₱1,084.4 million, or 6.9%, from ₱15,652.1 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating income of ₱2,888.0 million in 2001, as against an operating loss of ₱3,537.0 million in 2000. This turnaround was due to Smart's significant operating income contribution of ₱4,831.5 million, which was partly offset by Piltel's wireless-related operating loss of ₱1,662.1 million for the period January 1 to June 27, 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of

₱310.8 million, an increase of 331.1% from an operating loss of ₱72.1 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001, as mentioned earlier.

Other Expenses — Net

The following table shows our consolidated other expenses — net for the years ended December 31, 2000 and 2001:

	2000	2001
	(in millions)	
Interest expense and related items	₱17,164.9	₱17,016.9
Capitalized interest	(2,602.6)	(2,403.8)
Interest and other income	(2,359.0)	(2,000.9)
Other expenses (income)	(956.8)	1,655.4
Total	₱11,246.5	₱14,267.6

On a consolidated basis, our other expenses, net of other income, increased by ₱3,021.1 million, or 26.9%, to ₱14,267.6 million in 2001 from ₱11,246.5 million in 2000 due to the combined effects of:

- a one-time gain of ₱923.6 million realized by PLDT from the termination of a foreign currency swap agreement in 2000;
- an increase in foreign exchange/swap losses of ₱838.6 million in the first half of 2001 attributable to PLDT, Smart and Piltel; and
- a net loss provision of ₱600.0 million for an impairment in value of PLDT's investment in Piltel after June 27, 2001.

The minimal increase in interest expense and related items, net of capitalized interest, from ₱14,562.3 million in 2000 to ₱14,613.1 million in 2001 was due to the offsetting effects of:

- the ₱1,084.3 million increase in PLDT's interest expenses as a result of the peso depreciation; and
- the decrease in interest expense of ₱566.7 million due to Piltel's deconsolidation and the decreases in interest expenses of Smart and Mabuhay Satellite amounting to ₱369.9 million and ₱63.1 million, respectively.

Income Before Income Tax and Minority Interest

In 2001, our effective corporate tax rates were 26.3% and 19.6% on a consolidated and non-consolidated basis, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated income as shown on our financial statements and our taxable income, as well as the effect of a three year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart's GSM network expansion project. Our taxable income is different from income as shown on our financial statements because a portion of our financial income consists of interest income already subject to 20% final tax and equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is not subject to income tax. Smart's three year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of Smart's tax holiday.

In 2001, our income before income tax and minority interest in net losses of consolidated subsidiaries was ₱2,877.3 million, an increase of ₱2,080.8 million, or 261.2%, from ₱796.5 million in 2000. On a non-consolidated basis, however, income before income tax and equity share in net income of our subsidiaries in 2001 decreased by ₱3,457.5 million, or 49.5%, to ₱3,527.2 million from ₱6,984.7 million in 2000.

Consolidated provision for income tax in 2001 decreased by ₱602.1 million, or 33.0%, to ₱1,219.9 million from ₱1,822.0 million in 2000. On a non-consolidated basis, provision for income tax in 2001 also decreased by ₱1,235.0 million, or 59.7%, to ₱833.5 million from ₱2,068.5 million in 2000.

Net Income

As a result of the foregoing factors and after taking into account our share in net income of subsidiaries amounting to ₱724.2 million, our consolidated net income in 2001 stood at ₱3,417.9 million, an increase of ₱2,309.5 million, or 208.4%, from ₱1,108.4 million in 2000. This substantial increase was largely due to Smart's net income contribution of ₱3,852.5 million, a significant turnaround from a net loss of ₱406.1 million incurred in 2000. Five other consolidated subsidiaries also contributed a total net income of ₱244.2 million of which:

- ₱110.0 million was derived from Mabuhay Satellite, which includes a one-time recognition of a gain from debt restructuring amounting to ₱172.6 million;
- ₱49.5 million was derived from Subic Telecom;
- ₱37.5 million was derived from Telesat;
- ₱36.3 million was derived from Clark Telecom; and
- ₱10.9 million was derived from Smart-NTT Multimedia, Inc.

However, the combined net income of ₱4,096.7 million posted by the foregoing six subsidiaries was partially offset by the combined net losses of four other subsidiaries amounting to ₱3,372.5 million of which:

- ₱3,043.6 million was attributable to Piltel, prior to Piltel's deconsolidation effective June 27, 2001;
- ₱306.4 million was attributable to ePLDT;
- ₱16.1 million was attributable to MaraTel; and
- ₱6.4 million was attributable to ACeS Philippines.

See Notes 2 and 7 to the accompanying financial statements for further information on these consolidated subsidiaries.

However, before taking into account our equity share in net income (losses) of subsidiaries, PLDT's net income in 2001 decreased by ₱2,222.5 million, or 45.2%, to ₱2,693.7 million from ₱4,916.2 million in 2000. The decrease was mainly due to (1) an increase in interest expense of about ₱1,084.3 million in 2001; (2) a foreign exchange swap loss of ₱332.6 million in 2001, compared to a foreign exchange gain of ₱969.9 million in 2000; and (3) a fall in operating income of ₱555.7 million in 2001 because the increase in PLDT's operating expenses outpaced revenue growth during the year.

In contrast to the loss of ₱0.85 per share of common stock in 2000, we recorded basic earnings per common share of ₱11.35 in 2001, after taking into consideration the dividend payments to our preferred shareholders.

2000 Compared to 1999

Consolidated Operating Revenues

Our consolidated operating revenues for 2000 grew by ₱7,211.3 million, or 12.9%, to ₱62,903.1 million from ₱55,691.8 million in 1999 largely driven by the strong growth in our cellular business. Smart and Piltel contributed ₱14,266.6 million and ₱3,073.9 million, respectively, to our 2000 consolidated operating revenues.

Fixed Line

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 1999 and 2000 by service segment:

	1999	%	2000	%
		(pesos in millions)		
Fixed line services:				
Local exchange......................	₱16,187.9	36.9	₱18,977.9	41.3
International long distance.....	15,064.1	34.3	13,233.0	28.8
National long distance	10,218.5	23.3	10,550.2	23.0
Data and other network..........	2,015.6	4.6	2,963.2	6.4
Miscellaneous........................	379.2	0.9	242.7	0.5
	₱43,865.3	100.0	₱45,967.0	100.0

Local Exchange Service

After posting a revenue drop in 1999, our local exchange business registered a 17.2% revenue growth in 2000 mainly propelled by currency-related adjustments in service rates resulting from the depreciation of the peso relative to the dollar coupled with a higher average number of billed fixed lines in service. Local exchange service revenues for 2000, which include Piltel's and Smart's local exchange service revenues of ₱509.8 million and ₱168.2 million, respectively, grew by ₱2,790.0 million to ₱18,977.9 million from the previous year's ₱16,187.9 million. As a percentage of our consolidated operating revenues, local exchange service revenues increased from 29.1% in 1999 to 30.2% in 2000.

During 2000, the peso depreciated by 14% to an average of ₱44.779 to US$1.00 from an average of ₱39.234 to US$1.00 in 1999. The weakening of the peso contributed to the increase in our local exchange service revenues because we increased our monthly service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to the currency exchange rate adjustment mechanism authorized by the NTC.

During 2000, we added on a gross basis, 477,515 fixed lines in service compared to gross additions of 435,282 fixed lines in service in 1999. On a net basis, our fixed lines in service increased by 118,526 in 2000, compared with a net increase of 165,613 fixed lines in service in 1999. Aggressive marketing and sales promotion activities sustained net line additions despite higher disconnection rates in 2000 compared to 1999. Including the local exchange facilities acquired from Smart, our total fixed lines in service at December 31, 2000 reached 1,915,985, up by 153,516, or 8.7%, from 1,762,469 at December 31, 1999. These additional lines not only contributed to the growth in revenues but also improved the ratio of fixed lines per employee from 134 to 144 despite an increase in PLDT's workforce by 106, or approximately 1%, from 13,179 at year- end 1999 to 13,285 at the end of 2000.

International Long Distance Service

Our international long distance service revenues for 2000 decreased by ₱1,831.1 million, or 12.2%, to ₱13,233.0 million from ₱15,064.1 million in 1999. As a percentage of consolidated operating revenues, our international long distance service revenues decreased from 27.0% in 1999 to 21.0% in 2000. Revenues generated from inbound call traffic accounted for 73% of our international long distance revenues for 2000, compared with 66% in 1999.

The decrease in our international long distance service revenues was attributable to sharp declines in international accounting and settlement rates. These declines offset strong growth in call volume, particularly from inbound traffic, and the positive impact of the peso depreciation against the U.S. dollar in 2000. The depreciation of the peso had a positive impact on international long distance revenues because inbound calls are billed in dollars, while outbound calling charges are also based on dollars that are then translated into pesos at the prevailing exchange rates at the time of billing.

Boosted by the growth in inbound call traffic, our total international long distance call volumes grew by about 117% in 2000 compared to 1999. Inbound call volumes increased by about 134%, while outbound call volumes grew by about 6%. PLDT's ratio of incoming to outgoing call volumes was about 15 to one in 2000 compared to about 7 to one in 1999.

The growth in inbound call traffic was largely driven by our decrease in rates, including our adoption of the benchmark international accounting rate of US$0.38 per minute on January 1, 2000, a year earlier than the date set by the U.S. FCC. Our modest growth in outbound call volumes reflected the impact of stiff competition that characterized the Philippine international long distance market during 2000.

National Long Distance Service

National long distance service revenues for 2000 increased by ₱331.7 million, or 3.2%, to ₱10,550.2 million from ₱10,218.5 million in 1999. As a percentage of consolidated operating revenues, national long distance service revenues declined to 16.8% in 2000 from 18.3% in 1999. The increase in our national long distance revenues resulted principally from increased call volumes. During 2000, PLDT's national long distance call volumes increased by about 15% compared to 1999. Our larger base of fixed lines in service coupled with growing call traffic from other service operators, including cellular operators, interconnecting through our network contributed to call volume growth.

Revenue growth was lower than call volume growth due to a change in call mix in favor of more calls that are subject to revenue sharing with other carriers.

Data and Other Network Services

Revenues from our data and other network services for 2000 increased by ₱947.6 million, or 47.0%, to ₱2,963.2 million from ₱2,015.6 million in 1999. These revenues, which in the previous years were reported as part of national and international long distance revenues, accounted for 4.7% of our consolidated operating revenues in 2000, compared with 3.6% in 1999.

Miscellaneous

Miscellaneous revenues generated in 2000 amounted to ₱242.7 million, a decrease of ₱136.5 million, or 36.0%, from ₱379.2 million in 1999. These revenues accounted for 0.4% of our consolidated operating revenues in 2000, compared to 0.7% in 1999. Miscellaneous revenues were mainly derived from directory advertising and facilities rental.

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 1999 and 2000 by service segment:

	1999	%	2000	%
	(pesos in millions)			
Wireless services:				
Cellular	₱11,133.1	95.7	₱15,915.6	95.3
Satellite, VSAT and others	498.4	4.3	781.8	4.7
	₱11,631.5	100.0	₱16,697.4	100.0

Cellular Service

Our cellular service revenues for 2000 increased by ₱4,782.5 million, or 43%, to ₱15,915.6 million from ₱11,133.1 million in 1999. These revenues accounted for 95.3% of our consolidated wireless service revenues in 2000, compared to 95.7% in 1999. Smart's cellular service revenues of ₱13,972.1 million for 2000 represented a substantial increase of ₱5,462.9 million, or 64.2%, over 1999. Piltel's cellular service revenues of ₱1,943.5 million for 2000 reflected a drop of ₱680.4 million, or 25.9%, from the previous year despite the growth in Piltel's subscriber base. The revenue drop was due to the continuing shift of Piltel's subscriber mix from the billed service to the lower-revenue generating prepaid service.

The following table shows Smart's average ARPUs for the years ended December 31, 1999 and 2000:

	1999	2000
GSM		
Prepaid	₱1,344	₱895
Postpaid	2,760	2,140
Blended	2,479	981
Analog Prepaid	529	278
Postpaid	752	366
Blended	657	319

ARPUs for 1999 and 2000 have been calculated according to the same method as ARPUs for 2001. For more information, see "— 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service — Smart."

The total number of our cellular subscribers increased by 2,033,186, or 137.2%, to 3,515,293 at December 31, 2000 from 1,482,107 at December 31, 1999. This significant increase was driven by the strong growth in the numbers of Smart and Piltel GSM subscribers. Smart's cellular subscribers increased by 1,833,329, or 178.8%, to 2,858,479 at December 31, 2000, from 1,025,150 at December 31, 1999, and the number of Piltel's cellular subscribers grew by 199,857, or 43.7%, to 656,814 at December 31, 2000, from 456,957 at December 31, 1999.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received from other companies for the leasing of transponders and VSAT facilities by Mabuhay Satellite and Telesat, respectively. In 2000, revenues derived from these services was ₱781.8 million, an increase of 56.9% from ₱498.4 million in 1999.

Information and Communications Technology

Incorporated only in August 2000, ePLDT was still in the pre-operating stage as of December 31, 2000. As a result, within this business segment, only Infocom had operating revenues. In 2000, Infocom contributed Internet revenues of ₱238.7 million, an increase of ₱43.7 million, or 22.4%, from ₱195.0 million in 1999. Although Infocom's user base increased significantly during the year, growth in the number of users far exceeded revenue growth because of lower-priced subscription plans and promotional pricing.

Consolidated Operating Expenses

Our consolidated operating expenses for 2000, which include Smart's and Piltel's operating expenses of ₱13,640.4 million and ₱6,780.1 million, respectively, increased by ₱8,105.5 million, or 19.0%, to ₱50,860.1 million from ₱42,754.6 million in 1999. This increase was largely due to higher non-cash operating costs and higher selling and promotion expenses attributable to Smart and Piltel.

Fixed Line

Consolidated operating expenses relating to our fixed line business in 2000, which include Smart's and Piltel's fixed line-related expenses of ₱599.9 million and ₱365.7 million, respectively, totaled ₱30,314.9 million, an increase of ₱1,858.5 million, or 6.5%, from the previous year's fixed line-related consolidated operating expenses of ₱28,456.4 million. The increase was mainly attributable to higher depreciation and amortization charges. PLDT acquired Smart's fixed line operations on August 31, 2000. As a percentage of consolidated operating revenues, fixed line-related consolidated operating expenses increased to 65.9% in 2000 from 64.9% in 1999.

The following table summarizes our consolidated fixed line-related operating expenses for the years ended December 31, 1999 and 2000 and the percentage of each expense item to the total:

	1999	%	2000	%
	(pesos in millions)			
Fixed line services:				
Depreciation and amortization(1)	₱9,751.5	34.3	₱10,770.8	35.5
Compensation and benefits	6,895.9	24.2	7,310.8	24.1
Maintenance	3,066.2	10.8	3,141.5	10.3
Provision for doubtful accounts	2,293.9	8.1	2,361.2	7.8
Selling and promotions	1,981.8	7.0	1,751.2	5.8
Professional and other services	1,049.0	3.7	1,112.9	3.7
Rent	799.1	2.8	839.7	2.8
Taxes and licenses	469.1	1.6	540.3	1.8
Other operating costs	2,149.9	7.5	2,486.5	8.2
Total	₱28,456.4	100.0	₱30,314.9	100.0

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(1) Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱1,167.8 million in 1999 and ₱3,283.1 million in 2000.

Depreciation and amortization charges increased by ₱1,019.3 million, or 10.5%, to ₱10,770.8 million principally due to the increase in depreciation of capitalized foreign exchange differentials of ₱2,115.3 million. This increase was partially offset by the decrease in depreciation of our depreciable asset base relative to 1999 because we retired certain assets during 2000.

Compensation and benefits increased by ₱414.9 million, or 6.0%, to ₱7,310.8 million principally as a result of increases in salaries and benefits of our employees.

Maintenance expense slightly increased by ₱75.3 million, or 2.5%, to ₱3,141.5 million mainly due to higher maintenance costs for outside plant facilities.

Provision for doubtful accounts increased by ₱67.3 million, or 2.9%, to ₱2,361.2 million due to provisions for specifically identified amounts for PLDT's fixed line residential subscribers and various second-tier foreign administrators.

Selling and promotion expenses decreased by ₱230.6 million, or 11.6%, to ₱1,751.2 million mainly because of a focus on product-specific advertising and a decrease in general corporate advertising.

Professional and other service fees increased by ₱63.9 million, or 6.1%, to ₱1,112.9 million mainly due to higher PLDT consultancy and payment facility expenses.

Rent expense increased by ₱40.6 million, or 5.1%, to ₱839.7 million due to PLDT's pole rentals for its aerial cables.

Taxes and license expenses increased by ₱71.2 million, or 15.2%, to ₱540.3 million due to higher NTC supervision and permit fees paid in 2000.

Other operating costs increased by ₱336.6 million, or 15.7%, to ₱2,486.5 million due to higher telephone billing expenses and other related costs.

Wireless

Consolidated operating expenses related to our wireless business in 2000 totaled ₱20,234.4 million, an increase of ₱6,190.6 million, or 44.1%, over consolidated expenses of ₱14,043.8 million in 1999. The substantial increase was a result of Smart's and Piltel's higher selling and promotion expenses to expand their shares of the highly competitive Philippine cellular market. As a percentage of consolidated operating revenues, consolidated operating expenses associated with our wireless service increased to 32.2% in 2000 from 25.2% in 1999.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 1999 and 2000 and the percentage of each expense item to the total:

	1999	%	2000	%
	(pesos in millions)			
Wireless services:				
Selling and promotions	₱1,694.8	12.1	₱7,379.3	36.5
Depreciation and amortization(1)	5,551.2	39.5	7,090.1	35.0
Compensation and benefits	1,241.0	8.8	1,365.9	6.8
Maintenance	965.6	6.9	917.5	4.5
Rent	691.7	4.9	797.5	3.9
Provision for doubtful accounts	1,404.1	10.0	636.7	3.2
Professional and other service fees	314.6	2.2	383.5	1.9
Taxes and licenses	94.3	0.7	204.0	1.0
Other operating costs	2,086.5	14.9	1,459.9	7.2
Total	₱14,043.8	100.0	₱20,234.4	100.0

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(1) Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱182.9 million in 1999 and ₱1,192.0 million in 2000.

Selling and promotion expenses sharply increased by ₱5,684.5 million, or 335.4%, to ₱7,379.3 million because of substantially higher commissions and cellular handset subsidies offered by Smart and Piltel in connection with their aggressive selling and promotional activities for their cellular services. After, having achieved the desired growth in its GSM subscriber base in the first half of 2000, Smart began to reduce its selling and promotion expense in July 2000.

Depreciation and amortization charges increased by ₱1,538.9 million, or 27.7%, to ₱7,090.1 million principally due to the increases in depreciation of capitalized foreign exchange differentials and depreciable asset base of ₱1,009.1 million and ₱529.8 million, respectively.

Compensation and benefits increased by ₱124.9 million, or 10.1%, to ₱1,365.9 million, principally as a result of higher employees' salaries and benefits.

Maintenance expense dropped by ₱48.1 million, or 5.0%, to ₱917.5 million mainly due to higher maintenance costs for Piltel's base stations, as some of these stations are now co-located with Smart base stations.

Rent expense increased by ₱105.8 million, or 15.3%, to ₱797.5 million primarily due to higher transmission costs incurred by Smart for its nationwide cellular network.

Provision for doubtful accounts dropped by ₱767.4 million, or 54.7%, to ₱636.7 million due to an increasing percentage of Smart's and Piltel's cellular customers that subscribe to prepaid services, as opposed to postpaid or billed cellular service.

Professional and other service fees increased by ₱68.9 million, or 21.9%, to ₱383.5 million due to technical consultancy fees for the operation and maintenance of our GSM network.

Taxes and licenses increased by ₱109.7 million, or 116.3%, to ₱204.0 million due to higher NTC supervisory and radio permit fees.

Other operating costs decreased by ₱626.6 million, or 30.0%, to ₱1,459.9 million, mainly due to lower transportation and travel expenses and agents training on cellular-related businesses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the year 2000 amounted to ₱310.8 million, an increase of ₱56.4 million, or 22.2%, from ₱254.4 million in 1999. As a percentage of total consolidated operating revenues, information and communications technology operating costs remained relatively flat at 0.5% for the years ended December 31, 2000 and 1999.

Net Operating Income

Our consolidated net operating income for 2000 was ₱12,043.0 million, a decrease of ₱894.2 million, or 6.9%, from ₱12,937.2 million in 1999. Consequently, our consolidated operating margin decreased to 19.1% in 2000 from 23.2% in 1999.

Fixed Line

Our fixed line services posted an operating income of ₱15,652.1 million in 2000, a 1.6% increase from ₱15,408.9 million in 1999. The overall increase in operating revenues was just enough to cover for higher operating costs during the year, mainly consisting of non-cash charges such as depreciation and amortization.

Wireless

For the year ended December 31, 2000, consolidated operating losses resulting from our wireless business amounted to ₱3,537.0 million, compared to an operating loss in 1999 of ₱2,412.3 million. This increased operating loss was primarily due to higher selling and promotional expenses incurred by both Smart and Piltel as part of the strategy during the first half of the year to increase the number of their GSM subscribers.

Information and Communications Technology

The operating loss attributable to Infocom amounted to ₱72.1 million in 2000, compared to a loss of ₱59.4 million in 1999. The higher operating loss resulted mainly from higher selling and promotion expenses associated with Infocom's strategy to increase its user base.

Other Expenses — Net

On a consolidated basis, our other expenses, net of our other income, increased by ₱1,553.7 million, or 16.0%, to ₱11,246.5 million in 2000 from ₱9,692.8 million in 1999. The increase was mainly due to higher interest charges on U.S. dollar-denominated debts as a result of the depreciation of the Philippine peso, net of an increase in other income resulting from a gain on the termination of a foreign currency swap agreement in the first quarter of 2000.

Income Before Income Tax and Minority Interest

Income before income tax and minority interest in net losses of our consolidated subsidiaries in 2000 was ₱796.5 million, a decrease of ₱2,447.9 million, or 75.5%, from ₱3,244.4 million in 1999. On a non-consolidated basis, however, our income before income tax and equity share in net losses of subsidiaries in 2000 slightly increased by ₱21.1 million to ₱6,984.7 million from last year's ₱6,963.6 million. Provision for income tax decreased by ₱193.2 million, or 9.6%, to ₱1,822.0 million in 2000 from ₱2,015.2 million in 1999.

Net Income

As a result of the factors discussed above and before taking into account our equity share in net losses of subsidiaries, our net income of ₱4,916.2 million for 2000 remained relatively unchanged compared with our net income of ₱4,939.2 million for 1999. On a consolidated basis, however, net income for 2000 dropped by ₱1,986.2 million, or 64.2%, to ₱1,108.4 million from ₱3,094.6 million for 1999 after taking into account our equity share in net losses of subsidiaries amounting to ₱3,807.8 million. In 1999, our equity share in net losses of subsidiaries was ₱1,844.6 million.

Losses incurred by subsidiaries in 2000 totaled ₱3,953.8 million, of which ₱3,426.3 million was contributed by Piltel; ₱406.1 million by Smart; and the remaining ₱121.4 million, by Infocom. Partially offsetting these losses was the combined net income of ₱146.0 million posted by seven other subsidiaries, namely, Mabuhay Satellite, Subic Telecom, Clark Telecom, Telesat, Smart-NTT Multimedia, ePLDT and ACeS Philippines. ePLDT and ACeS Philippines are still in their pre-operating stages, and the net income of each of these subsidiaries relates only to interest income derived from placements and savings accounts.

As a result of its marketing cost reduction efforts in the second half of 2000 and the significant growth of its GSM subscriber base, Smart posted a net income of ₱1,482.1 million for the second half of 2000, recovering part of its losses in the first half of the year.

Mabuhay Satellite posted a net income of ₱90.6 million in 2000. This financial turnaround was attributable to the strong demand in 2000 for its transponders.

In contrast to the earnings of ₱12.77 per common share in 1999, we suffered a loss of ₱0.85 per common share, both basic and diluted, in 2000 after taking into account the dividend payments to our preferred shareholders.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 1999, 2000 and 2001:

	Consolidated			Non-Consolidated		
	1999	2000	2001	1999	2000	2001
			(in millions)			
Cash Flows						
Net cash provided by operating activities	₱30,887.7	₱35,727.1	₱40,039.8	₱24,778.4	₱30,558.4	₱28,018.7
Cash used in investing activities	21,342.2	25,666.9	30,752.8	17,481.4	30,841.9	13,752.4
Net cash provided by (used in) financing activities	(7,946.1)	(10,433.3)	(14,862.5)	(4,566.9)	201.8	(19,806.0)
Cash and cash equivalents	9,290.2	9,674.3	4,122.7	7,073.6	7,780.8	2,336.2
Capitalization						
Notes payable	12,957.9	4,116.8	6,461.9	6,275.8	50.0	1,961.9
Current portion of long-term debt	9,444.1	12,856.8	19,285.7	8,063.3	10,891.8	14,274.4
Long-term debt — net of current portion	142,940.3	179,068.1	149,593.8	107,408.6	135,296.6	127,240.8
	165,342.3	196,041.7	175,341.4	121,747.7	146,238.4	143,477.1
Stockholders equity	73,212.5	86,527.4	88,627.6	73,212.5	86,527.4	88,627.6
	₱238,554.8	₱282,569.1	₱263,969.0	₱194,960.2	₱232,765.8	₱232,104.7
Other Financial Data						
Total assets	₱279,062.9	₱326,152.5	₱307,622.3	₱221,253.2	₱264,934.8	₱264,513.3
Property, plant and equipment — net	225,811.2	272,397.7	256,477.0	161,987.8	198,521.5	197,646.8
Capital expenditures	22,062.3	27,109.0	30,554.4	15,863.4	11,520.0	9,684.4

As of December 31, 2001, non-consolidated cash and cash equivalents totaled ₱2,336.2 million, while consolidated cash and cash equivalents amounted to ₱4,122.7 million. Principal sources of cash in 2001 were cash flows from operations amounting to ₱40,039.8 million; drawings from existing long-term and short-term credit facilities totaling ₱17,044.7 million and ₱1,581.0 million, respectively; and equity funds raised through PLDT's subscriber investment plan amounting to ₱232.3 million. These funds were used principally for capital outlays of ₱30,554.4 million, including capitalized interest of ₱2,403.8 million; interest payments of ₱16,070.7 million charged to operations; and repayments of long-term debt amounting to ₱15,829.1 million.

We expect that we will require substantial new external financing during the coming twelve months in order to fund all of our operating, investment, capital expenditure and debt service requirements and to refinance and extend the maturities of our short-term and medium-term indebtedness. We are also seeking to carry out the sale of a minority interest in Smart or the sale of selected assets, the proceeds of which will primarily be used to reduce our indebtedness.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2001 increased by ₱4,312.7 million, or 12.1%, to ₱40,039.8 million from ₱35,727.1 million in 2000 and by ₱4,839.4 million, or 15.7%, from ₱30,887.7 million in 1999, reflecting higher earnings on the back of strong growth in operating revenues, largely from our wireless business.

Over the past several years, our dependence on our international and national long distance services has decreased. In 2001, 2000 and 1999, our international and national long distance services together accounted for approximately 27.0%, 37.8% and 45.4%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 16.6% in 2001 and 5.9% in 2000 due to competition and declining prices. We expect the decline in revenues from our long distance businesses to lower future operating cash flows.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 35.6% and 6.5%, respectively, of our 2001 consolidated operating revenues, compared to 26.5% and 4.7%, respectively, in 2000. Revenues from local exchange service continued to be stable at approximately 29.7% of consolidated operating revenues in 2001, 30.2% in 2000 and 29.1% in 1999.

PLDT's contribution to consolidated cash flows from operating activities amounted to ₱28,018.7 million in 2001, a decrease of ₱2,539.7 million, or 8.3%, from ₱30,558.4 million in 2000. This decrease in operating cash flows was attributable to settlements in 2001 of certain payables outstanding at the end of 2000.

Our subsidiaries, particularly Smart, contributed significant cash from operations. Smart generated cash from operations of ₱9,616.8 million in 2001, or approximately 24.0% of consolidated cash flow from operations, reflecting the continuing strong performance of Smart's business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before January 2003, while others require that a portion of the loan equal to the amount of the dividend be prepaid. Smart is seeking to obtain waivers from its lenders which would permit it to begin paying dividends to PLDT. We cannot assure you that these waivers will be obtained on a timely basis, or at all, or what amounts, if any, Smart would be permitted or financially able to distribute.

As of December 31, 2001, intercompany liabilities included (1) PLDT's payables to Smart of ₱3,932.0 million, consisting of ₱2,350.2 million in interconnection fees and ₱1,581.8 million in subscription payable for Smart's preferred stock, which PLDT intends to settle by the transfer of certain of its assets currently being used by Smart; (2) Piltel's liabilities to Smart amounting to ₱1,557.9 million in relation to the facilities, customer services and administrative support and management service agreements as well as the revenue sharing agreement entered into by both parties; and (3) Piltel's liabilities to PLDT of ₱523.2 million for outstanding interconnection charges. For a detailed discussion of these related party transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions and Relationships" and Note 13 to the accompanying financial statements.

For the year ended December 31, 2000, our operating activities continued to generate strong cash flows. Net cash provided by our operating activities for the year, including Smart's net cash provided by operating activities of ₱3,219.8 million and Piltel's net cash used in operating activities of ₱1,972.3 million, amounted to ₱35,727.1 million. This amount was 15.7% higher than the 1999 net cash flows from operations of ₱30,887.7 million.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2001 increased by ₱5,085.9 million, or 19.8%, to ₱30,752.8 million from ₱25,666.9 million in 2000 as a result of Smart's higher capital spending. Conversely, net cash used in investing activities on a non-consolidated basis decreased by ₱17,089.5 million, or 55.4%, to ₱13,752.4 million from ₱30,841.9 million in 2000 on account of PLDT's lower investments.

Consolidated capital expenditures in 2001 totaled ₱30,554.4 million, an increase of ₱3,445.4 million, or 12.7%, over 2000 primarily due to higher capital spending by Smart. Smart's capital spending of ₱19,034.3 million in 2001 was used to expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of ₱9,684.4 million was principally used to finance the continued build-out of its data and IP infrastructure and investment in Asia Pacific Cable Network 2 and other international cable projects. ePLDT's capital investment of ₱1,579.5 million was used to fund its Internet data center, call center business investments, and other Internet-related initiatives.

In 2001, PLDT made additional investments in some of its subsidiaries and affiliates and in other strategic acquisitions in the amount of ₱4,351.2 million. Conversely, PLDT received cash dividends from three subsidiaries totaling ₱95.9 million — ₱50.0 million from Subic Telecom, ₱27.0 million from Clark Telecom and ₱18.9 million from Telesat. Cash investments for 2001 were principally as follows:

- ₱1,000 million in Smart;

- ₱2,003.3 million in Piltel;

- ₱524.0 million in ePLDT;

- ₱451.3 million to acquire a 92.3% equity interest in MaraTel in June 2001 to expand and strengthen our presence in the southern part of the Philippines; and

- ₱363.1 million to acquire AT&T's 40% equity interest in Subic Telecom, making Subic Telecom a wholly-owned subsidiary of PLDT effective February 16, 2001.

In 2000 and 2001 PLDT provided to Piltel ₱2,317.2 million (US$48.1 million) and ₱2,003.3 million (US$40.7 million), respectively, under the letter of support issued by PLDT as part of Piltel's debt restructuring to make up for shortfalls in Piltel's operating cash flows. Drawings under the PLDT letter of support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. The remaining undrawn balance under the PLDT letter of support as of December 31, 2001 was US$61.2 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including to Piltel bondholders claiming US$9.9 million in redemption price of their bonds who have recently sent Piltel a notice of acceleration of their bonds), additional drawings under the letter of support would likely be required to provide all or a portion of the funds needed by Piltel. Accordingly, we cannot assure that additional amounts will not have to be drawn under the letter of support nor can we predict when the remaining undrawn balance under the letter of support will be exhausted.

Including the ₱524.0 million cash investment in ePLDT in 2001, PLDT has made ₱1,178.6 million in equity investments and ₱1,569.0 million in advances to fund *Vitro*(TM) and to invest in Stradcom, Sidera, Contact World, mySecureSign, Netopia, MindStream, eYP.ph, Bayantrade, iPlus and Infocom (see Note 7 to the accompanying financial statements for a description of these investments). PLDT's equity investments in ePLDT included ₱134.6 million in Infocom shares of stock and the third and fourth floors of PLDT's Information Systems Data Center used by ePLDT for its data center business valued at ₱270.0 million.

For 2002, we anticipate much lower capital expenditures and reduced equity investments. Our budget for capital expenditures in 2002 is ₱22,100 million, of which approximately ₱8,500 million is budgeted to be spent by PLDT to serve the growing demand for fixed line data and network services, ₱12,700 million is budgeted to be spent by Smart to further expand and upgrade its GSM network to meet the increasing demand for cellular service, and the remainder is budgeted to be spent by our other subsidiaries.

We expect PLDT's new equity investments in subsidiaries and affiliates for 2002 will not exceed ₱1,000 million, of which approximately ₱600.0 million (US$11.6 million) is budgeted to be used to fund Piltel's additional drawings on the letter of support, as mentioned above, and the balance is largely budgeted to be used to finance ePLDT's various call center and other business initiatives, which PLDT will consider on a case by case basis.

On a consolidated basis, we used net cash of ₱25,666.9 million for our investing activities in 2000 compared to ₱21,342.2 million in 1999. This increase of ₱4,324.7 million, or 20.3%, in 2000 was mainly due to our higher capital spending in 2000.

Our consolidated capital expenditures in 2000, including capitalized interest of ₱2,602.6 million, increased by ₱5,046.7 million, or 22.9%, to ₱27,109.0 million from ₱22,062.3 million in 1999. The increase was largely attributable to PLDT and Smart, which spent ₱11,520.0 million and ₱14,639.5 million, respectively. Our consolidated capital expenditures in 1999, including capitalized interest of ₱3,042.5 million, were ₱22,062.3 million. PLDT's capital outlay in 2000, which included investments in international submarine cable projects and the Internet data center, was primarily intended for the creation of additional facilities to support new products and services in line with its current thrust to focus on the development and implementation of systems and infrastructures to address the rapidly growing data and Internet markets. Smart's capital spending was for the expansion and upgrading of its nationwide GSM network to meet the increasing demand for wireless services.

Financing Activities

On a consolidated basis we used net cash of ₱14,862.5 million for financing activities in 2001, compared to ₱10,433.3 million net cash used in financing activities in 2000 and ₱7,946.1 net cash used in financing activities in 1999. On a non-consolidated basis, net cash used in financing activities amounted to ₱19,806.0 million in 2001, compared to ₱201.8 million net cash provided by financing activities in 2000 and ₱4,566.9 net cash used in financing activities in 1999. The net cash used in financing activities in 2001 was significantly higher than in 2000 due to (1) higher interest payments resulting from the depreciation of the peso against the U.S. dollar, (2) availments of additional loans in 2001 and (3) proceeds from the issuance of PLDT's common shares to NTTC-UK, a wholly-owned subsidiary of our strategic partner NTT Communications, amounting to ₱13,877.8 million in 2000. On a stand-alone basis, Smart's net cash provided by financing activities increased by ₱1,439.9 million to ₱9,057.4 million in 2001 from ₱7,617.5 million in 2000.

Debt Financing

Our consolidated drawings from existing credit facilities during 2001 totaled ₱17,044.7 million, mainly consisting of PLDT's drawdowns of ₱5,383.0 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies and Smart's drawdowns of ₱11,270.3 million, principally from its Phase 5 GSM loan facilities.

Our consolidated indebtedness at year-end 2001 totaled ₱175,341.4 million, a decrease of ₱20,700.3 million, or 10.6%, from ₱196,041.7 million at the end of 2000. The decrease in consolidated indebtedness was mainly due to the (1) exclusion of Piltel's indebtedness of ₱21,774.4 million as of June 27, 2001 as a result of its deconsolidation and (2) net reduction of PLDT's long-term debt amounting to ₱8,246.4 million. These decreases were partially offset by Smart's net addition to long-term debt of ₱9,575.2 million in 2001. Unconsolidated indebtedness at the end of 2001 amounted to ₱143,477.1 million, a decrease of ₱2,761.3 million, or 1.9%, from ₱146,238.4 million at year-end 2000. Smart's indebtedness at year-end 2001 stood at ₱26,201.9 million, an increase of ₱10,350.9 million or 65.3%, from ₱15,851.0 million at the end of 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term loan facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized committed peso-denominated long-term loan facilities of ₱600.0 million. Subsequently, US$9.4 million of PLDT's dollar-denominated undrawn credit facilities was cancelled due to a change in the terms of the underlying supplier contracts.

The scheduled maturities of our outstanding indebtedness as of December 31, 2001 are as follows:

	Consolidated	Non-consolidated
	(in millions)	
Maturity		
2002	₱23,814.3	₱18,803.0
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

Approximately ₱108,209.7 million principal amount of our consolidated outstanding indebtedness as of December 31, 2001 is scheduled to mature over the period 2002 to 2005, of which approximately ₱85,960.9 million and ₱18,621.6 million is attributable to PLDT and Smart, respectively. The remainder of our outstanding indebtedness is attributable to our other subsidiaries.

On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Weideraufbau, or KfW, of Germany that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under our existing loans from KfW becoming due from January 2002 until December 2004. The facility is composed of two nine-year loans, inclusive of a two-year grace period during which no principal is payable, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans which they are to repay fall due, are currently available. The loan agreements have been amended to provide that in the event that (1) by June 30, 2002, PLDT has not placed a bond having a principal amount of at least US$250 million and having a 10 year term; (2) by June 30, 2002, PLDT has not been granted a loan from Japan Bank for International Cooperation; (3) by December 31, 2002, Japan Bank for International Cooperation and/or other similar lenders do not agree to provide PLDT with an aggregate of at least US$100 million and (4) by December 31, 2002, PLDT has not received financing in an aggregate amount of at least US$350 million from bank loans or the capital markets or other sources, including a sale of shares in Smart, then KfW will not be obligated to make additional disbursements under the new KfW facility and PLDT will be required to promptly repay the entire principal amount outstanding under the facility. The portion of the debt to be refinanced by this facility that matures in 2002, which amounts to US$49.7 million (₱2,566.7 million), is presented under Long-term debt — net of current portion in our balance sheet as of December 31, 2001.

In June 2000, we obtained from a group of lenders a ₱1,270.0 million loan in tranches of three-, five- and ten-year maturities with fixed interest rates per annum of 12.875%, 14% and 15%, respectively. In August 2000, we also entered into loan agreements with three foreign lenders involving an aggregate amount of US$197.2 million in connection with PLDT's acquisition of Smart's local exchange carrier business. See Note 10 to the accompanying financial statements for further discussion. In April 1999, we issued 10.5% Notes due 2009 in an aggregate amount of US$175 million, representing a partial drawdown from our US$250 million Global Medium Term Note Program. In November 1999, we also issued Fixed Rate Corporate Notes in the aggregate amount of ₱1,500.0 million. These peso-denominated notes were issued in three tranches of three-, five- and seven-year maturities.

Consolidated long-term debt, net of current portion, and stockholders' equity were ₱179,068.1 million and ₱86,527.4 million, respectively, as of December 31, 2000, compared with ₱142,940.3 million and ₱73,212.5 million, respectively, as of December 31, 1999. On a consolidated basis, our short-term borrowings were reduced by ₱10,895.4 million in 2000 and ₱4,657.7 million in 1999, while our repayments of long-term debt amounted to ₱19,241.3 million in 2000 and ₱13,838.3 million in 1999.

As of December 31, 2000, PLDT had undrawn committed dollar-denominated long-term loan facilities in the aggregate amount of US$112.5 million (₱5,623.4 million) and unutilized peso-denominated credit facilities totaling ₱1,620.0 million.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- interest coverage ratio on a non-consolidated basis of not less than 150%, 180% or 200%;

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Under the terms of one loan, PLDT is required to estimate its net revenues and debt service requirements for each upcoming year. Under this loan, PLDT is restricted in its ability to incur any debt unless its projected net revenues for each year during the term of the debt to be incurred is at least 1.1 times its projected debt service requirements for that year on all its debt, including any debt to be incurred in that year.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and

- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, asset impairment charges that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since over 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. In 2000, the peso depreciated sharply by 24.0% from ₱40.298 = US$1.00 on January 1, 2000, to ₱49.986 = US$1.00 on December 31, 2000. As of April 9, 2002, the exchange rate was ₱51.042 = US$1.00. Certain of our financial ratios may be adversely affected by asset impairment charges. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting in complying with non-consolidated covenants due to restrictions on the payment of dividends by Smart.

To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- prepaying other debt;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Refinancing Requirements

PLDT does not expect that its available cash, including cash flow from operations and drawings from existing credit facilities, will be sufficient to repay the principal of all its debts at their stated maturities, including US$363.8 million principal amount of debt (including short-term debt) scheduled to mature in 2002, including US$100 million in principal amount of bonds maturing in August 2002, US$572.0 million principal amount of debt scheduled to mature in 2003 and US$404.5 million principal amount of debt scheduled to mature in 2004. Accordingly, PLDT will need to refinance a substantial portion of its debts during the next 36 months and we expect that we will require substantial new external financing during the coming 12 months. PLDT intends to reduce its capital expenditures and investments, cut dividend payments to common shareholders, and increase the application of available cash to reduce its indebtedness. Smart is also seeking waivers of loan covenant restrictions to permit Smart to distribute dividends to PLDT. PLDT is seeking to sell a minority stake in Smart to generate additional funds and is in discussions with prospective investors in Smart. We intend to secure additional financings from banks and other institutional lenders, and the capital markets. Our ability to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, credit ratings and other factors, many of which are beyond our control. We can make no assurance that we will be able to complete the sale of an interest in Smart or when and on what terms any such sale may be made. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

PLDT's corporate credit ratings were recently downgraded by Moody's Investor Services, Standard & Poor's Ratings Group and Fitch IBCA, Duff & Phelps to "Ba3", "BB-"and "BB-", respectively. The downgrades were prompted by concerns over PLDT's ability to refinance its debts particularly as it has a relatively short debt maturity structure and a highly leveraged balance sheet. These credit rating downgrades may significantly affect the terms of our prospective financing, particularly financing costs. However, none of our existing indebtedness contains provisions under which rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

Off-Balance Sheet Financing

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$58.6 million (₱3,029.0 million) in 2001 and US$78.3 million (₱3,913.9 million) in 2000 that resulted in losses of US$2.0 million (₱103.4 million) and US$4.1 million (₱204.9 million), respectively. The losses are included in the "Other Expenses — net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets. We do not anticipate that we will continue to sell receivables under these facilities going forward.

Equity Financing

Through its subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of its 10% Cumulative Convertible Preferred Stock, PLDT was able to raise equity funds of ₱232.3 million in 2001 and ₱316.5 million in 2000. In 2000, PLDT also realized proceeds of ₱13,877.9 million from the issuance of its common shares to NTTC-UK resulting in a consolidated year-end 2000 cash and cash equivalent balance of ₱9,674.3 million, of which ₱5,551.6 million was used to partially cover our cash requirements in 2001.

Dividends paid to PLDT shareholders amounted to ₱1,819.6 million in 2001, ₱1,875.6 million in 2000 and ₱1,649.1 million in 1999, of which ₱401.5 million, ₱694.2 million and ₱582.2 million, respectively, were paid to common shareholders and the balance to preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since July 2001, and it does not expect to pay its common shareholders any cash dividends in 2002.

In order to raise additional equity financing, PLDT may need to increase its authorized capital stock, which would require approval of shareholders representing two-thirds of PLDT's outstanding shares of capital stock. If such approval were required, PLDT cannot assure you that it would be able to obtain the approval on a timely basis, or at all. As a result, PLDT's ability to raise additional financing from the issuance of equity or equity-linked instruments may be impaired.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2001:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(pesos in millions)				
Long-term lease obligations	₱9,508.3	₱1,457.1	₱3,173.6	₱3,026.0	₱1,851.6
Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
Other long-term obligations	19,574.4	—	—	—	19,574.4
Total	₱31,863.5	₱1,776.6	₱3,786.3	₱3,572.0	₱22,728.6

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for the current year is US$18.0 million. PLDT is considering seeking to amend this agreement because of satellite interference affecting some of the leased transponders. As of March 31, 2002, the aggregate remaining obligation was approximately US$108.5 million.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's (a) transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement and (b) grant of a continuing security interest of first priority in all Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. In case of cancellation, PLDT is liable to pay ₱100 million for each of the two contracts as liquidated damages. The aggregate remaining obligation is approximately ₱1,049.2 million.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and other allied services in relation to the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because, among other things, a partial satellite loss due to an anomaly in the L-band antennae of the Garuda I satellite reduced capacity by as much as 40%, the satellite launch was delayed, technical deficiencies have been discovered and the primary purpose of the business changed from mobile to fixed line satellite phone services.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, pursuant to the debt restructuring plan of Piltel, PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of December 31, 2001:

	Amount of Commitment Expiration Per Period			
	Total	Less than 1 year	1-3 years	4-5 years
		(pesos in millions)		
Standby letters of credit....	₱3,201.3	₱361.8	₱1,757.5	₱1,082.0

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby letters of credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the credit agreement (see Note 10 to the accompanying financial statements for a more detailed discussion).

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to enable us to finance our capital expenditures and service our maturing debts. We intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets, such as an interest in Smart, to cover our financing requirements.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include availing of bank loans, export credit agency guaranteed facilities, debt capital and equity market issues.

For a further discussion, see "— Liquidity and Capital Resources — Financing Activities."

Foreign Exchange Risk Management

In 2001, the Philippine peso continued to weaken against the U.S. dollar, depreciating to ₱51.690 = US$1.00 at December 31, 2001 from ₱49.986 = US$1.00 at December 31, 2000 and ₱40.298 = US$1.00 at December 31, 1999. We capitalized foreign exchange losses of ₱4,240.3 million in 2001 and ₱35,452.4 million in 2000. Of these losses, ₱4,530.6 million in 2001 and ₱36,272.0 million in 2000 were attributable to foreign currency denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts. As of December 31, 2001, capitalized foreign exchange revaluation losses amounted to ₱79,290.9 million, of which ₱14,380.5 million has been cumulatively charged to operations in the form of annual depreciation expense.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 1999, 2000 and 2001:

	1999		2000		2001	
	US$	₱	US$	₱	US$	₱
			(in millions)			
Assets						
Cash and cash equivalents	US$133.1	₱5,363.7	US$142.0	₱7,098.0	US$40.3	₱2,083.1
Accounts receivable	135.7	5,468.4	131.3	6,563.2	145.8	7,536.4
	268.8	10,832.1	273.3	13,661.2	186.1	9,619.5
Liabilities						
Accounts payable	90.5	3,647.0	38.8	1,939.5	27.3	1,411.1
Accrued and other current liabilities	90.7	3,655.0	125.1	6,253.2	165.0	8,528.8
Notes payable	187.4	7,551.8	10.4	519.8	23.0	1,188.9
Long-term debt	3,540.4	142,671.0	3,599.6	179,929.6	3,156.2	163,144.0
	3,909.0	157,524.8	3,773.9	188,642.1	3,371.5	174,272.8
Net foreign currency-denominated liabilities	US$3,640.2	₱146,692.7	US$3,500.6	₱174,980.9	US$3,185.4	₱164,653.3

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2001, over 97% of our long-term debts were denominated in foreign currencies, principally in U.S. dollars. Thus, the weakening of the peso against the U.S. dollar increased both the principal amount and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests were negatively affected. If, among other things, the value of the peso against the U.S. dollar continues to drop from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see "— Financing Activities — Debt Financing — Covenants."

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. Accordingly, in our results of operations, we recognize the amortization of forward premiums or discounts over the respective terms of these contracts. At December 31, 2001, PLDT and Smart had outstanding forward foreign exchange contracts of US$285.6 million (₱14,762.7 million) and US$12.4 million (₱659.7 million), respectively, as described more fully in Note 21 to the accompanying financial statements. Further, PLDT and Smart have outstanding cross-currency swap and interest rate swap contracts amounting to US$275.0 million as of December 31, 2001.

Interest Rate Risk Management

On a limited basis, we also enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the information about PLDT's derivative financial instruments and other transactions as of December 31, 2001 that are sensitive to foreign exchange rates and to changes in interest rates:

				Total		Fair Value	
	Below 5 years	5-8.5 years	Over 8.5 years	In Dollars	In Pesos	In Dollars	In Pesos
			(in millions)				
Liabilities							
Long-term Debt							
Fixed Rate							
US$ Notes (in millions)	753.5	374.5	299.0	1,427.0	73,670.0	1,145.3	59,145.1
Average interest rate	8.5 to 10.625%	7.85 to 10.50%	8.35%				
US$ Fixed Loans (in millions)	114.8	193.0	—	307.8	15,908.9	329.2	17,017.1
Average interest rate	5.83% to 8.03%	5.65% to 7.95%	—				
Japanese Yen (in millions)	0	—	—	0.5	24.2	0.5	25.0
Average interest rate	7.6%	—	—				
Philippine Peso (in millions)	63.6	15.6	—	79.2	4,095.0	79.8	4,127.2
Average interest rate	11.18% to 17.50%	15.0%	—				
Variable Rate							
US Dollar (in millions)	391.1	339.4	18.4	748.9	38,710.4	748.9	38,710.4
Average interest rate	0.15% to 2.75% over London Interbank Offered Rate, or LIBOR	0.20% to 2.05% over LIBOR	1.25% over LIBOR				
Japanese Yen (in millions)	144.5	31.7	—	176.2	9,106.7	176.2	9,106.7
Average interest rate	0.90% over Japanese Yen LIBOR	0.40% over Japanese Yen LIBOR					
Forward Foreign Exchange Agreement (Receive US$/Pay Philippine Peso)							
Contract Amount (in millions)	285.6	—	—	285.6	15,036.4	285.6	14,762.7
Average Contractual Exchange Rate	₱52.6486						
Resettable Cross Currency Swap Agreement (Receive US$/Pay Philippine Peso)							
Contract Amount (in millions)			100.0	100.0	5,077.0	100.0	5,169.0
Average Contractual Exchange Rate			₱50.77				
Interest Rate Derivatives (Receive US$/@10.5% Fixed							

Rate interest/Pay Japanese Yen @ US LIBOR plus 4.235%)	10.5% US LIBOR plus 4.235%	—	3.2	166.2
Contract Amount Interest on US$175.0M (in millions)	175.0			
Swap with notional Yen Amount (in millions)	20,387.5			

U.S. GAAP Reconciliation

We prepare and present our financial statements in accordance with Philippine GAAP, which differs in certain significant respects from U.S. GAAP. The following discussion and analysis of our financial position and results of operations under U.S. GAAP should be read in conjunction with Note 25 to the accompanying financial statements. Note 25 to our financial statements provides a reconciliation between Philippine GAAP and U.S. GAAP of our net income and stockholders' equity for the years ended December 31, 2001 (with comparative figures for 2000 and 1999), including a description of the material differences between Philippine GAAP and U.S. GAAP as they apply to us. We have also included our balance sheets, statements of income, statements of stockholders' equity and statements of cash flows prepared in accordance with U.S. GAAP to provide a better understanding of our financial position, results of operations and of cashflows after recognizing the effects of the differences between Philippine GAAP and U.S. GAAP.

The trend analysis under the following U.S. GAAP discussion should also be read in conjunction with the above discussion on the results of operations and liquidity and capital resources under Philippine GAAP.

Overview

Certain significant differences relevant to the reconciliation of our financial information from Philippine GAAP to U.S. GAAP include impairment charges related to certain long-lived assets, the consolidation of Piltel, the accounting for PLDT's acquisition of Smart under the purchase method, the capitalization of foreign exchange differences and revenue recognition related to installation fees, handset sales and prepaid card sales.

Impairment of Long-Lived Assets

Under Philippine GAAP, when evidence indicates that the operations of an enterprise will not produce sufficient revenue to recover all business-related costs for which a property is being used including depreciation, and when the carrying amount of the property cannot be realized through sale, the property may be written down to recoverable values. Recoverable value is defined based on estimates of the value from the continued use of the asset and its eventual disposition or the best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not required, the assets' estimated useful lives and estimated salvage values are reviewed to determine if any adjustments are necessary. As a result of impairment reviews performed in 2001, Piltel recognized an impairment charge in respect of its analog/CDMA assets amounting to ₱13,984.1 million, and Smart, revised the estimated remaining useful life of its analog/ETACS assets from 6.8 years to 2.25 years, resulting in an additional depreciation charge of ₱1,440.0 million for the year ended December 31, 2001.

U.S. GAAP requires that an impairment review be performed when certain "impairment indicators" are present. The impairment review first compares the future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of the assets with the book value of the assets. If these cash flows are not sufficient to recover the book value of the assets, an impairment charge is recognized based on the comparison between the discounted value of these cash flows and the book value of the assets. As a result of an impairment review conducted to certain of our telecommunications equipment in 2001, we determined that an impairment charge was required for Smart's and Piltel's analog network assets due to the migration of subscribers to the GSM service and declining analog subscriber base and ARPUs. Consequently, Smart and Piltel recognized impairment charges amounting to ₱3,782.5 million and ₱12,937.7 million for their analog/ ETACS and analog/CDMA assets, respectively, under U.S. GAAP.

We also performed an asset impairment review of the Executive Order No. 109 network transferred to and accepted by Piltel with a carrying value of ₱14,736.5 million as of December 31, 2001. No impairment charge was required as a result of this review since the estimated undiscounted cash flows from the continued future use and eventual disposal of these assets were higher than the carrying value of the Executive Order No. 109 network at December 31, 2001.

Consolidation of Piltel

Under Philippine GAAP, the applicable accounting method is generally determined based on the investor's voting interest in the investee company. Majority-owned companies are consolidated, 20% to 50% owned companies are accounted for using the equity method of accounting and investments in companies over which no significant influence is exercised or in cases where our investments are temporary are stated at cost.

Effective June 27, 2001, Piltel ceased to qualify as a consolidated subsidiary under existing Philippine GAAP as a result of the reduction of PLDT's common equity ownership in Piltel to less than a majority. PLDT would own more than 90% of Piltel's common shares if it were to convert its holding of non-voting Piltel preferred shares into Piltel common shares. However, Philippine GAAP excludes the Piltel preferred shares and the common shares issuable upon conversion in calculating PLDT's voting interest in Piltel. These shares are not permitted to form the basis for consolidation of Piltel prior to conversion.

Under U.S. GAAP, Piltel continues to be treated as a consolidated subsidiary because PLDT has the ability to control Piltel by acquiring a majority interest in excess of 90% of Piltel's common shares through the conversion of PLDT's investment in Piltel preferred shares to Piltel common shares without any restriction or costs to exercise the conversion features. In addition, PLDT has committed to finance certain cash shortfalls Piltel may experience up to a maximum of US$150.0 million (of which US$88.8 million has been provided as of December 31, 2001) pursuant to the letter of support signed by PLDT. Approximately ₱600.0 million (US$11.6 million) is budgeted to fund Piltel's additional drawings on the letter of support for 2002.

Debt Restructuring of Piltel

Under Philippine GAAP, the convertible preferred shares issued by PLDT in relation to Piltel's debt restructuring were recorded at the fair market value of Piltel convertible preferred shares received in the exchange, which is approximately the par value of the shares. These Piltel convertible preferred shares were recorded based on the amount of the liabilities set-off. Accordingly, the excess of the loan amount converted against the value of convertible preferred shares was credited as additional paid-in-capital under Philippine GAAP.

Under U.S. GAAP, the PLDT preferred shares issued are required to be recorded at the estimated fair value of the PLDT preferred shares issued at the time of issuance. The excess, if any, of the debt forgiven over the total of the fair value of PLDT preferred shares issued and future interest payments on the remaining debt would be recorded as a gain. Thereafter, cash payments under the terms of the debt restructuring are accounted for as reductions of the carrying amount of the liability, and no interest expense is recognized on the liability for any period between the restructuring and maturity.

Since the total estimated fair value of such preferred shares of ₱9,903.3 million and future interest payments of ₱11,655.3 million exceeded the debt principal forgiven of ₱20,080.3 million, no gain was recorded under U.S. GAAP. The difference between the amount of debt forgiven and the fair value of such preferred shares of ₱10,177.0 million is presented as part of "Deferred Credits and Other Liabilities" included in the consolidated balance sheet as of December 31, 2001 under U.S. GAAP. This amount was reduced to ₱9,679.8 million by a charge of ₱497.2 million pertaining to interest expenses in relation to Piltel's restructured debt.

Accounting for PLDT's Acquisition of Smart under the Purchase Method

Under Philippine GAAP, transfers or exchanges between entities under common control are accounted for at historical cost in a manner similar to that in pooling of interests accounting. On March 24, 2000, PLDT completed the acquisition of the entire issued capital of Smart. This transaction was accounted for in a manner similar to a pooling of interests method under Philippine GAAP. Under this method, the former bases for accounting for both PLDT and Smart were retained; the recorded assets and liabilities of PLDT and Smart were carried forward to the combined corporation at recorded amounts; and the income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

Under U.S. GAAP, ownership of more than half of the voting shares is necessary in order to apply common control accounting. Consequently, PLDT's acquisition of Smart was accounted for using the purchase method of accounting, under U.S. GAAP. The excess of the total acquisition cost over the fair value of the net assets acquired was ₱28,191.8 million. Based on management's review and estimate, ₱5,900.0 million was allocated to the value of customers acquired. This excess, net of ₱2,076.8 million pertaining to the value of customers under the analog service written-off, is being amortized on a straight-line basis over its estimated useful life of five years.

Capitalization of Foreign Exchange Differences

Under Philippine GAAP, foreign exchange gains or losses arising from differences between the booking rate and the rate at the date of settlement or balance sheet date, of unhedged assets and liabilities, are charged or credited to operations, except for foreign exchange differentials related to foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment which are invoiced in foreign currency. Such foreign exchange differentials are regarded as adjustments to cost and are added to or deducted from the appropriate property accounts.

Under U.S. GAAP, transaction-based foreign exchange differences are generally charged or credited to operations as incurred.

Revenue Recognition

Handset Revenues

Under Philippine GAAP, revenues and costs related to the sales and purchases of these items are netted off and classified as selling and promotional expenses. We consider the sale of these handsets incidental to the provision of our cellular services. Accordingly, we offset the cost of the provision of these handsets to our customers against the proceeds we receive on the sale of the handsets.

Under U.S. GAAP, the costs and revenues associated with the sales of handsets are presented at gross amounts and are recognized immediately upon the sale of handsets, since the handsets may be used on alternative networks.

Prepaid Card Revenues and Installation Revenues

Under Philippine GAAP, revenues from the sale of prepaid cards are recognized immediately on the sale of the card to the end user or dealer. Under Philippine GAAP, revenues and related costs in the installation of fixed line services are recognized immediately.

Under U.S. GAAP, revenues derived from the sale of prepaid cards are recognized based on usage. Any amounts unused at the end of a reporting period are recognized as deferred revenue in the balance sheet.

Under U.S. GAAP, revenues derived from the installation of fixed line services and related costs are deferred at the year of installation over the average customer life. Considering churn rates and net subscribers' additions over the last several years, we estimate that the average period of relationship with subscribers stood at seven years.

Results of Operations

The following table shows that contribution of each of our business segments to our consolidated operating revenues, operating expenses and net operating income for each of the years ended December 31, 1999, 2000 and 2001 under U.S. GAAP and Philippine GAAP.

	1999				2000				2001			
	U.S. GAAP		{Philippine GAAP		U.S. GAAP		Philippine GAAP		U.S. GAAP		Philippine GAAP	
	₱	%(1)	₱	%(1)	₱	%(1)	₱	%(1)	₱	%(1)	₱	%(1)
Operating Revenues												
Fixed line	43,072.1	92.9	43,865.3	78.8	45,818.3	72.0	45,967.0	73.1	46,906.3	53.5	46,876.7	63.7
Wireless	3,122.3	6.7	11,631.5	20.9	17,608.6	27.6	16,697.4	26.5	40,295.1	46.0	26,227.4	35.6
Information and communications technology	195.0	0.4	195.0	0.3	238.7	0.4	238.7	0.4	468.9	0.5	468.9	0.7
	46,389.4	100.0	55,691.8	100.0	63,665.6	100.0	62,903.1	100.0	87,670.3	100.0	73,573.0	100.0
Operating Expenses												
Fixed line	27,100.6	58.4	28,456.4	51.1	27,569.3	43.3	30,314.9	48.2	29,558.5	33.7	32,309.0	43.9
Wireless	6,222.4	13.4	14,043.8	25.2	24,671.9	38.8	20,234.4	32.2	62,564.2	71.4	23,339.4	31.7
Information and communications technology	253.3	0.5	254.4	0.5	336.3	0.5	310.8	0.5	1,203.7	1.4	779.7	1.1
	33,576.3	72.3	42,754.6	76.8	52,577.5	82.6	50,860.1	80.9	93,326.4	106.5	56,428.1	76.7
Net Operating Income (Loss)												
Fixed line	15,971.5	34.5	15,048.9	27.7	18,249.0	28.7	15,652.1	24.9	17,347.8	19.8	14,567.7	19.8
Wireless	(3,100.1)	(6.7)	(2,412.3)	(4.3)	(7,063.3)	(11.2)	(3,537.0)	(5.7)	(22,269.1)	(25.4)	2,888.0	3.9
Information and communications technology	(58.3)	(0.1)	(59.4)	(0.2)	(97.6)	(0.1)	(72.1)	(0.1)	(734.8)	(0.9)	(310.8)	(0.4)
	12,813.1	27.7	12,937.2	23.2	11,088.1	17.4	12,043.0	19.1	(5,656.1)	(6.5)	17,144.9	23.3

(1) Computed as percentage of total operating revenues.

Consolidated Operating Revenues

In 2001, our consolidated operating revenues under U.S. GAAP amounted to ₱87,670.3 million, which was ₱14,097.3 million, or 19.2%, higher than our consolidated operating revenues under Philippine GAAP of ₱73,573.0 million. In 2000, our consolidated operating revenues under U.S. GAAP of ₱63,665.6 million was ₱762.5 million, or 1.2%, higher than our consolidated operating revenues of ₱62,903.1 million under Philippine GAAP. Conversely, in 1999, our consolidated operating revenues of ₱46,389.4 million under U.S. GAAP were ₱9,302.4 million, or 16.7%, lower than our consolidated operating revenues of ₱55,691.8 million under Philippine GAAP.

Fixed Line

In 2001, our consolidated fixed line revenues of ₱46,876.7 million under Philippine GAAP were ₱29.6 million, or 0.1%, lower than our consolidated fixed line revenues of ₱46,906.3 million under U.S. GAAP due to the inclusion under U.S. GAAP of ₱558.2 million of Piltel's fixed line revenues because it continues to be a consolidated subsidiary. This Piltel revenue was partially offset by recognition of deferred revenues of ₱263.5 million representing the value of unused air time from PLDT's sales of prepaid cards. In addition, deferred revenues of ₱781.1 million were recognized relating to installation revenues of fixed line services to be amortized over an estimated period of seven years.

In 2000, our consolidated fixed line revenues of ₱45,818.3 million under U.S. GAAP were ₱148.7 million, or 0.3%, lower than our consolidated fixed line revenues under Philippine GAAP of ₱45,967.0 million. Similarly, in 1999, our consolidated fixed line revenues of ₱43,072.1 million under U.S. GAAP were ₱793.2 million, or 1.8%, lower than our consolidated fixed line revenues under Philippine GAAP of ₱43,865.3 million. These lower amounts under U.S. GAAP were due to the exclusion of Smart-related fixed line revenues from January 1 to March 23, 2000. As PLDT's acquisition of Smart was accounted for using the purchase method under U.S. GAAP, the consolidation of Smart's revenues began only on March 24, 2000, the date of its acquisition.

Wireless

In 2001, our consolidated wireless revenues of ₱40,295.1 million under U.S. GAAP were ₱14,067.7 million, or 53.6%, higher than our consolidated wireless revenues under Philippine GAAP of ₱26,227.4 million. The difference was mainly attributable to the following:

- gross-up of revenues associated with the sale of handsets amounting to ₱13,760.5 million, of which ₱12,474.7 million and ₱1,285.8 million were derived from Smart and Piltel, respectively; and

- inclusion of Piltel's wireless revenues of ₱1,180.6 million as a result of its treatment as a consolidated subsidiary under U.S. GAAP.

The effect of these factors was partially offset by the deferral under U.S. GAAP of the value of unused air time from Smart's and Piltel's prepaid card sales of ₱873.5 million.

In 2000, our consolidated wireless revenues of ₱17,608.6 million under U.S. GAAP were ₱911.2 million, or 5.5%, higher than our consolidated wireless revenues of ₱16,697.4 million under Philippine GAAP. This 5.5% difference resulted from the gross-up of Smart's handset revenues of ₱4,743.8 million and Piltel's handset revenues of ₱898.2 million, partially offset by the:

- deferral under U.S. GAAP of unused value of air time from sales of Smart's prepaid cards of ₱2,181.8 million; and

- reversal under U.S. GAAP of Smart's fixed line revenues prior to its acquisition on March 24, 2000.

In 1999, our consolidated wireless revenues under U.S. GAAP of ₱3,122.3 million were ₱8,509.2 million, or 73.2%, lower than our consolidated wireless revenues under Philippine GAAP of ₱11,631.5 million because PLDT accounted for its acquisition of Smart using the pooling of interests method under Philippine GAAP. As a result, under Philippine GAAP, Smart's revenues were consolidated as if the acquisition occurred at the beginning of 1999.

ARPUs for Prepaid Services

Smart and Piltel calculate their prepaid monthly ARPUs by dividing gross prepaid service revenues by the average of the beginning and ending number of subscribers in a particular month. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards recognized by Smart and Piltel as revenues based on:

- sales of the prepaid cards to dealers and users under Philippine GAAP; and

- subscribers' usage of their prepaid cards under U.S. GAAP.

While the practice under Philippine GAAP may result in higher levels of ARPUs when cards are first released to the market, our experience in the past 12 months has been that ARPUs based on recognition of revenues upon the sale of prepaid cards and upon the usage of air time converge once a large base of subscribers was attained and inventory levels of prepaid cards in the distribution network were regularized.

The following table shows the average ARPUs for Smart's and Piltel's prepaid services for the years ended December 31, 1999, 2000, and 2001:

	1999		2000		2001	
	Usage	Sales	Usage	Sales	Usage	Sales
Smart						
GSM(1)	N/A	₱1,344	₱738	₱895	₱579	₱591
Analog/ETACS	N/A	529	278	278	141	117
Piltel						
GSM(2)	N/A	N/A	₱594	₱530	₱375	₱391
Analog/CDMA(3)	N/A	N/A	N/A	392	N/A	305

---

(1) GSM service was introduced by Smart in September 1999.

(2) GSM service using Smart's network was introduced by Piltel in April 2000.

(3) Piltel's analog/CDMA network is not capable of tracking subscribers' usage of prepaid air time cards.

Postpaid ARPUs and churn rates are identical under U.S. GAAP and Philippine GAAP as revenue recognition for postpaid services and recognition of subscribers as active or inactive are the same.

Information and Communications Technology

There are no differences between U.S. GAAP and Philippine GAAP in respect to the revenues in our information and communications technology business.

Consolidated Operating Expenses

In 2001, our consolidated operating expenses under U.S. GAAP were ₱93,326.4 million, which was ₱36,898.3 million, or 65.4%, higher that our consolidated operating expenses under Philippine GAAP of ₱56,428.1 million. Our higher consolidated operating expenses under U.S. GAAP were principally due to non-recurring non-cash charges, which included asset impairment charge and goodwill amortization and intangible asset write-off relating to the purchase of Smart. In 2000, our consolidated operating expenses under U.S. GAAP were ₱52,577.5 million, which was ₱1,717.4 million, or 3.4%, higher than our consolidated operating expense of ₱50,860.1 million under Philippine GAAP. In 1999, our consolidated operating expenses under U.S. GAAP were ₱33,576.3 million, which was ₱9,178.3 million, or 21.5%, lower than our consolidated operating expenses under Philippine GAAP of ₱42,754.6 million.

Fixed Line

The following table summarizes our fixed line-related consolidated operating expenses for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001	
	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP
			(in millions)			
Depreciation and amortization	₱8,490.4	₱9,751.5	₱7,776.4	₱10,770.8	₱9,217.1	₱13,389.5
Compensation and benefits	7,394.9	6,895.9	7,315.7	7,310.8	7,724.8	7,144.1
Maintenance	2,993.1	3,066.2	3,138.4	3,141.5	3,306.8	3,294.8
Provision for doubtful accounts	2,293.9	2,293.9	2,361.2	2,361.2	2,880.1	2,880.1
Selling and promotions	1,778.1	1,981.8	1,857.5	1,751.2	1,232.5	1,232.5
Professional and other service fees	1,040.3	1,049.0	1,112.9	1,112.9	1,007.8	1,007.8
Rent	741.6	799.1	836.3	839.7	954.3	867.3
Taxes and licenses	468.3	469.1	540.3	540.3	408.3	408.3
Amortization of goodwill	1.2	—	157.6	—	69.3	—
Other operating costs	1,898.8	2,149.9	2,473.0	2,486.5	2,757.5	2,084.6
	₱27,100.6	₱28,456.4	₱27,569.3	₱30,314.9	₱29,558.5	₱32,309.0

Asset Impairment Charge

Piltel's E0 109 Network Assets

Piltel performed an impairment review of its Executive Order No. 109 network assets with a carrying value of ₱14,736.5 million as of December 31, 2001. No impairment charge was required as a result of this review since the undiscounted cash flows arising from the continued use and eventual disposition of the assets was greater than the book value of the assets as at December 31, 2001.

Critical to the impairment review is the assumption that fixed line subscribers will increase from approximately 32,300 subscribers to about 140,000 subscribers for the next 15 years based on the low penetration rate of fixed lines in the service area, forecasted population growth and other geographic and economic factors. Piltel's cash flows to be generated over the economic life of the assets may be affected if projected subscriber take-up does not materialize as planned. In this case, a write-down of these assets may be required under U.S. GAAP to the extent that the cash flows to be generated will not cover the carrying value of the assets, or in the event that Piltel decides to abandon the use of these assets.

Depreciation and Amortization

In 2001, depreciation and amortization charges under U.S. GAAP were lower when compared to Philippine GAAP by ₱4,172.4 million, or 31.2%, by ₱2,994.4 million, or 27.8%, in 2000, and by ₱1,261.1 million, or 12.9%, in 1999, principally as a result of the exclusion of depreciation on foreign exchange differentials, capitalized to property, plant and equipment.

In 2001, the Philippine peso depreciated by 3.3% against the U.S. dollar, compared to a 19.4% peso depreciation against the U.S. dollar in 2000 and 2.9% peso depreciation against the U.S. dollar in 1999. As a result, in 2001, 2000 and 1999, PLDT recorded increases of ₱3,337.7 million, ₱27,586.6 million and ₱3,252.1 million, respectively, in its property, plant and equipment and a corresponding increase in its debt balances representing capitalized foreign exchange differentials under Philippine GAAP, as most of PLDT's U.S. dollar borrowings were related to its expansion program in previous years.

Compensation and Benefits

In 2001, compensation and benefits under U.S. GAAP were ₱7,724.8 million, which was ₱580.7 million, or 8.1%, higher than compensation and benefits under Philippine GAAP of ₱7,144.1 million. In 2000, compensation and benefits under U.S. GAAP of ₱7,315.7 million were ₱4.9 million, or 0.1%, higher than compensation and benefits under Philippine GAAP of ₱7,310.8 million. In 1999, compensation and benefits under U.S. GAAP of ₱7,394.9 million were ₱499.0 million, or 7.2%, higher than compensation and benefits under Philippine GAAP of ₱6,895.9 million. These differences were due mainly to the recognition of additional pension expense under U.S. GAAP and the reclassification of manpower reduction costs from "other expenses" under Philippine GAAP to "operating expenses" under U.S. GAAP.

Pension Expense

Under both Philippine GAAP and U.S. GAAP, pension expense is included in compensation and benefits. Interest on the unfunded actuarial liability, which represents the difference between the expected return on assets and interest cost, is included as part of pension expense. Under U.S. GAAP, expected rate of return on plan assets and interest costs are shown separately as a component of net periodic pension cost. Accordingly, additional pension expenses of ₱332.9 million, ₱356.1 million and ₱352.0 million were recognized in 2001, 2000 and 1999, respectively, under U.S. GAAP.

Manpower Reduction Cost

Under Philippine GAAP, manpower reduction cost is recognized as part of "other expenses." Under U.S. GAAP, however, this cost is included as a component of "operating expenses" under compensation and benefits. PLDT's manpower reduction program is a continuing effort by management to effectively reduce costs and improve operational efficiency. In 2001, 661 employees participated in the redundancy program and received separation packages totaling ₱279.1 million. In 2000 and 1999, 24 employees and 773 employees, respectively, participated in the manpower reduction program, receiving separation packages totaling ₱18.8 million and ₱394.9 million, respectively.

Amortization of Goodwill

The expense recorded under U.S. GAAP represents PLDT's goodwill amortization relating to its various investee companies in the fixed line business amounting to ₱69.3 million, ₱157.6 million and ₱1.2 million in 2001, 2000 and 1999, respectively. These are classified as "other expenses" under Philippine GAAP but are included as "operating expenses" under U.S. GAAP.

Other Operating Expenses

In 2001, maintenance, rent and other operating costs were higher under U.S. GAAP when compared to Philippine GAAP due to the inclusion of Piltel's expenses, as Piltel continued to be accounted for on a consolidated basis under U.S. GAAP. In 2000, maintenance, selling and promotions, rent, taxes and licenses, and other operating costs were also higher under U.S. GAAP than Philippine GAAP due to the exclusion of Smart's expenses prior to PLDT's acquisition of Smart on March 24, 2000. Conversely, in 1999, these expense items were higher under Philippine GAAP than U.S. GAAP.

Wireless

The following table summarizes our consolidated operating expenses from our wireless business for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001	
	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP
			(in millions)			
Asset impairment charge....	₱—	₱—	₱—	₱—	₱16,720.2	₱—
Cost of cellular handsets sold	—	—	8,144.5	—	15,865.6	—
Selling and promotions	436.3	1,694.8	2,446.1	7,379.3	7,427.9	8,224.7
Depreciation and amortization	2,714.6	5,551.2	4,463.5	7,090.1	6,949.4	8,020.0
Amortization of goodwill	12.1	—	4,359.2	—	5,780.5	—
Write-off of customer list	—	—	—	—	2,076.8	—
Compensation and benefits	509.9	1,241.0	1,506.2	1,365.9	1,775.6	1,740.3
Maintenance	313.2	965.6	829.9	917.5	1,357.0	1,330.5
Rent	382.2	691.7	699.1	797.5	1,434.6	1,241.0
Professional and other service fees	69.7	314.6	383.5	383.5	869.9	869.9
Taxes and licenses	69.6	94.3	204.0	204.0	322.1	322.1
Provision for doubtful accounts	339.1	1,404.1	555.4	636.7	309.9	272.8
Other operating costs	1,375.7	2,086.5	1,080.5	1,459.9	1,674.7	1,318.1
	₱6,222.4	₱14,043.8	₱24,671.9	₱20,234.4	₱62,564.2	₱23,339.4

Asset Impairment Charge

The asset impairment charge of ₱16,720.2 million under U.S. GAAP is attributable to charges of ₱3,782.5 million and ₱12,937.7 million for Smart's analog/ETACS and Piltel's analog/CDMA assets, respectively. No impairment charge was recognized in 2000 or 1999.

Impairment of Smart's Analog/ETACS Assets

The following impairment indicators led to the impairment review of Smart's analog/ETACS assets as at December 31, 2001:

- decline in subscriber numbers for analog cellular services;
- migration of customers from analog services to GSM services;
- general declining economic factors; and
- increased competition in the cellular and fixed line industries adversely affecting ARPUs.

In accordance with Statements of Financial Accounting Standards, or SFAS No. 121, Smart carried out an impairment review and compared the undiscounted cash flows arising from the continued use and eventual disposition of the assets to the book value of the assets. As a result of these exercises, it was determined that an impairment charge was required to be recorded in 2001. The impairment charge recognized was based on discounted cash flows. The key assumptions inherent in the forecast cash flows were as follows:

- a 76% decline in the number of subscribers, to 60,000 by June 2003 from 252,000 postpaid and prepaid analog subscribers as at December 31, 2001. Smart plans to decommission these analog assets at June 2003;
- a continuous decline in ARPUs from ₱117 as at December 31, 2001, to ₱114 at June 2003; and

- operating expenses including interconnection fees, dealer commissions and billing expenses, remaining constant at their December 31, 2001 rates of 12%, 10% and 8% of revenue, respectively, based on prepaid card sales and ₱12 per subscriber.

Impairment of Piltel's Analog/CDMA Assets

In August 2001, Piltel's board of directors approved the write-down of Piltel's analog/CDMA network assets, due to the migration of subscribers to its GSM service following a successful promotional campaign. The write-down of ₱6,937.8 million was based upon a valuation prepared by a third party valuation firm, on a fair value basis.

In December 2001, due to a continued decline in subscriber base, a further impairment review was performed. Under U.S. GAAP, an additional impairment charge of ₱6,000.0 million was recognized as a result of this review, based on forecasted discounted cash flows arising from the continued use of the assets and their eventual disposition. There was no impact of this impairment charge on the results of operations in 2001 under Philippine GAAP since PLDT's investment in Piltel's common shares had been reduced to zero as of December 31, 2001.

Cost of Cellular Handsets Sold

Under U.S. GAAP, the cost of handsets sold amounting to ₱15,865.6 million (of which ₱13,774.5 million was attributable to Smart and ₱2,091.1 million to Piltel) in 2001 and ₱8,144.5 million (of which ₱6,230.4 million was attributable to Smart and ₱1,914.1 million to Piltel) in 2000, in connection with the initial sale of SIM cards under the GSM service are presented separately as gross amounts. Under Philippine GAAP, the cost of handsets sold is presented net of prepaid card revenues and excess cost over revenue is considered part of selling and promotions expenses.

In 1999, no adjustment for costs of handsets sold was made under U.S. GAAP since Smart was accounted for using the purchase method and Piltel's prepaid GSM service using Smart's network was only launched in April 2000.

Depreciation and Amortization

In 2001, 2000 and 1999, depreciation and amortization expense under U.S. GAAP was ₱1,070.6 million, or 13.3%, ₱2,626.6 million, or 37.0%, and by ₱2,836.6 million, or 51.1%, respectively, lower when compared to Philippine GAAP due to the exclusion of depreciation on foreign exchange differentials capitalized to property, plant and equipment under U.S. GAAP.

As discussed above, the value of the peso declined relative to the U.S. dollar over the past three years. As a result, we recorded increases in our wireless business of ₱524.6 million, ₱7,866.8 million and ₱633.1 million in our property, plant and equipment and a corresponding increase in our debt balances representing capitalized foreign exchange differentials under Philippine GAAP in 2001, 2000 and 1999, respectively, as most of our wireless business's U.S. dollar borrowings were related to our expansion program in previous years.

Selling and Promotions

In 2001, selling and promotions expenses under U.S. GAAP of ₱7,427.9 million were ₱796.8 million, or 9.7%, lower than selling and promotions expenses when compared to Philippine GAAP of ₱8,224.7 million. This difference was attributable to the following:

- excess of handset costs over revenues from the sale of handsets; and

- reversal of revenue recognized as the sales value of free air time amounting to ₱481.8 million, of which ₱299.2 million was attributable to Smart and ₱182.6 million is attributable to Piltel. Under Philippine GAAP, the sales value of preloaded free air time upon initial purchase of the handsets and SIM cards are recorded as part of gross revenues. Costs related to free air time in relation to prepaid card sales are recorded as part of selling and promotional expenses. Under U.S. GAAP, the sales value of free air time are presented net of related costs are presented as reduction of gross prepaid card revenues

The effect of these factors was partially offset by the inclusion of Piltel's selling and promotions expenses of ₱1,790.1, as it continues to be a consolidated subsidiary under U.S. GAAP.

In 2000, selling and promotions expenses under U.S. GAAP of ₱2,446.1 million were ₱4,933.2 million, or 66.9%, lower than selling and promotions expenses under Philippine GAAP of ₱7,379.3 million due to the following:

- excess of handset costs over revenues from the sale of handsets;
- exclusion of Smart's selling and promotions expenses from January 1 to March 23, 2000; and
- cost of free air time values amounting to ₱705.6 million attributable to Smart for the period March 24, 2000 to December 31, 2001

In 1999, selling and promotions expense under U.S. GAAP was ₱436.3 million, which was ₱1,258.5 million, or 74.3%, lower than selling and promotion expense under Philippine GAAP of ₱1,694.8 million, primarily due to the difference in the accounting for PLDT's acquisition of Smart.

Amortization of Goodwill

Under U.S. GAAP, PLDT's acquisition of Smart in March 2000 was accounted for using the purchase method. As a result, amortization of goodwill amounting to ₱5,638.4 million and ₱4,228.8 million in 2001 and 2000, respectively, attributable to the acquisition resulted in a recognition of the excess of the total acquisition cost over the net assets acquired of ₱28,191.8 million, of which ₱5,900.0 million relates to the value of customers acquired. Accordingly, goodwill value of ₱22,291.9 million and the remaining intangible asset value relating to customer lists of ₱3,823.2 million, net of customer list value written off as discussed below, is being amortized over its useful life of five years, as estimated by management.

In addition, PLDT's amortization of goodwill relating to its various investee companies in the wireless business amounting to ₱142.1 million, ₱130.4 million and ₱12.1 million in 2001, 2000 and 1999, respectively, were classified as part of "operating expenses" under U.S. GAAP instead of being classified as "other expenses" under Philippine GAAP.

Write-off of Customer List

As PLDT's acquisition of Smart was accounted for using the purchase method under U.S. GAAP, PLDT recognized an intangible asset relating to Smart's customer list in the amount of ₱5,900.0 million. Of the ₱5,900.0 million, ₱2,076.8 million relating to customers under Smart's analog/ETACS service had been written off as at December 31, 2001. Conversely, goodwill amounting to ₱22,291.9 million, as described above, was allocated solely to Smart's GSM business. PLDT acquired Smart on the basis of the strength and future potential of the GSM business and not of the analog/ETACS service.

Other Operating Expenses

In 2001, higher compensation and benefits, maintenance, rent, provision for doubtful accounts and other operating costs under U.S. GAAP were attributable to the inclusion of Piltel's expenses because it continued to be accounted for on a consolidated basis under U.S. GAAP. Conversely, lower maintenance, selling and promotions, rent, provision for doubtful accounts and other operating costs in 2000 and 1999 under U.S. GAAP were attributable to the exclusion of Smart's expenses prior to PLDT's acquisition of Smart on March 24, 2000.

Information and Communications Technology

In 2001 and 2000, operating expenses under U.S. GAAP were ₱424.0 million, or 54.4%, and ₱25.5 million, or 8.2%, respectively, higher than operating expenses under Philippine GAAP due to the reversal of preoperating expenses, net of amortization during the year and amortization of goodwill relating to Infocom.

Other expenses — net

In 2001, other expenses-net under Philippine GAAP of ₱14,267.6 million were ₱2,370.5 million or 14.2% lower than other expenses-net under U.S. GAAP of ₱16,638.1 million due to the combined effects of:

- the inclusion of Piltel's other expenses of ₱14,655.1 million, as a consolidated subsidiary under U.S. GAAP;
- the reclassification of Piltel's asset impairment charge of ₱13,984.1 million as part of "operating expenses" under U.S. GAAP;
- the reversal of foreign exchange differences capitalized to property, plant and equipment amounting to ₱3,861.8 million;
- the reclassification of interest expense of ₱497.2 million related to Piltel's debt restructuring charged directly to operations under Philippine GAAP as deferred credits and other liabilities under U.S. GAAP;
- the reversal of ₱600.0 million representing provision for permanent decline in value of PLDT's investment in Piltel under Philippine GAAP as a result of its continued losses since PLDT's investment in Piltel has been reduced to zero. However, under U.S. GAAP, Piltel is accounted for on a line-by-line basis as a consolidated subsidiary and therefore requires that the provision of ₱600.0 million be reversed;
- reclassification of manpower reduction cost of ₱279.1 million, as discussed above under "— Fixed Line — Manpower Reduction Cost," as part of operating expenses under U.S. GAAP;
- adoption of SFAS No. 133 under U.S. GAAP requiring recognition of an additional charge of ₱97.8 million, representing the change in the fair value of the non-hedge derivative instruments in 2001; and
- other reclassifications aggregating ₱433.1 million.

In 2000, other expenses-net of ₱45,237.6 million under U.S. GAAP were ₱33,991.1 million, or 302.2%, higher than other expenses under Philippine GAAP of ₱11,246.5 million, due to the reversal of capitalized foreign exchange differentials of ₱34,718.2 million. The effect of these capitalized foreign exchange differentials was partially offset by the exclusion of Smart's other expenses prior to March 24, 2000 of ₱412.5 million and the reclassification of amortized goodwill of ₱314.6 million.

In 1999, other expenses of ₱12,415.0 million under U.S. GAAP were ₱2,722.2 million, or 28.1%, higher than other expenses under Philippine GAAP of ₱9,692.8 million, due to the reversal of capitalized foreign exchange differentials of ₱3,885.2 million. The effect of these capitalized foreign exchange differentials was partially offset by the exclusion of Smart's other expenses of ₱979.7 million and the reclassification of manpower reduction cost of ₱170.0 million.

Net Income

In view of the above-discussed reconciliation, under U.S. GAAP, we would have had net losses of ₱20,739.3 million and ₱28,984.0 million in 2001 and 2000, respectively, and net income of ₱932.5 million in 1999. Under Philippine GAAP, we had net income of ₱3,417.9 million, ₱1,108.4 million and ₱3,094.6 million in 2001, 2000 and 1999, respectively.

Liquidity and Capital Resources

The following table shows our consolidated cash flows, capitalization and other selected financial data under U.S. GAAP and Philippine GAAP, as of and for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001	
	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP	U.S. GAAP	Philippine GAAP
			(in millions)			
Cash Flows						
Net cash provided by operating activities	₱18,233.7	₱30,887.7	₱22,851.7	₱35,727.1	₱24,746.6	₱40,039.8
Cash used in investing activities	18,635.4	21,342.2	26,003.6	25,666.9	30,978.4	30,752.8
Net cash provided by (used in) financing activities	2,402.8	(7,946.1)	4,207.1	(10,433.3)	816.8	(14,862.5)
Cash and cash equivalents	7,862.0	9,290.2	9,674.3	9,674.3	4,283.2	4,122.7
Capitalization						
Notes payable	6,323.0	12,957.9	4,116.8	4,116.8	6,461.9	6,461.9
Current portion of long-term debt	21,631.1	9,444.1	40,537.2	12,856.8	20,228.3	19,285.7
Long-term debt — net of current portion	122,212.0	142,940.3	151,387.7	179,068.1	169,844.2	149,593.8
	150,166.1	165,342.3	196,041.7	196,041.7	196,534.4	175,341.4
Stockholders' equity	31,240.8	73,212.5	51,577.0	86,527.4	29,050.2	88,627.6
	181,406.9	238,554.8	247,618.7	282,569.1	225,584.6	263,969.0
Other Financial Data						
Total assets	207,325.8	279,062.8	292,103.2	326,152.5	289,778.3	307,622.3
Property, plant and equipment — net	156,997.6	225,811.2	197,907.1	272,397.7	206,674.8	256,477.0
Capital expenditures	17,048.1	22,062.3	27,109.0	27,109.0	30,290.8	30,554.4

Operating Activities

In 2001, on a consolidated basis, net cash flows from operating activities of ₱24,746.6 million under U.S. GAAP were ₱15,293.2 million, or 38.2%, lower than net cash flows from operating activities under Philippine GAAP of ₱40,039.8 million. In 2000, consolidated net cash flows from operating activities under U.S. GAAP of ₱26,003.6 million were ₱9,723.5 million, or 27.2%, lower than net cash flows from operating activities under Philippine GAAP of ₱35,727.1 million. In 1999, consolidated net cash flows from operating activities of ₱18,233.7 million under U.S. GAAP were ₱12,654.0 million, or 41.0%, lower than net cash flows from operating activities under Philippine GAAP of ₱30,887.7 million.

The lower net cash flows from operating activities under U.S. GAAP are primarily due to the classification of the following as part of operating activities:

- interest paid charged to operations amounting to ₱16,070.7 million, ₱14,640.4 million and ₱12,077.7 million in 2001, 2000 and 1999, respectively; and

- interest received of ₱1,031.2 million in 2001, ₱1,844.3 million in 2000, and ₱2,890.2 million in 1999.

Under Philippine GAAP, interest expense and interest income are added back to net income while interest paid and interest received are classified as part of financing and investing activities, respectively.

Investing Activities

In 2001, our consolidated cash used in investing activities under U.S. GAAP of ₱30,978.4 million was ₱225.6 million, or 0.7%, higher than our net cash outflows from investing activities under Philippine GAAP of ₱30,752.8 million. In 2000, our consolidated cash used in investing activities under U.S. GAAP of ₱26,003.6 million was ₱336.7 million, or 1.3%, higher than our net cash outflows from investing activities under Philippine GAAP of ₱25,666.9 million. In 1999, our consolidated net cash used in investing activities of ₱18,635.4 million under U.S. GAAP was ₱2,706.8 million, or 12.7%, lower than our consolidated cash flows used in investing activities under Philippine GAAP of ₱21,342.2 million.

The higher consolidated cash outflows from investing activities under U.S. GAAP are primarily due to the reclassification of interest recorded as part of investing activities under Philippine GAAP as an operating activity under U.S. GAAP. The effect of this reclassification is partially offset by the effect of Piltel's consolidation under U.S. GAAP in 2001. As of December 31, 2001, capital expenditure pertaining to Piltel amounted to ₱109.1 million.

The reclassification of interest received was ₱1,031.2 million, ₱1,844.3 million and ₱2,890.2 million in 2001, 2000 and 1999, respectively, and the effect of Piltel's consolidation in 2001 under U.S. GAAP amounted to a net cash inflow from investing activities of ₱88.0 million.

Financing Activities

In 2001, our consolidated net cash provided by financing activities under U.S. GAAP was ₱816.8 million, compared with net cash used of ₱14,862.5 million under Philippine GAAP. Net cash provided by financing activities in 2000 and 1999 under U.S. GAAP amounted to ₱4,207.1 million and ₱2,402.8 million, respectively, compared with net cash used in financing activities of ₱10,433.3 million in 2000 and ₱7,946.1 million in 1999 under Philippine GAAP.

The lower net cash flows provided by financing activities under U.S. GAAP are primarily due to the classification of interest paid as a component of financing activities under Philippine GAAP, whereas interest paid is treated as an operating activity under U.S. GAAP. The effect of this reclassification was partially offset by the negative cash outflow from the effect of the consolidation of Piltel.

The reclassification of interest paid was ₱16,070.7 million, ₱14,640.4 million and ₱12,077.7 million in 2001, 2000 and 1999, respectively, and the effect of the consolidation of Piltel in 2001 under U.S. GAAP amounted to a net cash outflow from financing activities of ₱391.0 million.

Consolidated Indebtedness

Our consolidated indebtedness at year-end 2001 under U.S. GAAP was ₱196,534.4 million, compared to ₱175,341.4 million under Philippine GAAP. The difference of ₱21,193.0 million, or 12.1%, was due to the inclusion of representing Piltel's total debt under U.S. GAAP.

The scheduled maturities of our outstanding indebtedness as of December 31, 2001 are as follows:

	Consolidated	
	U.S. GAAP	Philippine GAAP
	(in millions)	
Maturity		
2002	₱24,756.9	₱23,814.3
2003	35,347.3	35,347.3
2004	26,596.9	26,596.9
2005	22,451.2	22,451.2
2006 and onwards	82,882.1	62,631.7

Effect of Peso Depreciation

In 2001 and 2000, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate have exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation is a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2001 was 6.1%, compared to 4.4% in 2000.

Other Information

Piltel Debt Restructuring

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. For a more detailed discussion of the debt restructuring, see Note 7 to the accompanying financial statements.

As a result of the restructuring:

- all claims of participating creditors were settled.
- ₱20,500 million of Piltel's debt was released in consideration for Piltel convertible preferred shares which were mandatorily and immediately converted into PLDT convertible preferred shares.
- ₱20,500 million of Piltel's debt was restructured into loans having 10-year or 15-year terms.
- Piltel's participating creditors received approximately 11.6 million PLDT convertible preferred shares divided into three series which are denominated in pesos, U.S. dollars and Japanese yen depending on the currency of the restructured debt. These shares are convertible into an equal number of PLDT common shares and if not converted earlier will be mandatorily converted upon the seventh, for the series denominated in pesos and U.S. dollars, or eighth, for the series denominated in Japanese yen, anniversary of their issuance, or if PLDT becomes, or is about to become, insolvent.
- Piltel granted a first priority security interest in substantially all its real and personal property to the participating creditors.
- PLDT granted a put option requiring PLDT to purchase the PLDT common shares received in a mandatory conversion at a purchase price of ₱1,700, US$36.132 or ¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4,575.3 million, US$183.7 million and ¥15,644.2 million under the put option if all the convertible preferred shares were mandatorily converted and all the resulting PLDT common shares were put to PLDT. The aggregate value of the put option as of December 31, 2001 was ₱19,574.3 million.
- PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up for shortfalls in Piltel's operating cash flows. As of December 31, 2001, US$61.2 million remained available under the letter of support.
- PLDT received approximately 58.1 million Piltel convertible preferred shares, which are convertible into approximately 9,874.8 million Piltel common shares.

Piltel's agreements with participating creditors in the debt restructuring contain covenants requiring Piltel to comply with certain financial tests. These tests require Piltel to maintain the ratios specified below:

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.05 times all anticipated financial debt service costs for the following year; and

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.5 times the anticipated interest cost for the following year in the first two financial years after the completion of the debt restructuring.

These agreements also contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict Piltel's ability to take certain actions without the approval of participating creditors, including:

- incurring additional indebtedness;
- acquiring any interest in any business;
- paying dividends or other distributions;
- disposing of all or a substantial portion of its assets or assets essential to its business;
- creating security interests;
- maintaining deposits with entities other than participating creditors; and
- entering into transactions with related parties.

Under the debt restructuring plan, until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms. Under the terms of the debt restructuring plan, Piltel is not permitted to pay in any year an aggregate amount exceeding US$10.0 million to creditors in respect of unrestructured debt.

Unrestructured Piltel Debt

Piltel is currently not in compliance with the terms of debt that was not restructured in the debt restructuring plan, consisting of US$7.5 million principal amount (approximately US$9.9 million redemption price at the option of the holders) of convertible bonds, US$6.2 million of other U.S. dollar debt and ₱106.9 million of peso debt. Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness does not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

On January 17, 2002, Piltel defaulted on payment of the redemption price of unrestructured convertible bonds upon the exercise of the holders of their option to require the redemption of their convertible bonds on that date. Piltel received notice of acceleration from the trustee for the convertible bondholders in early February 2002. Piltel is currently in discussion with certain of the convertible bondholders and is seeking the restructuring of such debt on the terms and conditions of Piltel's debt restructuring plan, but there is no assurance that Piltel and bondholders will be able to reach an agreement to resolve the default and notice of acceleration.

In addition, Piltel is not in compliance with other terms of its unrestructured debt. On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.2 million indebtedness in the restructuring and expects to sign the restructuring documents in April 2002. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt on the terms on which that holder would participate in the restructuring.

If Piltel's unrestructured creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of the Piltel creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan which incorporates the financial terms of the debt restructuring plan would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, we cannot assure you that Piltel would prove to be financially viable afterwards.

If Piltel is unable to restructure all its debt on the terms and conditions of the debt restructuring plan or if an involuntary insolvency proceeding seeking rehabilitation or liquidation is commenced against Piltel, Piltel may be required to draw down some or all of the remaining amounts available under the PLDT letter of support more quickly and in larger amounts than anticipated by PLDT. Due to the possible impairment of PLDT's investment in Piltel in those circumstances, PLDT may also be required to write down its investment in Piltel (including any additional investment from further drawings under the letter of support) sooner than anticipated.

Investments in Piltel

PLDT initially invested in common shares of Piltel in 1975, which increased to a majority ownership in 1998 and reached 57.6% common share ownership in June 1998. In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel, consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the letter of support issued by PLDT for the benefit of Piltel and its creditors. The Piltel convertible preferred shares are convertible into ₱170 million Piltel common shares. On June 27, 2001, PLDT delivered ₱208 million Piltel common shares to certain financial advisors of Piltel to settle part of the fees incurred by Piltel in its debt restructuring. As a result, PLDT's ownership interest in Piltel's outstanding common stock decreased to approximately 45.3% and Piltel is no longer included in the consolidated balance sheet of PLDT as of December 31, 2001 under Philippine GAAP.

On August 8, 2001, the Board of Directors of Piltel approved an asset write-down of ₱13,984.1 million, which is reflected in Piltel's accounts as of December 31, 2001. This resulted from Piltel's decision to scale down its analog/CDMA network and the announcement by equipment vendors in recent months of support for GSM in the 850 Mhz frequency band, which Piltel believes will make it more likely that analog/CDMA service will be superseded by GSM service on that frequency band. PLDT's attributable share on the asset write-down amounting to ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect of the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and the transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

The carrying value of PLDT's investment in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in Piltel's losses following the significant losses suffered by Piltel since 1997. The carrying value of PLDT's investment in Piltel's preferred shares has been reduced to ₱948.0 million after taking into account PLDT's equity in net losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares and provisions for the estimated permanent decline in the value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

Related Party Transactions and Relationships

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties. The following is a discussion of the major agreements with or between members the PLDT Group and related parties.

Agreements with NTT Communications

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired all of the outstanding stock of Smart from First Pacific and its affiliates and NTTC-UK, in exchange for newly issued and fully paid common stock of PLDT. As part of the strategic alliance formed between PLDT and NTT Communications, NTT Communications made a further strategic investment in PLDT by subscribing for an additional ₱12.2 million newly issued shares of common stock of PLDT for a price of approximately ₱14,700.0 million effectively making NTT Communications the beneficial owner of 15% of PLDT's common stock. In addition, PLDT and NTT Communications agreed to establish a joint committee to explore the development and marketing of products and services between the parties, and PLDT granted to NTT Communications contractual veto rights over certain decisions and transactions. For more information, see "Risk Factors — Risks Relating to Us — A significant number of PLDT's shares are held by two separate stockholders, which may not act in the interests of other shareholders or stakeholders in PLDT";

- Simultaneously with the closing of the Stock Purchase and Strategic Investment Agreement, First Pacific, NTT Communications and NTTC-UK entered into a Shareholders Agreement. Under the Shareholders Agreement, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members of certain PLDT management and board committees, including the audit, executive compensation and finance committees described above under "Management." Under the Shareholders Agreement, each party agrees to vote its respective shares of common stock in favor of the nominees designated by the other parties;

- Registration Rights Agreement with NTT Communications and NTTC-UK, under which PLDT has granted to NTT Communications and NTTC-UK the right to have their interests in PLDT's common stock registered by PLDT on demand, as well as piggy-back registration rights; and

- Registration Rights Agreement with First Pacific and a number of its affiliates under which PLDT has granted to First Pacific and a number of its affiliates the right to have their interests in PLDT's common stock registered by PLDT on demand, as well as certain piggy-back registration rights.

We are also a party to the following agreements with NTT Communications and/or its affiliates, in respect of which ₱6.1 million and ₱2.1 million were payable as of December 31, 2001 and 2000, respectively:

- Arcstar Licensing Agreement and Arcstar Service Provider Agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines;

- Conventional International Telecommunications Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed to co-operative arrangements for conventional international telecommunications services to enhance their respective international businesses;

- Internet Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed on arrangements to coordinate their plans for the deployment and utilization of Internet protocol transport capacity and the development and promotion of Internet-related and other value-added services;

- Advisory Services Agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT;

- SNMI Stock Purchase Agreement under which PLDT acquired 40% of the issued and outstanding stock of Smart-NTT Multimedia for approximately ₱42 million;

- *Smart-NTT Multimedia Agency Agreement with NTT Communications under which* Smart-NTT Multimedia, then a 60% owned subsidiary of Smart, provides a full range of PLDT's telecommunications services, including leased lines, domestic frame relay, cellular service, and multimedia services;

- Chartered Arrangement Maintenance Contract with NTT World Engineering Marine Corporation under which, for a period of five years, NTT World Engineering Marine Corporation uses *CS PLDT* primarily to maintain the submarine cable comprising the submerged portion of our fiber optic network;

- Tradename and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines;

As stated above, First Pacific, through certain of its Philippine and other affiliates, and NTT Communications, through NTTC-UK, have beneficial interests in approximately 31.5% and 15.0%, respectively, of PLDT's issued shares of common stock. In addition:

- First Pacific and a number of its Philippine and other affiliates then owned a 56.4% direct and indirect economic interest in Smart and a 17.5% direct and indirect economic interest in PLDT's issued shares of common stock;

- Mr. Manuel V. Pangilinan, our president and chief executive officer and a member of our board, has shareholdings in First Pacific and Metro Pacific Corporation, which owned shares in Smart that were exchanged for PLDT common stock in the acquisition. He also held a significant number of shares of common stock in Smart which were exchanged for shares of common stock of PLDT in the acquisition. Mr. Pangilinan is the executive chairman of First Pacific and the chairman of the boards of both Metro Pacific Corporation and Smart;

- Mr. Napoleon L. Nazareno, a member of our board, is also a director of Smart and Metro Pacific Corporation and the president and chief executive officer of Smart. He owns shares in Metro Pacific Corporation. He also owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Mr. Albert F. del Rosario, a member of our board, is also a stockholder of Metro Pacific Corporation. He owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Atty. Ray C. Espinosa, a member of our board, was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan, until June 30, 2000. SyCip was the Philippine legal advisor to PLDT with respect to the Stock Purchase and Strategic Investment Agreement and the various agreements contemplated by that agreement. SyCip also acted as Philippine legal advisor to First Pacific and its affiliates in the acquisition of a significant interest in PLDT by way of purchase of interests in Philippine Telecommunications Investment Corporation and acquisition of some of the outstanding shares of PLDT through market purchases;

- Ms. Ma. Lourdes C. Rausa-Chan, our senior vice president and general counsel and corporate secretary, is a stockholder of Metro Pacific Corporation and, at the time of signing of the Stock Purchase and Strategic Investment Agreement, was a director of Smart. She owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Mr. Jun R. Florencio, our first vice president, owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition; and

- Mr. Christopher H. Young, our chief financial advisor, is also a director of Metro Pacific Corporation. He owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition.

Business Transfer Agreement between PLDT and Smart

Under a local exchange carrier Business Transfer Agreement that was signed on May 15, 2000, Smart transferred its local exchange carrier business to PLDT on August 31, 2000 in exchange for an amount equal to the net book value of the transferred assets. PLDT also assumed specified liabilities and obligations relating to the operation of the local exchange carrier business, including in connection with permits and licenses, provisional authorities and certain lease and supply contracts.

PLDT Letter of Support in Favor of Piltel

In connection with Piltel's debt restructuring, on June 4, 2001, PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up shortfalls in Piltel's operating cash flows. As of December 31, 2001, US$61.2 million remained available under the letter of support.

Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement in 2002 for the co-location, or sharing, of cellular sites selected by agreement of the parties, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase;

- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

- A facilities management agreement in November 2000 under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of ₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's [prepaid] cellular telecommunications network in the Executive Order 109 areas in Mindanao, including Piltel's business and central offices, base stations and public calling offices in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

- A customer service management agreement on September 15, 2000 under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

- An administrative support and management services agreement in September 2000 under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

- A facilities service agreement in March 2000 under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses.

As of December 31, 2001, Piltel owed Smart ₱1,557.9 million accrued under these agreements.

Facilities Management Agreement between Piltel and PLDT

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services, including Executive Order 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate and Boac and Executive Order 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be charged to Piltel at cost, including value added tax. As of December 31, 2001, Piltel owed PLDT ₱523.2 million accrued under this agreement.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement under which Subic Telecom undertook the management, operation and maintenance of the regional telephone network, customer operations, network operations and pay phones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel is required to pay a monthly variable cost per account in the amount of ₱44 for repairs and maintenance. All third party invoices are required to be charged on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000. The amount payable under this agreement in 2001 was ₱24.2 million.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of air time annually over 10 years, commencing on the commercial operations date, which has been set as January 1, 2002. In the event PT Asia Cellular Satellite's billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten year term of the agreement.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite and

- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of 10 years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered 14 C-band transponders; however, on December 18, 2000, PLDT terminated the Transponder Lease Agreement with respect to four transponders whose service was interrupted and not restored resulting in PLDT's inability to access and use the transponders. The annual basic rent for the transponders for the current year is US$18.0 million.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement and

- grant of a continuing security interest of first priority in all Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱926.9 million in 2001, ₱1,054.7 million in 2000 and ₱980.7 million in 1999.

Facilities Management Agreement and Service Agreement between Smart and ACeS Philippines

Smart and ACeS Philippines are parties to a facilities management agreement, dated February 16, 2001, pursuant to which Smart manages, maintains and operates the ACeS Global Mobile Personal Communications by Satellite, in exchange for fixed and variable monthly fees.

Under the service agreement, Smart provides administrative support and services in some aspects of ACeS Philippines' business operations, such as payroll administration and training, finance, audit, legal and marketing services. Smart is required to remit to ACeS Philippines a facility usage fee equal to a portion of the revenue, and ACeS Philippines is required to pay Smart's charges for the payphone related services.

Total fees payable to Smart under these agreements in 2001 were ₱18.0 million.

Other Transactions

PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel are parties to various interconnection agreements with each other. The terms of these agreements are similar to the terms of other interconnection agreements with telecommunications providers that are not affiliated with PLDT.

On May 11, 2000, PLDT acquired from Piltel 600,000 shares of common stock of Mabuhay Satellite for ₱60 million. On the same date, Piltel assigned to PLDT Piltel's right to subscribe for 617,028 shares of common stock of Mabuhay Satellite for which Piltel had paid ₱54 million. In exchange, PLDT paid ₱54 million to Piltel and assumed the obligation to pay Mabuhay Satellite the unpaid balance of the subscription price amounting to ₱7.7 million.

On August 14, 2000, PLDT acquired from Smart 632,076 shares of common stock of Smart-NTT Multimedia for a total consideration of ₱63.2 million.

On October 28, 1999, PLDT acquired from Piltel 60,000,000 shares of common stock of Telesat for a total consideration of ₱53.4 million.

There have been no loans between PLDT and any related party during the period beginning January 1, 1998 through the date of this report.

The above related party transactions are discussed further in Note 13 to the accompanying financial statements.

THE PHILIPPINE TELECOMMUNICATIONS INDUSTRY

Overview

Historically, PLDT has been the predominant fixed line operator in the Philippines. Since 1993, the Philippine government has sought to liberalize the country's telecommunications industry by opening the industry to new operators, privatizing government-owned entities and requiring public ownership of new telecommunications companies. The enactment of Republic Act No. 7925, which is referred to as the Public Telecommunications Policy Act of the Philippines, in March 1995 reaffirmed, among other things, the government's liberalization policy. This liberalization has led to a number of new entrants offering products competing with, or complementary to, those offered by us.

Including us, there are currently ten major fixed line operators, eleven international gateway facility operators and seven cellular service providers in the Philippines, two of which have not yet commenced operations. Many of the new entrants have elected to enter into strategic alliances with foreign telecommunications companies for technological and funding support as well as service innovations and marketing strategies. For example, Globe/Islacom and Digitel have alliances with Singapore Telecom/Deutsche Telekom and Telia, respectively.

The following table sets out the main participants in the Philippine telecommunications industry and the sectors in which they operate:

Operator	Fixed Line	International Gateway Facility	Cellular
PLDT	X	X	
Smart(1)		X	X
Piltel	X		X
BayanTel(2)	X	X	X
Bell Telecommunications Philippines, Inc.(3)	X	X	
Digitel(4)	X	X	X
Eastern Telecommunications Philippines, Inc	X	X	
Express Telecommunications Co.(5)			X
Globe(6)	X	X	X
Islacom(6)	X	X	X
Philippine Global Communications Inc	X	X	
Philippine Communications Satellite Corp		X	
Philippine Telegraph and Telephone Company	X	X	

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(1) Smart transferred its fixed line operations to PLDT on August 31, 2000.

(2) BayanTel was prevented from launching its cellular operations by an order issued by the Court of Appeals on September 13, 2000. BayanTel's license was reinstated by the Supreme Court on January 15, 2002.

(3) Bell Telecommunications was granted a fixed line and international gateway facility license in early 1998 and is required to roll-out 300,000 fixed lines under Executive Order No. 109, discussed below under "— Regulation and Licensing — Executive Order No. 109 — Local Exchange Service Roll-Out Requirements." To date, Bell Telecommunications has not commenced its local exchange roll-out program or its local exchange or international gateway facility operations.

(4) Digitel has been granted a license to operate cellular service, but has not commenced cellular operations.

(5) Express Telecommunications does not have a local exchange roll-out commitment because its franchise prohibits local exchange roll-out. Its cellular service license was awarded prior to the issuance of Executive

Order 109, which is discussed below under "— Regulation and Licensing — Executive Order No. 109 — Local Exchange Service Roll-Out Requirements."

(6) Globe acquired 100% of Islacom on June 27, 2001.

Fixed Line

Fixed lines have grown significantly in recent years, with subscribed fixed lines increasing from 1.4 million lines as of December 31, 1995, to approximately 3.2 million lines as of December 31, 2001. This growth is attributable to the liberalization of the telecommunications industry, which has led to an increase in fixed line operators, and concerted nationwide build-out of fixed lines in accordance with Philippine law furthering the government's objective of improving the provision of fixed line services throughout the country. Fixed line service in the Philippines, however, still remains characterized by relatively low penetration rates. The following table sets out subscribed fixed lines and the fixed line penetration rate in the Philippines since 1995:

As of December 31,	Subscribed Fixed Lines	Penetration Rate (%)
1995(1)	1,409,639	2.05
1996(1)	1,787,700	2.56
1997(1)	2,078,000	2.90
1998(2)	2,491,605	3.41
1999(2)	2,892,435	3.87
2000(2)	3,095,413	4.11
2001(3)	3,200,000	4.16(4)

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(1) *Source: International Telecommunications Union; National Statistics Coordination Board, 2000 Philippine Statistical Yearbook; PLDT data.*

(2) *Source: NTC; National Statistics Coordination Board, 2000 Philippine Statistical Yearbook; Globe and Islacom releases; PLDT data.*

(3) *Source: Globe, Digitel and BayanTel releases; PLDT estimates.*

(4) Based on an estimated population in the Philippines of 76.8 million extrapolated from year 2000 census data.

This places the Philippines among the lowest in terms of teledensity in Asia as of 2001, as shown below:

	Penetration Rate (%)
Hong Kong SAR(1)	57.8
Japan(1)	58.5
Singapore(1)	48.4
South Korea(1)	48.4
Malaysia(1)	19.9
China(1)	11.4
Thailand(1)	8.6
Philippines(2)	4.2
India(1)	3.2
Indonesia(1)	3.2

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(1) *Source: Telegraphy, Inc., Telegraphy 2002.*

(2) *Source: Globe, Digitel and BayanTel releases; PLDT estimates.*

Although penetration rates remain low, growth of the fixed line market has slowed considerably in the last three years. This is attributable to the following:

- the substitution of cellular services for fixed line services; and
- the general slowdown in the economy.

We compete in the fixed line market in the Philippines primarily against one or two new entrants in each geographical market. For example, in the provinces of Pampanga and Bulacan, our primary competitor is Digitel, while in Quezon City, our primary competitor is BayanTel. Small provincial telephone companies are unlikely to become a major competitive force because they generally have limited access to technology and funding.

Historically, the Philippines has had a high level of international long distance calls. The high demand for international long distance services is in part due to the large number of overseas Filipinos who generate substantial incoming international traffic. For instance, because of the large Filipino population living in the United States, the United States accounts for the largest volume of incoming international call traffic to the Philippines.

In December 1996, the U.S. FCC proposed a global reduction of international settlement rates. Under a proposal agreed with Philippine telecommunications operators, the rates charged by carriers in destination countries to carriers in originating countries for international long distance calls were to be gradually reduced to US$0.38 per minute in 2001. We adopted this target rate on January 1, 2000, one year ahead of the date required by the U.S. FCC.

Cellular Service

Since 1995, the total cellular market in the Philippines in terms of total subscribers has grown from approximately 493,862 to approximately 11.10 million as of December 31, 2001, representing an annual compounded growth rate of 68%. The cellular market experienced particularly significant growth in 2000 and 2001. During the last two years, the number of cellular subscribers grew at a compounded annual growth rate of 97%, from 2.85 million to 11.10 million, and for the first time, the number of cellular subscribers exceeded the number of fixed line subscribers. The following table sets out the subscriber growth in the Philippine cellular market since 1995:

As of December 31,	Cellular Subscribers	Penetration Rate (%)
1995(1)	493,862	0.72
1996(2)	959,024	1.37
1997(2)	1,343,620	1.88
1998(2)	1,733,652	2.37
1999(2)	2,849,880	3.81
2000(2)	6,454,359	8.57
2001(3)	11,098,705	14.50(4)

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(1) *Source: NTC 1995 Annual Report; National Statistics Coordination Board, 2000 Philippine Statistical Yearbook.*

(2) *Source: NTC; National Statistics Coordination Board, 2000 Philippine Statistical Yearbook.*

(3) *Source: Globe releases; 2000 annual report of Millicom International Cellular, S.A. (in respect of Express Telecommunications); PLDT data.*

(4) Based upon an estimated population in the Philippines of 76.8 million extrapolated from year 2000 census data.

Cellular telephone systems use either analog or digital technology. While analog signals transmit voices as one continuously varying electrical signal, digital signals consist of a system of discrete pulses that replicate in numeric form the information contained in the radio wave signal. Digital technology results in increased transmission speed and improved transmission quality compared to analog technology. This allows digital cellular service providers to offer a wider array of new data services, such as cellular data transmission and automatic caller identification. Users of digital cellular equipment also benefit from enhanced call security and longer battery life. Because of these benefits, significant numbers of analog subscribers in the Philippines have migrated to digital services.

The following table sets out the technology deployed, the date of commercial launch and the reported number of subscribers as of December 31, 2001 for each cellular operator:

	Year of Commercial Launch	Cellular Network	Cellular Technology	Subscribers
Smart	1994	Analog/Digital	ETACS/GSM	4,893,844
Piltel	1991	Analog/Digital	AMPS(2)/CDMA/ GSM Reseller	1,475,006
Islacom(1)	1993	Digital	GSM	121,654
Globe(1)	1994	Digital	GSM	4,466,476
Express Telecommunications	1991	Analog	AMPS(2)	141,725(3)

Source: Globe Philippine Securities and Exchange Commission Form 17-Q; 2000 annual report of Millicom International Cellular, S.A. (in respect of Express Telecommunications).

(1) Globe acquired 100% of Islacom on June 27, 2001.

(2) Advanced mobile phone system.

(3) Subscribers as of December 31, 2000.

Cellular subscriber growth in the Philippines has been driven in part by the introduction of SMS. SMS text messaging service offered on GSM networks is extremely popular in the Philippines, particularly on the prepaid platform, because it provides a convenient and cost-efficient alternative to voice and e-mail based communications. SMS also utilizes less network capacity than voice, thereby increasing network efficiency.

SMS usage in the Philippines is significantly higher than in most other countries, largely due to SMS's low cost to subscribers. Among other things, subscribers are able to use SMS as an inexpensive alternative to national long distance telephone calls. Usage of SMS is increasing in the Philippines, and we believe that this widespread usage of SMS will be sustained in the foreseeable future.

Prepaid phone cards and availability of affordable GSM handsets have brought cellular service within the reach of lower income groups. Prepaid service also has a positive business impact on cellular operators, because it reduces credit risk and billing and administrative costs.

Operators in the Philippines are not currently implementing any 3G cellular technology plans because the Philippine government has not announced plans to make 3G spectrum available to operators. For a more detailed discussion of 3G, see "— Regulation and Licensing — 3G Radio Frequency Allocation."

Consolidation

Because of the significant capital expenditures that cellular operators are required to make, the extent of competition and the potential cost savings associated with economies of scale, industry participants have recently faced pressure to consolidate their operations. In March 2000, we acquired Smart, which is today the largest cellular operator in the Philippines, as measured by number of subscribers. On June 27, 2001, Globe, the second largest cellular operator in the Philippines, acquired Islacom.

New Entrants

On May 3, 2000, the NTC granted a license to BayanTel to offer digital cellular telecommunications service using 10 megahertz of frequency on the 1800 megahertz frequency band. Following court proceedings brought by Express Telecommunications challenging the grant of this license to BayanTel, the license was suspended on September 13, 2000 by the Court of Appeals and was ordered reinstated by the Supreme Court on January 15, 2002.

In 2000, the NTC granted a license to Digitel pursuant to which Digitel may offer digital cellular telecommunications service using 10 megahertz on the 1800 megahertz frequency band. Digitel has announced that it plans to launch its cellular service in 2002.

Business and Data Communications Services

As the Philippine economy and business environment continues to modernize and expand, businesses are increasingly utilizing the Internet for their business operations, including sales and marketing, supply chain management, inter-company communications, database management and data storage. In addition, as data and other communications requirements grow and become more complex, business operations are becoming increasingly dependent on communications infrastructure. This demand for data and communications services has resulted in a number of new businesses that focus on the provision and management of data. These businesses include:

- ISPs;
- VSAT providers that provide ground stations to contact communications satellites;
- data hosting services that enable users' computers to connect to a central computer to access data;
- Internet gateway services that connect ISPs to the global Internet to exchange local traffic from within the country;
- frame relay services that transmit data in segments to enable high-speed transmission; and
- other "bundled" services.

We expect the growth in business and data communications services to continue as the Internet becomes more reliable, fixed line penetration rates increase, and developments in infrastructure lower the cost of transmitting data.

Regulation and Licensing

Telecommunications services in the Philippines are provided as a public service and are governed by specific regulations and laws. The principal laws governing the telecommunications industry are the 1936 Commonwealth Act No. 146, as amended, referred to as the Public Service Act, and the Public Telecommunications Policy Act. The Public Service Act seeks to protect the public against unreasonable charges and poor, inefficient service by public utilities and seeks to prevent ruinous competition. The Public Telecommunications Policy Act sets forth the current telecommunications policy objectives of the Philippine government. It also seeks to develop and maintain a viable, efficient, reliable and universal telecommunications infrastructure which ensures that telecommunications services are available in unserved or under-served areas, and sets out the functions, powers and responsibilities of the NTC.

The government agency charged with the administration of laws governing the telecommunications industry is the NTC. The NTC is a collegial body composed of a commissioner and two deputy commissioners who are appointed by the Philippine President. It is an agency attached to the Department of Transportation and Communications and as such is subject to its supervision. In the exercise of its quasi-judicial function, however, the decisions of the NTC cannot be reviewed by the Department of Transportation and Communications and may only be appealed to the Court of Appeals or, ultimately, the Supreme Court.

Among the specific functions of the NTC is the granting of permits for the use of radio frequencies for cellular telephone and telegraph systems and radio communications systems, as well as the sub-allocation of frequencies of bands allocated by the International Telecommunications Union to the specific services. The NTC is required to exercise these functions consistent with the national policy that radio frequency spectrum is a scarce public resource that must be administered in the public interest and in accordance with international agreements and conventions to which the Philippines is a party. It is the policy of the government to allocate frequencies to service providers that will use them efficiently and effectively to meet public demand for telecommunications service and that seek out and utilize new and cost-effective technologies.

Franchises and Certificates of Public Convenience and Necessity

All telecommunications service providers are required to obtain a franchise from the Philippine Congress. Under the Philippine Constitution of 1987, only citizens of the Philippines or corporations or associations organized under the laws of the Philippines at least sixty percent of whose capital is owned by such citizens may be granted a franchise to operate a public utility, which includes telecommunications service providers. The Constitution provides that no franchise to operate a public utility may be exclusive in character or have a term longer than 50 years. The Constitution also requires that any franchise must be granted subject to amendment, alteration or repeal by the Philippine Congress when required to serve the common good. Under the Public Telecommunications Policy Act, legislative franchises are also subject to an equality clause by which any advantage, favor, privilege, exemption or immunity granted under franchises issued on or after the date of enactment of the Public Telecommunications Policy Act automatically becomes part of all previously granted franchises. The equality clause, however, does not apply to the territory covered by the franchise, the life span of the franchise or the type of service authorized by the franchise.

In addition to a legislative franchise, those seeking to operate a telecommunications service are required by law to obtain a Certificate of Public Convenience and Necessity, or CPCN, from the NTC. This certificate is a grant of final authority to own, operate and maintain a public telecommunications facility or service. Its term cannot be shorter than five years nor longer than the life of the legislative franchise. The grant of a CPCN involves a quasi-judicial proceeding in which the public in general, and the parties affected by the application as determined by the NTC in particular, are given the opportunity to contest the legal, financial and technical qualifications or capability of the applicant and oppose the operation of the proposed public service on the grounds that it will not promote public interest in a proper and suitable manner.

Pending the grant of a CPCN, an applicant may request in its application or petition, the issuance of a provisional authority, or file a motion, in the same proceedings for the CPCN, for the grant of a provisional authority to operate a telecommunications service. The provisional authority may be granted if the NTC is satisfied, based on the application for the CPCN and the attached supporting documents, that the applicant is *prima facie* entitled to a CPCN. The grant of a provisional authority, however, is without prejudice to the final decision of the NTC on the application for a CPCN. A provisional authority is usually granted for a period of 18 months. If a CPCN is not issued prior to the expiration of the provisional authority, the applicant may request the renewal or extension of the provisional authority by filing a motion in the same proceedings for its CPCN application. As a matter of practice, the NTC grants requests for renewal or extension of a provisional authority once it is satisfied that the applicant has substantially complied with the conditions of the provisional authority and appears to be capable of fulfilling its commitments.

The NTC has the power to revoke a CPCN or a provisional authority whenever the facts on the strength of which the CPCN or provisional authority was issued have been misrepresented or have materially changed, or whenever the holder has violated or refused to comply with any order, rule or regulation of the NTC or any provision of the Public Services Act or the Public Telecommunications Policy Act. The CPCN or provisional authority may also be revoked on the grounds of unjustified failure to comply with required conditions. A complaint for revocation of a CPCN or provisional authority may be filed by an appropriate unit of the NTC or any public utility user, private individual or competing operator. A CPCN or provisional authority may be revoked only after proper notice and hearing. However, the NTC may, for a good cause, suspend any certificate or provisional authority for a period not to exceed 30 days, to avoid serious and irreparable damage or inconvenience to public or private interests.

Compulsory Interconnection and Cross-Subsidization

The Public Telecommunications Policy Act requires carriers to interconnect their networks with other networks with the objective of creating a seamless nationwide network. The Philippine government first adopted compulsory interconnection with the issuance of Executive Order No. 59 on February 24, 1993 by then President Fidel V. Ramos. Pursuant to this legislation, the NTC issued Memorandum Circular No. 14-7-2000, dated July 14, 2000, implementing the rules and regulations for the interconnection of networks of authorized public telecommunications entities. This memorandum circular provides a general framework for interconnection of public telecommunications networks and public telecommunications services, regardless of the supporting technologies employed.

Interconnection costs and access charges are determined through bilateral negotiation among telecommunications carriers. The NTC may on its own initiative intervene in any of these negotiations and mediate between the parties at any time. Additionally, if the parties do not come to an agreement after 90 days from commencement of negotiation, the NTC may, upon application of one of the parties, commence mediation proceedings. If the parties fail to come to an agreement in the course of mediation, the NTC is authorized to intervene and impose interconnection terms and conditions. The NTC has promoted a policy allowing international and domestic toll and cellular interconnect services to subsidize local exchange operators to allow them to earn a rate of return comparable with other segments of the telecommunications industry. This reflects the policy under the Public Telecommunications Policy Act of providing cross-subsidies to local exchange operators when they interconnect with local exchanges of other carriers. This cross-subsidy is required to be imputed in the interconnection fee negotiated by the operators and the carriers and is payable under the interconnection arrangement. Carriers that are required to operate local exchanges as a result of being previously granted licenses to provide international and/or cellular services are also required to cross-subsidize the operations of other local exchange operators that are linked with them.

Executive Order No. 109 — Local Exchange Service Roll-out Requirements

On July 12, 1993, then President Fidel V. Ramos issued Executive Order No. 109 to implement the Philippine government's objective of improving the provision of local exchange carrier services. The NTC, as a result, issued regulations to implement Executive Order No. 109. These regulations required all authorized operators of international gateway facilities to install at least 300,000 local exchange lines within three years from the date of the grant of a provisional authority for local exchange carrier service. In providing local exchange carrier services, operators of international gateway facilities are required to maintain a ratio of at least one rural exchange line for every 10 urban exchange lines installed. These regulations also required all authorized cellular operators to install at least 400,000 local exchange lines within five years from the date when the regulations took effect. Operators that provide both international gateway facility and cellular services are required to install a minimum of 700,000 lines. In implementing Executive Order No. 109, the NTC divided the country into 11 service areas. The NTC assigned to each international gateway facility and cellular operator a designated area in which the operator is required to provide local exchange services. Failure to meet the minimum lines obligation may be grounds for cancellation of an operator's CPCN or provisional authority after due notice and hearing. Since 1997, the NTC has permitted additional telecommunications companies to provide local exchange lines in the designated service areas.

The Executive Order No. 109 local exchange service roll-out requirements were adopted by the Philippine Congress in the Public Telecommunications Policy Act. The Public Telecommunications Policy Act, however, changed the period of time within which cellular operators are required to comply with their roll-out requirements, from five years from the date of issuance of the implementing regulations to three years from the date of issuance of the provisional authority to operate a local exchange service.

The following table sets out the operator, service area, local exchange installation requirements and reported total number of installed lines for the 10 local exchange operators subject to local exchange installation requirements by the NTC under Executive Order No. 109, as of December 31, 2000:

Operator	Assigned Service Area	Installed Line Requirements	Reported Total Number of Installed Lines
Smart(1)	Region I: Northern Luzon Region III: Central Luzon NCR-D: Southern Metro Manila	700,000	866,954
Piltel	Region IX-A & IX-B: Western Mindanao Region X: Northern Mindanao Region XI-A: Southern Mindanao	400,000	463,541
Globe	Region IV-B: Southern Tagalog Region XII: Central Mindanao NCR-C: Eastern Metro Manila	700,000	790,291
Islacom	Region VI: Western Visayas Region VII-A and VII-B: Central Visayas Region VIII: Eastern Visayas	700,000	488,531
Digitel	Regions I to V: Northern Luzon, Cagayan Valley, Central Luzon, Southern Tagalog, Bicol NCR-B: Northern Metro Manila	300,000	611,166
BayanTel	Region V: Bicol Region VI: Western Visayas Region VII-B: Central Visayas Region VIII: Eastern Visayas Region IX-A: Western Mindanao Region X: Northern Mindanao Region XI: Southern Mindanao NCR-A: Western Metro Manila NCR-B: Northern Metro Manila	300,000	466,493
Philippine Telegraph/Capitol Wireless Inc	Region IV-A: Southern Tagalog	300,000	190,456
Eastern Telecommunications	Region II: Cagayan Valley NCR-A: Western Metro Manila	300,000	69,085
Philcom	Region IX-B: Western Mindanao Region X: Northern Mindanao Region XI-A and XI-B: Southern Mindanao	300,000	64,260

Source: NTC.

(1) Smart transferred its fixed line operations to PLDT on August 31, 2000.

3G Radio Frequency Allocation

On October 31, 2000, then-President Joseph Estrada signed Executive Order No. 307. Executive Order No. 307 provides that 3G radio frequency spectrum and other parts of the radio frequency spectrum not yet allocated be allocated by auction, subject to the terms and conditions as approved by a three-member joint committee. No date for the auction has yet been fixed, and this initiative is currently under review by the relevant regulatory authorities.

Public Ownership

In order to diversify the ownership base of public utilities, the Public Telecommunications Policy Act requires a telecommunications entity with regulated types of services to make a public offering through the stock exchanges of at least 30% of its aggregate common stock by the later of the following:

- the fifth anniversary of the date the law became effective; and

- the fifth anniversary of the date of the entity's commencement of commercial operations.

PLDT and Piltel have complied with this requirement. Smart believes that it has ten years from the commencement of its operations, or until August 2004, to conduct a public offering because the Philippine government has granted franchises to other telecommunications companies requiring a public offering within 10 years from the later of their commencement of operations or the date on which the franchise was granted. Because the Public Telecommunications Policy Act provides that any advantage granted under existing franchises automatically becomes part of previously granted telecommunications franchises, Smart believes that it is also entitled to this 10 year period.

Tariffs

The Public Service Act and the Public Telecommunications Policy Act give the NTC the authority to regulate telecommunications tariffs and approve all rates charged by operators of telecommunications services, other than paging, public repeater network services and value-added services. The NTC is authorized to establish rates for telecommunications services that are "fair, just and reasonable." In making its determination, the NTC is required to consider socio-economic factors and financial, technical and commercial criteria, including the cost of property and equipment, depreciation, working capital and the operator's rate of return on its investment. Telecommunications companies are free to set rates, within a range established by the NTC, for services in which the NTC deems there to be sufficient competition, such as international long distance and cellular communications. Pursuant to NTC circulars, the rates for special features on telephone networks, cellular mobile telephone service and national and international leased line services have been deregulated.

The NTC may approve an application to increase tariffs after due notice and a hearing upon the petition of an operator. The NTC may, however, grant provisional authority to increase rates upon filing and compliance with requirements of publication and notice to affected parties, provided all documents required to justify the increase are submitted and a formal hearing is held within 30 days from the grant of the provisional authority. An operator may apply to the NTC to have rates reduced through an administrative process involving the submission of only supporting documentation without the necessity of a hearing.

The NTC also permits some operators to use a currency exchange rate mechanism, which allows, but does not oblige, operators to increase and requires operators to decrease, monthly charges depending on the peso-to-U.S. dollar exchange rate. Under the currency exchange rate adjustment mechanism, a telecommunications operator, which at the time of application to the NTC had U.S. dollar or other foreign currency denominated debt, is allowed to adjust telephone tariffs to reflect peso-U.S. dollar exchange rate fluctuations. Following a grant of authorization by the NTC to an operator, currency exchange rate tariff adjustments are not required to be approved by the NTC. The permitted rate adjustment may be different for every operator.

The Philippine Congress is currently considering five bills, each of which, if passed by Congress and enacted into law, would impose a 7% or 10% tax on the gross receipts of cellular operators. The proposed taxes would apply to both cellular call and cellular data revenue and prohibit cellular operators from imposing additional charges or fees to compensate for the imposition of the proposed taxes.

Acts Requiring NTC Approval

Under the Public Service Act, some acts of telecommunications entities require the NTC's approval. These include:

- increases in capital stock;

- the sale, transfer, alienation, mortgage, encumbrance or lease of all or substantially all of their assets or of authorizations to operate telecommunications service; and

- issuances of bonds or evidences of indebtedness payable more than one year following their dates of issuance.

The NTC's approval is required to be obtained in a quasi-judicial proceeding. Its decision may be appealed to the Court of Appeals and, in certain cases, the Supreme Court. However, under the Public Telecommunications Policy Act, the NTC's approval is no longer required for expanding and upgrading of facilities in the same areas where previous NTC-approved facilities have been installed, or financing these facilities, including through increases in capital stock. This type of facilities expansion and upgrading only requires prior written notice to the NTC.

NTC Fees

The NTC charges telecommunications operators four primary types of fees: permit fees, license fees, spectrum user fees and annual supervision fees. The permit fee consists of a one-time fee charged upon the NTC's grant of an authority for the service. License fees consist of annual fees that must be paid by entities operating radio stations for which licenses have been granted by the NTC. Spectrum fees are paid on an annual basis by operators who use frequency, such as cellular and cellular local loop operators and inter-exchange operators that use microwave transmission links. The amount of the spectrum fee is based on a formula which incorporates the amount of frequency utilized. The annual supervision fee is charged by the NTC to cover the cost of regulation.

Limitation on Foreign Investment

The Philippine Constitution prohibits non-Philippine persons from owning more than 40% of the capital of any public utility, which includes telecommunications service providers such as PLDT. It also provides that representation of non-Philippine citizens on the board of directors of any public utility is limited to their proportionate share of the utility's capital stock. We believe that for purposes of these limitations, capital stock includes both common stock and preferred stock. As of December 31, 2001, non-Philippine persons owned approximately 12.3% of the total outstanding common and preferred stock of PLDT. In addition, non-Philippine persons are not permitted to participate in the management of or to assume regular employment with a public utility, subject to certain exceptions.

Proposed Billing Requirements for Cellular Operators

Pursuant to NTC Memorandum Circular No. 13-6-2000 issued on June 16, 2000, the NTC proposed requiring cellular phone operators, among other things:

- to provide subscribers with their bills within a specified period or risk forfeiture;
- to extend the expiry date of prepaid cards from the usual two months to two years;
- to provide prepaid subscriber balance updates every time they make phone calls;
- to bill on a per pulse basis using units of six seconds instead of the previous per minute basis; and
- not to bill calls directed to recorded voice messages.

Upon motions filed by Piltel and Islacom, and subsequently by Smart and Globe, on October 27, 2000, the Regional Trial Court of Quezon City issued an order restraining implementation of this circular for 20 days. On December 15, 2000, the Regional Trial Court issued a preliminary injunction restraining implementation of the circular pending determination of the case brought before it. On April 16, 2001, the NTC filed a petition with the Court of Appeals praying that the Regional Trial Court be restrained from implementing the preliminary injunction previously issued and that the case filed with the Regional Trial Court be dismissed. On October 9, 2001, the Court of Appeals, among other things, annulled and set aside the preliminary injunction issued by the Regional Trial Court and dismissed the case filed by Piltel, Islacom, Smart and Globe with the Regional Trial Court. On January 10, 2002, the Court of Appeals denied the cellular operators' Joint Motions for Reconsideration in respect of this ruling. On February 22, 2002, Smart and Piltel filed a Petition for Review by Certiorari with the Supreme Court to annul and reverse the decision of the Court of Appeals. Pending the decision of the Supreme Court on the matter, the NTC cannot implement the billing requirements proposed in the memorandum circular. If the case is eventually decided against the cellular operators and the memorandum circular is implemented, we expect that it will have a material adverse effect on Smart's and Piltel's revenues, and therefore on our own consolidated revenues. For further information, see "Risk Factors — Risks Relating to Us — The NTC may implement proposed changes in billing requirements for cellular operators, which may have negative implications for our revenue and profitability."

BUSINESS

Overview

We are the leading national telecommunications service provider in the Philippines. Through our three principal business groups — fixed line, wireless, and information and communications technology — we offer a wide range of telecommunications services to approximately 8.5 million subscribers in the Philippines across the nation's most extensive fiber optic backbone and fixed line, cellular and satellite networks.

We are the leading fixed line provider in the Philippines with approximately 68% of the total reported fixed lines in service nationwide as of December 31, 2001. Smart is the leading cellular service provider in the country, with approximately 44% of total reported cellular subscribers as of December 31, 2001. Piltel, our 45.3%-owned affiliate, had approximately 13% of total reported cellular subscribers as of December 31, 2001. We have interests in the information and communications technology sectors, including Infocom, one of the leading ISPs in the Philippines.

We were incorporated on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, General Telephone and Electronics Corporation, our major stockholder since our incorporation, sold its effective control to a consortium of Filipino businessmen. In 1975, we acquired our initial interest in Piltel. In 1981, in furtherance of the then-existing policy of the Philippine government to integrate the Philippine telecommunications industry, we purchased substantially all of the assets and liabilities of Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific, through its Philippine and other affiliates, acquired a significant interest in us, and it currently beneficially owns 31.5% of our common stock. On March 24, 2000, NTT Communications, through NTTC-UK, became our strategic partner, owning 15.0% of our common stock. Simultaneous with NTT Communications' investment, we acquired 100% of Smart in order to strengthen our position in the cellular sector.

Our common shares are listed on the Philippine Stock Exchange and our American depositary shares are listed on the New York Stock Exchange and the Pacific Exchange. We had a market capitalization of approximately US$1.8 billion as of April 1, 2002, representing one of the largest market capitalizations among Philippine-listed companies. For the year ended December 31, 2001, we had consolidated revenues and EBITDA of ₱73,573.0 million (US$1,423.4 million) and ₱39,027.8 million (US$755.0 million), respectively.

Fixed Line

We are the leading fixed line operator in the Philippines and the only company providing fixed line telecommunications service throughout the country. Our fixed line business group offers local exchange, international long distance, national long distance, data and other network and miscellaneous services. We had approximately 2.1 million fixed lines in service as of December 31, 2001. Revenues from our fixed line services accounted for 67.3% of our consolidated operating revenues in 2001.

We have a 5,400-kilometer long digital fiber optic backbone, which is supported by an extensive digital microwave backbone. Our fixed line network reaches all of the major cities and municipalities in the Philippines, with a concentration in the metropolitan Manila area. Our network offers the country's most extensive connections to international networks through three international gateway switching exchanges, satellite systems and various regional submarine cable systems in which we have interests.

Wireless

We provide cellular, satellite, VSAT and other services through our wireless business segment. Revenues from our wireless services accounted for 35.6% of our consolidated operating revenues in 2001.

Our cellular services, which accounted for about 97.1% of our wireless business revenues in the year ended December 31, 2001, are provided through Smart and Piltel. Smart is the leading cellular service provider in the

Philippines, with approximately 4.9 million subscribers, representing a market share of approximately 44%, as of December 31, 2001. Piltel had approximately 1.5 million subscribers, representing a market share of approximately 13%, as of December 31, 2001. In the year ended December 31, 2001, the combined number of Smart's and Piltel's subscribers increased by 81.2%, representing the largest increase in the number of cellular subscribers in absolute terms in that period among Philippine cellular providers. This growth has resulted in Smart's and Piltel's combined cellular subscribers exceeding our number of fixed lines in service. As of December 31, 2001, cellular penetration in the Philippines was approximately 14.5%, which was more than triple the country's fixed line penetration.

Smart's and Piltel's cellular subscriber gains in 2000 and 2001 were predominantly attributable to their prepaid GSM services, which Smart introduced in September 1999 and Piltel introduced in April 2000. Approximately 98% of Smart's cellular GSM subscribers were prepaid as of December 31, 2001. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine cellular market. The growth in our prepaid service has enabled us to increase and broaden our subscriber base rapidly while controlling credit risk and reducing billing and administrative costs on a per-subscriber basis. Piltel acts principally as a reseller of Smart's digital GSM capacity under its own branding and pricing strategy for voice and text messaging services.

Our cellular subscriber growth has also been driven by the introduction in 1999 of SMS. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and inexpensive alternative to voice and e-mail based communications. SMS contributed significantly to Smart's cellular data service revenue growth in 2001, generating revenues of ₱6,175.4 million (US$119.5 million), an increase of ₱3,917.9 million (US$75.8 million), or 173.6%, over 2000. During 2001, Smart's SMS system handled 12,328.8 million outbound messages, an increase of 219.3%, compared to 3,861.7 million messages handled in 2000.

As of December 31, 2001, Smart's digital GSM network included 2,152 base stations covering 656 cities and municipalities.

Information and Communications Technology

Incorporated in August 2000, ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol-based solutions and multimedia content delivery. ePLDT's principal activities are the operation of an Internet data center under the brand name *Vitro*(TM) and Infocom, an ISP. Recently, we have begun to focus on developing ePLDT's call center services business. As a new business, revenues from our information and communications technology services accounted for 0.7% of our consolidated operating revenues in 2001.

Strengths

We believe our business is characterized by the following competitive strengths:

- *Recognized Brands.* PLDT and Smart are strong and widely recognized brand names in the Philippines. We have built the PLDT brand name over 70 years as the leading telecommunications provider in the Philippines. Smart is recognized in the Philippines as an innovative provider of high-quality cellular services. Piltel's *Talk 'N Text* brand is also gaining significant recognition.

- *Leading Market Shares.* With over 8.5 million subscribers as of December 31, 2001, including Piltel's 1.6 million fixed line and cellular subscribers, we have the leading market position in both the fixed line and cellular markets in the Philippines. ePLDT's subsidiary, Infocom, is one of the leading ISPs in the Philippines.

- *Diversified Product Mix.* We have reduced our dependence on our international long distance business, which accounted for approximately 15.6% of our revenues in 2001, compared to 27.0% in 1999. We currently generate the balance of our revenue from a range of products, including cellular and local exchange services, as well as our data and other network services.

- *Advanced Integrated Network.* With one of the most advanced and extensive telecommunications networks in the Philippines, we are able to offer a wide array of communications services. We are further integrating our fixed line, wireless and cable networks to allow us to better exploit this competitive strength and achieve higher levels of network efficiency.

- *Innovative Products and Services.* We have successfully introduced new products and services in each of our business groups. For example, we recently launched a number of innovative and award-winning cellular value-added services, including *Smart zed*(TM) and *Smart Money*. *Smart zed*(TM) allows subscribers to access a wide range of local and global information and to personalize their information requirements and delivery time. *Smart Money* is the country's first and only mobile cash card and enables subscribers to pay for purchases of goods and services by transferring funds from their bank accounts to their *Smart Money* cards and to reload their prepaid cards electronically.

- *Strong Strategic Relationships.* We have important strategic relationships with NTT Communications and First Pacific. The technological support, international experience and management expertise made available to us through these strategic relationships enhance our market leadership and ability to provide and cross-sell a more complete range of products and services.

Strategy

The key elements of our business strategy are:

- *Build on our leading positions in the fixed line and cellular businesses.* We plan to build on our position as the leading provider of fixed line service in the Philippines by continuing to launch new products and services to increase subscriber value and utilization of our existing facilities and equipment at reduced cost. We plan to build on our position as the leading provider of cellular services in the Philippines by continuing to launch new value-added services to increase our subscribers' use of their handsets and reliance on our services. We also plan to increase the capacity and improve the quality and indoor coverage of our cellular network.

- *Capitalize on our strength as an integrated provider of telecommunications services.* We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to maximize revenue opportunities by bundling and cross-selling our products and services between voice and data and fixed line and cellular. We are also lowering our costs by integrating the operations of our different businesses.

- *Strengthen our leading position in the data transmission market.* Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to PLDT's overall business strategy, we are emphasizing the development of our data and network business segment. We have launched a variety of products and services, including digital leased lines, frame relay and other packet-based data services. We are progressively introducing ADSL technology to our network.

- *Strengthen our financial position.* We are engaged in a number of initiatives to strengthen our financial position. We are seeking to extend the maturities of our existing indebtedness, to increase our cash flow from operations and to reduce capital expenditures and operating costs. We may carry out the sale of selected assets or the sale of equity of PLDT or certain subsidiaries.

Fixed Line

We provide local exchange, international long distance, national long distance, data and other network and miscellaneous services under our fixed line business segment.

Local Exchange Service

Overview

Our local exchange services are provided primarily through PLDT. This service consists of our basic voice telephony business. The following table summarizes key measures of PLDT's local exchange service segment as of and for the years ended December 31, 1999, 2000 and 2001. On August 31, 2000, Smart transferred its fixed line business to PLDT.

	Years Ended December 31,		
	1999	2000	2001
Number of PLDT local exchange lines in service (at period-end)	1,762,469	1,915,985	2,075,109
Net additions (reductions)	165,613	153,516	159,124
Growth rate (%)	10.4	8.7	8.3
Number of PLDT employees (at period-end)	13,179	13,285	12,915
Number of PLDT local exchange lines in service per employee	134	144	161
Consolidated local exchange revenues (₱ millions)	₱16,187.9	₱18,977.9	₱21,832.5
Growth rate (%)	(4.7	17.2	15.0
Local exchange revenues as % of total operating revenues	29.1	30.2	29.7

We also provide local exchange services through our subsidiaries Clark Telecom, Subic Telecom and MaraTel and through our affiliate Piltel. Together these subsidiaries and Piltel account for less than 5% of our total fixed lines in service.

We regularly adjust our rates and introduce new products and services in an effort to increase our number of subscribers, improve our churn management efforts and minimize our credit risk exposure. Since 1999, we have launched a prepaid fixed line service under the brand name *Teletipid*, introduced additional value-added services, such as *TXT 135* and *Caller ID*, introduced initiatives aimed at increasing subscription in areas where we have excess capacity and reduced our installation fees, as described below under "— Rates."

Launched in August 2000, *Teletipid* is the Philippines' first prepaid fixed line service. *Teletipid* was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. However, in 2001, we incorporated *Teletipid* into our overall churn and credit risk exposure management and subscriber retention efforts, and migrated some of our postpaid fixed line subscribers to *Teletipid*, instead of disconnecting their service for non-payment of bills. As of December 31, 2001, we had 144,502 active *Teletipid* subscribers, representing 7% of our total fixed lines in service. For more information on *Teletipid*, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Fixed Line — Local Exchange Service."

In 2001, we launched *TXT 135* and *Caller ID*. *TXT 135* allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets. *TXT 135* is now capable of international text messaging and is undergoing further expansion to allow two-way text messaging, which we expect to be in service within the first half of 2002. Caller ID allows subscribers to identify callers by telephone number.

In 1999, we implemented our "Quick Install" and "Quick Connect" programs in areas where we have excess line capacities. Under these programs, we complete the process of processing service applications to line installations in three days.

Rates

General. As of December 31, 2001, basic monthly charges for our local exchange service in the metropolitan Manila area were ₱616.32 for a single-party residential line and ₱1,283.70 for a single business line. Monthly charges vary according to the type of customer (business or residential) and location, with charges for urban customers generally being higher than those for rural/provincial customers. Installation charges are currently ₱1,999.00 for residential customers and ₱3,500.00 for business customers. These one-time charges are uniform throughout the country. Other than basic monthly charges, we do not charge our postpaid subscribers for local calls.

We adjust our monthly local exchange service rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to us by the NTC, we are permitted to increase and are required to decrease these rates by 1% for every ₱0.10 change in the exchange rate relative to a base exchange rate of ₱11 to US$1. During 2001, we implemented ten upward and four downward such adjustments in our monthly local exchange service rates.

Our *Teletipid* customers do not pay a basic monthly charge and are charged based upon usage. The international and national long distance rates we charge to our *Teletipid* customers are similar to the rates we charge our postpaid customers. Rates for local calls for our *Teletipid* customers are ₱0.50 per minute. For a description of these rates, see "— International Long Distance Service — Rates" and "— National Long Distance Service — Rates." *Teletipid* phone kits are sold for ₱1,700 per unit inclusive of ₱300 of prepaid air time.

Rate Rebalancing. Between 1997 and 1999, under a provisional authority granted to us by the NTC, we implemented a rate rebalancing in order to offset the decline in international settlement rates. Under our rebalancing scheme, we increased our monthly charges for our local exchange lines and decreased our international long distance rates. The total increase in local exchange charges paid by our subscribers arising from our rate rebalancing was ₱90 per month for residential subscribers and ₱135 per month for business subscribers.

International Long Distance Service

Overview

Our international long distance service consists of voice and packet-based voice services that go through our international gateway facilities. We also generate international long distance revenues through access charges paid to us by other Philippine telecommunications carriers for incoming international voice calls that terminate to our local exchange network. Our subsidiary, Subic Telecom, also provides international long distance services through its own international gateway facility. Our packet-based voice services are transmitted over our existing traditional circuits, the voice over Internet protocol, or VOIP, network of a consortium of dominant carriers in Asia, and the asynchronous transfer mode, or ATM, Internet protocol global backbone of our wholly-owned subsidiary, PLDT Global Corporation.

The following table shows certain information about our international long distance business as of and for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,		
	1999	2000	2001
Total PLDT call volumes (million minutes)	975	2,114	2,496
Growth rate (%)	1	117	18
Inbound call volumes (million minutes)	846	1,978	2,333
Growth rate (%)	7	134	18
Outbound call volumes (million minutes)	129	136	163
Growth rate (%)	(26)	6	20
Inbound-outbound call ratio	7:1	14:1	14:1
Consolidated international long distance revenues (₱ millions)	₱15,064.1	₱13,233.0	₱11,453.5
Growth rate (%)	(11.1)	(12.2)	(13.4)
International long distance revenues as % of total operating revenues	27.0	21.0	15.6

International long distance service historically has been our major source of revenue. However, due to the steep decline in inbound settlement and collection rates and intense competition, revenues derived from our international long distance service have been declining. We adopted a two-pronged initiative in early 2000 with respect to inbound international service to try to address this issue. First, we lowered our settlement rates to market levels to re-capture market share from our competitors. By reducing our rates, we reduced the incentive for unauthorized traffic termination and by-pass routings by international simple resale operators, and therefore were able to recover some lost traffic. Second, we intensified our efforts to identify and contain international simple resale operators through more effective monitoring of our international trunks and leased lines. International simple resale operation occurs when a company rents an international leased line from a Philippine international gateway operator, aggregates traffic outside the Philippines and carries and terminates this traffic at the public switched telephone network in the Philippines. International simple resale can be used to bypass the local access charge system and is illegal in the Philippines.

Since 2001, we have become more selective in accepting incoming traffic from some carriers, particularly second and third tier international carriers. In addition, we adopted a policy in 2001 requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. For a description of this policy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Fixed Line — International Long Distance Service."

We are also pursuing a number of other initiatives to further strengthen our inbound business. We are tapping incremental revenue potential from foreign carriers by using our fiber optic submarine cable capacity to offer least cost call routing and regional hubbing. We also provide "carrier's carrier service" to new and emerging domestic and foreign service providers, including transit service that enables carriers to complete calls to countries to which they do not have a direct connection, and Internet telephony. We have formed PLDT Global Corporation to establish our presence in several countries in North America, Europe and Asia. Through arrangements with local carriers in these countries, we plan to aggregate inbound call traffic to the Philippines at our points of presence and, using our capacity in submarine cable systems connected to each point of presence, transmit calls to our network. We believe this strategy will help us mitigate the effect of rapidly declining accounting and settlement rates for inbound traffic, maximize the use of our existing international facilities, collect inbound international traffic at their sources and develop alternative sources of revenue, such as carrying traffic without routing through the Philippines.

To stimulate call volume growth and prevent further erosion in our share of outbound international call traffic, we have introduced a number of marketing initiatives, including substantial cuts in international direct dialing rates, innovative pricing packages for large accounts and loyalty programs for some customers.

The table below sets forth the net settlement amounts for international calls handled by PLDT, by country, for the years ended December 31, 1999, 2000 and 2001.

Net Settlement

	Years Ended December 31,		
	1999	2000	2001
		(in millions)	
United States..	US$105.9	US$107.2	US$81.8
Japan.............	22.6	22.3	23.5
Australia.........	11.6	9.0	18.1
Saudi Arabia ..	14.2	12.4	6.7
Canada	4.3	14.4	10.1
Hong Kong.....	7.6	4.8	6.6
Taiwan	1.2	1.2	3.6
Singapore.......	1.0	1.3	1.0
Others............	41.4	29.8	48.8
Total..............	US$209.8	US$202.4	US$200.2

Rates

We adopted the U.S. FCC accounting rate benchmark of US$0.38 per minute for inbound international calls on January 1, 2000, which represents a settlement rate of US$0.19 per minute, for international long distance traffic between the Philippines and the United States. Adopting the U.S. FCC benchmark accounting rate one year ahead of the target date of January 1, 2001 allowed us pricing flexibility for inbound call traffic. This pricing flexibility enabled us to compete more effectively in the U.S.-Philippine telecommunications market, where comparatively low international direct dialing rates are now being offered. Our settlement rates for inbound calls from the United States have continued to decline, to levels below the benchmark accounting rate. Settlement rates for inbound calls from other countries have also been declining generally.

Rates for outbound international long distance calls are based on the length of the call, country of destination, and type of service, such as operator-assisted and direct-dialed calls. Our rates are quoted in U.S. dollars and billed in pesos. The peso amounts are determined at the time of billing.

Effective June 15, 2000, we reduced our international direct dialing rates to as low as US$0.49 per minute from an average of US$1.507 per minute. Following this rate reduction, our fixed line calls to the ten most popular call destinations, including the United States, Japan, Hong Kong and Taiwan, which collectively account for approximately 80% of all outbound Philippine calls, cost US$0.49 per minute for off-peak hours and US$0.69 for peak hours. Off-peak hours are Monday to Saturday, from 9:00 p.m. to 7:59 a.m. and all day Sunday, and peak hours are Monday to Saturday, from 8:00 a.m. to 8:59 p.m. Effective February 1, 2001, we further reduced our international direct dialing rates to US$0.40 per minute, applicable to all destinations at any time on any day of the week.

Our rate rebalancing, increase in our fixed lines in service and strong growth in our cellular business have resulted in a significant shift in revenue mix from international long distance service to local exchange and cellular services. The rate rebalancing has reduced the impact of declining international settlement rates and reduced our dependence on international long distance revenues to subsidize our local exchange operations.

National Long Distance Service

Overview

Our national long distance services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas but within the Philippines and access charges paid to us by other telecommunications carriers for calls carried through our backbone network and/or terminating to our fixed line customers.

The following table shows our national long distance call volumes and revenues as of and for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,		
	1999	2000	2001
Total PLDT call volumes (million minutes)	2,836	3,255	2,756
Growth rate (%)	16	15	(15)
Consolidated national long distance revenues (₱ millions)	10,218.5	10,550.2	8,388.1
Growth rate (%)	22.2	3.2	(20.5)
National long distance revenues as % of total operating revenues	18.3	16.8	11.4

Cellular substitution and the widespread availability and growing popularity of alternative, more economical, non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected our national long distance call volumes. The integration of some of our local exchanges into a single local calling area effective August 2000, as mandated by the NTC, has also negatively affected our national long distance call volumes, and therefore revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

In recent years, we have installed digital switches to replace the remaining outmoded analog switches. This technological upgrade has enabled us to increase data speed over our telephone lines and to shift customers from operator-assisted long distance service to lower-cost direct dialing service. As a result, an increasing number of our national long distance calls have been direct-dialed calls. Operator-assisted calls are charged based on a minimum of three minutes plus operator charges, while direct-dialed calls are charged on a less costly per minute basis.

Rates

Rates for national long distance calls are based on time, distance and type of service, such as whether the call is operator-assisted or direct-dialed. In 2001, we implemented changes in our NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls to fixed line subscribers, we reduced our NDD rates from a range of ₱3.25 to ₱6.60 per minute to a range of ₱3 to ₱5 per minute effective May 1, 2001. On November 2, we rebalanced these rates to a flat rate of ₱4.50 per minute. For calls terminating to cellular subscribers, we reduced our NDD rates from a range of ₱12.69 to ₱14.69 to a uniform rate of ₱12.50 per minute, effective November 2, 2001. By rebalancing our rates, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies and provide cost savings to our customers.

In 2001, PLDT entered into new interconnection agreements with local exchange carriers and cellular operators. In May 2001, PLDT entered into a new interconnection arrangement with the majority of other local exchange carriers, pursuant to which the originating carrier pays access charges between ₱0.50 and ₱1.00 per minute to each of the carrier owning the backbone network and the terminating carrier. In addition, effective January 2002, access charges being paid by PLDT to cellular operators were reduced to ₱4.50 per minute. For more information on these interconnection arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Fixed Line — National Long Distance Service."

Data and Other Network Services

Recognizing the growth potential of data and other network services, including Internet-based services, and in light of their importance to our business strategy, we have been putting considerable emphasis on this service segment. In 2001, this segment registered the highest percentage growth in revenues among our fixed line services, continuing the trend of the last two years.

The upgrading of our network in recent years through the completion of our domestic fiber optic backbone has enabled us to offer a growing range of value-added and broadband services. With this and other technological upgrades, our infrastructure is evolving from a traditional voice facility to a new packet-switched and Internet-based network that allows faster transmission of voice, video and data. Data services we currently provide include:

- Traditional bandwidth service — high-speed point-to-point domestic and international digital leased line services;
- Broadband/packet-based/Internet protocol-based services — frame relay, ATM, IP-VPN, DSL, Internet gateway and wholesale DS3; and
- other packet-based switching services — Datapac and ISDN.

These services are used for the following:

- domestic and international communication;
- broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;
- Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

- private networking services that use the public Internet as a backbone for private interconnection between different locations;

- switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

- international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data.

In 2001, we continued to broaden our service offerings with the launch of new services and expansion or enhancement of some of the existing ones.

In March 2001, we launched Remote Access Service, offering customers in the Philippines outsourced dial-up access to their local area networks and head offices from remote locations using our servers. We have installed remote access servers at PLDT's local central offices located in 17 key cities throughout the Philippines.

In April 2001, we launched IP-VPN, a networking service incorporating multi-protocol label switching. This switching technology assigns a label to each packet of data before it is sent through the public Internet. The label contains information such as destination, precedence and VPN membership designed to prevent access to information by persons outside their virtual private network. In June 2001, we expanded the coverage of our IP-VPN service by making it available throughout Southeast Asia through ACASIA, a joint venture telecommunications company owned by PLDT, Singapore Telecom, Telekom Malaysia, Jabatan Telecom Brunei, CAT of Thailand and PT Indosat.

In 2001, we substantially increased the capacity of our *I-Gate* network by 110 megabits per second to 155 megabits per second to meet increased demand for broadband Internet access. *I-Gate* is our Internet gateway service that provides high-speed access to the global Internet. With the activation in December 2001 of the Asia Pacific Cable Network 2, of which PLDT is a part owner, we expect to further increase *I-Gate's* capacity to 300 megabits per second in 2002.

In the second half of 2001, we accelerated the deployment of our DSL infrastructure to meet the growing demand for high-speed and dedicated Internet access. DSL is a broadband service that allows high-speed data transmission over ordinary (copper) telephone lines. Our DSL service is now available in Metro Manila and other key cities in the Philippines.

Wireless

We provide cellular and satellite, VSAT and other services through our wireless business segment.

Cellular Service

Overview

Smart's cellular GSM services are marketed by Smart and Piltel under various brands. Smart's cellular business is largely focused on providing products and services using its digital GSM network, including products and services based on SMS technology, such as *Smart zed*(TM) and *Smart Money*. In 2000, Piltel substantially integrated its functional operations with Smart. Piltel resells Smart's GSM service under its *Talk 'N Text* brand to prepaid subscribers. Smart and Piltel also offer service on their respective analog/ ETACS and analog/CDMA networks.

The following table summarizes key measures of Smart's and Piltel's cellular business as of and for the years ended December 31, 1999, 2000 and 2001:

	Years Ended December 31,		
	1999	2000	2001
Cellular subscriber base	1,482,107	3,515,293	6,368,850
Smart	1,025,150	2,858,479	4,893,844
GSM	191,294	2,331,005	4,641,666
Prepaid	150,961	2,263,322	4,569,616
Postpaid	40,333	67,683	72,050
Analog	833,856	527,474	252,178
Prepaid(1)	385,719	282,529	87,429
Postpaid	448,137	244,945	164,749
Piltel	456,957	656,814	1,475,006
GSM — Prepaid	—	368,578	1,329,326
Analog/CDMA	456,957	288,236	145,680
Prepaid(2)	322,132	200,042	76,473
Postpaid	134,825	88,194	69,207
Growth rate of cellular subscribers	26.9%	137.2%	81.2%
Smart	29.6%	178.8%	71.2%
GSM	—	1,118.5%	99.1%
Analog	5.4%	(36.7)%	(52.2)%
Piltel	21.2%	43.7%	124.6%
GSM — Prepaid	—	—	260.7%
Analog/CDMA	21.2%	(36.9)%	(49.5)%
Number of base stations	1,368	2,066	2,805
Smart	1,041	1,740	2,486
Piltel	327	326	319
Cellular revenues (₱ in millions)	11,133.1	15,915.6	25,460.3
Smart	8,509.2	13,972.1	24,461.6
GSM	690.1	11,327.3	23,759.1
Voice	690.1	8,338.1	14,219.8
Data	—	2,414.9	7,624.4
Others	50.1	574.3	1,914.9
Analog	7,769.0	2,564.7	503.7
Others	—	80.1	198.8
Piltel	2,623.9	1,943.5	998.7(3)
GSM(4)	—	354.5	575.3(3)
Voice	—	233.3	340.0(3)
Data	—	121.3	235.3(3)
Analog/CDMA	2,615.0	1,579.1	417.9(3)
Others	8.9	9.8	5.5(3)
Percentage of Smart revenues to cellular revenues	76.4%	87.8%	96.1%
Percentage of Piltel revenues to cellular revenues	23.6%	12.2%	3.9%
Percentage of cellular revenues to total wireless revenues	95.7%	95.3%	97.1%

(1) Smart's prepaid analog subscribers are shown net of inactive accounts for all periods prior to December 31, 2000. Prior to October 2000, Smart's prepaid analog subscribers were classified as inactive if they had not reloaded for at least three months. In October 2000, Smart changed its disconnection policy with respect to prepaid analog subscribers, eliminating the "inactive" classification and adopting the same disconnection periods applicable to its prepaid GSM subscribers.

(2) Prior to July 1, 2000, Piltel included in its number of subscribers, other operators' subscribers who could utilize Piltel's network by using of Piltel's prepaid cards.

(3) Piltel's revenues from January 1, 2001 through June 27, 2001. Piltel's revenues from June 28, 2001 through

December 31 2001 are excluded because Piltel was deconsolidated under Philippine GAAP with effect from June 27, 2001.

(4) Piltel's GSM revenue is net of service fees payable to Smart for using Smart's GSM network. Piltel does not offer postpaid GSM service.

Service Plans. Smart markets nationwide cellular communications services under the following brand names: *Smart Buddy*, *Smart Gold*, *PriceBuster* and *BillCrusher*.

Smart Buddy and *Smart Gold* are services provided through Smart's digital GSM network, while *PriceBuster* and *BillCrusher* are offered on Smart's analog ETACS network. *Smart Buddy* and *BillCrusher* are prepaid services, whereas *Smart Gold* and *PriceBuster* are postpaid or billed services. Of Smart's total cellular subscribers as of December 31, 2001, 93.4% were *Smart Buddy* prepaid subscribers, 1.5% were *Smart Gold* postpaid subscribers, 3.4% were *PriceBuster* postpaid subscribers, and 1.7% were *BillCrusher* prepaid subscribers. In comparison, of Smart's total cellular subscribers as of December 31, 2000, 79.2% were *Smart Buddy* prepaid subscribers, 2.4% were *Smart Gold* postpaid subscribers, 8.5% were *PriceBuster* postpaid subscribers, and 9.9% were *BillCrusher* prepaid subscribers.

Piltel markets its cellular services under the brand names *Talk 'N Text*, *Phone Pal* and *Mobiline*. *Talk 'N Text* is provided using Smart's GSM network, while *Mobiline* and *Phone Pal* are offered through Piltel's analog/CDMA network. *Talk 'N Text* and *Phone Pal* are prepaid services, while Mobiline is a postpaid service. As of December 31, 2001, *Talk 'N Text* subscribers constituted 90.1% of Piltel's subscribers, while *Phone Pal* and *Mobiline* subscribers constituted 5.2% and 4.7% of Piltel's cellular subscribers, respectively.

SMS and Other Value-added Services. Our cellular subscriber growth has been driven by the introduction of SMS, a text messaging service on GSM networks. SMS is extremely popular in the Philippines, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Strong volume growth in SMS contributed significantly to Smart's cellular revenue growth in 2001, generating revenues of ₱6,175.4 million (US$119.5 million), an increase of ₱3,917.9 million (US$75.8 million), or 173.6%, over the same period in 2000. The total volume of messages handled by Smart's SMS system during 2001 increased by 219.3% to 12,328.8 million from 3,861.7 million messages handled during 2000. On September 15, 2001 and January 1, 2002, Smart implemented a two-stage reduction of its free text allocation to subscribers, reducing by two-thirds subscribers' free text allocations. Our experience since the implementation of these reductions suggests that they have not significantly affected subscriber usage.

Our value-added services are primarily based on SMS technology. We offer value-added services such as voice mail, information-on-demand, which is a service that allows subscribers to order information from our content providers whenever desired, mobile banking and *TextMail*, which is a service that allows subscribers to send and receive text messages through their personal computers. In the last quarter of 2000, Smart launched the following value-added cellular services:

- *Smart zed*(TM), a partnership with international cellular operator Sonera zed of Finland, enables subscribers to personalize their information requirements not only as to the types of information required but also when the information is required. Sonera zed has introduced a single platform that provides access to local and global information through SMS or wireless application protocol;

- *Mobile Banking*, launched in collaboration with various banks, allows subscribers to execute banking transactions, such as balance inquiries and transfers, over their mobile telephones; and

- *Smart Money*, launched in conjunction with MasterCard, enables subscribers to pay for their purchases by transferring money from their bank accounts to their *Smart Money* cards as well as reload their prepaid cards electronically.

Smart has a number of interactive activities, such as text games and chat services, developed on its own platforms.

Smart Money was cited as the "Best Product Innovation" by MasterCard International and the "Most Innovative GSM Wireless Service for Customers" at the 3rd GSM World Congress held in Cannes, France, in March 2001.

Piltel offers value-added services through *Talk 'N Text*, including group text messaging, or *Team TEXT*, balance inquiry via text, cell-to-cell instant reload that enables subscribers to reload their accounts through their handsets. In July 2001, Piltel began offering information-on-demand through the zed(TM) service.

Due to the high level of SMS usage, we believe that the Philippine market is well-suited for text-based informational and e-commerce services. Our current approach is to maximize our GSM, or 2G, services and to adopt General Packet Radio Service, or GPRS or 2.5G, as the demand for bandwidth-intensive applications increases. GPRS allows data transfer at an average speed of up to 115 kilobits per second. Although Smart's core *network* is 2.5G-ready, we currently do not plan to fully introduce 2.5G service until 2.5G-compatible handsets are available at commercial quantities and at affordable prices.

Rates

Smart Buddy prepaid cards are sold in denominations of ₱300, ₱500 and ₱1,000, which include 33, 83 and 250 free SMS text messages, respectively. The stored value of a prepaid card remains valid for a period of two months from the time a subscriber activates the card. The peak hour air time rate for *Smart Buddy* subscribers is ₱8.00 per minute, while the off-peak hour air time rate is ₱4.00 per minute. Charges for national direct dial services for *Smart Buddy* subscribers are as follows: ₱3.00 per minute for calls within the same island, ₱4.00 per minute for calls between Luzon and Visayas and between Visayas and Mindanao, and ₱5.00 for calls between Luzon and Mindanao. As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service — Smart," on September 15, 2001 and January 1, 2002, Smart reduced its free text message allocations to subscribers by a total two-thirds of the previous free text message allocations.

Prior to January 1, 2002, *Smart Gold* offered the following monthly air time plans: ₱600, ₱1,200, ₱1,800, ₱3,000 and ₱4,000. Subscribers that enrolled in these plans prior to January 1, 2002 remained on these plans following introduction of the plans described below.

Beginning January 1, 2002, *Smart Gold* subscribers may choose from any of the subscription plans set forth in the table below:

Plan	Free SMS Text Messages(1)	Free Air Time (in minutes)	Monthly Service Fee (in pesos)(2)	Rate for SMS Text Messages (pesos per message)	Smart to Smart Local Call Rate (Peak/Off Peak) (pesos per minute)(3)	Smart to Fixed Line /Other Cellular Local Call Rate (Peak/Off Peak) (pesos per minute)(4)	NDD Rate (Peak/Off Peak) (pesos per minute)
Gold Standard ...	225	85	600	1.00	7.00/3.00	7.50/4.00	10.50/7.00
Gold Choice	401	190	1,335	1.00	6.50/2.00	7.00/4.00	10.00/6.00
Gold Select........	499	310	1,995	0.50	5.00/2.00	6.50/4.00	9.50/6.00
Gold Premium...	801	600	2,665	0.50	4.00/2.00	5.00/4.00	8.00/6.00

(1) Applies only to point-to-point text messages sent within Smart's network and does not apply to SMS-based value-added services.

(2) The monthly service fees may be applied to any local, international long distance or national long distance call, or any text, *Smart zed*(TM), voice mail or international roaming service.

(3) Air time rates for local calls made to other Smart GSM subscribers.

(4) Air time rates for local calls made to fixed lines and cellular subscribers of other carriers.

Smart is permitted to adjust its cellular air time and national direct dial rates according to changes in the peso-to-U.S. dollar exchange rate. Under the authorization granted to Smart by the NTC, Smart is permitted to increase and is required to decrease its air time and national direct dial rates by 1% for every ₱0.25 change in the exchange rate relative to a base rate of ₱24.726 = US$1.00. However, Smart has not implemented any foreign currency adjustments to its rates since November 4, 1998 because of the concern that increased rates may result in decreased usage by its subscribers.

Smart Buddy and *Smart Gold* subscribers pay an international direct dialing rate of US$0.40 per minute. This rate applies to 125 destinations, including the United States, Hong Kong, Japan, Singapore, the United Kingdom and the United Arab Emirates.

Charges for point-to-point text messages beyond the allotted free text messages are as follows:

- for *Smart Buddy* subscribers, ₱1.00 per message; and
- for *Smart Gold* subscribers, ₱0.50 or ₱1.00 per message, depending on air time plan, as listed in the table above.

Smart Buddy and *Smart Gold* subscribers pay the same charges for SMS-based value-added services, as follows:

- ₱15 per message for international text;
- ₱2.50 per message for e-text and information-on-demand services, such as news, stock and entertainment updates;
- ₱12 for downloading ring tones and logos; and
- ₱2.50 per *Mobile Banking* and *Smart Money* transaction, such as balance inquiry and fund transfer.

For voice mail retrieval, *Smart Buddy* and *Smart Gold* subscribers are charged ₱8.00 per minute during peak hours and ₱4.00 per minute during off-peak hours.

We sell our cellular services primarily through a network of independent dealers that generally have their own retail networks, direct sales forces and sub-dealers. These dealers include major distributors of cellular handsets. We currently have seven dealers that carry out distribution throughout the Philippines. One dealer, Telecommunications Distributors Specialists, Inc., currently accounts for more than half of our sales of prepaid air time cards. Account managers from our dealer sales force manage our dealer network and regularly update these dealers on our upcoming marketing strategies, promotional campaigns and product development. In addition, subscribers may reload their prepaid cards electronically using their handsets through *Smart Money*.

For prepaid services, we pay dealer commissions for phone kits sold in the form of air time cards, which dealers can then sell to the public. We also sell air time cards to dealers for purposes of allowing consumers to reload. Air time cards are sold to dealers at volume discounts determined by the value of the cards purchased by the dealers. Air time cards cannot be returned or refunded and normally expire within six to 12 months after release from the Smart warehouse. For postpaid services, we pay dealer commissions based upon the air time plan sold.

Piltel's *Talk 'N Text* prepaid cards are sold in the same denominations and offer the same air time rates and international direct dialing rates as *Smart Buddy* prepaid cards. *Talk 'N Text* subscribers are charged ₱4.00 per minute for national direct dial services, regardless of destination. *Talk 'N Text* subscribers also pay the same charges for value-added services, except that *Talk 'N Text* subscribers are charged a flat rate of ₱4.00 per minute for voice mail retrieval.

Satellite and VSAT

Overview

We currently provide satellite and VSAT services through Mabuhay Satellite and Telesat. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001, but remains in its pre-operating stage.

Mabuhay Satellite

We currently own 67% of Mabuhay Satellite, which is engaged in the control and operation of the Agila II satellite, which began its commercial operations in January 1998 and is the Philippines' first communication satellite. Mabuhay Satellite leases satellite space segments in both the C and Ku bands on the Agila II. Through the Agila II, Mabuhay Satellite also offers Internet backbone access, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In 2001, Mabuhay Satellite generated revenues of ₱1,588.0 million and a net profit after tax of ₱181.6 million.

Telesat

We currently own 94.4% of Telesat, which operates a nationwide communications satellite network using VSAT technology. Telesat offers voice, facsimile and data transmission services throughout the Philippines, including areas that are underserved or unserved by local fixed line operators.

Using VSAT technology, we also provide the following services:

- point-to-multipoint data transmission services, usually for intercompany communication for corporate customers;
- private point-to-point service; and
- connectivity for the cell sites of our wireless network in outlying locations.

We lease transponder capacity on the Agila II to provide VSAT services.

ACeS Philippines

We currently own 88.5% of ACeS Philippines, which owns approximately 20.23% of ACeS International Limited. ACeS International Limited aims to develop and implement a satellite-based communications system to provide services to users in the Asia-Pacific region through the Garuda I satellite. ACeS International Limited has entered into interconnection agreements and roaming service agreements with PLDT and other major telecommunications operators that will allow ACeS subscribers to access GSM terrestrial cellular systems in addition to the ACeS system. PLDT is endeavoring to amend the agreement because, among other things, a partial satellite loss due to an anomaly in the L-band antennae of the Garuda I satellite reduced capacity by as much as 40%, the satellite launch was delayed, technical deficiencies have been discovered and the primary purpose of the business changed from mobile to fixed line satellite phone services. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions and Relationships — Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements."

Revenue

Our satellite and VSAT service revenues consist of:

- lease payments from the rental of Mabuhay Satellite's C-band and Ku-band transponders, and
- revenues generated from Telesat's nationwide satellite network.

Rates

Mabuhay Satellite leases its transponders to third parties at annual rates of US$1.5 million and US$1.0 million for its C-band and Ku-band transponders, respectively. Telesat provides its VSAT services on a cost plus mark-up basis.

Information and Communications Technology

We conduct our information and communications technology businesses through our wholly-owned subsidiary ePLDT. Incorporated in August 2000, ePLDT is a broad-based integrated information and communications technology company, focusing on infrastructure and solutions for Internet applications, Internet protocol-based solutions and multimedia content delivery. ePLDT's principal activities are the operation of an Internet data center under the brand name *Vitro*(TM) and Infocom, an ISP. ePLDT also owns a majority interest in a 200-seat call center facility and has established two additional 500-seat call centers, one of which commenced commercial operations in March 2002 and the other of which is expected to commence operations in the second quarter of 2002.

Infrastructures and Services

Data Center

ePLDT's principal business is the operation of one of the Philippines' first Internet data centers under the brand name *Vitro*(TM). The Philippine Board of Investments granted *Vitro*(TM) pioneer status, which entitles us to tax and other governmental incentives. *Vitro*(TM) provides co-location, web and server hosting, hardware and software maintenance services, managed services, shared applications, data disaster recovery and business continuity services, intrusion detection and Internet protocol security services, as well as firewall and managed firewall services.

Internet Service

In December 2001, we transferred to ePLDT our 99.6% interest in Infocom, one of the country's leading ISPs. Infocom offers consumer prepaid Internet access under the name *WarpSpeed* and postpaid Internet access; dedicated dial-up and multi-user dial-up corporate leased lines; broadband Internet access through DSL and cable; and website consulting, development and hosting.

Call Centers

ePLDT is focusing on developing its call center services business, which capitalizes on our network resources and the availability of English-speaking labor in the Philippines. The call center service business is being or will be undertaken through the following subsidiaries of ePLDT:

- Contact World, Inc., a joint venture with Salmat Pty Limited of Australia, which is 5%-owned by ePLDT. Contact World operates a center facility capable of accommodating 200 seats and providing services including customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to companies. Contact World commenced commercial operations in June 2001.

- Parlance Systems, Inc., a wholly-owned subsidiary of ePLDT, operates a dedicated call center facility, which commenced operations in March 2002. Pursuant to a guaranteed three year contract with EchoStar Communications Corp., one of the largest direct-to-home satellite service providers in the United States, we will build, operate and manage the facility exclusively to provide to Echostar customer support and billing services. We expect annual revenues of approximately US$3.6 million for the next several years.

- Vocativ Systems, Inc., a wholly-owned subsidiary of ePLDT, will operate a call center facility capable of accommodating 500 seats, which we expect will commence commercial operations in the second quarter of 2002. Pursuant to a ten year supplier-purchaser agreement with TeleTech Customer Care Management (Colorado), Inc., a global provider of customer relationship management services, ePLDT will build, operate and manage the call center facility exclusively for TeleTech's clients worldwide. We expect annual revenues of approximately US$5.6 million for the next several years.

Other Investments

We also have investments in several other Internet-related businesses, including:

- 100%-owned subsidiary of ePLDT, mySecureSign, Inc., which will issue in the Philippines VeriSign digital certificates, which are used in e-commerce transactions;
- 20.5% interest in BayanTrade Dotcom, Inc., a business-to-business exchange established together with six of the Philippines' leading conglomerates;
- 45% interest in MindStream, Inc., an Internet technology learning center under license with the National Institute for Information Technology of India for Internet technology courseware;
- 51% interest in EYP.ph Corporation, a company engaged in providing online directory services; and
- debt securities convertible into a 40% interest in Netopia, a leading branded chain of Internet cafes in the Philippines.

We also own preferred stock convertible into a 22.5% interest in Stradcom International Holdings, Inc., the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine government for the modernization of the operations of the Philippine government's Land Transportation Office, including the computerization of drivers' license issuance, vehicle registration and traffic adjudication systems.

In addition, we hold convertible notes issued by Unilink Communications Corporation, which owns 100% of the shares of The Philippine Home Cable Holdings, Inc., the Philippines' second largest cable television operator by subscriber number. The notes are convertible into shares of Unilink and/or exchangeable for shares of Home Cable. However, because Philippine law currently prohibits direct or indirect foreign ownership of equity in broadcast companies, we cannot convert or exchange our convertible notes into Unilink or Home Cable equity. Mediaquest Holdings, Inc., a company wholly-owned by the retirement fund of PLDT's employees, owns all of the shares of Unilink. Unilink has pledged all of its shares in Home Cable to a group of lenders as security for a loan of Home Cable. We have also agreed not to demand repayment of the Unilink convertible notes until these lenders are repaid. Home Cable is currently in payment default under this loan and is engaged in efforts to restructure its debt. As of the date of this report, the related lenders have not declared an event of default or accelerated the loan. In the event these lenders declare an event of default under the loan, the lenders would be entitled to foreclose on or sell the pledged shares in Home Cable and apply the proceeds to satisfy the loan. As of December 31, 2001, our investment in the Unilink convertible notes amounted to ₱2,052.2 million. We have not recorded any adjustment to the value of the Unilink convertible notes because we believe that their fair value has not changed materially. In the event that Home Cable is unsuccessful in restructuring its debt or other events occur that indicate that the realizability of the year-to-date carrying value of the convertible notes or shares of stock in Unilink may have materially declined, we may be required to re-assess the value of the Unilink notes or shares. For more information, see "Management — Pension and Retirement."

Fixed Line Network Infrastructure

Domestic

Our domestic telephone network includes installed telephones and other equipment on customers' premises, local access lines connecting customers to exchanges, referred to as "outside plant," inter-office lines connecting exchanges, and long distance transmission equipment.

The following table gives some basic measures of the development of our domestic telephone network as of December 31, 1999, 2000 and 2001:

	As of December 31,		
	1999	2000	2001
Number of central office exchanges	178	186	187
PLDT fixed lines in service	1,762,469	1,915,985	2,075,109
PLDT employees per 10,000 local exchanges in service	75	69	62

Over the past ten years we have gradually upgraded from analog exchanges. Since the end of 1999, substantially all of our nationwide network has been digital. This shift to digital technology has enabled us to realize savings in network costs, upgrade our network to handle non-voice communications, and offer value-added and enhanced services such as *Caller ID*, call forwarding and fixed line text messaging.

In November 1998, we completed our domestic fiber optic backbone, the country's first telecommunications network using fiber optics in delivering voice, video, data, and other broadband and multimedia services nationwide. Constructed at a total cost of US$188 million, our fiber optic network employs synchronous digital hierarchy technology to improve network performance and reduce operating costs. Our network is composed of in-land and submarine cable installations and is configured in six self-healing rings and an extension link, allowing route delivery even in the event of link failures. It has an initial transmission speed of 2.5 gigabits per second and is connected directly to five existing international submarine cable systems.

In July 2000, we inaugurated our domestic fiber optic network facilities in Cebu City, the second largest city in the Philippines. The new facilities enable us to offer a broader range of products and services to meet the growing telecommunications needs of Cebu-based businesses.

On August 7, 2000, we inaugurated *CS PLDT*, a cable ship which we lease from NTT World Engineering Marine Corporation pursuant to a five-year Chartered Arrangement Maintenance Contract. Under the contract, NTT World Engineering Marine Corporation uses *CS PLDT* primarily to maintain the 2,400 kilometers of submarine cable comprising the submerged portion of our fiber optic network.

In 2002, we plan to increase our transmission and data network capacities substantially. In connection with this, in 2001, we activated a second fiber pair on our existing fiber cable and the installation of dense wavelength division multiplexing technology in certain portions of the network. The new system serves the areas of Luzon, Visayas and Mindanao and also serves the international node connecting the Philippines to the Asia-Pacific Cable Network 2. The second pair provides an extra 10 gigabits per second of capacity, or the equivalent of 120,000 voice circuits. Nortel Networks has supplied us with a suite of optical Internet solutions, including a 10-gigabit per second dense wavelength division multiplexing solution based on Nortel Networks OPTera(TM) Long Haul 1600 Optical Line System.

International

We provide international network services using three international gateway switching exchanges. As of December 31, 2001, our international long distance facilities allowed direct correspondence with 50 countries and could reach 229 foreign destinations worldwide. We also own interests in submarine and satellite systems, through which we route most of our international traffic.

The table below shows the submarine cable systems in which we have interests and the countries or territories they link:

Cable System	Countries Being Linked
G-P-T	Guam, the Philippines and Taiwan
B-M-P	Brunei, Malaysia and the Philippines
G-P	Guam and the Philippines
B-S	Brunei and Singapore

Hawaii-4/Transpacific-3	Guam, Japan, Hawaii and the U.S. Mainland
Asia-Pacific Cable Network 2	Philippines, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan
Asia-Pacific Cable Network	Korea, Japan, Hong Kong, Taiwan, Australia, the Philippines, Singapore, Indonesia and Thailand
Transpacific Cable No. 5	Guam, Japan, Hawaii and the U.S. Mainland
Transpacific Cable No. 4	Japan, Canada, and the U.S. Mainland
KN-KK	Kuantan and Kota Kinabalu in Malaysia
Southeast Asia-Middle East Western Europe No. 3	32 other countries in Europe, Africa, the Middle East, the Indian subcontinent, Southeast Asia and North Asia
HONTAI-2	Hong Kong and Taiwan
Asia Pacific	Hong Kong, Japan, Singapore, Malaysia and Taiwan
PacRim West	Guam and Australia
M-T	Malaysia and Thailand
Hawaii-5	Hawaii and the U.S. Mainland
C-J	China and Japan
North Pacific	Japan, Alaska and the U.S. Mainland
H-J-K	Hong Kong, Japan and Korea
SEA-ME-WE-2	13 countries in South East Asia, the Middle East and Western Europe, including Singapore, Indonesia, India, Saudi Arabia, Egypt, Italy,

In April 2000, we and 24 other telecommunications administrations signed a construction and maintenance agreement for Asia-Pacific Cable Network 2, a 19,000-kilometer long submarine cable that commenced commercial operations in late 2001 and links the Philippines to China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan. Under the agreement, Asia-Pacific Cable Network 2 is required to deploy dense wavelength division multiplexing technology that will initially allow transmission of 40 gigabits per second of protected traffic. This initial capacity is expected to be upgraded in the future to reach a maximum of 2.56 terabits per second.

Wireless Network Infrastructure

Cellular

Through Smart, we operate a digital GSM network and an analog ETACS network. To meet the growing demand for cellular services, Smart has implemented an extensive deployment program for its GSM network. In 2001, Smart added 841 base stations to its nationwide cellular network, bringing to 2,152 Smart's total GSM base stations in operation. Smart has 29 mobile switching centers, which has raised significantly Smart's GSM network capacity. Further, Smart activated 12 new SMS centers over the past year, bringing its number of SMS centers to 27 as of December 31, 2001. As of December 31, 2001, Piltel had 319 cell sites, 146 of which had analog and digital capability, and 173 of which only had analog capability.

Smart and Piltel have been co-locating their cell sites where their base stations are installed. To date, 22 of Smart's 29 mobile switching centers and 44 of Smart's cell sites are housed in our complexes while 129 cell sites are co-located with Piltel. These operational synergies have allowed Smart to reduce switch installation time from three months to five weeks.

Satellite and VSAT

Mabuhay Satellite controls and operates the Agila II satellite, which has 30 C-band transponders and 24 Ku-band transponders covering the Asia-Pacific region, the Indian subcontinent and Hawaii. Of the 54 transponders, six have restricted usage and another six cannot be utilized due to satellite interference. Through Agila II, Mabuhay Satellite offers Internet service, video and data broadcasting, and bandwidth-on-demand, facilitating communication links between telecommunications, broadcast and other public utility companies operating in the Asia-Pacific region. In December 2000, Agila II joined the U.S. FCC's "Permitted Space Station" list, which permits U.S. owned and operated earth stations in Hawaii to access Agila II for transpacific telecommunications, data, video and Internet-over-satellite traffic and vice versa.

The national communications satellite network which Telesat operates uses VSAT technology to provide voice, facsimile, video and data transmission services to areas in the country that are still underserved or unserved by local telephone operators. Telesat leases transponder capacity from Agila II to provide VSAT services such as multipoint-to-multipoint and point-to-multipoint data transmission services, private point-to-point service, and connectivity for the cell sites of our cellular network in outlying locations.

ACeS Philippines manages, controls and operates its own satellite gateway and other ground infrastructure, including a 13 meter feeder-link C band earth station, beam congruency antenna and equipment that serves as the primary interface between the ACeS system and other telecommunications networks. It uses the Garuda I satellite to provide digital voice services to ACeS mobile and fixed terminal users within the Asian service area.

Interconnection Agreements

Since the issuance of Executive Order 59 in 1993, which requires interconnection of Philippine carriers' networks, we have entered into bilateral interconnection arrangements with other Philippine fixed line and cellular carriers. On April 6, 2001, July 2, 2001 and July 10, 2001, PLDT signed separate amended interconnection agreements with PAPTELCO, Smart and Globe, respectively.

For local calls originating from PLDT and terminating to the cellular network of Smart and Globe, Smart and Globe charge PLDT a rate of 4.50 per minute effective January 1, 2002. From July 1, 2001 to December 31, 2001, Smart and Globe charged PLDT 6.50 per minute. Prior to July 1, 2001, PLDT retained an origination charge of 2.00 on every call terminating to the network of Smart or Globe. The new arrangement will also apply to national long distance calls originating from PLDT and terminating to the cellular network of either Smart or Globe. Under the new agreement, there will be no distinction between access charges for local calls and national long distance calls.

Under a separate agreement between PLDT and PAPTELCO, PLDT will be the transit facility provider between Smart and Globe and PAPTELCO. Transit traffic is an accommodation by PLDT to Smart, Globe and PAPTELCO members where PAPTELCO members have no direct interconnection with either Smart or Globe.

Licenses and Regulation

PLDT and Smart provide telecommunications services pursuant to legislative franchises, which expire, in the case of PLDT, 25 years from November 28, 2003 or the date its current franchise is due to expire and, in the case of Smart, 25 years from March 27, 1992 or the date its current franchise was granted. A franchise holder is required to obtain operating authority from the NTC to provide specific telecommunications services. These approvals may take the form of a CPCN, or, while an application for a CPCN is pending, a provisional authority to operate. See "The Philippine Telecommunications Industry — Regulation and Licensing."

PLDT operates its business pursuant to a number of provisional authorities and CPCNs, the terms of which expire at various times between now and 2028. PLDT's CPCNs to provide services to most of the metropolitan Manila area, Davao and other Philippine cities expire in 2003. Although some of PLDT's CPCNs and provisional authorities have already expired, PLDT filed timely applications for extension of these CPCNs and provisional authorities prior to their respective expiration dates. PLDT continues to conduct its business pending these extensions. PLDT expects that the NTC will grant these extensions, however, we cannot assure you that this will occur. See "Risk Factors — Risks Relating to Us — Our business is significantly affected by governmental laws and regulations, including regulations in respect of our franchises and rates." Piltel holds a CPCN to provide a nationwide cellular telephone service, which expires in August 2019.

Smart operates its national long distance service pursuant to a CPCN, the terms of which will expire upon the expiration of its franchise. Smart operates its other businesses under provisional authorities. A list of these provisional authorities and their terms are set forth in the table below:

Service	Expiration Date
International Gateway Facility	December 15, 2003
Cellular Mobile Telephone System	November 16, 2003
Global Mobile Personal Communications via Satellite	May 22, 2002

The following table sets forth the spectrum system, licensed frequency and bandwidth used by Smart and Piltel:

Carrier	Spectrum System	Frequency Assignment	Bandwidth
Smart	TACS/GSM 900	897.5905/942.6-950 Mhz	7.5 Mhz
	GSM 1800	1725-1730/1820-1825 Mhz	5.0 Mhz
		1730-1732.5/1825-1827.5 Mhz	2.5 Mhz
		1735-1740/1830-1835 Mhz	5.0 Mhz
		1745-1750/1840-1845 Mhz	5.0 Mhz
Piltel	AMPS/CDMA	825-835/845-846.5 Mhz	11.5 Mhz

Operators of international gateway facilities and cellular telephone operators, pursuant to Executive Order 109, are required to install a minimum number of local exchange lines. Of these new lines, operators are required to install one rural exchange line for every 10 urban exchange lines installed. Smart and Piltel were required to install 700,000 and 400,000 lines, respectively, and [each] has received a certificate of compliance from the NTC.

PLDT and Smart are required to pay various permit, regulation and supervision fees to the NTC. PLDT and Smart are currently engaged in disputes with the NTC over some of the assessed fees. For more information on the disputes involving PLDT, see "— Legal Proceedings — NTC Fees."

In a letter dated January 17, 2002, the NTC requested that Smart pay the following fees in respect of its CPCNs and provisional authorities:

Case No.	Fee
92-303	₱3,750,000
93-482	62,510,950
94-220	878,830
96-248	6,815,500
Total	₱73,955,280

On December 19, 1997, Smart filed an Urgent Ex Parte Motion and Manifestation regarding the permit fee assessed by the NTC for CPCN 93-482. Smart contended that the fee should have been calculated on the basis of the actual local exchange carrier project cost, and that therefore the fee should be ₱20.1 million. The NTC has not yet resolved this issue. As of the date of this report, Smart has not paid the assessments set forth above.

Competition

The enactment of the Public Telecommunications Policy Act in March 1995 consolidated the government's various policy issuances governing the telecommunications industry and reaffirmed, among other things, the policy of liberalizing the industry and opening up the telecommunications market to new entrants. See "The Philippine Telecommunications Industry — Regulation and Licensing" for a discussion of the Public Telecommunications Policy Act. Including us, there are 10 major local exchange carriers, 11 international gateway facility providers, and seven cellular service providers in the country, including two providers that were granted cellular licenses in 2000. Many new entrants into the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them access to technological and funding support as well as service innovations and marketing strategies. Consequently, we are facing increasing competition in major segments of the telecommunications industry, particularly local exchange, international long distance and cellular.

Local Exchange Service

The concerted nationwide local exchange line build-out by new entrants in recent years, as mandated by the Philippine government, significantly increased the number of fixed lines in service in the country and resulted in wider access to basic telephone service. The growth of the fixed line market has considerably weakened due to the surge in demand for cellular services and the general slowdown of the national economy. Nevertheless, we have sustained our leading position in the fixed line market on account of PLDT's large line installation programs in the last few years. In most areas, we face one or two competitors. Our principal competitors in the local exchange market are Digitel, BayanTel and Globe. The principal bases of competition in the local exchange market are price, quality of response and repair services, speed of network access and availability of calling features. In addition to competition from other traditional local exchange operators, we are also facing increasing competition from cellular operators for subscriber take-up.

International Long Distance Service

Including us, there are 11 international gateway facility operators in the country. While we have so far been able to maintain a leadership position in this highly competitive segment of the industry, in recent years, our market share has eroded largely as a result of stiff competition not only from other international gateway facility operators but also from international simple resale operators. Rapid advances in technology have also given rise to alternative and cheaper means of long distance communications, such as SMS, e-mail and Internet telephony, further heightening the competition.

With respect to inbound calls into the Philippines, we currently compete for market share primarily through pricing. For example, we adopted the benchmark accounting rate level of US$0.38 per minute set by the U.S. FCC one year ahead of the target date of January 1, 2001. This provided us with increased flexibility to terminate more U.S. traffic into the Philippines, minimize unauthorized traffic termination through international simple resale operations and recover traffic lost due to bypass routings. We have also established points of presence in key cities overseas to capture traffic at its source, maximize the use of our international facilities and develop alternative sources of revenue.

With respect to outbound calls from the Philippines, we compete for market share through our local exchange and cellular businesses, which are the origination points of outbound international calls. We have also introduced a number of marketing initiatives to stimulate growth of outbound call volumes, including tariff reductions and volume discounts for large corporate subscribers.

National Long Distance Service

We remain the leading provider of national long distance service in the Philippines. We have preserved our leadership position in the domestic long distance market due to our significant subscriber base and ownership of the Philippines' most extensive domestic fiber optic network, complemented by a nationwide digital microwave backbone. Until recently, this backbone was the only nationwide backbone infrastructure in the country.

In 1999, the Telecommunication Infrastructure Corporation of the Philippines, or TelicPhil, a consortium of seven other telecommunications companies led by BayanTel, completed its nationwide fiber optic backbone transmission network. This alternative backbone competes with our own nationwide transmission network and long distance facilities. Smart has a 6.3% shareholding in TelicPhil.

Recently, we have also faced competition for national long distance service from the growing number of cellular subscribers, as well as the widespread availability and growing popularity of alternative economical non-voice methods of communication, particularly e-mail and SMS.

Data and Other Network Services

Another rapidly growing segment of the industry is the market for data and other network services, including Internet-based services, spurred by the significant growth of the Internet and e-commerce. Our principal competitors in this area are BayanTel, Globe and Eastern Telecommunications. The principal bases of competition in the data services market are price, customer service and quality of service and network redundancy.

Cellular Service

Competition in the cellular business has intensified with the introduction by competitors of affordably priced handsets offering a range of new functions and features, new and improved plans for postpaid subscribers, reduced rates per minute and aggressive marketing and promotional strategies. Smart's principal competitor in this area is Globe, which acquired Islacom in June 2001. The principal bases of competition are price, including handset cost, quality of service, network reliability, geographic coverage and attractiveness of packaged services.

Cellular operators are also competing actively against each other in launching innovative products and value-added services. The growing range of cellular products and services now include text messaging, voice mail, text mail, international roaming, information-on-demand, mobile banking, e-commerce, and mobile data and cellular Internet access.

Consistent with industry practice and our churn management efforts, we "lock" the handsets we sell to our subscribers, rendering them incompatible with SIM cards issued by our competitors. However, our subscribers may have their handsets "unlocked" by unauthorized parties, for a fee, and purchase new SIM cards from competing operators. Although "unlocking" does not involve significant cost, a subscriber would be required to seek out an establishment that would perform the "unlocking." In addition, switching to another cellular operator would result in a change of the subscriber's cellular telephone number.

We expect competition to increase in the future as new competitors enter the cellular telecommunications market. Digitel has announced that it will commence commercial operations in the second quarter of 2002. In addition, in January 2002, the Supreme Court reinstated BayanTel's license to provide cellular telecommunications service.

Environmental Matters

We have not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of the Philippines. We are not aware that we are not in compliance in any material respect with relevant environmental protection regulations.

Intellectual Property Rights

We do not own any material intellectual property rights apart from our brand names and logos. We are not dependent on patents, licenses or other intellectual property which are material to our business or results of operations, other than licenses to use the software that accompanies most of our equipment purchases.

Properties

PLDT owns four office buildings located in Makati City and owns and operates 187 exchanges nationwide, of which 60 are located in the metropolitan Manila area. The remaining 127 exchanges are located in small cities and municipalities outside metropolitan Manila area. We also own radio transmitting and receiving equipment used for international and domestic communications.

As of December 31, 2001, our principal properties, excluding property under construction, consisted of the following, based on book value:

- 42% consisted of cable and cellular facilities, including our domestic fiber optic network, subscriber cable facilities, inter-office trunking and toll cable facilities and cellular facilities;

- 40% consisted of central office equipment, including three international gateway facilities, seven pure national toll exchanges and 16 combined local and toll exchanges;

- 11% consisted of land and improvements and buildings, which we acquired to house our telecommunications equipment;

- 2% consisted of information origination and termination equipment, including, pay telephones and radio equipment installed for customers use, as well as cables and wires installed within customers' premises; and

- 5% consisted of other work equipment.

For more information on these properties, see Note 6 to the accompanying financial statements.

These properties are located in areas being served by our exchanges. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others.

PLDT's properties are free from any mortgage, charge, pledge, lien or encumbrance. Except for the properties covered by chattel mortgages in favor of Nordbanken AB and ABN Amro Bank AB to secure an outstanding loan of US$10,068,303, all properties of Smart are free from any mortgage, pledge, lien or encumbrance. Substantial properties of Piltel and Mabuhay Satellite are subject to liens.

Legal Proceedings

Except as disclosed in the following paragraphs, PLDT is not a party to, and none of its property is subject to, any pending legal proceedings which PLDT considers to be potentially material to its business.

Quo Warranto Action

On June 4, 1990, the Solicitor General of the Philippines instituted legal proceedings in the Regional Trial Court of Makati City seeking to "oust Philippine Long Distance Telephone Company (PLDT) from exercising its franchise and/or to revoke, cancel and/or pre-terminate its franchise (Act No. 3436, as amended) and/or to break up an unlawful monopoly and give equal and fair opportunity to other service corporations." The Solicitor General cited constitutional and statutory grounds for his action. These include alleged foreign investors' participation in the control and management of PLDT on a basis disproportionate to their holdings of PLDT's capital stock, violation of the requirement that 60% of the capital of a public utility be owned by Philippine citizens, inadequate and costly equipment and service, and blocking of the right of other parties to provide telephone service in the Philippines.

We believe that these allegations are without merit. The Philippine Congress granted PLDT's amended franchise under Republic Act No. 7082 notwithstanding the existence of these proceedings and the opposition of the Solicitor General. The case has been archived by virtue of a court order dated January 20, 1999. No further action has been taken and the case remains inactive. For additional information regarding this case, see "Risk Factors — Risks Relating to Us — PLDT's franchise may be revoked if it is unsuccessful in legal proceedings which are pending."

NTC Fees

Since 1994, following the NTC's rejection of PLDT's formal protest against the assessments by the NTC of permit, supervision and regulation fees, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The basis of these legal proceedings is the NTC's inclusion of stock dividends and capital in excess of the par value of stock in computing these fees, and the NTC's assessment of administrative fees for the increase in PLDT's authorized capital stock even in the absence of NTC's performance of regulatory services. As of September 30, 2001, PLDT has paid under protest ₱611.30 million in supervision and regulation fees and ₱97 million in permit fees.

The Court of Appeals held that the annual supervision and regulation fees should be assessed and collected only on the basis of the par value of PLDT's outstanding capital stock exclusive of capital in excess of par. On appeal filed by the NTC, the Supreme Court, in its decision dated July 28, 1999, ordered the NTC to recompute the fees to be imposed on PLDT on the basis of PLDT's capital stock subscribed or paid, which was defined as the "total amount of the capital that persons have agreed to take and pay for." However, the subsequent assessment issued by the NTC for outstanding supervision and regulation fees also included the amount of stock dividends in the basis of calculation, which PLDT believes is contrary to the dispositive portion of the Supreme Court decision. In view of this, and NTC's failure to resolve PLDT's protest, PLDT filed with the Court of Appeals a Petition for Certiorari and Prohibition with an Application for a Temporary Restraining Order/Writ of Preliminary Injunction to invalidate and permanently enjoin the enforcement of the NTC assessment. Initially, the Court of Appeals issued a temporary restraining order. Thereafter, on December 4, 2000, the Court of Appeals issued a writ of preliminary injunction enjoining the implementation of the NTC's assessment. On February 12, 2001, the Court of Appeals dismissed PLDT's petition. PLDT filed a Motion for Reconsideration of this dismissal. Because the statutory deadline for the payment of the supervision and regulation fees is September 30 of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ, which was granted on September 26, 2001, to be effective until the Motion for Reconsideration is resolved. On March 21, 2002, the Court of Appeals denied PLDT's Motion for Reconsideration and dissolved the restraining/injunctive writ. PLDT intends to file an appeal with the Supreme Court.

Victor C. Fernandez

On December 9, 1999, a holder of preferred shares of stock of PLDT, Victor C. Fernandez, filed a petition against the incumbent directors of PLDT questioning the validity of the resolutions of the board of directors of PLDT then authorizing the acquisition of Smart. Fernandez claimed that he would suffer injury from dilution of his shares and the possible revocation of PLDT's franchise in view of the violation of the Philippine Constitution's foreign equity restrictions if these resolutions were implemented. Fernandez also claimed that the approval rights to be granted to NTT Communications in connection with the Smart acquisition would constitute foreign intervention in the management and operation of public utility and that the Smart shares being acquired by PLDT were overvalued. The respondent directors denied all these claims and have articulated their legal arguments in their answer to the complaint.

Fernandez's application for a restraining order to enjoin the holding of the PLDT stockholders' meeting on December 10, 1999 was denied by the Philippine SEC. At this meeting, the stockholders approved the resolutions passed by the board of directors authorizing the acquisition of Smart. On June 20, 2000, Fernandez's application for a writ of preliminary injunction was denied.

In view of the provisions of Republic Act No. 8799 enacted in July 2000, referred to as the Securities Regulations Code, transferring the jurisdiction of intra-corporate controversies to the Regional Trial Court, the Philippine SEC transferred the case to the Regional Trial Court of Manila. By a motion filed by the parties, the case was later ordered transferred to the Regional Trial Court of Makati City, the proper venue pursuant to the Rules of Procedure Governing Intra-Corporate Controversies. The case was raffled to and is now pending before Branch 142 of the Regional Trial Court of Makati City.

On February 13, 2002, the Makati Court issued an order directing the parties to advise the court of any development, arrangement, status or pending incident within 15 days from receipt of the order and set a hearing on April 22, 2002 for a review conference. The respondent directors filed their compliance with this order in March 2002.

Taxation

National Internal Revenue Taxes

PLDT has filed various cases against the Commissioner of the Bureau of Internal Revenue for refunds and/or tax credit of:

- erroneously paid value added taxes, compensating taxes, advance sales taxes and other internal revenue taxes on PLDT's importation of various equipment, machinery, and spare parts;

- erroneously paid withholding tax on separation pay of employees who availed of the benefits under the Manpower Reduction Program; and
- overpaid value added taxes which were paid based on gross billings, not on gross receipts.

These cases are pending with the Supreme Court and the Court of Tax Appeals, respectively.

Local Business and Franchise Taxes

PLDT currently faces various suits for local business and franchise taxes assessed by different local government units. PLDT believes that under prevailing Philippine laws, it is exempt from the payment of local business and franchise taxes to local government units and it is contesting the assessment of these taxes in all these cases.

On August 8, 2001, PLDT received a decision, dated July 16, 2001, on its petition filed with a Regional Trial Court of the City of Makati appealing the denial of PLDT's protest of the assessments for local franchise taxes in the aggregate amount of ₱594.7 million for the years 1992 to 1994 and ₱1,100 million for the last three quarters of 1995 up to 1998. This decision ordered PLDT to:

- submit its audited financial statements showing its gross receipts for the period from October to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998, so that the City of Makati can make the proper assessment of the tax due;
- pay the City of Makati the sum equivalent to 0.5% of the total gross receipts realized during the period October 1 to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998 after determination of PLDT's annual gross receipts for the subject years; and
- henceforth pay its franchise and business taxes pursuant to Section 137 of Republic Act 7160.

PLDT filed an appeal with Supreme Court on September 20, 2001. In its appeal, PLDT argued, among other things, that:

- the right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of ₱594.7 million has prescribed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;
- PLDT is exempt from local franchise and business taxes by virtue of the equality of treatment clause under the Public Telecommunications Policy Act as confirmed by the Department of Finance through the Bureau of Local Government Finance and is not therefore liable to pay the City of Makati deficiency tax for the years 1995 to 1998 in the amount of approximately ₱1,100 million; and
- assuming (without admitting) that PLDT is liable to pay the franchise tax, the approximate ₱1,684.0 million total assessment is erroneous as it was based on PLDT's total annual gross receipts derived from its overall business operations, while the Local Government Code provides that the franchise tax which can be imposed by the local government unit shall be based on the annual gross receipts derived from within the taxing local government unit territory or, in this case, from the operations of PLDT within the City of Makati only.

In a resolution dated October 22, 2001, the Supreme Court remanded the case to the Court of Appeals. As required by the Court of Appeals, the City of Makati has filed its Comment and PLDT has filed its Reply to the Comment. The case is now pending before the Court of Appeals.

PLDT is also protesting the assessment by the City of Makati of a franchise tax deficiency for 1999 in the amount of ₱298.0 million. On February 26, 2001, PLDT filed a petition in the Regional Trial Court of Makati City to compel the Office of the Makati City Treasurer and the Makati City Law Department to act on PLDT's protest of the assessed franchise tax deficiency for 1999. This case has been suspended pending review by the Court of Appeals of the decision of the Makati City Regional Trial Court in the action in respect of the 1992 to 1998 assessments described above or until further notice.

On December 7, 2001, another case was filed by PLDT against the City of Makati protesting the assessment of local franchise and business taxes for the year 2000 in the amount of ₱307 million.

In another case entitled PLDT vs. the City of Davao, on August 22, 2001, the Supreme Court denied PLDT's Petition for Review on Certiorari and affirmed the decision of the Davao City Regional Trial Court upholding the assessment of local franchise tax in the amount of ₱3.68 million for the year 1999 and denying PLDT's claim for a refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the issue is whether, after the withdrawal of PLDT's exemption under the Local Government Code, PLDT again became entitled to exemption by virtue of Section 23 of Republic Act No. 7925. The Supreme Court ruled that PLDT is not entitled to this exemption, and cited rules in statutory construction holding that tax exemptions are highly disfavored, and that legislative intent must be ascertained from a consideration of the statute as a whole and not merely of a particular provision. The decision stated that the term "exemption" in Section 23 is too general and it does not appear that, in approving Section 23 of Republic Act No. 7925, Congress intended it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of Republic Act No. 7925 cannot be considered as having amended PLDT's franchise so as to entitle it to exemption from local franchise tax. On October 1, 2001, PLDT filed a Motion for Reconsideration of the Supreme Court decision.

PLDT has filed other cases pertaining to the assessments made by other local government units, however, these cases involve amounts significantly lower than the assessments in the cases against the City of Makati. Some of these cases are pending decision by the respective regional trial courts. In each of the other cases in which an unfavorable decision has been rendered against PLDT, PLDT has filed a Petition for Review with the Supreme Court.

PLDT is also a respondent in a case filed by the Province of Pangasinan with the Court of Appeals. On September 12, 2001, the Court of Appeals reversed the decision of the Regional Trial Court of Lingayen, Pangasinan and held that PLDT is exempt from the payment of the local franchise and business taxes. The Court of Appeals denied the Motion for Extension of Time to file a Motion for Reconsideration of the decision of the Regional Trial Court filed by the City of Pangasinan and also denied the Motion for Reconsideration of the Court of Appeals' denial of the Motion for Extension of Time. The Province of Pangasinan filed a manifestation of its intention to elevate the case to the Supreme Court. PLDT is awaiting the appeal of the Province of Pangasinan to the Supreme Court.

Similarly, in a case filed by PLDT against the City of Cebu, the Regional Trial Court declared PLDT exempt from the payment of local franchise tax and granted PLDT's claim for refund. This decision became final on July 6, 2001; however, the City of Cebu filed a Petition for Relief of Judgment with a prayer for preliminary injunction, citing the Supreme Court's decision in the Davao case.

In addition, we have received assessments for local business and franchise taxes in the aggregate amount of ₱2,250.1 million, all of which are under administrative protest.

As of December 31, 2001, the aggregate amount claimed by the plaintiffs in these lawsuits was ₱2,294.0 million with respect to PLDT and ₱196.5 million with respect to Smart. We believe that in the event these lawsuits were decided against us, we believe that our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

Mabuhay Satellite Arbitration

Mabuhay Satellite is presently the respondent in an arbitration commenced by Space Systems Loral, Inc. as a result of a dispute between the parties concerning a joint venture between them. The arbitration hearing has been completed and the parties are awaiting the decision of the arbitrator. If determined adversely to Mabuhay Satellite, the arbitration could result in a finding that Mabuhay Satellite owes Space Systems Loral up to approximately US$18,000,000.

Piltel

In 1999 and 2001, the Philippine SEC investigated Piltel for alleged failure to fully and fairly disclose Piltel's financial condition and the status of its debt obligations. To the knowledge of the Company, these investigations did not result in an adverse finding against Piltel or PLDT. However, the Philippine SEC imposed a fine on Piltel for late filing of the disclosure to the Philippine SEC of the default on the payment of Piltel's debts.

Recently, a Piltel shareholder notified Piltel that it has reasonable grounds to believe that Piltel misrepresented or failed to disclose various liabilities in various audited financial statements. Although no claim has been filed against Piltel, we cannot assure you that a claim on this or other bases will not be filed in the future.

MANAGEMENT

Directors, Key Officers and Advisors

The names, ages, positions and periods of service of our directors, key officers and advisors as of the date of this report are as follows:

Name	Age	Position(s)	Date of Appointment
Antonio O. Cojuangco	50	Director	April 21, 1982
		Chairman of the Board	November 24, 1998
Manuel V. Pangilinan	55	Director President Chief Executive Officer	November 24, 1998
Helen Y. Dee	57	Director	June 18, 1986
Corazon S. de la Paz	61	Director	September 25, 2001
Ray C. Espinosa	45	Director	November 24, 1998
Napoleon L. Nazareno	52	Director President and Chief Executive Officer of Smart	November 24, 1998
Rev. Fr. Bienvenido F. Nebres, S.J	62	Director	November 24, 1998
Albert F. del Rosario	62	Director	November 24, 1998
Pedro E. Roxas	46	Director	March 1, 2001
Taketo Suzuki	57	Director Chief Operating Advisor	March 24, 2000
Mitsuhiro Takase	54	Director	March 24, 2000
Ricardo R. Zarate	60	Director	March 1, 2001
		Executive Vice President	June 1, 1987
Antonio R. Samson	56	Executive Vice President	April 27, 1999
Ma. Lourdes C. Rausa-Chan	48	Senior Vice President,	January 5, 1999
		General Counsel and Corporate Secretary	November 24, 1998
Anabelle L. Chua	41	Senior Vice President and Treasurer	February 26, 2002 February 1, 1999
George N. Lim	49	Senior Vice President	February 26, 1999
Rosalie R. Montenegro	52	Senior Vice President	July 10, 2000
Alfredo S. Panlilio	39	Senior Vice President	May 8, 2001
Claro Carmelo P. Ramirez	41	Senior Vice President	July 1, 1999
Ariel A. Roda	39	Senior Vice President	August 10, 2000
Victorico P. Vargas	50	Senior Vice President	February 15, 2000
Jun R. Florencio	46	First Vice President and Auditor General	March 28, 2000
Christopher H. Young	44	Chief Financial Advisor	November 24, 1998
Anastacio R. Martirez	48	Head, Personal Communications and Mobile Services Division of Smart	September 1, 1993
Peter J. Lawrence	43	Chief Financial Advisor to Smart	November 9, 1998
Donald J. Rae	40	Chief Operations Advisor to Smart	January 1, 1999

The business address of Napoleon L. Nazareno, Anastacio R. Martirez, Peter J. Lawrence and Donald J. Rae is Smart Tower II, Ayala Avenue, Makati City, Philippines. The business address of each of the other directors, key officers and advisors identified above is the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

In connection with the initial acquisition of its interests in PLDT, First Pacific and its affiliates agreed to vote to support the election of Antonio O. Cojuangco as a director and non-executive chairman of PLDT for a period of two years, expiring in November 2000, and Helen Y. Dee as a director of PLDT for two years, expiring in June 2001.

The following is a brief description of the business experience during the past five years of each of our directors, key officers and advisors.

Mr. Antonio O. Cojuangco, the chairman of our board, served as president and chief executive officer of PLDT for over 12 years until November 1998, when he assumed the chairmanship of the board. He also holds the chairmanship of the Bank of Commerce, FCB Manila and CAP Life Insurance Corporation, and sits on the boards of C&O Investment Realty Corporation, Kuok Phil. Properties, Inc. and Philippine Telecommunications Investment Corporation.

Mr. Manuel V. Pangilinan, PLDT's president and chief executive officer and chairman of the board of Smart, founded and was the managing director of First Pacific prior to his appointment as its executive chairman in February 1999. He is also the chairman of Metro Pacific Corporation, Fort Bonifacio Development Corporation, FPB Bank Holding Company, Inc., First Pacific Davies Holdings, Inc., a member of the supervisory board of P.T. Darya Varya Laboratoria tbk, and president commissioner of P.T. Indofood Sukses Makmur tbk. He also holds directorships in Negros Navigation Co., Inc., Metro Asia Link Holdings, Inc., Bonifacio Land Corporation, Enterprise Investments Holdings, Inc. and several property development and management companies. Mr. Pangilinan is also the chairman of the board of some subsidiaries of PLDT.

Ms. Helen Y. Dee is the chairman and president and/or chief executive officer of Hydee Management & Resources Corporation, Tameena Resources, Inc. and House of Investments, and chairman of Lander Corporation and Manila Memorial Park Cemetery Inc. She is the president and/or chief executive officer of Moira Management, Inc., HI-Daie Trading Co., Inc. and Equitas Insurance Brokers, Inc. She is the vice chairman of Zurich Insurance (Taiwan Ltd.) and also sits on the boards of Chailease Finance Corporation, KK Converter, Inc. and EEI Corporation.

Ms. Corazon S. de la Paz is the chairman and president of the Social Security System. Until June 30, 2001, she was a senior partner and the chairman of Joaquin Cunanan & Co., a member firm of PricewaterhouseCoopers Worldwide. She is a director of San Miguel Corporation, Equitable PCI Bank, Ionics Corporation, Philex Mining Corporation and Republic Glass Holding Corp. She is also a trustee of several educational and non-profit organizations.

Atty. Ray C. Espinosa is a managing director of ePLDT. Until June 30, 2000, he was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan. He is a member of the boards and/or corporate secretary of Cyber Bay Corporation, Bright Moon Cable Networks, Inc., Triumph International (Philippines), Inc. and Hotel Interactive Systems, Inc. Atty. Espinosa is also a director of some subsidiaries of PLDT.

Mr. Napoleon L. Nazareno is the president and chief executive officer of Smart and the executive chairman, president and chief executive officer of Piltel. From August 1, 1995 until December 1999, he was the president and chief executive officer of Metro Pacific Corporation and is currently on its board of directors. He is the chairman of the board of I-Contacts Corporation and Intercommerce Network Services, Inc. He also holds directorships in Metro Pacific Corporation, Fort Bonifacio Development Corporation, Bonifacio Land Corporation, ACeS Cellular Corp., several property development and management companies and some subsidiaries of PLDT.

Rev. Fr. Bienvenido F. Nebres, S.J. is the president of the Ateneo de Manila University and a member of the board of trustees of several other private educational institutions. He is chairman of the board of Center for Leadership and Change, Inc., a leadership training institution, and LEAP, Inc., which works with farmers.

Mr. Albert F. del Rosario is currently the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the chairman of Gotuaco del Rosario and Associates Inc., Philippine Indocoil Corporation, Salim Philippines Inc., Free Rural Eye Clinic Foundation and the Executive Committee of Asia Traders Insurance Corporation, and the president of ADR Holdings Inc., ARS Reinsurance Brokers Inc. and Pacific Plaza Towers Management Services Inc. Mr. del Rosario also sits on the boards of Infrontier (Philippines) Inc., LR Phil. Realty Corporation, Philippine Telecommunications Investment Corporation, Metro Strategic Infrastructure Holdings Inc., Pacific Plaza Condominium Corporation, Pacific Plaza Towers

Condominium Corporation and the Philippine Cancer Society.

Mr. Pedro E. Roxas is the chairman and chief executive officer of Central Azucarera Don Pedro and Central Azucarera de La Carlota. He is the president of Roxaco Land Corporation and the executive vice president and treasurer of Roxas & Company, Inc. He is also the chairman of Batangas Assets Corporation and holds directorship in Banco Santander Philippines, Inc., Philippine Sugar Millers Association, Inc. and Fuego Development Corporation. Mr. Roxas is also a director of the following non-profit organizations: Fundacion Santiago, Hospital Espanol de Santiago, Club Punta Fuego, Roxas Antonio & Eduardo Gargollo Foundation, Philippine Business for the Environment and Habitat for Humanity.

Mr. Taketo Suzuki is chief operating advisor of PLDT. He was the vice chairman of the board of directors and a senior technical advisor of Smart from 1995 to March 2000. He is a board advisor of NTT World Telecommunications Company.

Mr. Mitsuhiro Takase is the senior vice president-general affairs department and the legal and internal audit department of NTT Communications. Mr. Takase has also been a member of the board of directors of NTT Communications since June 16, 2001. From 1996 to 1998, he was the vice president — strategic planning and international cooperation department of the global business headquarters of NTT Corporation, in charge of strategic planning and general personnel matters for NTT's international/overseas business. Prior to that, he was in charge of the marketing and management of consulting/engineering projects mainly in Asian countries, as vice president and general manager of the Telecommunications Consulting Department of NTT International Corporation.

Mr. Ricardo R. Zarate is an executive vice president of PLDT and is now head of PLDT's fixed line business. From 1996 to 2000, he was the executive vice president for the network services group, in charge of operations and maintenance, regional business and technical and operations support. He also sits on the boards of several PLDT-affiliated companies, including Smart, and is a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. Antonio R. Samson is an executive vice president of PLDT. He is concurrently president and chief executive officer of Mediaquest Holdings, Inc. Since joining PLDT in 1982, he has been a senior officer in various capacities. His business experience includes strategic planning, human resources and administration, public relations and advertising, property management and media relations. Mr. Samson is also a director of a subsidiary of PLDT.

Ms. Ma. Lourdes C. Rausa-Chan was the group vice president for legal affairs of Metro Pacific Corporation and was the corporate secretary of some subsidiaries of Metro Pacific Corporation prior to her election as general counsel and corporate secretary of PLDT in November 1998. She served as a director of PLDT from March 17, 2000 to February 28, 2001 and is a member of the boards and/or corporate secretary of some subsidiaries of PLDT.

Ms. Anabelle L. Chua, was a vice president at Citibank, N.A. where she worked for 10 years prior to her appointment as first vice president in March 1998, as treasurer in February 1999 and as senior vice president on February 26, 2002. She has over 15 years of experience in the areas of corporate finance, treasury, financial control and credit risk management. Ms. Chua is also a director of some subsidiaries of PLDT and is a member of the board of trustees of the PLDT Beneficial Trust Fund.

Mr. George N. Lim is senior vice president for the network development and provisioning group of PLDT. He is also a director of Philippine Bright Moon Cable, Tarlac Cable, Satellite Cable TV (Pangasinan), Cavite Cable (Imus), Isla Cable (Tanauan, Batangas), Hotel Interactive Systems, FilCredit Finance, Capital Development Corporation and several PLDT subsidiaries.

Ms. Rosalie R. Montenegro is senior vice president for multi-channel contact centers and service quality group of PLDT. Prior to that, she served as consumer banking head of ABN-AMRO Savings Bank and vice president for remote banking of ABN-AMRO Consumer Bank, Singapore Regional Office from 1997 to 1999. She also worked as vice president for customer service of telecoms/information/media and entertainment of

BayanTel and was vice president for global consumer banking, CitiPhone banking and service quality director of Citibank N.A. from 1985 to 1996. Ms. Montenegro is also a director of and president of Vocativ Systems, Inc. and Parlance Systems, Inc.

Mr. Alfredo S. Panlilio is senior vice president for the corporate business group of PLDT. He has over 15 years of experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. Prior to joining PLDT in July 1999, he was the vice president for business development of the Lopez Communications Group (ABS-CBN Broadcasting, BayanTel and SKYCable). Mr. Panlilio is also a director of Acasia Communications, Sdn. Bhd. and some subsidiaries of PLDT.

Mr. Claro Carmelo P. Ramirez is senior vice president for the retail business group of PLDT. He has over 20 years of work experience in the field of marketing. He worked as associate director for Colgate Palmolive Company, Global Business Development in New York, and as marketing director for Colgate Palmolive Argentina, S.A.I.C. Prior to his appointment as senior vice president in July 1999, he was the marketing director of Colgate Palmolive Philippines, Inc. He is also the chairman of Contact World, Inc. and a director of a subsidiary of PLDT.

Mr. Ariel A. Roda has over 15 years of work experience in the field of information technology. He held various positions in Manila Electric Company and was senior manager, head-information technology prior to his appointment as a first vice president for information systems of PLDT in April 1999. He is a managing director of ePLDT and president of mySecureSign, Inc. He is a director of some subsidiaries of PLDT.

Mr. Victorico P. Vargas has over 20 years of work experience in the field of human resource management. Prior to his appointment as senior vice president for human resources and organization development of PLDT in February 2000, he was the human resources head of Citibank N.A., Philippines, and country human resources officer of Citibank, N.A., Bangkok.

Mr. Jun R. Florencio is our auditor general and first vice president for audit and assurance. He held various positions in the finance department of Eastern Telecommunications and was the financial controller of Smart for four years prior to his appointment as vice president and head of the financial reporting and control sector of PLDT in April 1999.

Mr. Christopher H. Young, our chief financial advisor, served with PricewaterhouseCoopers in London and Hong Kong from 1979 until 1987, at which time he joined First Pacific in Hong Kong as group financial controller. He joined Metro Pacific Corporation in 1995 as finance director, a position he held until he joined us in November 1998. He is currently a director of Metro Pacific Corporation and Bonifacio Land Corporation.

Mr. Anastacio R. Martirez is currently the head of personal communications and mobile services of Smart. He has been involved in general and marketing management for over 25 years with experience in consumer packaged goods, consumer and industrial lighting, telecommunications and banking. He has also held senior marketing positions for SKYCable, Philipps Electronics and Lighting and Citytrust Banking Corporation. He is also a director of some subsidiaries of PLDT.

Mr. Peter J. Lawrence, chief financial advisor to Smart, is a chartered accountant and spent a number of years as a senior tax consultant with Arthur Andersen & Co. (Australia). He joined First Pacific in 1991 as vice-president for group taxation and, in January 1996, was promoted to the position of finance director — Asia Link Holdings Limited (the telecommunications arm of First Pacific).

Mr. Donald J. Rae, the chief operations advisor to Smart, served as the chief operating officer for Time Telecommunications Sdn. Bhd. in Malaysia prior to joining Smart. He also spent over ten years with Deloitte & Touche Consulting specializing in the Asian telecommunications sector.

Terms of Office

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The term of office of all officers is coterminous with that of the board of directors that elected or appointed them.

Family Relationships

None of the directors or key officers of PLDT are related to each other.

Compensation

The aggregate compensation paid to the directors, the chief executive officer and all other key officers as a group for 2001 was ₱187.2 million.

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director's fee in the amount of ₱125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director's fee. Each of the 15 members or advisors on the audit, executive compensation and finance committees is entitled to a fee in the amount of ₱50,000 for each committee meeting attended.

There are no agreements between PLDT and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT's retirement plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, of PLDT approved the executive stock option plan covering a total of 1,289,745 shares of common stock and the amendment of the seventh article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of the 1,289,745 shares of common stock pursuant to the executive stock option plan.

Stock options may be granted pursuant to the executive stock option plan to management executives and advisors/consultants of PLDT. The executive compensation committee of our board determines the eligibility of a management executive or advisor/consultant to receive a stock option, as well as the number of shares of common stock to be covered by each stock option.

Stock options granted under the executive stock option plan become fully vested after the completion of five years from the relevant option offer date. An option holder may exercise his option to purchase that number of vested shares of common stock underlying his option, in whole or in part, at the price at ₱814 per share, subject to adjustment upon the occurrence of specific events described in the executive stock option plan. The option holder is required to give written notice of exercise to the executive compensation committee, indicating the number of vested shares to be purchased, accompanied by payment in cash of the full amount of the purchase price for those shares.

Share Ownership

The following table sets forth information regarding ownership of our common stock and executive stock options as of March 31, 2002 by our continuing directors, executive officers and advisors. Each individual below owns less than 1% of our outstanding common stock.

Name of Owner	Shares of Common Stock	Shares of Common Stock Underlying Executive Stock Options(1)
Antonio O. Cojuangco	*	—
Manuel V. Pangilinan	*	97,571
Helen Y. Dee	*	—
Corazon S. de la Paz	*	—
Ray C. Espinosa	*	—

Napoleon L. Nazareno	*	—
Rev. Fr. Bienvenido F. Nebres, S.J	*	—
Albert F. del Rosario	*	—
Pedro E. Roxas	*	—
Taketo Suzuki	*	—
Mitsuhiro Takase	*	—
Ricardo R. Zarate	*	39,464
Antonio R. Samson	*	28,644
Ma. Lourdes C. Rausa-Chan	*	22,302
Anabelle L. Chua	*	13,738
George N. Lim	*	13,256
Rosalie R. Montenegro	*	—
Alfredo S. Panlilio	*	11,151
Claro Carmelo P. Ramirez	*	14,496
Ariel A. Roda	*	13,938
Victorico P. Vargas	*	—
Jun R. Florencio	*	10,593
Anastacio R. Martirez	*	—
Christopher H. Young	*	—
Peter J. Lawrence	*	—
Donald J. Rae	*	—

---

* Less than 1% of the outstanding common stock

(1) As of March 31, 2002, under PLDT's executive stock option plan, options to purchase 265,153 common shares have been granted to the executive officers listed in the table above. No options have been granted to directors. All outstanding options are exercisable at an exercise price of ₱814.00 per share and have an expiration date of December 10, 2009. No outstanding options were exercisable until December 10, 2001, at which time 25% became exercisable. An additional 25% will vest annually on December 10, 2002, 2003 and 2004.

Audit, Executive Compensation and Finance Committees

Our board of directors is authorized under the bylaws to create committees as it may deem necessary. Some of the committees formed were the audit, executive compensation and finance committees, the purpose of which is to assist our board of directors.

Audit Committee

Our audit committee is composed of four members, two of whom are regular members of our board of directors. The member directors are Fr. Bienvenido F. Nebres, S.J., who is also the chairman, and Pedro E. Roxas. The other members of the audit committee are Juan B. Santos and Roberto R. Romulo. Taketo Suzuki, who is a member of our board of directors, is an advisor to the audit committee.

As provided for in the audit committee charter, the purpose of the audit committee is:

- to oversee our accounting and financial reporting principles and policies and internal audit controls and procedures;
- to oversee our financial statements and the independent audit thereof;
- to select, evaluate and, where deemed appropriate, replace our outside auditors, or nominate our outside auditors to be proposed for stockholder approval in any proxy statement; and
- to evaluate the independence of our outside auditors.

Executive Compensation Committee

Our executive compensation committee is composed of four members, three of whom are regular members of our board of directors. Albert F. del Rosario, who chairs the committee, Atty. Ray C. Espinosa and Pedro E. Roxas are regular members of our board of directors. The fourth member of the committee is Oscar S. Reyes. Taketo Suzuki, who is a member of our board of directors, is an advisor to the committee.

Finance Committee

Our finance committee is composed of four members, three of whom are regular members of our board of directors. Corazon S. de la Paz, who chairs the committee, Antonio O. Cojuangco and Napoleon L. Nazareno are regular members of our board of directors. Christopher H. Young is the fourth member. Mitsuhiro Takase is an advisor to the committee.

Employees and Labor Relations

As of December 31, 2001, PLDT's total number of employees was 12,915, of which 57% were rank and file, 40% were management/supervisory staff and 3% were executives. This number represents a decrease of 370 employees, or approximately 2.8%, from the staff level as of the end of 2000, mainly as a result of the manpower reduction program we initiated in 1995. From a peak of 20,312 at the end of 1994, the number of our employees declined by 7,397, or 36%, by the end of 2001.

We consider our relationship with our rank and file employees union, our supervisors' union and our sales supervisors' union to be good. We are currently engaged in a dispute with our supervisors' union regarding wages and signing bonuses, among other things. On March 4, 2002, we and our supervisors' union agreed to submit the matter to the Department of Labor and Employment for resolution. We were also involved in a labor dispute with the sales supervisors' union in 1999, in connection with which the Department of Labor and Employment settled the dispute and awarded a salary increase to union members. The Department of Labor and Employment, among other things, dismissed the union's allegations against PLDT of union busting and unfair labor practices.

Pension and Retirement Benefits

PLDT has a trusteed, non-contributory defined benefit plan covering all permanent and regular employees. The benefit plan provides benefits upon normal retirement beginning at age 65, early retirement beginning at age 50 or completion of at least 30 years of credited service, voluntary separation beginning at age 40 and completion of at least 15 years of credited service, total and physical disability, death and involuntary separation. Benefits are based on the employee's final monthly basic salary and length of service.

The normal retirement benefit is equal to a percentage of the final monthly basic salary per year of credited service. The percentage is 100% for those with less than 15 years of service at retirement and 125% for those with 15 years of service at retirement. Thereafter, the percentage increases by 5% for every additional year of credited service up to a maximum of 200%. The early retirement benefit is equal to the accrued normal retirement benefit with salary and service at the date of early retirement.

The benefit plan's assets include indirect ownership of 100% of the shares of Home Cable. As described under "Business — Information and Communications Technology — Other Investments," all of the shares of Home Cable are pledged to a group of lenders as security for a loan of Home Cable, in respect of which Home Cable has defaulted on payment. As of the date of this report, the related lenders have not declared an event of default or accelerated this loan. In the event these lenders declare an event of default under the loan, the lenders would be entitled to foreclose on or sell the shares in Home Cable to satisfy amounts outstanding under the loan, and the benefit plan would lose its indirect ownership in these shares.

In the event the benefit plan's assets were insufficient to pay the required retirement benefits, PLDT would be obligated to fund the amount of the shortfall. In addition, claims of PLDT's employees for retirement benefits that have accrued would rank above the claims of all other creditors of PLDT, in the event of PLDT's bankruptcy or liquidation.

We spent ₱920.1 million for pension, retirement and similar benefits for our employees for the year 2001.

For more information about the benefit plan, see Note 14 to the accompanying financial statements.

Employees' Stock Plan

Since 1966, PLDT has had an employees' stock plan under which shares of common capital stock may be offered and sold to our regular employees, other than directors, at a discount from market value. On September 27, 1999, our board of directors approved the amendments to the employees stock plan changing the plan name to "PLDT Stock Purchase Plan" and limiting the coverage of the plan to rank-and-file and supervisory employees. These amendments were approved by our stockholders at a special meeting held on December 10, 1999.

Beginning January 3, 2000 to March 31, 2000, we made our ninth offering under the PLDT Stock Purchase Plan, under which we made available up to 991,200 shares of common stock to all eligible employees as of January 3, 2000. The shares were offered at a discounted price of ₱877.63 per share, which was 85% of the average market price of our common stock on the Philippine Stock Exchange on January 3, 2000. The 36-month installment payment period began on April 30, 2000 and will end on April 15, 2003. As of December 31, 2001, the maximum number of shares remaining to be offered under the plan was 2,164,713 shares. We believe that the PLDT Stock Purchase Plan gives our employees the opportunity to invest in our company on beneficial terms and broadens our shareholder base.

Legal Proceedings

On April 10, 2001, a group of private individuals filed a complaint with the Office of the Ombudsman against former President Joseph Estrada and other individuals, including Mr. Manuel V. Pangilinan, who is our president, chief executive officer and one of our directors. The complaint alleged that the defendants were involved in acts involving direct and indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials and/or "economic plunder." In the case of Mr. Pangilinan, the complaint alleged that a ₱20 million check issued by Mr. Pangilinan was deposited in a bank account owned by former President Estrada. The Office of the Ombudsman reviewed the charges against Mr. Pangilinan to determine whether there is probable cause to warrant prosecution of the charges before the Sandiganbayan, a special court that hears anti-graft cases. Mr. Pangilinan has filed a counter-affidavit with the Office of the Ombudsman to refute the allegations against him and believes, based on the advice of his counsel, that the complaint against him was without merit. The investigation by the Office of the Ombudsman into the matters raised by the complaint and its prosecution of Mr. Estrada continues.

OWNERSHIP OF CAPITAL STOCK

The following table sets forth information regarding ownership of PLDT common stock as of March 31, 2002 for all shareholders known to us to beneficially own 5% or more of PLDT's common stock. All shares of PLDT's common stock have one vote per share.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percentage of Class
First Pacific(2)	53,238,376	31.50
PCD Nominee Corporation(3)	45,064,139	26.66
Citibank, N.A., Manila(4)	31,464,890	18.61
NTT Communications(5)	25,266,971	14.95
Social Security System(6)	12,543,129	7.42

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(1) Under the rules of the U.S. Securities and Exchange Commission, and as used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. In addition, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2002, through the exercise of any option or warrant. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 169,031,501 shares of common stock outstanding as of March 31, 2002.

(2) Consists of shares held by affiliates of First Pacific, including 25,994,263 shares held of record and 40,000 shares held in street name by and for Philippine Telecommunications Investment Corporation; 6,717,319 shares held of record and 455,000 shares held in street name by and for Larouge B.V.; 2,919,260 shares held of record by Asia Link, B.V.; and 17,112,534 shares held of record by Metro Pacific Resources, Inc.

(3) Registered owner of shares beneficially owned by participants in the Philippine Central Depository, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines.

(4) Shares held of record by Citicorp Trade Services Limited, Citibank, N.A., Manila's nominee. Citibank, N.A., Manila is the depository of shares underlying American Depository Shares.

(5) Shares held of record by NTTC-UK, which is a wholly-owned subsidiary of NTT Communications.

(6) Includes 7,518,340 shares held of record by PCD Nominee Corporation.

As of March 31, 2002, 86.9% of the outstanding capital stock of PLDT was registered in the names of Philippine persons.

CERTAIN INDEBTEDNESS

Overview of PLDT's Indebtedness

PLDT obtains credit from a variety of sources, including bank loans and capital markets issuances. As of December 31, 2001, PLDT on an non-consolidated basis had US$2,775.7 million aggregate principal amount of outstanding indebtedness (including short-term debt). Approximately 97.1% of PLDT's non-consolidated long-term debt is denominated in currencies other than Philippine pesos, predominately U.S. dollars, and 33.8% accrues interest at a floating rate. US$1,663.0 million of this debt is scheduled to mature through 2005.

PLDT's aggregate outstanding indebtedness on an unconsolidated basis as of December 31, 2001 and their respective maturities are shown below:

Maturity	Aggregate Outstanding Indebtedness	
	(in millions)	
2002	US$363.8	₱18,803.0
2003	572.0	29,567.3
2004	404.5	20,910.3
2005	322.7	16,680.3
2006 and onwards	1,112.7	57,516.2

For a discussion of some of the covenants, including financial ratios, negative pledges and defaults under our debt instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants."

Loans Supported by Export Credit Agencies

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest creditor. As of December 31, 2001, we owed US$474.9 million aggregate principal amount to KfW, as follows:

- US$359.9 million provided under various export credit agency-backed facilities in connection with our expansion and service improvement programs;
- US$58.9 million provided for the 15% down payment portion without guarantee/insurance cover from export credit agencies; and
- US$56.1 million provided under three other credit facilities.

Interest on these loans accrues at various fixed rates ranging from 5.65% to 8.03%, and various variable rates based on LIBOR plus 0.55% to 1.5%, in each case payable semi-annually. US$95.5 million of our KfW loans matures in 2002, US$88.9 million matures in 2003, US$87.7 million matures in 2004, US$82.5 million matures in 2005 and US$120.3 million matures in 2006 or later. Principal and interest on these loans are generally payable in equal semi-annual installments.

On January 25, 2002, PLDT signed two loan agreements with KfW that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under our existing loans from KfW becoming due from January 2002 until December 2004. The facility is a nine-year loan, inclusive of a two-year grace period during which no principal is payable, and is to be disbursed over a three-year period. One of the agreements enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans which they are to repay fall due, are currently available. The loan agreements have been amended to provide that in the event that (1) by June 30, 2002, PLDT has not placed a bond having a principal amount of at least US$250 million and having a 10 year term, (2) by June 30, 2002, PLDT has not been granted a loan from Japan Bank for International Cooperation, (3) by December 31, 2002, Japan Bank for International Cooperation and/or other similar lenders do not agree to provide PLDT with an aggregate of at least US$100 million and (4) by December 31, 2002, PLDT has not received financing in an aggregate amount of at least US$350 million from bank loans or the capital markets or other sources, including a sale of shares in Smart, then KfW will not be obligated to make additional disbursements under the new KfW facility and PLDT will be required to promptly repay the entire principal amount outstanding under the facility.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export Import Bank of Japan, the Export Import Bank of the United States, and the respective export credit agencies from France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$292.0 million as of December 31, 2001. Interest on these loans accrue at various fixed rates ranging from 5.83% to 7.95% and various variable rates based on the lender's cost of funds plus 0.20% and LIBOR plus 0.15% to 1.95%, and are payable either quarterly or semi-annually. US$59.8 million matures in 2002, US$57.8 million matures in 2003, US$56.4 million matures in 2004, US$45.2 million matures in 2005 and US$72.8 million matures in 2006 or later.

Bank Loans

¥19.807 Billion Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, ¥19.015 billion of which is outstanding as of the date of this report. Amounts borrowed under the facility accrue interest at a floating rate equal to Japanese Yen LIBOR plus 0.9% and annual facility fees of 0.15%, payable semi-annually. 94% of the original principal amount of this loan is payable at maturity. This loan has a final maturity on June 18, 2003.

US$150 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$103.5 million of which was outstanding as of the date of this report. Interest on this loan accrues at a rate of LIBOR plus 1.75%, payable semi-annually. PLDT also pays annual fees of 0.95%, payable semi-annually. The outstanding principal amount of this loan is payable at maturity. This loan is scheduled to mature on December 22, 2003.

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$172.8 million of which was outstanding as of December 31, 2001. These loans were amended in August 2001 to increase the maximum total debt to EBITDA ratio that PLDT on an unconsolidated basis is permitted to maintain for the terms of the loans. Approximately US$80.2 million of the FMO loan accrues interest at an annual rate of LIBOR plus 2.05% and matures on September 1, 2007, while approximately US$42.7 million of the FMO loan accrues interest at an annual rate of LIBOR plus 1.95% and matures on September 1, 2005. The EKN and ECGD loans accrue interest at annual rates of 7.89% and 7.15%, respectively, and both loans mature on December 31, 2007. Principal and interest on these loans are payable in equal semi-annual installments.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of ₱1.7 billion, ₱1.1 billion of which was drawn and outstanding as of December 31, 2001. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan accrues interest at an annual rate of 11.18%, payable quarterly, and has a final maturity on October 26, 2005.

Principal is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date
Payments 1-7	3.5%
Payments 8-11	8.875%
Payments 12-15	10.00%

Fixed Rate Global Bonds

PLDT has eight series of non-amortizing fixed rate global bonds outstanding, as follows:

Principal Amount	Interest Rate	Maturity
US$100,000,000	9.125%	August 1, 2002
US$125,000,000	8.50%	June 30, 2003
US$204,265,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.25%	June 30, 2006
US$200,000,000	7.85%	March 6, 2007
US$175,000,000	10.50%	April 15, 2009
US$300,000,000	8.35%	March 6, 2017

₱2.77 Billion Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvements and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of ₱1.5 billion, of which ₱230 million accrues interest at an annual rate of 13.965% and matures on November 11, 2002, ₱500 million accrues interest at an annual rate of 15.137% and matures on November 9, 2004, and ₱770 million accrues interest at an annual rate of 15.816% and matures on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of ₱1.27 billion, of which ₱360 million accrues interest at an annual rate of 12.875% and matures on June 9, 2003, ₱100 million accrues interest at an annual rate of 14.0% and matures on June 9, 2005 and P810 million accrues interest at an annual rate of 15.0% and matures on June 9, 2010.

Smart

As of December 31, 2001, Smart had US$419.8 million aggregate principal amount of term loans outstanding, which are scheduled to mature as follows:

Maturity	Aggregate Outstanding Indebtedness	
	(in millions)	
2002	US$88.5	₱4,574.9
2003	93.2	4,818.9
2004	89.4	4,622.1
2005	89.1	4,603.1

2006 and onwards...	59.6	3,080.3

The loan facilities for Phases 1 to 4 of the GSM network expansion are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006 and have annual interest rates ranging from 5.16% to 7.75%.

On June 8 and June 14, 2001, Smart signed its GSM Phase 5 financing comprised of US$195 million and ₱1 billion loans, respectively. The US$195 million loans are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007 and have interest rates of LIBOR plus 1.425% in respect of US$150 million and LIBOR plus 3.25% in respect of US$45 million. The ₱1 billion facility is payable quarterly with final repayment in December 2005 and bears interest at 12.81%. As of December 31, 2001, both loan facilities were fully drawn.

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, which has the same terms as the Phase 5 US$195 million loans described above. As of December 31, 2001, the Phase 5B facility was undrawn but has been fully drawn in the first quarter of 2002.

In addition, on January 9, 2002, Smart signed a loan facility in the amount of ₱300 million. This loan has been fully drawn.

Smart's loan agreements contain restrictions which limit Smart's ability to pay dividends, make distributions to its stockholders or otherwise provide funds to its stockholders or affiliates without the consent of the lenders. In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arms length terms and for valuable consideration.

Smart's loan agreements also contain a number of covenants requiring Smart to comply with certain financial tests and customary and other defaults that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

- cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;
- failure by Smart to comply with certain financial ratio covenants referred to above;
- any reduction in PLDT's ownership of Smart stock below 51% of the total of each class of Smart stock outstanding;
- any reduction in First Pacific's and its affiliates' collective ownership of PLDT common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and
- the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreement with the lender or that the lender believes materially impairs an applicable guarantor's ability to perform its obligations under an applicable guaranty.

TAXATION

The following is a summary of material Philippine, Hong Kong and United States federal tax consequences to United States Holders (as defined below) of ownership of shares of Common Capital Stock ("Common Stock"), ADRs and GDRs (collectively, the "Equity Securities") and of PLDT's 10.625% Notes due 2004, 9.875% Notes due 2005, 9.125% Notes due 2002, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017 and 10.5% Notes due 2009 (the "Debt Securities" and, collectively with the Equity Securities, the "Securities"). This summary is based upon laws, regulations, rulings, income tax treaties, administrative practice and judicial decisions in effect at the date of this Annual Report (including the Philippine National Internal Revenue Code of 1997 (the "Philippine Tax Code"), the income tax treaty between the Philippines and the United States (the "Philippines-United States Tax Treaty"), and the United States Internal Revenue Code of 1986, as amended (the "United States Tax Code") and the Treasury Regulations promulgated thereunder (the "Regulations")). Legislative, judicial or administrative changes or interpretations may alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of Securities.

This summary does not address all tax aspects that may be important to a holder of Securities. The tax treatment of a holder of Securities may vary depending on such holder's particular situation, and certain holders (including holders such as dealers, insurance companies, tax-exempt organizations, financial institutions and persons who own, constructively or actually, 10% or more of the total voting power or total value of PLDT's stock) may be subject to special rules not discussed. Moreover, except as expressly noted, the state, local and foreign tax consequences are not discussed below. The summary of United States federal taxation deals only with Securities held as capital assets by United States Holders whose functional currency is the United States dollar. For purposes of this summary, the term "United States Holder" means a beneficial owner, for United States federal income tax purposes, of a security that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state of the United States, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) at least one United States person has authority to control all substantial decisions of the trust, or (v) a person or entity otherwise subject to United States federal income taxation on a net income basis in respect of the Securities. The summary of Philippine taxation deals only with United States Holders that hold securities as capital assets.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Equity Securities

Philippine Taxation

Taxes on Exchange of ADRs for Common Stock and GDRs for Convertible Preferred Stock

Philippine capital gains or stock transaction taxes and documentary stamp taxes may be payable upon the transfer of shares of Common Stock to a holder of ADRs or shares of Convertible Preferred Stock to a holder of GDRs. See "Capital Gains Tax and Stock Transaction Tax" and "Documentary Stamp Taxes."

Taxation of Dividends

Under the Philippine Tax Code, dividends paid by a Philippine corporation to non-resident aliens engaged in trade and business within the Philippines are subject to tax at a rate of 20%. Dividends paid to non-resident aliens not engaged in trade and business within the Philippines are subject to tax at a rate of 25%. Dividends paid to non-resident non-Philippine corporations not engaged in a trade or business in the Philippines by domestic corporations liable to tax under the Philippine Tax Code are generally subject to income tax at the rate of 32% subject to applicable preferential tax rates under tax treaties in force between the Philippines and the country of domicile of such non-resident non-Philippine corporation. The 32% rate for dividends paid to non-resident non-Philippine corporations may be reduced to a special 15% rate if (i) the country in which the non-resident non-Philippine corporation is domiciled imposes no taxes on foreign source dividends (this condition is not satisfied in the case of such corporations domiciled in the United States) or (ii) the country in which the non-resident non-Philippine corporation is domiciled allows a credit against the tax due from the non-resident non-Philippine corporation taxes deemed to have been paid in the Philippines equivalent to 17% (this latter condition is not satisfied, in the case of corporations domiciled in the United States, if such corporations own less than 10% of the voting stock of PLDT). Under rulings issued by Philippine tax authorities, Hong Kong is viewed as falling within clause (i) and, thus, companies that are organized in Hong Kong that are not engaged in trade or business in the Philippines may be entitled to the benefit of the special 15% rate. Such rulings, however, were based upon the laws of Hong Kong as in effect at the time such rulings were issued, and any subsequent changes in the relevant laws of Hong Kong may affect the validity of such rulings.

As further discussed below, in respect of regular quarterly cash dividends payable on shares of the underlying Convertible Preferred Stock while such shares are on deposit with the Depositary, PLDT intends to make payments of withholding tax pursuant to the terms of such Convertible Preferred Stock, at the rate of 15%, which is the rate applicable to dividends payable to residents of the domicile of the registered shareholder, which is a company organized in Hong Kong not engaged in trade or business in the Philippines. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Holders will receive regular quarterly cash dividends paid in respect of the Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Convertible Preferred Stock. Any other dividends will be subject to withholding tax at the relevant applicable rate.

If the holder of Common Stock is a non-resident foreign partnership which is treated as a corporation for Philippine tax purposes, dividends on the Common Stock should be subject to a final withholding tax of 32%. Cede & Co., the partnership nominee of Depository Trust Company ("DTC"), should qualify as a non-resident foreign partnership that would be treated as a corporation for Philippine tax purposes.

In certain circumstances where the holder holds Common Stock, a tax treaty rate may be applicable with respect to the Philippine withholding tax. For instance, holders under such circumstances and as to which the Philippines-United States Tax Treaty would be applicable would be eligible for a treaty rate of 25%. (The 20% treaty rate and the special 15% rate described are generally not applicable in the case of non-resident non-Philippine corporations domiciled in the United States which own less than 10% of the voting stock of PLDT.) Holders are required, however, to establish to the Philippine taxing authorities their eligibility for such treaty rate. Philippine tax authorities have prescribed, through an administrative issuance, procedures for availment of tax treaty relief. PLDT intends to pay withholding tax at the reduced treaty rate in respect of shares the registered holder of which is Cede & Co., on the basis that Cede & Co. is a resident of the United States for purposes of the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax on such gain, where the stock is not disposed of through a Philippine stock exchange, is 5% for gains not exceeding 100,000 pesos and 10% for gains in excess of that amount. The rate is the same for both non-resident individuals and non-resident non-Philippine corporations. While this tax is not collected through withholding, the Philippine Tax Code prohibits a transfer from being recorded on the books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax has been paid or certain other conditions are met. Under the Philippine Tax

Code, non-resident individuals and non-resident non-Philippine corporations may net capital gains and losses during a taxable year in determining their total capital gains tax.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/2 of 1% of the gross selling price. This tax is required to be collected and paid to the Government by the selling stockbroker on behalf of his client. Sales of shares other than through a Philippine stock exchange will be subject to Philippine capital gains tax in the manner described above. Should a share be listed on a Philippine stock exchange and sold through the exchange, the exemption provided under the Philippines-United States Tax Treaty (as discussed below) may not be applicable, since the sale would be subject to the stock transaction tax, which is a percentage tax which may not qualify as an income tax for purposes of the Philippines-United States Tax Treaty.

Under the Philippines-United States Tax Treaty, capital gains derived by a United States resident from the sale of shares of stock of a Philippine corporation will not be subject to Philippine tax unless the shares are those of a corporation over 50% of the assets of which consist of real property interests located in the Philippines. PLDT does not believe that it currently is such a corporation.

PLDT believes that transfers of ADRs and GDRs should not be subject to Philippine capital gains taxes and stock transaction taxes because the transfers of such ADRs and GDRs will be effected outside of the Philippines.

Conversion Feature

PLDT believes that there would be no Philippine capital gains taxes upon the conversion of shares of Convertible Preferred Stock into shares of Common Stock.

Documentary Stamp Taxes

The Philippines imposes a documentary stamp tax upon transfers of shares of stock issued by a Philippine corporation at a rate of one peso and 50 centavos on each 200 pesos, or fractional part thereof, of the par value of the shares. The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. PLDT believes that there should be no Philippine documentary stamp taxes payable upon the transfer of ADRs or GDRs outside of the Philippines.

Estate and Donor's Taxes

The transfer of shares of a Philippine corporation upon the death of a registered holder to his heirs by way of succession, whether such an individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% of the net estate, if the net estate is over 200,000 pesos. The net estate of the decedent is computed by deducting certain allowable expenses from the value of the gross estate. The gross estate is determined by including the value at the time of death of all properties, real or personal, tangible or intangible, wherever situated, provided, however, that, in the case of a non-resident decedent, who at the time of death is not a citizen of the Philippines, only that part of the entire gross estate that is situated in the Philippines is included in the taxable estate.

The Philippines imposes donor's taxes on the basis of the total net gifts made during a calendar year in accordance with a schedule provided by law. The rates range from 2% to 15% if the net gifts made during the calendar year exceed 100,000 pesos. The rate of tax with respect to net gifts made to a stranger (one who is not a brother, sister, spouse, ancestor, lineal descendant, or relative by consanguinity in the collateral line within the fourth degree of relationship) is a flat rate of 30%.

Shares of stock of a deceased stockholder or shares that have been donated may not be transferred on the books of the corporation without a certificate from the Philippine Commissioner of Internal Revenue that the applicable estate or donor's taxes have been paid. In the case of ADRs and GDRs, however, there is no corresponding requirement, unless a transfer of the ADRs and GDRs would also entail a change in the registration of the underlying shares.

Transfers of property by way of succession or donation by Philippine citizens and residents are subject to Philippine estate and donor's taxes. Transfers by persons who are not Philippine citizens or residents are subject to Philippine estate and donor's taxes only when the property transferred is situated in the Philippines. Under the Philippine Tax Code, shares of a Philippine corporation are considered to be situated in the Philippines.

Estate and gift taxes will not be collected in respect of intangible personal property (i) if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country, or (ii) if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

Hong Kong Taxation

No tax will be payable in Hong Kong in respect of any income from, or gains arising on the disposal of ADRs, GDRs or shares of Common Stock, nor will any tax, duties or other levies of whatsoever nature be payable in Hong Kong on the transfer of any such securities except that gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. A holder or an owner of such securities may thus be assessable to profit tax in Hong Kong on gains arising on the disposal of ADRs, GDRs or shares of Common Stock if such gains are derived in Hong Kong from a Hong Kong business of dealing or trading in securities carried on by such holder or owner.

United States Federal Taxation

For the United States federal income tax purposes discussed herein, United States Holders of GDRs or ADRs will be treated as the owners of the underlying shares of Convertible Preferred Stock or Common Stock. Deposits and withdrawals by United States Holders of shares of Convertible Preferred Stock or Common Stock in exchange for GDRs or ADRs will not be subject to United States federal income tax.

Taxation of Dividends

Distributions made by PLDT with respect to Convertible Preferred Stock or Common Stock, to the extent made out of current or accumulated earnings and profits of PLDT, as determined for United States federal income tax purposes, will be includable in income by a United States Holder as ordinary foreign-source dividend income on the date received by the Depositary or, in the case of shares held directly by the United States Holder, the United States Holder. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of the dividend will equal the amount, determined on the date of distribution, of United States dollars received by the Depositary or, in the case of shares held directly by the United States Holder, the United States Holder, plus the United States dollar value of any Philippine taxes withheld from such dividend. To the extent that a distribution exceeds the Holder's allocable share of PLDT's current or accumulated earnings and profits, such distribution will first be treated as a nontaxable return of capital, applied against and in reduction of the Holder's tax basis in the shares. Amounts received in excess of the Holder's basis will be treated as received in exchange for the shares and taxed as capital gain, which will be long-term capital gain if the Holder's holding period for the shares is more than one year. A reduced tax rate on capital gains may apply to certain United States Holders. See "—United States Federal Taxation—Sale or Other Disposition of GDRs, ADRs or Shares."

Philippine taxes withheld from a dividend should, subject to the limitations and tax return disclosure requirements in the United States Tax Code and the Regulations, and to applicable provisions of the Philippines-United States Tax Treaty, be eligible for credit against a United States Holder's U.S. federal income tax liability or deductible for purposes of computing such liability. For foreign tax credit purposes, dividend income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income." The availability of a foreign tax credit or a deduction for Philippine withholding taxes remitted by PLDT on behalf of a United States Holder is discussed below.

Certain Withholding Tax Payments

Holders will receive regular quarterly cash dividends paid in respect of the Convertible Preferred Stock, but not on the Common Stock issuable on conversion of such Convertible Preferred Stock, free and clear of withholding tax, such withholding tax being an obligation of PLDT pursuant to the terms of the Convertible Preferred Stock. PLDT intends to make such payments of withholding tax based on an applicable withholding tax rate of 15%. A United States Holder that receives dividends free and clear of withholding tax will be treated for United States federal income tax purposes as having received an additional distribution with respect to the Convertible Preferred Stock in the amount of the withholding tax which is paid to the Philippine Bureau of Internal Revenue on behalf of such United States Holder. Such a deemed additional distribution will generally be subject to the rules described above under "Taxation of Dividends." The amount of the Philippine withholding tax, and thus the amount of additional income deemed to have been received by the United States Holder, will be equal to the initial amount of tax paid by PLDT (based on the applicable withholding tax rate) divided by the difference between one and the applicable withholding tax rate. For example, assuming a $100 dividend received free and clear of a withholding tax of 15% (the rate believed by PLDT to be the applicable withholding tax rate; see "Philippine Taxation—Taxation of Dividends"), the United States Holder will be treated as having paid Philippine withholding tax of, and as having received additional income in the amount of, $15/(1-.15), or $17.65. Although, as indicated, such additional income will generally be taxable to such United States Holder, except to the extent described below, the additional tax should be creditable against such United States Holder's United States federal income tax to the extent such United States Holder is able to utilize foreign tax credits. In the case of United States Holders who are unable to utilize fully foreign tax credits, the increased taxable income arising from such payment could result in a net after-tax yield that is less than that available to a holder who is able to use the foreign tax credit.

The Philippines-United States Tax Treaty generally provides for a maximum Philippines withholding tax rate of 25% with respect to dividends paid to United States Holders that are entitled to the benefits of the treaty. If Philippine withholding tax were to be imposed at a rate in excess of 25% with respect to dividends paid to United States Holders entitled to the benefits of the treaty, such United States Holders would have to comply with Philippine certification and reporting requirements in order to obtain treaty benefits. To the extent that such United States Holders do not comply with such requirements, they may not be permitted to claim a foreign tax credit to the extent that the Philippine withholding tax imposed exceeds the treaty rate, depending upon whether such excess taxes qualify for United States federal income tax purposes as a "compulsory payment." Under applicable Regulations, a taxpayer is required to exhaust effective and practical remedies to reduce the rate of tax (including the invocation of competent authority proceedings under the Philippines-United States Tax Treaty) under Philippine law in order to assure that such excess taxes are creditable. If such remedies exist but have not been availed of, the credit would not be available for such excess taxes. However, a deduction for Philippine withholding taxes may still be available as noted above. In the case of individuals, such deduction may, however, be subject to certain limitations on itemized deductions.

Sale or Other Disposition of GDRs, ADRs or Shares

A United States Holder will recognize capital gain or loss upon the sale of GDRs, ADRs or shares of Common Stock in an amount equal to the difference between such United States Holder's basis in the ADRs, GDRs or shares of Common Stock and the amount realized upon the sale. Such gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the ADR, GDR or Common Stock has been held for more than one year. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. Generally, any such gain or loss realized will be treated as United States source income or loss. United States Holders may not be eligible to credit against their United States federal income tax liability amounts paid in respect of the Philippine stock transaction tax. See "—Philippine Taxation—Capital Gains Tax and Stock Transaction Tax."

Conversion Feature

In general, no gain or loss will be recognized for United States federal income tax purposes on a conversion of Convertible Preferred Stock into Common Stock except with respect to cash received in lieu of fractional shares of stock. The tax basis for Common Stock received upon conversion will be equal to the basis of the Convertible Preferred Stock converted and the holding period of the Common Stock received upon conversion will include the holding period of the Convertible Preferred Stock.

Tax Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, GDRs, ADRs or shares of Common Stock received and distributed by the Depositary are subject to United States information reporting. Under current Regulations, backup withholding is not required to be collected by the Depositary in respect of dividends and sales proceeds if the holder of shares of Convertible Preferred Stock, Common Stock, ADRs or GDRs (i) provides the Depositary with such holder's correct taxpayer identification number in the manner required by law, certifies that such holder is not subject to backup withholding rules and otherwise complies with the backup withholding rules or (ii) otherwise establishes an exemption. The amount of any backup withholding taxes from a payment to a United States Holder would be allowed as a credit against the United States federal income tax liability of such holder and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service ("IRS").

Federal Estate Tax

Subject to certain statutory limitations and exceptions, United States estate tax applies to the entire estate, wherever situated, of a decedent who was a United States citizen or resident. A credit is generally available for any estate, inheritance, legacy or succession taxes paid to a foreign country with respect to property situated in that country and included in the decedent's gross estate, subject to the limitations established by United States Tax Code and the Regulations. Convertible Preferred Stock and Common Stock would be properly deemed situated in the Philippines for this purpose and ADRs, and GDRs should also be deemed situated in the Philippines for this purpose. The credit is limited to the amount of United States federal estate tax attributable under statutory rules to such property.

The United States Tax Code does not authorize a comparable credit for foreign gift or donor's tax such as those imposed by the Philippines. See "—Philippine Taxation—Estate and Donor's Taxes."

Debt Securities

Philippine Taxation

Taxation of Interest

The Debt Securities are represented by Global Securities deposited with a custodian for, and registered in the name of, Cede & Co., a partnership nominee of DTC. Under the Philippine Tax Code, interest on the Debt Securities received by non-resident alien individuals engaged in trade and business within the Philippines is taxed at 20%. Interest received by non-resident alien individuals not engaged in trade or business within the Philippines is taxed at 25% and interest received by non-resident foreign corporations not engaged in trade or business within the Philippines is taxed 32%. However, interest received by non-resident foreign corporations on "foreign loans" is subject to a final withholding tax of 20%. "Foreign loans" include any loan contract payable in foreign currency which is entered into by a Philippine resident individual or corporation with a non-resident. Therefore, if the registered holder of a Debt Security is a non-resident corporation or a foreign partnership, which is treated as a corporation for Philippine tax purposes, the Debt

Securities will be considered "foreign loans" and interest thereon should be subject to a final withholding tax of 20%. Any tax treaty in force between the Philippines and the country of domicile of the non-resident holder may provide for reduced withholding tax on interest. Cede & Co. should qualify as a non-resident foreign partnership that is treated as a corporation for Philippine tax purposes.

In the case of Debt Securities issued with original issue discount ("OID"), withholding tax on OID should be paid at issuance if the Debt Securities have maturities of less than one year, and at redemption in all other cases. The Debt Securities consisting of 10.625% Notes due 2004, 9.875% Notes due 2005, 9.125% Notes due 2002, 8.5% Notes due 2003, 9.25% Notes due 2006, 7.85% Notes due 2007, 8.35% Notes due 2017 and 10.5% Notes due 2009 were originally issued to the public at prices of 99.485%, 99.987%, 100%, 99.687%, 99.677%, 99.924%, 99.624% and 99.651%, respectively, of their principal amounts. Accordingly, Philippine withholding tax on such original issue discount will be payable at maturity.

Most tax treaties to which the Philippines is a party provide for reduced withholding tax rate of 15% in cases where the interest arising in the Philippines is paid to a resident of the other contracting state and the recipient is the beneficial owner of the interest. Under the Philippines-United States Tax Treaty, the final withholding tax is reduced to 15% where the interest arises in the Philippines and is paid to a resident of the United States. However, the reduced tax rate will not apply if the registered holder carries on business in the Philippines through a permanent establishment and the holding of the Debt Securities is effectively connected with such permanent establishment. In general, as long as a United States Holder of the Debt Security which is a resident of the United States under the Philippines-United States Tax Treaty does not carry on business in the Philippines through a permanent establishment, interest paid on the Debt Securities will be subject to withholding tax at the 15% rate. PLDT intends to pay withholding tax at the reduced treaty rate on the basis that the registered holder of the Debt Security, Cede & Co., is a resident of the United States for purposes of the treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Although interest paid on the Debt Securities is generally subject to Philippine withholding taxes as described above, the payment of such taxes with respect to the interest on the Debt Securities will be made by PLDT without deduction of any amounts therefor from the interest to be remitted to the beneficial owners of the Debt securities. Such beneficial owners will generally receive the same amounts they would have received had no such withholding taxes been imposed.

The effect of such contract or provision is to make the Debt Securities "tax-free covenant bonds." With respect to interest on tax-free covenant bonds, PLDT is required to withhold a tax equal to 30% of the interest if the interest is payable to a nonresident alien or to a citizen or resident of the Philippines.

However, where applicable, the Philippines-United States Tax Treaty would reduce the withholding rate on "tax-free covenant bonds" to 15%. PLDT intends to pay withholding tax at the reduced treaty rate on the basis that the registered holder of the Debt Security, Cede & Co., is a resident of the United States under the Philippines-United States Tax Treaty. PLDT reserves the right to change the rate at which it makes payments of withholding tax whenever it deems it appropriate under applicable law.

Taxation of Capital Gains

The Philippine Tax Code provides that gains, profits and income derived from the sale of personal property, other than stock in a Philippine corporation, effected outside the Philippines shall be treated as derived entirely from sources within the country in which such property is sold. Since non-resident alien individuals and non-resident non-Philippine corporations are subject to Philippine income tax only on their income from sources within the Philippines, any transfers of the Debt Securities effected outside the Philippines by non-resident alien individuals and non-resident non-Philippine corporations will not be subject to Philippine income taxes. Moreover, under the Philippines-United States Tax Treaty, gains derived from the transfer or assignment of the Debt Securities by a non-resident alien individual or by a non-resident non-Philippine corporation eligible for the benefits of the treaty would not be subject to Philippine income tax.

Documentary Stamp Taxes

A Philippine documentary stamp tax is imposed upon the issuance of debentures and certificates of indebtedness issued by Philippine companies at the rate of one peso and fifty centavos on each two hundred pesos, or fractional part thereof, of the face value of such debt instruments.

The Philippines imposes a documentary stamp tax upon transfers of certificates of obligation issued by a Philippine corporation at a rate of one peso and fifty centavos on each 200 pesos, or fractional part thereof, of the face value of such certificates of obligation.

The documentary stamp tax is collectible wherever the document is made, signed, issued, accepted or transferred, when the obligation or right arises from Philippine sources or the property is situated in the Philippines. Any applicable Philippine documentary stamp taxes will be paid by PLDT for its own account.

Estate and Donor's Taxes

The transfer of the Debt Securities by a registered holder who is a deceased individual to his heirs by way of succession, whether such individual was a citizen of the Philippines or an alien, regardless of residence, will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% of the net estate, if the net estate is over 200,000 pesos.

Individual and corporate registered holders, whether or not citizens or residents of the Philippines, who transfer Debt Securities by way of gift or donation will be liable for Philippine donor's tax on such transfers at progressive rates ranging from 2% to 15% if the net gifts made during the calendar year exceed 100,000 pesos. The rate of tax with respect to net gifts made to a stranger (one who is not a brother, sister, spouse, ancestor, lineal descendant, or relative by consanguinity in the collateral line within the fourth degree of relationship) is a flat rate of 30%.

All transfers of property by way of succession or donation, when made by Philippine citizens and residents, are subject to Philippine estate and donor's taxes. Transfers by persons who are not Philippine citizens or residents are subject to Philippine estate and donor's taxes only when the property transferred is situated in the Philippines. Under the Philippine Tax Code, obligations of a Philippine corporation, such as the Debt Securities, are considered to have a Philippine situs.

No donative transfer of Debt Securities by a registered holder of such Debt Securities and no transfer of Debt Securities to the heirs of a deceased registered holder of such Debt Securities by way of succession may be recorded on PLDT's books without a certificate from the Commissioner of Internal Revenue of the Philippines stating that the corresponding estate or donor's tax, as the case may be, has been paid.

Estate and gift taxes will not be collected in respect of intangible personal property (i) if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country, or (ii) if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Federal Taxation

Payments of Interest

A United States Holder of Debt Securities is required to report, as ordinary income, stated interest on the Debt Securities in accordance with such holder's method of accounting for United States federal income tax purposes. Thus, accrual method United States Holders must report stated interest on the Debt Securities as it accrues, and cash method United States Holders must report stated interest when it is received or unconditionally made available for receipt. Interest paid by PLDT on the Debt Securities will constitute income from sources outside the United States for United States federal income tax purposes.

Effect of Philippine Withholding Taxes

As discussed under "—Debt Securities—Philippine Taxation—Taxation of Interest" above, interest paid to investors that are not Philippine residents or citizens is subject to Philippine withholding taxes. PLDT is obligated to pay additional amounts, subject to certain customary exceptions, so that U.S. holders will receive the same amounts that they would have received had no such withholding taxes been imposed. Any such additional amounts paid to United States holders by PLDT will be taxable to United States holders as interest income. For federal income tax purposes, United States holders will be treated as having actually received the amount of Philippine taxes withheld by PLDT with respect to a note and as having paid over such withheld taxes to the Philippine taxing authorities. As a result, the amount of interest income included in gross income for federal income tax purposes by a United States holder with respect to a payment of interest may be greater than the amount of cash actually received by the United States holder.

A United States Holder may be eligible to claim a deduction or, subject to a number of complex limitations, a foreign tax credit in respect of any Philippine withholding taxes imposed upon such interest payments. If a United States Holder elects to claim a foreign tax credit, rather than a deduction, for a particular taxable year, such election will apply to all foreign taxes paid by the holder in the particular year.

In the event that Philippines tax is withheld at a rate in excess of the reduced rate that a United States Holder would be eligible for under the Philippines-United States income tax treaty, a United States Holder may not be entitled to claim a foreign tax credit for the excess of the amount actually withheld over the amount that would have been withheld under the reduced treaty rate even though the procedure for claiming the reduced treaty rate or the practical likelihood of receiving a refund of such excess tax paid from the Philippine tax authorities is uncertain.

Market Discount

If a United States Holder purchases a Debt Security after its original issue for an amount that is less than its stated redemption price at maturity, the difference between the Debt Security's tax basis and its stated redemption price at maturity will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the United States Holder elects to accrue market discount on a constant yield method. Gain on the disposition or maturity of a Debt Security purchased with market discount is ordinary income to the extent of accrued market discount on the Debt Security.

In addition, the United States Holder may be required to defer, until the maturity of the Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred to purchase or carry a market discount Debt Security. A United States Holder of a Debt Security may elect to include market discount in income currently as it accrues, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Amortizable Premium

A United States Holder who purchases a Debt Security for an amount in excess of its stated redemption price at maturity will be considered to have purchased the Debt Security at a premium. A United States Holder generally may elect to amortize the premium on the constant yield method. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Debt Security. The premium on a Debt Security held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Debt Security. The election to amortize the premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange and Retirement of Debt Securities

A United States Holder's initial tax basis in a Debt Security will, in general, be the United States Holder's purchase price. The United States Holder's initial tax basis will be increased by market discount previously included in income by the United States Holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Debt Security, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the Debt Security. Amounts received upon sale that are attributable to accrued interest will not be treated as part of the amount realized but rather as a payment of interest. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Debt Security has been held for more than one year. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. Generally, any such gain or loss realized will be treated as United States source income or loss. The claim of a deduction in respect of capital losses for United States federal income tax purposes is subject to limitations.

Philippine Documentary Stamp Taxes

United States Holders will generally have income equal to the amount of any Philippine documentary stamp taxes, described under "—Philippine Taxation—Documentary Stamp Taxes" above, deemed to be paid on their behalf by PLDT. Any such taxes deemed paid on behalf of a United States Holder in connection with the acquisition or disposition of Debt Securities will generally be treated as part of the cost of the Debt Securities acquired, or in the case of a disposition of Debt Securities, as a reduction in the amount realized on such disposition.

Federal Estate Taxes

Subject to certain statutory limitations and exceptions, United States federal estate tax applies to the entire estate, wherever situated, of a decedent who was a United States citizen or resident. The Philippines imposes an estate tax on decedents who own Debt Securities, even if the decedent was not a citizen or resident of the Philippines. See "Philippine Taxation—Estate and Donor's Taxes." The amount of any estate tax, inheritance, legacy or succession taxes paid to the Philippines with respect to property situated or deemed situated in the Philippines generally can be applied as a credit against the United States estate tax, subject to the limitations established by the United States Tax Code and Regulations. However, under the analysis applied by the United States Tax Court in *Estate of Henry K. Schwartz*, 83 T.C. 943 (1984), the credit may not be available for Philippine estate taxes on Debt Securities or beneficial interests therein. The credit is limited to the amount of the United States federal estate tax attributable under statutory rules to the Debt Securities.

Backup Withholding and Information Reporting

Information reporting requirements may apply to certain payments of principal and interest on the Debt Securities and to the proceeds of a sale of a Debt Security made to United States Holders of Debt Securities other than certain exempt recipients. A backup withholding tax will not apply to such payments if the United States Holder (i) provides a correct taxpayer identification number in the manner required by law, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules or (ii) otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such United States Holder's United States federal income tax liability provided the required information is furnished to the IRS.

Documents On Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, and files reports and other information with the U.S. Securities and Exchange Commission, as required by this act. Reports and other information filed by us with the U.S. Securities and Exchange Commission may be inspected and copied at the public reference facilities maintained by the U.S. Securities and Exchange

Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission's regional offices at Suite 1300, 13th Floor, Seven World Trade Center, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material may be obtained by mail from the public reference section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, on which the American Depositary Shares representing our common capital stock are listed.

INDEX TO CONSOLIDATED AND NON-CONSOLIDATED FINANCIAL STATEMENTS

Joaquin Cunanan & Co.
29th Floor Philamlife Tower
8767 Paseo de Roxas
1226 Makati City
Philippines
Telephone +63 (2) 845 2728
Facsimile +63 (2) 845 2806

Report of Independent Accountants

To the Board of Directors and Stockholders of
Philippine Long Distance Telephone Company

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated and non-consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

Accounting principles generally accepted in the Philippines (Philippine GAAP) vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). A description of the significant differences between U.S. and Philippine GAAP and a reconciliation of such differences in the consolidated net incosme and shareholders' equity to U.S. GAAP are set forth in Note 25 to the financial statements.

As discussed in Notes 2 and 7 to the financial statements, Pilipino Telephone Corporation ("Piltel") has incurred significant losses since 1997 which affected its ability to service its maturing obligations on a timely basis. Piltel has suspended all principal repayments since the start of 1999 but has made all interest payments current during that time up to the completion of the debt restructuring on June 4, 2001. Piltel has experienced significant financial difficulties arising from several factors affecting its business and in 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of its indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. The final terms of the restructuring, including the relevant details of the Company's participation in and support for Piltel's debt restructuring are discussed in Note 7. Piltel's continued operations as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, to obtain additional financing or refinancing, as may be necessary, and ultimately, to attain profitability from its pursuit of alternative business strategies. The Company's investment in Piltel is carried in the consolidated balance sheet as of December 31, 2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of the Company's investment that might be necessary should Piltel be unable to continue as a going concern.

JOAQUIN CUNANAN & CO.
Makati City, Philippines
February 25, 2002, except for Note 25 which is as of March 25, 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS
December 31, 2001 and 2000
(In Millions)

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
ASSETS				
Current Assets				
Cash and cash equivalents (Note 20)	**₱4,122.7**	₱9,674.3	**₱2,336.2**	₱7,780.8
Accounts receivable – net (Notes 4, 13 and 20)	**26,797.1**	27,100.5	**21,019.5**	22,108.6
Inventories and supplies – net (Note 5)	**5,204.6**	3,374.4	**3,685.4**	1,777.6
Deferred income tax (Note 16)	**1,439.4**	1,725.0	**1,219.8**	1,111.5
Prepayments	**1,043.7**	597.3	**860.5**	431.8
Other current assets	**1,128.6**	1,052.2	–	–
Total Current Assets	**39,736.1**	43,523.7	**29,121.4**	33,210.3
Property, Plant and Equipment – net (Notes 5, 6, 10, 13 and 18)	**256,477.0**	272,397.7	**197,646.8**	198,521.5
Investments (Notes 2, 7, 10, 12, 13 and 15)	**6,424.1**	5,302.9	**36,936.6**	31,394.1
Other Assets (Notes 7, 8 and 13)	**4,985.1**	4,928.2	**808.5**	1,808.9
	₱307,622.3	₱326,152.5	**₱264,513.3**	₱264,934.8

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable (Notes 13 and 20)	**₱12,234.3**	₱15,292.6	**₱8,673.6**	₱12,005.8
Current portion of long-term debt (Notes 6, 10, 13, 20 and 21)	**19,285.7**	12,856.8	**14,274.4**	10,891.8
Accrued and other current liabilities (Notes 9, 13, and 20)	**8,188.9**	8,762.8	**4,600.3**	5,164.1
Notes payable (Notes 13 and 20)	**6,461.9**	4,116.8	**1,961.9**	50.0
Income tax payable (Note 16)	**354.9**	456.1	**181.4**	373.1
Dividends payable (Note 12)	**322.7**	481.0	**322.6**	476.1
Total Current Liabilities	**46,848.4**	41,966.1	**30,014.2**	28,960.9
Long-term Debt – net of current portion (Notes 6, 10, 13, 20 and 21)	**149,593.8**	179,068.1	**127,240.8**	135,296.6
Deferred Credits and Other Liabilities (Notes 11 and 13)	**12,976.9**	9,339.0	**10,339.9**	6,019.1
Deferred Income Tax (Note 16)	**8,621.5**	8,542.0	**8,290.8**	8,130.8
Minority Interest in Consolidated Subsidiaries	**954.1**	709.9	–	–
Stockholders' Equity (Notes 2 and 12)	**88,627.6**	86,527.4	**88,627.6**	86,527.4
	₱307,622.3	₱326,152.5	**₱264,513.3**	₱264,934.8

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME
For the years ended December 31, 2001, 2000 and 1999
(In Millions, Except Per Share Amounts)

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
OPERATING REVENUES (Notes 13 and 19)						
Fixed line services:						
Local exchange	**₱21,832.5**	₱18,977.9	₱16,187.9	**₱21,477.6**	₱18,249.6	₱15,269.3
International long distance	**11,453.5**	13,233.0	15,064.1	**11,271.0**	12,790.0	14,379.3
National long distance	**8,388.1**	10,550.2	10,218.5	**8,223.6**	10,135.9	9,809.8
Data and other network	**4,776.5**	2,963.2	2,015.6	**4,714.4**	2,911.0	2,015.6
Miscellaneous	**426.1**	242.7	379.2	**376.9**	183.5	249.4
Wireless service	**26,227.4**	16,697.4	11,631.5	–	–	–
Information and communications technology	**468.9**	238.7	195.0	–	–	–
	73,573.0	62,903.1	55,691.8	**46,063.5**	44,270.0	41,723.4
OPERATING EXPENSES						
Depreciation and amortization (Note 6)	**21,537.4**	17,896.1	15,331.4	**12,676.3**	10,121.7	9,187.8
Selling and promotions	**9,494.8**	9,165.8	3,704.7	**1,231.2**	1,519.1	1,532.2
Compensation and benefits (Note 14)	**9,001.2**	8,725.2	8,167.2	**7,080.3**	7,220.9	6,720.9
Maintenance (Note 13)	**4,635.5**	4,063.6	4,032.5	**3,250.2**	3,021.1	2,972.9
Provision for doubtful accounts	**3,183.9**	3,010.1	3,717.2	**2,868.0**	2,326.0	2,286.5
Rent (Note 13)	**2,342.0**	1,643.5	1,496.9	**1,742.9**	1,711.0	1,713.2
Professional and other service fees (Note 13)	**2,008.8**	1,496.4	1,363.6	**1,006.6**	1,100.8	1,011.2
Taxes and licenses	**750.9**	744.3	563.4	**396.0**	509.1	434.3
Other operating costs (Note 13)	**3,473.6**	4,115.1	4,377.7	**1,968.2**	2,340.8	1,838.6
	56,428.1	50,860.1	42,754.6	**32,219.7**	29,870.5	27,697.6
NET OPERATING INCOME	**17,144.9**	12,043.0	12,937.2	**13,843.8**	14,399.5	14,025.8
OTHER EXPENSES – net (Notes 4, 6, 7, 8, 10, 13, 15 and 20)	**14,267.6**	11,246.5	9,692.8	**9,592.4**	11,222.6	8,906.8
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**2,877.3**	796.5	3,244.4	**4,251.4**	3,176.9	5,119.0
PROVISION FOR INCOME TAX (Note 16)	**1,219.9**	1,822.0	2,015.2	**833.5**	2,068.5	2,024.4
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**1,657.4**	(1,025.5)	1,229.2	**3,417.9**	1,108.4	3,094.6
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	**(1,760.5)**	(2,133.9)	(1,865.4)	–	–	–
NET INCOME	**₱3,417.9**	₱1,108.4	₱3,094.6	**₱3,417.9**	₱1,108.4	₱3,094.6
Earnings (Loss) Per Common Share (Note 17)						
Basic	**₱11.35**	(₱0.85)	₱12.77	**₱11.35**	(₱0.85)	₱12.77
Diluted	**11.35**	(0.85)	12.77	**11.35**	(0.85)	12.77

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Millions)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 1999					
As previously reported	₱2,939.1	₱605.7	₱21,423.2	₱30,963.6	₱55,931.6
Effect of Smart acquisition (Note 2)	–	175.5	4,169.0	1,280.7	5,625.2
As restated	2,939.1	781.2	25,592.2	32,244.3	61,556.8
Net income for the year	–	–	–	3,094.6	3,094.6
Cash dividends	–	–	–	(1,662.7)	(1,662.7)
Adjustment of prior years' dividend accrual	–	–	–	86.9	86.9
Issuance of capital stock	685.7	0.2	32.7	–	718.6
Effect of Smart acquisition (Note 2)	–	–	9,418.3	–	9,418.3
Balance at December 31, 1999	₱3,624.8	₱781.4	₱35,043.2	₱33,763.1	₱73,212.5
Balance at January 1, 2000					
As previously reported	₱3,624.8	₱605.9	₱21,455.9	₱32,165.7	₱57,852.3
Effect of Smart acquisition (Note 2)	–	175.5	13,587.3	1,597.4	15,360.2
As restated	3,624.8	781.4	35,043.2	33,763.1	73,212.5
Net income for the year	–	–	–	1,108.4	1,108.4
Cash dividends	–	–	–	(1,988.0)	(1,988.0)
Issuance of capital stock	296.5	61.1	13,836.9	–	14,194.5
Balance at December 31, 2000	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Balance at January 1, 2001	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Net income for the year	–	–	–	3,417.9	3,417.9
Cash dividends	–	–	–	(1,666.1)	(1,666.1)
Issuance of capital stock	321.0	2.0	25.4	–	348.4
Balance at December 31, 2001	**₱4,242.3**	**₱844.5**	**₱48,905.5**	**₱34,635.3**	**₱88,627.6**

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999
(In Millions)

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income before tax	**₱4,637.8**	₱2,930.4	₱5,109.8	**₱4,251.4**	₱3,176.9	₱5,119.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	**21,537.4**	17,896.1	15,331.4	**12,676.3**	10,121.7	9,187.8
Provision for doubtful accounts	**3,183.9**	3,010.1	3,717.2	**2,868.0**	2,326.0	2,286.5
Minority interest in net losses of consolidated subsidiaries	**(1,760.5)**	(2,133.9)	(1,865.4)	**–**	–	–
Equity in net losses (earnings) of investees, including goodwill amortization	**559.4**	(11.5)	9.6	**(724.2)**	3,807.8	1,844.6
Others	**428.3**	346.6	211.2	**–**	–	(272.3)
Interest income	**(1,383.2)**	(2,290.9)	(2,165.0)	**(183.7)**	(915.4)	(403.0)
Interest expense	**14,613.1**	14,562.3	12,500.4	**10,825.4**	9,741.1	7,572.4
Operating income before working capital changes	**41,816.2**	34,309.2	32,849.2	**29,713.2**	28,258.1	25,335.0
Changes in operating assets and liabilities						
Decrease (increase) in:						
Accounts receivable	**(4.9)**	(3,649.3)	(7,387.3)	**(1,872.7)**	(2,888.5)	(3,091.2)
Inventories and supplies	**(1,205.6)**	(937.8)	51.3	**(957.3)**	(94.3)	378.3
Prepayment and other current assets	**(312.1)**	32.2	1,672.8	**(350.5)**	805.0	1,082.1
Other assets	**(1,106.1)**	(353.8)	(1,519.3)	**1,000.3**	(59.4)	(63.2)
Increase (decrease) in:						
Accounts payable	**(282.6)**	7,050.2	3,812.9	**(1,017.4)**	4,460.7	2,199.2
Accrued and other current liabilities	**936.0**	1,768.2	(519.5)	**506.1**	1,651.3	(167.7)
Deferred credits and other liabilities	**1,207.8**	(711.1)	3,569.8	**1,970.6**	81.3	742.3
Cash generated from operations	**41,048.7**	37,507.8	32,529.9	**28,992.3**	32,214.2	26,414.8
Income taxes paid	**(1,008.9)**	(1,780.7)	(1,642.2)	**(973.6)**	(1,655.8)	(1,636.4)
Net cash provided by operating activities	**40,039.8**	35,727.1	30,887.7	**28,018.7**	30,558.4	24,778.4
CASH FLOWS FROM INVESTING ACTIVITIES						
Net additions to property, plant and equipment	**(28,150.6)**	(24,506.4)	(19,019.8)	**(8,178.8)**	(9,625.4)	(13,433.2)
Interest paid – capitalized to property, plant and equipment	**(2,403.8)**	(2,602.6)	(3,042.5)	**(1,505.6)**	(1,894.6)	(2,430.2)
Net additions to investments	**(1,229.6)**	(402.2)	(2,170.1)	**(4,255.3)**	(11,459.5)	(2,014.0)
Interest received	**1,031.2**	1,844.3	2,890.2	**187.3**	926.1	396.0
Purchase of Smart's LEC assets	**–**	–	–	**–**	(8,788.5)	–
Net cash used in investing activities	**(30,752.8)**	(25,666.9)	(21,342.2)	**(13,752.4)**	(30,841.9)	(17,481.4)

(Forward)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000 and 1999
(In Millions)

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES						
Additions to long-term debt	**₱17,044.7**	₱22,025.1	₱20,972.2	**₱5,383.0**	₱13,184.6	₱15,513.3
Reduction of long-term debt	**(15,829.1)**	(19,241.3)	(13,838.3)	**(13,629.4)**	(9,031.3)	(9,140.3)
Additions to (reductions of) notes payable	**1,581.0**	(10,895.4)	(4,657.7)	**1,930.6**	(6,225.8)	(2,639.2)
Interest paid – net of capitalized portion	**(16,070.7)**	(14,640.4)	(12,077.7)	**(11,902.9)**	(10,044.5)	(7,370.3)
Cash dividends paid	**(1,820.7)**	(1,875.6)	(1,584.5)	**(1,819.6)**	(1,875.6)	(1,649.1)
Proceeds from issuance of capital stock	**232.3**	14,194.3	3,239.9	**232.3**	14,194.4	718.7
Net cash provided by (used in) Financing activities	**(14,862.5)**	(10,433.3)	(7,946.1)	**(19,806.0)**	201.8	(4,566.9)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**23.9**	757.2	529.5	**95.1**	788.9	402.9
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,551.6)**	384.1	2,128.9	**(5,444.6)**	707.2	3,133.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**9,674.3**	9,290.2	7,161.3	**7,780.8**	7,073.6	3,940.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,122.7**	₱9,674.3	₱9,290.2	**₱2,336.2**	₱7,780.8	₱7,073.6

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
NOTES TO FINANCIAL STATEMENTS

1. General

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT's incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares or ADSs, with each ADS representing one common share. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT's charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and rates charged by PLDT.

2. Basis of Financial Statement Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP.

Our audited consolidated financial statements include the audited financial statements of PLDT and the following subsidiaries (collectively, the PLDT Group):

		Percentage of Ownership		
Name of Subsidiary/Affiliate	**Principal Activity**	**2001**	2000	1999
Fixed Line				
PLDT Clark Telecom, Inc. or Clark Telecom	Telecommunications services	**100.0**	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	**100.0**	60.0	60.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	**100.0**	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	**92.3**	–	–

Name of Subsidiary/Affiliate	Principal Activity	Percentage of Ownership 2001	2000	1999
Wireless				
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	**100.0**	100.0	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Fixed line satellite services	**88.5**	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	**67.0**	67.0	61.0
Telesat, Inc., or Telesat	Satellite services	**94.4**	94.4	-
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and Telecommunications services	**45.3**	57.6	57.6
Information and Communications Technology				
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communication infrastructure for internet-based services, e-commerce, call centers and IT-related services	**100.0**	100.0	-

**Ceased to be treated as a consolidated subsidiary effective June 27, 2001.*

Acquisition of Smart

As described more fully in *Note 13 – Related Party Transactions*, PLDT completed its acquisition of Smart on March 24, 2000 through the issuance of PLDT common shares in exchange for all issued and outstanding shares of Smart.

The transaction was accounted for in a manner similar to a pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both PLDT and Smart are retained and are accounted for at historical cost or at the predecessor's carrying amounts. The recorded assets and liabilities of PLDT and Smart are carried forward to the combined corporation at their recorded amounts. The income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

Investment in Piltel

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see *Note 7 – Investments*.

Investments in Other Subsidiaries

Additional equity investments of PLDT are discussed in *Note 7 – Investments.*

All significant inter-company balances and transactions have been eliminated in the consolidation.

3. Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Services. Our local exchange revenues consist of flat monthly fees for our billed service; installation charges and other one-time fees associated with the establishment of customer service; local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network customers; proceeds from sales of prepaid call cards; and charges for value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service has been activated. Local access charges are recognized upon the completion of a call that has terminated on our local exchange network. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers, gross of discounts given to dealers, which are recorded as selling and promotion expenses.

International Long Distance Service. International long distance revenues generated through our international gateway facilities consist of inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and will be recognized as earned only upon settlement.

National Long Distance Service. National long distance revenues consist of per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating with the customer of, another telecommunications carrier; and access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating with our customers.

National long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred.

Data and Other Network Services. Data and other network services revenues consist of traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services; broadband/high-performance packet-based/IP-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based upon contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Service

Our wireless service revenues consist of revenues derived from sales of cellular prepaid cards; revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; charges for value added services; service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards sold to dealers and the value of prepaid cards given as discounts and free airtime preloaded into subscriber identification modules, or SIM, cards upon purchase. The corresponding value of these items above is recorded at the time of sale as part of selling and promotion expenses. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers.

Postpaid services revenue, including charges for text messaging in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value added services are recognized as they are used by the customer.

Payments made to other carriers arising from the use of cards given in connection with the above are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunications administrations, are initially deferred are recognized as earned only upon final settlement.

Other charges, including reconnection and migration charges, are recognized as provided to customers.

Cash Equivalents

Cash equivalents shown in the statements of cash flows represents highly liquid debt instruments purchased with original maturities of three months or less from acquisition dates.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies - which include cellular phone units, pagers, materials, spare parts, terminal units and accessories - are stated at the lower of cost or net realizable value. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Cost includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of current monetary items.

Property plant and equipment are depreciated using the straight-line method over the following estimated useful lives of the related assets:

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 7 years
Land improvements	10 years

The depreciation of the communications satellite is based on the aggregate predicted life of its transponders estimated from the date of launch. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

The PLDT Group reviews the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review assesses the recoverable values of the relevant assets based on the PLDT Group's estimates of the value from continued use of the asset and its eventual disposition or the PLDT Group's best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the assets' estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary.

Maintenance and repair costs are charged to operations as incurred. Renewals and improvements that extend the lives of the equipment are charged to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as income or loss for the year.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT's ownership is 20% or more are accounted for using the equity method. Under this method, the cost of the investments is increased or decreased by PLDT's equity in net earnings or losses of the investees since acquisition dates, adjusted for the straight-line amortization over a period of five years of the difference between the cost of such investments and the proportionate share in the underlying net assets of the investees at acquisition dates. Dividends received are treated as reductions in the carrying amount of our investments.

Our investments in companies over which no significant influence is exercised are stated at cost.

Deferred Charges

Expenses incurred by the consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses will be or are being amortized from the start of their commercial operations. Issuance costs, underwriting fees and related expenses incurred in connection with our issuance of debt instruments are deferred and amortized over the terms of the instruments.

Interest Capitalization

For financial reporting purposes, interest and other financing charges incurred during the installation of major capital projects are capitalized as part of the cost of the assets. For income tax purposes, such charges are treated as deductible expenses in the year they are incurred.

Employees' Benefit Plan

PLDT uses the projected unit credit of accrued benefit valuation method. Expenses are accrued in amounts equal to the current service cost and amortization of past service costs, interest on unfunded actuarial liability and amortization of transition liability over the expected future service years of the employees covered by their respective benefit plans.

Financial Instruments

Foreign currency-denominated monetary assets and liabilities are translated into pesos based on the prevailing Philippine Dealing System weighted average exchange rates at balance sheet dates.

Foreign exchange difference as a result of change in the exchange rate which affects liabilities arising on the acquisition of assets are included in the carrying amount of the related assets to the extent that the adjusted carrying amount of the asset does not exceed the lower of replacement cost and the amount recoverable from the use or sale of the assets.

Forward foreign exchange contracts and foreign currency swap contracts entered into to manage foreign currency risks associated with our foreign currency denominated loans are deferred and offset against foreign exchange gains or losses on the underlying hedged item. Premiums on currency swaps are charged to operations over the life of the contracts.

Treasury rate lock and interest rate swap agreements are entered into to manage our exposure to interest rate fluctuations. Gains on the treasury lock agreements are deferred and amortized over the terms of the securities.

Income Taxes

We apply the liability method in accounting for income taxes which requires recognition of deferred tax assets and liabilities for (i) the future tax consequences attributable to temporary differences between our financial statement and tax reporting bases of assets and liabilities; and (ii) net operating loss carryover (NOLCO).

Under the liability method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled and when the net operating loss carryover are expected to be applied. Provision for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax reporting bases of assets and liabilities. A valuation allowance is provided for deferred tax assets that are likely unrecoverable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing earnings (losses) applicable to common stock by our weighted average number of common shares, after giving retroactive effect to stock dividend declarations, adjusted to equivalent shares of our combined corporation for all periods presented. Diluted earnings (loss) per common share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares and bonds are converted to common stock.

Recently Issued Accounting Pronouncements

In 2001, the PLDT Group adopted the provisions of Statement of Financial Accounting Standards (SFAS) applicable to the Group, namely, SFAS No. 1 (revised 2001) – "Presentation of Financial Statements"; SFAS No. 4 (revised 2000) – "Inventories"; SFAS No. 22 (revised 2000) – "Cash Flow Statements"; and SFAS No. 31 – "Segment Reporting".

Accordingly, certain accounts in the 2000 and 1999 presentation were reclassified to conform with the 2001 presentation.

4. Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Customers and agents	**₱28,196.9**	₱29,294.7	**₱21,638.7**	₱21,705.5
Others	**4,161.7**	4,191.5	**2,496.4**	2,485.6
	32,358.6	33,486.2	**24,135.1**	24,191.1
Less allowance for doubtful accounts	**5,561.5**	6,385.7	**3,115.6**	2,082.5
	₱26,797.1	₱27,100.5	**₱21,019.5**	₱22,108.6

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and it transfers all its rights of ownership to the Purchaser upon sale. The termination date of the facility was initially extended from June 22, 2000 to June 20, 2001 and further extended to June 27, 2002. On September 21, 2000, PLDT entered into a similar Master Receivables Purchase and Sale Agreement with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. The September 2000 agreement has also been extended from September 20, 2001 to September 18, 2002.

Sales of receivables under these agreements amounted to US$58.6 million (₱3,029.0 million) in 2001, US$78.3 million (₱3,913.9 million) in 2000 and US$78.1 million (₱3,147.3 million) in 1999, with resulting losses of US$2.0 million (₱103.4 million), US$4.1 million (₱204.9 million) and US$ 2.8 million (₱112.8 million), respectively. The losses are included in "Other Expenses – net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets.

5. Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Spare parts and supplies	**₱2,341.9**	₱1,056.5	**₱2,335.9**	₱1,050.8
Terminal and cellular phone units	**2,013.9**	1,532.0	**534.1**	347.9
Office supplies	**87.3**	132.0	**66.3**	130.6
Materials in-transit	**761.5**	653.9	**749.1**	248.3
	₱5,204.6	₱3,374.4	**₱3,685.4**	₱1,777.6

Spare parts and supplies issued to various projects are included as part of construction in progress account shown under "Property, Plant and Equipment". In 2001, spare parts and supplies recovered from various completed projects amounting to ₱1,399.5 million were included under the "Inventories and Supplies" account. There were no spare parts and supplies recovered from completed projects in 2000.

6. Property, Plant and Equipment

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Cable and wire facilities	**₱98,321.7**	₱94,095.9	**₱97,287.2**	₱92,508.7
Central office equipment	**91,647.9**	86,313.6	**91,179.1**	84,153.5
Cellular facilities	**47,514.5**	56,463.2	–	–
Buildings	**24,347.5**	23,634.2	**22,936.0**	21,606.9
Vehicles, furniture, and other work equipment	**17,408.1**	17,333.9	**10,970.4**	10,362.0
Communications satellites	**10,722.5**	9,914.9	–	–
Information origination/ termination equipment	**5,340.5**	5,290.0	**5,191.3**	5,238.2
Land and improvements	**2,318.5**	3,037.3	**2,171.8**	2,314.6
	297,621.2	296,083.0	**229,735.8**	216,183.9
Less accumulated depreciation and amortization	**72,891.9**	68,934.3	**56,348.6**	44,631.1
	224,729.3	227,148.7	**173,387.2**	171,552.8
Property under construction	**31,747.7**	44,596.8	**24,259.6**	26,968.7
Advances for the Asia Cellular Satellite System	–	652.2	–	–
	₱256,477.0	₱272,397.7	**₱197,646.8**	₱198,521.5

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see *Note 10 – Long-term Debt*). Foreign exchange losses and interest capitalized to property, plant and equipment for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
Foreign exchange losses	**₱4,240.3**	₱36,272.0	₱3,932.4	**₱3,337.7**	₱27,586.6	₱3,252.1
Interest	**2,403.8**	2,602.6	3,042.5	**1,505.6**	1,894.6	2,430.2

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, the continuing decline in subscribers, competition and other economic factors which are considered to have shortened the useful economic life of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge of ₱1,440.0 million for the year ended December 31, 2001.

As more fully discussed in *Note 10 – Long-term Debt* and *Note 13– Related Party Transactions*, PLDT and Smart entered into a local exchange carrier or LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT.

PLDT's properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of ₱40.116 to US$1.00. As of December 31, 1997, the sound value was ₱225,965.6 million and the appraisal increment was ₱82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2001, 2000 and 1999, the appraisal increment on PLDT's properties still in service, net of a 5% disallowance factor, amounted to ₱51,803.1 million, ₱58,859.0 million and ₱67,891.2 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Pursuant to the terms of its franchise (Republic Act No. 7082, as amended), PLDT enjoys exemption from customs duties and taxes on its importations of equipment, machinery and spare parts which are necessary and will be used exclusively in the operation of the businesses authorized by its franchise. However, the Philippine Department of Finance issued a memorandum dated January 20, 2000, suspending the value-added tax exemption granted to telecommunications companies, including PLDT, on the importations of capital equipment.

<u>Advances for the Asia Cellular Satellite System</u>

Advances for the Asia Cellular Satellite System in 2000 consist of full payment made by ACeS Philippines for the purchase of gateway facilities and equipment, supply installation and test services and certain development costs. ACeS Philippines started to roll out fixed satellite terminals in the last quarter of 2001 and final acceptance of the facilities is expected in 2002.

7. Investments

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Investments in shares of stock:				
Cost				
Common	**₱6,458.9**	₱2,155.3	**₱25,918.9**	₱24,144.7
Preferred	**5,473.8**	1,023.1	**13,509.4**	9,858.8
	11,932.7	3,178.4	**39,428.3**	34,003.5
Accumulated equity in net earnings (losses)	**(7,648.8)**	72.3	**(4,543.9)**	(4,686.0)
Total cost and accumulated equity in net earnings	**4,283.9**	3,250.7	**34,884.4**	29,317.5
Investment in debt securities	**2,140.2**	2,052.2	**2,052.2**	2,076.6
	₱6,424.1	₱5,302.9	**₱36,936.6**	₱31,394.1
Investments in shares of stock:				
At equity:				
Smart (Notes 2 and 13)	**₱–**	₱–	**₱27,803.2**	₱22,956.6
ACeS Philippines	**–**	–	**2,091.7**	2,098.1
Mabuhay Satellite	**–**	–	**1,224.0**	1,113.9
ePLDT	**–**	–	**1,048.8**	395.3
Subic Telecom	**–**	–	**785.6**	423.1
MaraTel	**–**	–	**435.2**	–
Clark Telecom	**–**	–	**239.2**	229.8
Telesat	**–**	–	**144.2**	125.6
SNMI	**–**	–	**123.9**	113.0
Others	**719.8**	613.2	**–**	–
	719.8	613.2	**33,895.8**	27,455.4
At cost:				
ACeS International Limited	**1,614.4**	1,614.4	**–**	–
Piltel (Note 2)	**948.0**	–	**948.0**	1,830.9
Mabuhay Space Holdings Limited	**885.3**	859.7	**–**	–
Others	**116.4**	163.4	**40.6**	31.2
	3,564.1	2,637.5	**988.6**	1,862.1
	₱4,283.9	₱3,250.7	**₱34,884.4**	₱29,317.5

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including the contingent liability to Marubeni Corporation, or Marubeni, arising out of the Build Transfer Agreement, or the BTA.

Under the terms of the restructuring, 50% of Piltel's debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See *Note 12 – Stockholders' Equity* for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	**15-Year Loans**	**Term Notes Facility**	**Conversion Notes**
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00% Years 3 to 9 – 0.10% Year 10 – 99.30%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 2.00% Years 6 to 14 – 10.00% Year 15 – 7.80%	Years 1 and 2 – 0.00% Years 3 to 14 – 0.10% Year 15 – 98.80%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 1.05% Years 6 to 9 – 5.05% Year 10 – 54.65% Years 11 to 14 – 5.00% Year 15 – 3.90%
Interest rate	<u>Peso facility</u> – Philippines 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a. <u>U.S. dollar facilities</u> – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a. <u>Yen facility</u> – LIBOR for three-month Yen deposits plus 1.00% p.a.		181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually	

Under the terms of the debt restructuring, PLDT issued a Letter of Support or LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the LOS, PLDT will provide funding to Piltel in the event that the cash flow from Piltel's operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2001, the undrawn balance that would be available under the LOS was US$61.2 million considering investments made from March 23, 2000 in the aggregate amount of US$88.8 million.

Until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms.

On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001.

The condensed balance sheets of Piltel at December 31 follow:

	2001	2000*
	(In Millions)	
Current assets	**₱1,285.9**	₱1,399.5
Property, plant and equipment – net	**25,014.0**	29,886.7
Non-current assets	**391.4**	415.2
	₱26,691.3	₱31,701.4
Current liabilities	**₱3,425.0**	₱2,301.7
Long-term debt	**21,192.9**	27,680.4
Stockholders' equity	**2,073.4**	1,719.3
	₱26,691.3	₱31,701.4

* *Included in the consolidated balance sheets of PLDT as of December 31, 2000*

Piltel's long-term debt as of December 31 consists of:

		2001		2000
		(In Millions)		
Restructured debt				
Peso				
10 year Tranche B		**₱2,166.4**		₱–
15 year Tranche C		**2,166.4**		–
15 year Term Note facility		**241.4**		–
		4,574.2		–
US Dollar				
10 year Tranche B	US$33.2	**1,716.6**	–	–
15 year Tranche C	33.2	**1,716.6**	–	–
15 year Conversion Notes	117.3	**6,060.2**	–	–
	US$183.7	**9,493.4**	–	–
Japanese Yen				
10 year Tranche B	JP¥ 7,822.0	**3,070.1**	–	–
15 year Tranche C	7,822.0	**3,070.1**	–	–
	JP¥ 15,644.0	**6,140.2**	–	–
Total		**20,207.8**	–	–

		2001		2000
		(In Millions)		
Unrestructured debt				
Peso				
Banks		–	–	8,666.5
Preferred shareholders		**106.9**	–	113.2
		106.9	–	8,779.7
US Dollar				
Banks	US$6.2	**321.5**	US$103.7	5,182.9
Convertible bonds	9.9	**514.2**	238.2	11,907.9
Trade creditors	–	–	27.3	1,364.3
	US$16.1	**835.7**	US$369.2	18,455.1
Japanese Yen				
Bank		–	JP¥ 854.4	403.8
Total		**942.6**		27,638.6
Liabilities under capital lease		**42.5**		41.8
		₱21,192.9		₱27,680.4

Piltel is currently not in compliance with the terms of US$7.5 million principal amount (approximately US$9.9 million including put premium) of indebtedness held by certain bondholders, US$6.2 million held by a creditor and ₱106.9 million of indebtedness held by a peso lender that did not participate in the debt restructuring plan.

On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.9 million indebtedness in the restructuring. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt the terms on which that holder will participate in the restructuring.

Piltel was in default in the payment of the US$9.9 million redemption price of the bonds on January 17, 2002. As a result, Piltel received a notice of acceleration on the balance of the bonds. The acceleration of this debt would not, in itself, constitute a default under the terms of the restructured debt. All of the creditors that participated in Piltel's debt restructuring have agreed to submit Piltel to a rehabilitation under the supervision of the Philippine courts if a creditor that did not participate in the debt restructuring takes any step to commence proceedings for the insolvency, receivership, liquidation or rehabilitation of Piltel or any other similar proceedings.

The carrying value of PLDT's investments in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in losses of Piltel following significant financial losses suffered by Piltel since 1997.

In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the LOS issued by PLDT for the benefit of Piltel and its creditors. The carrying value of PLDT's investment in Piltel preferred shares has been reduced to ₱948.0 million as of December 31, 2001 after taking into account PLDT's equity in losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares, and provisions for estimated permanent decline in value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

The net book value of Piltel amounted to ₱2,073.4 million as of December 31, 2001 after recognizing an asset write-down of ₱13,984.1 million approved by Piltel's board of directors at a meeting on August 8, 2001 which is reflected in Piltel's accounts as of June 30, 2001. This was a result of Piltel's decision to scale down its Advance Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA, network beginning the second half of 2001 due to its recent success in marketing Global System for Mobile Communication, or GSM, prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

The attributable share of PLDT on the asset write-down amounting to approximately ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect to the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

Piltel's continued operation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, and to obtain additional financing or refinancing, as may be necessary. PLDT's investment in Piltel is carried in the consolidated balance sheet as of December 31, 2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of PLDT's investment that might be necessary should Piltel be unable to continue as a going concern.

Subscription for Smart Preferred Shares

On September 11, 2000, PLDT entered into a Subscription Agreement with Smart under which PLDT subscribed for 250 million preferred shares of Smart at ₱13.875 per share, or an aggregate subscription price of ₱3,468.7 million. This subscription was fully paid as of December 31, 2000.

At the same price of ₱13.875 per share, PLDT subscribed for the following additional preferred shares of Smart:

- 326,339,553 shares at an aggregate subscription price of ₱4,528.0 million subscribed in 2000; and
- 186,072,072 shares at an aggregate subscription price of ₱2,581.8 million subscribed in 2001 of which ₱1,581.8 million is still unpaid as of December 31, 2001.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

Acquisition of Additional Stake in Mabuhay Satellite

On May 11, 2000, PLDT finalized the Stock Purchase Agreement with Piltel for the purchase of 600,000 common shares of Mabuhay Satellite held by Piltel. The shares were purchased at par value of ₱100 per share for a total consideration of ₱60 million.

Also on the same date, a Deed of Assignment was executed by Mabuhay Satellite and Piltel assigning to PLDT the 617,028 common shares of Mabuhay Satellite subscribed by Piltel, for which Piltel partially paid ₱54 million. PLDT paid Piltel the amount of ₱54 million and assumed the obligation to pay Mabuhay Satellite the unpaid balance of Piltel's subscription amounting to ₱ 7.7 million.

As a result of these transactions, PLDT's equity interest in Mabuhay Satellite increased from 61% to 67%.

Investment in Infocom Technologies, Inc., or Infocom

In 2000, PLDT completed the purchase of Infocom shares held by Sequel Concepts Inc. and other minority shareholders.

On August 4, 2000, PLDT also subscribed for 12.5 million shares out of the increase in Infocom's authorized capital stock from ₱100 million to ₱250 million. Furthermore, on December 21, 2000, PLDT and Infocom entered into an agreement to convert the loans totaling ₱45 million granted by PLDT to Infocom (as evidenced by Convertible Notes) into 4.5 million shares. The converted common shares were issued on January 5, 2001.

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom's capital restructuring which involved the increase in authorized capital stock of Infocom from ₱ 250 million to ₱500 million and the subsequent decrease in authorized capital stock of Infocom from ₱500 million to ₱188.5 million which resulted to the removal of Infocom's deficit amounting to ₱ 232.4 million.

PLDT subscribed and paid 17.5 million shares through offsetting of receivables from Infocom amounting to ₱150 million and the conversion of Infocom's Convertible Notes in the amount of ₱ 24.5 million.

As a result of these transactions, PLDT's equity interest in Infocom increased from 51% to 99.6%.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for in a manner similar to pooling of interest method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at historical cost or at the predecessor's carrying amounts.

Acquisition of Additional Stake in Subic Telecom

On November 28, 2000, the Board of Directors of PLDT approved the acquisition of AT&T's 40% equity interest in Subic Telecom. The parties signed the Stock Purchase Agreement on January 26, 2001, and the closing of the sale/purchase transaction took place on February 16, 2001. As a result of this transaction, PLDT's equity interest in Subic Telecom increased from 60% to 100%.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT's information and communications technology initiatives and ventures. ePLDT currently holds or intends to hold interests in a number of businesses, which include:

a. Internet Data Center under the brand name Vitro™;

b. 100% owned subsidiary, Sidera Technologies, Inc.;

c. 100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

d. 22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office;

e. 100% owned subsidiary, mySecureSign, Inc., a principal affiliate of Verisign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

f. 51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

g. 20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.;

h. 45% interest in MindStream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology or NIIT of India for IT courseware;

i. 40% investment in Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

j. 51% interest in eYP.ph Corporation, which is engaged in providing online directory service;

k. 100% investment in Vocativ Systems Inc., a planned 500-seat call center facility that we expect will commence commercial operations in the second quarter of 2002 exclusively for clients of a global provider of customer relationship management services; and

l. 100% investment in Parlance Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations also in the second quarter of 2002 exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements.

ePLDT has an initial authorized capital stock of ₱1 billion which was increased to ₱4 billion in May 2001. As of December 31, 2001, PLDT has subscribed for 1.178 billion shares of which ₱550.0 million was paid in cash, ₱224.0 million was paid through offsetting of receivables from ePLDT, ₱134.6 million through transfer of Infocom shares, and ₱270.0 million through the transfer of the 3rd and 4th floors of the PLDT's Information Systems Data Center.

ePLDT commenced commercial operations on February 5, 2001.

Acquisition of Controlling Stake in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel's common capital stock for a total consideration of ₱451.3 million. The shares represent 92.3% of the issued and outstanding common shares of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,440 subscribers and a switch capacity of 32,000 digital lines as of December 31, 2001.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT's existing coverage in Mindanao.

Purchase of SNMI

On April 26, 2000, PLDT completed the purchase of 421,384 common shares of SNMI for a total consideration of ₱42.1 million. The acquisition represents 40% of the issued and outstanding shares of common capital stock of SNMI.

Under a Stock Purchase Agreement dated August 14, 2000, PLDT also purchased Smart's equity interest in SNMI, representing the remaining 60% of SNMI's outstanding capital stock, for a total consideration of ₱63.2 million. This transaction increased PLDT's equity interest in SNMI to 100%.

SNMI was incorporated for the primary purpose of providing enhanced communication and information services as well as value-added services to individual consumers, businesses, government agencies and other organizations or entities.

Investment in Mabuhay Space Holdings

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement or JVA, with Space Systems/Loral, Inc. or SS/L, to form Mabuhay Space Holdings, Limited or MSHL, for the purpose of providing high power Ku-Band satellite transmission services using the additional payload which was added by SS/L aboard Agila II. Management expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investments in Debt Securities

Home Cable

PLDT's total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to ₱2,052.2 million as of December 31, 2001 and 2000.

These notes are convertible into shares of common stock of Unilink or Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

Infocom

PLDT also made investments in convertible notes of Infocom. At the option of PLDT, these notes are convertible into common shares of Infocom at a conversion rate equal to the par value of the shares.

On December 21, 2000, ₱45.0 million of these notes were converted into 4.5 million common shares of Infocom. The actual issuance of the conversion shares was done on January 5, 2001.

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of ₱24.5 million convertible notes into shares of Infocom. The shares were issued on August 28, 2001 after the Philippine SEC approved the increase in authorized capital stock of Infocom from ₱250.0 million to ₱ 500.0 million.

8. Other Assets

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Debt issuance expenses – net (Note 3)	**₱1,784.5**	₱1,086.3	**₱453.8**	₱396.5
Refundable deposits	**364.5**	351.3	**228.8**	247.2
Others – net	**2,836.1**	3,490.6	**125.9**	1,165.2
	₱4,985.1	₱4,928.2	**₱808.5**	₱1,808.9

9. Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Accrued interest on various loans	**₱3,033.9**	₱3,850.9	**₱2,212.6**	₱3,290.1
Accrued taxes and other expenses	**1,520.4**	2,431.6	**946.3**	708.8
Accrual for unused sick leave pay and other employee benefits	**779.8**	629.6	**642.3**	535.4
Accrued utilities and general expenses	**452.6**	360.6	**452.6**	360.6
Others	**2,402.2**	1,490.1	**346.5**	269.2
	₱8,188.9	₱8,762.8	**₱4,600.3**	₱5,164.1

10. Long-term Debt

This account consists of:

	Consolidated	
	2001	2000
	(In Millions)	
PLDT	**₱141,515.2**	₱146,188.4
Piltel (Note 7)	–	27,680.4
Smart	**21,701.8**	11,814.2
Mabuhay Satellite	**5,622.5**	6,241.9
MaraTel	**40.0**	–
	168,879.5	191,924.9
Less current portion	**19,285.7**	12,856.8
	₱149,593.8	₱179,068.1

The scheduled maturities of long-term debt outstanding as of December 31, 2001 are as follows:

Year	**Consolidated**	**Non-Consolidated**
	(In Millions)	
2002	₱21,852.4	₱16,841.1
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

PLDT

PLDT's aggregate outstanding indebtedness as of December 31, 2001 and 2000 are shown below:

Description	**2001**		2000	
	(In Millions)			
In U.S. Dollars				
Export Credit Agencies' Supported Loans				
Kreditanstalt fur Wiederaufbau	**$474.9**	**₱24,549.3**	$540.9	₱27,036.7
JBIC/Co-financing Banks	**109.4**	**5,652.7**	129.0	6,446.4
Others	**182.6**	**9,441.2**	190.7	9,537.5
	766.9	**39,643.2**	860.6	43,020.6
Fixed Rate Global Bonds	**1,426.9**	**73,669.9**	1,426.7	71,314.3
Term Loans	**289.8**	**14,976.2**	402.4	20,113.6
	$2,483.6	**128,289.3**	$2,689.7	134,448.5
In Japanese Yen				
Term Loans	**¥23,029.1**	**9,130.9**	¥19,595.6	8,564.8
In Philippine Pesos				
Peso Fixed Rate Corporate Notes		**2,770.0**		2,770.0
Term Loans		**1,325.0**		405.1
		4,095.0		3,175.1
		141,515.2		146,188.4
Less current portion		**14,274.4**		10,891.8
		₱127,240.8		₱135,296.6

Effective average interest rates during 2001 and 2000 are as follows:

	2001	2000
Dollar denominated loans	8.688%	9.127%
Yen denominated loans	1.333%	1.339%
Peso denominated loans	14.536%	15.221%

Export Credit Agencies' Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest creditor. As of December 31, 2001, we owed US$474.9 million aggregate principal amount of debt to KfW, as follows:

- US$359.9 million provided under various export credit agency-backed facilities in connection with our expansion and service improvement programs;

- US$58.9 million provided for the 15% down payment portion without guarantee/insurance cover from the export credit agencies; and

- US$56.1 million provided under three other credit facilities.

US$95.5 million of our KfW loans matures in 2002, US$88.9 million matures in 2003, US$87.7 million matures in 2004, US$82.5 million matures in 2005 and US$120.3 million matures in 2006 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

On January 25, 2002, PLDT signed a loan agreement with KfW which shall provide PLDT with a new US$149 million facility to refinance in part the repayment installments becoming due from January 2002 until December 2004. The facility is a nine-year loan, inclusive of a two-year grace period, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. The continuing availability of disbursement under this facility will be subject to PLDT's success in implementing its other financing initiatives based on an agreed plan and timetable. The portion of the debt to be refinanced by this facility that matures in 2002 amounting to US$49.7 (₱ 2,566.7 million) is presented under Long-term Debt – net of current portion in our balance sheet as of December 31, 2001.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export Import Bank of Japan, the Export Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$292.0 million and US$319.8 million as of December 31, 2001 and 2000, respectively. US$59.8 million of these loans matures in 2002, US$57.8 million matures in 2003, US$56.4 million matures in 2004, US$45.2 million matures in 2005 and US$72.8 million matures in 2006 and onwards.

Fixed Rate Global Bonds

PLDT has eight series of non-amortizing fixed rate global bonds outstanding as of December 31, 2001, as follows:

Principal Amount	Interest Rate	Maturity
US$100,000,000	9.125%	August 1, 2002
US$125,000,000	8.50%	June 30, 2003
US$204,265,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.25%	June 30, 2006
US$200,000,000	7.85%	March 6, 2007
US$175,000,000	10.50%	April 15, 2009
US$300,000,000	8.35%	March 6, 2017

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business to PLDT discussed in *Note 6 – Property, Plant and Equipment* and *Note 13 – Related Party Transactions*, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$172.8 million of which was outstanding as of December 31, 2001. These loans were amended in August 2001 to increase the maximum total debt to earnings before income tax and depreciation and amortization or EBITDA ratio that PLDT on an unconsolidated basis is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150.0 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$103.5 million of which was outstanding as of December 31, 2001. The outstanding principal amount of this loan is payable at maturity on December 22, 2003.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, ¥19.015 billion of which is outstanding as of December 31, 2001. This loan has a final maturity on June 18, 2003.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of ₱1.7 billion, ₱1.1 billion of which was drawn and outstanding as of December 31, 2001. The loan is funded under the Japan

Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan matures on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date
Payments 1-7	3.5%
Payments 8-11	8.875%
Payments 12-15	10.00%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvements and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of ₱1.5 billion, of which ₱230 million will mature on November 11, 2002, ₱500 million on November 9, 2004, and ₱770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of ₱1.27 billion, of which ₱360 million will mature on June 9, 2003, ₱100 million on June 9, 2005 and ₱810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods. Since over 97% of PLDT's indebtedness is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% from ₱49.986 = US$1.00 on January 1, 2001, to ₱51.690 = US$1.00 on December 31, 2001. During 2001, the exchange rate fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. These financial ratios and other tests are also negatively affected by any deterioration of PLDT's consolidated and non-consolidated operating results or impairment of our assets. If, among other things, the peso weakens significantly against the U.S. dollar from current levels or our consolidated and non-consolidated operating results do not meet our expectations or we are required to recognize an impairment of the value of our assets, we may be unable to maintain compliance with these ratios.

Failure to comply with these covenants could result in a declaration of default and acceleration of some or all of PLDT's indebtedness. The terms of some of our loans have no minimum amount for cross-default.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting compliance with such covenants due to restrictions on payment of dividends by Smart. To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future.

The financial tests under our loan agreements, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.01:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1;

- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. At December 31, 2001, PLDT's ratio of total debt to EBITDA on a non-consolidated basis, which is not permitted to exceed 6.0:1, was 5.31:1. At December 31, 2000, PLDT's ratio of total debt to EBITDA on a non-consolidated basis was 5.45:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC. At December 31, 2001, PLDT's ratio of long-term indebtedness to appraised value of equity/tangible net worth ranged from 0.91:1 to 1.15:1 as against permitted maximums from 1.1:1 to 3:1 depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding PLDT's equity share in net earnings of investees for the period, after adding back interest charges on all indebtedness for the twelve months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date. At December 31, 2001, PLDT's interest coverage ratio on a non-consolidated basis ranged from 167% to 401%, as against required minimums of 150% to 200% depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated current ratio is the result obtained by dividing non-consolidated current assets by non-consolidated current liabilities excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. At December 31, 2001, PLDT's current ratio on a non-consolidated basis was 1.27:1 as against required minimums of 0.9:1 to 1.2:1 depending on the loan facility.

In addition, some of PLDT's loan and other debt agreements contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

At December 31, 2001, PLDT's long-term debt to tangible net worth calculated on this basis was 1.1:1 and its total debt to EBITDA was 4.29:1.

PLDT's loan agreements contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Smart

Smart's long-term debt as of December 31, 2001 and 2000 consists of:

	2001		2000	
		(In Millions)		
U.S. Dollars	**$400.5**	**₱20,701.8**	$236.6	₱11,814.2
Philippine Pesos		**1,000.0**		–
		21,701.8		11,814.2
Less current portion		**4,577.4**		1,655.1
		₱17,124.4		₱10,159.1

Smart's bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart's dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loan is payable quarterly and accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in 2006.

Smart's loan agreements contain restrictions, that limit its ability to pay dividends, make distributions to its shareholders or otherwise provide funds to its shareholders or affiliates without the consent of its lenders. In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arm's-length terms and for valuable consideration.

Smart's debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. Smart's debt-to-equity ratio increased to 1.11:1 at the end of 2001 from 0.80:1 in 2000. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

- Cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;
- Failure by Smart to comply with certain financial ratio covenants;
- Any reduction in PLDT's ownership of Smart's stock below 51.0 per cent of the total of each class of Smart's issued shares;
- Any reduction in First Pacific's and Metro Pacific Corporation's collective direct and/or indirect ownership of PLDT's common stock below 17.5 per cent of the total common stock outstanding or 17.5 per cent of the voting power of the total common stock outstanding; and
- The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors' ability to perform its obligations under an applicable guaranty.

Certain land and telecommunications equipment of Smart with a net book value of approximately ₱160.0 million as of December 31, 2001 have been pledged as securities for Smart's outstanding loans.

Mabuhay Satellite

Mabuhay Satellite's long-term debt as of December 31, 2001 and 2000 consists of:

	2001		2000	
	(In Millions)			
U.S. Dollars				
Credit Agreement	**$61.9**	**₱3,201.3**	$74.9	₱3,745.5
Omnibus Agreement	**46.9**	**2,421.2**	49.9	2,496.4
	108.8	**5,622.5**	124.8	6,241.9
Less current portion	**8.2**	**423.9**	6.2	309.9
	$100.6	**₱5,198.6**	$118.6	₱5,932.0

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the costs of purchasing the Agila II Satellite. On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of this Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (₱3,201.3 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.9 million (₱2,421.2 million).

As security therefor, Mabuhay Satellite has, constituted in favor of the Banks:

- A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;
- An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and
- An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite's debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite's long-term liabilities as of December 31, 2001 and 2000 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the *Bangko Sentral ng Pilipinas* approved the restructuring of Mabuhay Satellite's debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite's nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

MaraTel

MaraTel's long-term debt consists of a ₱60 million loan, which was availed of on October 20, 1997. The loan carries a fixed interest rate of 11.7% per annum and matures on October 16, 2005. As of December 31, 2001, the outstanding balance of this loan was ₱40 million, ₱10 million of which will mature in 2002.

11. Deferred Credits and Other Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
	(In Millions)			
Accrual of capital expenditures under long-term financing (Note 18)	**₱6,995.4**	₱3,442.5	**₱2,725.3**	₱984.6
Customers' deposits	**2,453.2**	2,517.1	**2,407.9**	2,486.5
Accrued pension cost (Note 14)	**1,116.8**	575.8	**1,116.8**	575.8
Deferred gain on swap transactions – net	**416.3**	323.4	**416.3**	323.4
Related party (Note 13)	**–**	–	**2,350.2**	–
Others	**1,995.2**	2,480.2	**1,323.4**	1,648.8
	₱12,976.9	₱9,339.0	**₱10,339.9**	₱6,019.1

12. Stockholders' Equity

PLDT's capital stock account consists of:

	2001		2000	
	Shares	**Amount**	Shares	Amount
	(In Millions, Except Par Value Per Share)			
Preferred stock – ₱10 par value				
Authorized	**822.5**	**₱8,225.0**	822.5	₱8,225.0
Outstanding-				
Cumulative				
Convertible:				
Series A to BB	**372.4**	**₱3,723.5**	351.5	₱3,515.2
Series III	**4.6**	**46.1**	4.6	46.1
Series V	**2.6**	**26.1**	–	–
Series VI	**4.8**	**48.2**	–	–
Series VII	**3.8**	**38.4**	–	–
Nonconvertible:				
Series IV	**36.0**	**360.0**	36.0	360.0
	424.2	**₱4,242.3**	392.1	₱3,921.3
Common stock – ₱5 par value				
Authorized	**234.0**	**₱1,170.0**	234.0	₱1,170.0
Outstanding	**168.9**	**₱844.5**	168.5	₱842.5

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from ₱8.5 billion, divided into two classes consisting of 783 million shares of serial preferred stock with a par value of ₱10 each and 134 million shares of common stock with a par value of ₱5 each, to ₱9.395 billion divided into two classes consisting of 822.5 million shares of serial preferred stock with a par value of ₱10 each and 234 million shares of common stock with a par value of ₱5 each. Out of said increase in capital stock, PLDT issued 35.1 million as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12.2 million shares of stock were subscribed by NTT Communication's subsidiary for cash (see *Note 13 – Related Party Transactions*).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to BB 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. It is convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the Philippine Stock Exchange, or PSE, over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors which, as of December 31, 2001, is ₱5 per share. At PLDT's option, the Series A to BB 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On November 7, 2000, the Board of Directors designated 30 million shares of serial preferred stock as Series BB 10% Cumulative Convertible Preferred Stock for issuance throughout 2001 pursuant to PLDT's Subscriber Investment Plan. On January 24, 2001, the Philippine SEC issued a resolution exempting from the registration requirements under the Securities Regulation Code, or the Code, the issuance by PLDT of Series BB 10% Cumulative Convertible Preferred Stock. On May 21, 2001, the PSE approved the listing of Series BB 10% Cumulative Convertible Preferred Stock.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Code. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares. This brings the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. A request for confirmation by the Philippine SEC that the issuance of these shares is a transaction exempt from the registration requirements under the Code and an application for the listing of these shares on the PSE will be filed in due course.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to ₱11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

On June 4, 2001, PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividend of ₱18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share will be convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for ₱1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4.6 billion, US$183.7 million and JP¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the underlying common shares were put to PLDT. As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares.

The aggregate value of the put option as of December 31, 2001 is ₱19,574.3 million while the market value of the underlying common shares is ₱4,703.7 million based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On November 27, 2001, the Board of Directors approved the dividend declaration of ₱0.50 per outstanding share of Series H, L, M, and Y 10% Cumulative Convertible Preferred Stock, payable on January 31, 2002 to the holders of record on December 27, 2001. As of December 31, 2001, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately ₱206.2 million.

On January 22, 2002, the Board of Directors approved the dividend declaration of: (i) ₱0.50 a share on Series A, I, R, W, AA, BB 10% Cumulative Convertible Preferred Stock, payable on February 28, 2002 to the holders of record on February 8, 2002; (ii) ₱0.50 per outstanding share of Series B, F, Q, V, Z 10% Cumulative Convertible Preferred Stock payable on March 27, 2002 to the holders of record on March 27, 2002; and (iii) ₱0.000375 per outstanding share of Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on March 15, 2002 to the holders of record on February 15, 2002.

Employees' Stock Purchase Plan

The Employees' Stock Purchase Plan of PLDT provides an opportunity to its regular rank and file and supervisory employees to purchase an ownership interest in PLDT's common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the Employees' Stock Purchase Plan. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

As of December 31, 2001, a balance of 1,173,513 shares of common stock is still reserved for future offerings under the Employees' Stock Purchase Plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or the Plan, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the Plan. The Plan covers management executives which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The Plan seeks to motivate option holders to achieve PLDT's goals, reward option holders for the creation of stockholder value, align the option holders' interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The Plan is administered by the Executive Compensation Committee of the Board of Directors.

Approximately 1,289,745 shares of common stock of PLDT have been reserved as underlying shares of options under the Plan.

Retained Earnings

This account consists of:

	2001	2000	1999
		(In Millions)	
Appropriated for plant expansion and higher replacement costs	**₱435.0**	₱435.0	₱435.0
Unappropriated	**34,200.3**	32,448.5	33,328.1
	₱34,635.3	₱32,883.5	₱33,763.1

Declaration and payment of dividends are made regularly by PLDT. However, the written consent of the creditors and certain preferred stockholders may be required (under certain conditions as discussed in *Note 10 – Long-term Debt*). The retention of earnings is necessary to meet the financial requirements of PLDT's expansion and modernization programs which are all designed to increase the number of access lines in service and to improve facilities for fixed line, long distance and data and other network services. The unappropriated retained earnings of PLDT include undistributed loss and earnings, representing accumulated equity in the net losses of subsidiaries amounting to losses of ₱4,543.9 million and ₱4,686.0 million as of December 31, 2001 and 2000, respectively.

13. Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. The PLDT Group believes that the terms of these transactions are comparable with those available from unrelated parties.

Transactions with/between Investees

Description of major transactions with/between investees are as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunication carriers within PLDT Group, namely: PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel have existing interconnection agreements with one another under the terms similar with other telecommunication providers outside the PLDT Group (*see Note 22 - Other Matters*). Each of these companies recognized revenues net of interconnection charges for calls terminating with the customer of the other carriers.

b. Business Transfer Agreement between PLDT and Smart

On May 15, 2000, PLDT and Smart entered into a LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction involved: (a) the transfer to PLDT of (i) the equipment; (ii) all rights and interests of Smart under and pursuant to the subscription contracts with the LEC customers or subscribers of Smart including, but not limited to all receivables from such customers or subscribers; (iii) all rights and interest of Smart including under and pursuant to Smart's supply contracts; (iv) all rights and interest of Smart under and pursuant to the LEC Provisional Authority or LEC PA and its permits, licenses and authorizations issued by relevant governmental authorities for the operation by Smart of the LEC business; and (v) real properties and improvements, furniture, fixtures, and other tangible and intangible assets pertaining to the LEC business of Smart and (b) the assumption by PLDT of the obligations and liabilities of Smart under the LEC PA, permits and licenses, supply contracts and other liabilities pertaining to the operation by Smart of the LEC business, other than obligations or liabilities for borrowed money (see *Note 10 – Long-term Debt*).

The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT. To finance the cash consideration, PLDT entered into a loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands for US$135 million (₱6,978.2 million) on August 18, 2000. At the same time, PLDT also entered into loan agreements with Exportkreditnamden, or EKN, of Sweden for US$35.7 million (₱1,845.3 million) and Export Credit Guarantee Department, or ECGD, of the United Kingdom for US$26.5 million (₱1,369.8 million). The proceeds of the loan with FMO were partly used to repay the outstanding balances of Smart's LEC-related loans with various commercial banks. The LEC-related loans of Smart with EKN and ECGD were novated and transferred to PLDT, which became in effect the borrower under the relevant loan agreements.

c. Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

- grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱926.9 million in 2001, ₱1,054.7 million in 2000 and ₱980.7 million in 1999.

d. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services, including Executive Order 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate, and Boac and Executive Order 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value added tax.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Total management fees under these agreements amounted to ₱134.9 million in 2001 and ₱11.0 million in 2000.

e. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱44.00 for repairs and maintenance and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including valued added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under these agreements amounted to ₱24.1 million in 2001 and ₱45.2 million in 2000.

f. Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase;

- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

i. A facilities management agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of ₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii. A customer service management agreement under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii. An administrative support and management services agreement under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to ₱540.1 million in 2001 and ₱124.1 million in 2000.

In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under this agreement amounted to ₱1,508.5 million in 2001 and ₱391.1 million in 2000.

g. *Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements*

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of:

- the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation and

- the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines. In the event PT Asia Cellular Satellite's aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT is endeavoring to amend the agreement considering the occurrence of partial satellite loss, change in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite; and
- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

h. Facilities Management Agreement between Smart and ACeS Philippines

On February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement with ACeS Philippines. In exchange for services rendered, Smart shall be compensated with fixed and variable monthly fees by ACeS Philippines.

Under the FMA, Smart shall undertake the management, maintenance and operation of the ACeS Global Mobile Personal Communications by Satellite, which are ready and available for actual use or operation on February 16, 2001.

Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines' business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

An amendment to the existing service distribution agreement with ACeS Philippines has been made whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue share formula. ACeS Philippines shall likewise pay Smart's charges for the payphone-related services.

Total fees under this agreement amounted to ₱10.0 million in 2001.

i. Other Transactions

Equity investments in investees are discussed in *Note 7 - Investments* to the consolidated financial statements.

The following is a summary of accounts with subsidiaries eliminated from the consolidated financial statements as of December 31, 2001, 2000 and 1999 and for the years then ended:

	2001	2000	1999
		(In Millions)	
Balance Sheet Items			
Receivables	**₱2,064.3**	₱1,624.8	₱277.2
Other assets	**2,350.2**	–	–
Accounts payable	**495.3**	1,624.8	277.2
Accrued and other current liabilities	**1,569.0**	–	–
Deferred credits and other liabilities	**2,350.2**	–	–
Profit and Loss Items			
Fixed line miscellaneous revenue	**56.9**	56.1	–
Wireless service revenue	**926.9**	1,054.7	980.7
Rent expense	**926.9**	1,054.7	980.7
Other operating costs	**307.0**	180.2	–
Miscellaneous income	**250.1**	124.1	–

The following is a summary of accounts with unconsolidated investees as of December 31, 2001, 2000 and 1999 and for the years then ended:

	2001	2000	1999
		(In Millions)	
Balance Sheet Items			
Receivables	**₱2,081.1**	₱ –	₱–
Profit and Loss Items			
Fixed line miscellaneous revenues	**102.1**	–	–
Miscellaneous income	**290.0**	–	–

Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of and for the years ended December 31, 2001, 2000 and 1999 are as follows:

a. Acquisition of Smart

On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific Company Limited and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired on March 24, 2000 the entire issued capital stock of Smart valued at approximately ₱37.9 billion (approximately US$930 million) through the issuance of 35,098,974 new PLDT common shares (issue price of ₱1,080 per share) to Smart's shareholders representing approximately 22.5% of the issued common shares of PLDT (as enlarged by such issue of shares).

Prior to this, Smart's major shareholders were certain Philippine and other affiliates of First Pacific Company Limited (collectively, the First Pacific Group) and NTT Communications Capital (UK) Limited or NTTC-UK, which in the aggregate owned 95.7% of Smart. NTTC-UK is a wholly owned subsidiary of NTT Communications Corporation or NTT Communications, which, in turn, is a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation or NTT (collectively, the NTT Group).

b. Agreements with NTT Communications and or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to ₱247.9 million in 2001 and ₱116.8 million in 2000.

- Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT's domestic fiber -optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to ₱106.8 million in 2001 and ₱35.4 million in 2000.

- Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to ₱6.6 million in 2001 and ₱0.8 million in 2000.

- Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to ₱0.4 million.

c. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing technical assistance agreement with ALBV for the latter's provision of technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of twenty-five years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV shall provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under this agreement amounted to ₱249.0 million in 2001 and ₱195.0 million in 2000.

d. Others

Other than the above, transactions with other companies entered in the ordinary course of business in which some of our directors may have an interest are not material.

14. Employees' Benefit Plan

PLDT

PLDT has a trusteed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

The actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
		(In Millions)	
Actuarial accrued liability	**₱6,637.6**	₱9,264.2	₱9,862.1
Assets at fair value	**4,591.5**	5,007.0	5,450.1
Funded status of the Benefit Plan	**(2,046.1)**	(4,257.2)	(4,412.0)
Unrecognized			
Net transition liability	**3,054.3**	3,219.6	3,384.9
Net experience adjustment	**(2,125.0)**	461.8	734.2
Accrued pension cost	**(₱1,116.8)**	(₱575.8)	(₱292.9)
Net pension cost			
Normal cost	**₱622.6**	₱636.9	₱590.4
Interest cost	**74.7**	76.4	76.8
Amortization of:			
Unrecognized net transition obligation	**165.3**	165.3	165.3
Unrecognized net experience adjustment	**19.5**	30.8	6.3
	₱882.1	₱909.4	₱838.8

The average assumptions used to determine pension benefits at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Weighted average assumptions			
Discount rate	**12.00%**	12.00%	12.00%
Expected return on Plan assets	**12.00%**	12.00%	12.00%
Rate of compensation increase	**10.77%**	12.26%	11.90%

Smart

Smart has a Provident Plan to provide for the payment of benefits to all its qualified employees or their beneficiaries in the event of an employee's death, retirement, disability or separation from service. Benefit payments are made through a Provident Fund, which is administered by a trustee financial institution. Under the Provident Plan, Smart contributes to the Provident Fund based on a percentage of each member's monthly salary, starting from the date of his membership in the Provident Plan, in accordance with his number of years of credited service. The member employee, on the other hand, has the option to contribute to the Provident Fund an amount not to exceed 25% of his monthly salary. Contributions by Smart to the Provident Fund charged to operations amounted to ₱38.0 million, ₱22.1 million and ₱20.8 million in 2001, 2000 and 1999, respectively.

15. Other Expenses – Net

This account consists of:

	Consolidated			**Non-Consolidated**		
	2001	2000	1999	**2001**	2000	1999
			(In Millions)			
Interest expense and related items, net of capitalized interest (Notes 6 and 10)	**₱14,613.1**	₱14,562.3	₱12,500.4	**₱10,825.4**	₱9,741.1	₱7,572.4
Interest and other income	**(2,000.9)**	(2,359.0)	(3,206.8)	**(1,120.5)**	(1,356.4)	(855.5)
Manpower reduction cost	**279.1**	–	170.0	**279.1**	–	170.0
Provision for estimated decline in value of investment	**600.0**	–	–	**600.0**	–	–
Equity in net losses (earnings) of investees, including goodwill amortization (Note 7)	**(40.6)**	(11.5)	9.6	**(1,324.2)**	3,807.8	1,844.6
Foreign exchange/swap (gains) losses (Notes 10 and 20)	**816.9**	(945.3)	219.6	**332.6**	(969.9)	175.3
	₱14,267.6	₱11,246.5	₱9,692.8	**₱9,592.4**	₱11,222.6	₱8,906.8

16. Income Taxes

On December 11, 1997, Republic Act No. 8424, otherwise known as the Comprehensive Tax Reform Program, or CTRP, was signed into law and took effect on January 1, 1998. The CTRP includes (i) the phased-in change in rates of tax on domestic corporations, from 35% to 34% in 1998, 33% in 1999 and 32% in 2000 and thereafter; (ii) net operating loss carryover or NOLCO; and (iii) minimum corporate income tax.

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2001	2000
	(In Millions)	
Net current assets	**₱1,439.4**	₱1,725.0
Net current liabilities[1]	**(1.7)**	(19.3)
Net noncurrent liabilities	**(8,621.5)**	(8,542.0)
Net liability	**(₱7,183.8)**	(₱6,836.3)

[1] *Classified under "Accrued and Other Current Liabilities" in the audited balance sheets.*

PLDT's deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The significant components of the consolidated deferred tax assets and liabilities, using the tax rates applicable in future years, are as follows:

	2001	2000
	(In Millions)	
Current assets:		
Allowance for doubtful accounts	**₱1,845.7**	₱2,016.1
Unrealized foreign exchange losses	**4.7**	48.6
Allowance for inventory losses	**161.0**	216.0
Provision for manpower reduction program	–	56.5
Accrued pension costs	–	76.0
Unamortized past service pension cost	**369.3**	319.5
Others	**31.0**	0.2
	2,411.7	2,732.9
Less valuation allowance	**756.8**	1,007.9
	1,654.9	1,725.0
Current liabilities		
Lump-sum payment under the collective bargaining agreement	**(215.5)**	–
Net current assets	**₱1,439.4**	₱1,725.0
Net current liabilities		
Unrealized foreign exchange gains	**(₱ 1.7)**	(₱ 19.3)

	2001	2000
Noncurrent assets:		
NOLCO	**₱252.7**	₱4,371.3
Unamortized past service cost	**160.4**	223.3
	413.1	4,594.6
Less valuation allowance	**–**	4,002.5
	413.1	592.1
Noncurrent liabilities:		
Interest charges capitalized, net of amortization	**(5,496.2)**	(5,433.6)
Taxes and duties capitalized, net of amortization	**(775.8)**	(857.1)
Foreign exchange differential capitalized, net of depreciation	**(2,762.6)**	(2,843.4)
	(9,034.6)	(9,134.1)
Net noncurrent liabilities	**(₱8,621.5)**	(₱8,542.0)

Provision for income tax consists of:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
Current	**₱876.4**	₱1,736.2	₱2,037.1	**₱781.9**	₱1,642.6	₱2,022.7
Deferred	**343.5**	85.8	(21.9)	**51.6**	425.9	1.7
	₱1,219.9	₱1,822.0	₱2,015.2	**₱833.5**	₱2,068.5	₱2,024.4

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
Provision at statutory tax rate	**₱920.7**	₱254.9	₱930.1	**₱1,360.4**	₱1,016.6	₱1,689.2
Tax effect of:						
Tax loss position	**825.1**	1,679.0	1,386.4	**–**	–	–
NOLCO	**483.0**	346.6	690.3	**–**	–	–
Income subjected to lower tax rates	**(236.0)**	(378.7)	(200.2)	**(138.1)**	(287.7)	(184.0)
Equity in net gains (losses) of investees (including goodwill amortization)	**69.9**	(3.7)	(2.4)	**(353.9)**	1,218.5	510.8
Others – net	**(359.8)**	312.9	206.8	**(34.9)**	121.1	8.4
Actual provision for income tax	**1,702.9**	2,211.0	3,011.0	**833.5**	2,068.5	2,024.4
Valuation allowance	**(483.0)**	(389.0)	(995.8)	–	–	–
Actual provision for income tax – net	**₱1,219.9**	₱1,822.0	₱2,015.2	**₱833.5**	₱2,068.5	₱2,024.4

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom shall enjoy all the rights, privileges and benefits established under the Act, including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the BOI under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As a registered enterprise, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the need for Smart to surrender its original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday. On July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. Certain tax incentives are availed on the basis of incremental income generated from the said expansion projects.

Smart's deferred income tax assets and liabilities as of December 31, 2001 and 2000 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets and liabilities that will not have tax consequences as a result of the income tax holiday and pending resolution of the Bureau of Internal Revenue issue on the availability of NOLCO incurred by Smart prior to the 100% change in ownership in the year 2000.

On December 22, 2000, ePLDT was registered with the BOI as a new IT service firm in the field of services related to internet data center on a pioneer status. Under such registration, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

17. Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the earnings (loss) per share:

	2001	2000	1999
		(In Millions)	
Net income	**₱3,417.9**	₱1,108.4	₱3,094.6
Less dividends on preferred stock	**1,503.2**	1,249.1	1,098.9
Net income (loss) applicable to common stock	**₱1,914.7**	(₱140.7)	₱1,995.7

	2001	2000	1999
		(In Thousands)	
Outstanding common shares, beginning	**168,498.2**	156,272.4	156,232.7
Effect of issuance of common shares during the year	**162.0**	10,179.0	19.8
Weighted average number of common shares, end	**168,660.2**	166,451.4	156,252.5
Basic earnings (loss) per common share	**₱11.35**	(₱0.85)	₱12.77

The computation of diluted earnings (loss) per share was anti-dilutive; therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

18. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses PLDT Group's contractual obligations outstanding as of December 31, 2001:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**	**4–5 years**	**After 5 years**
			(In Million Pesos)		
1. Long-term lease obligations	₱9,508.3	₱1,457.1	₱3,173.6	₱3,026.0	₱1,851.6
2. Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
3. Other long-term obligations	19,574.4	–	–	–	19,574.4
Total contractual cash obligations	₱31,863.5	₱1,776.6	₱3,786.3	₱3,572.0	₱22,728.6

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in *Note 13 – Related Party Transaction,* PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2001 is US$18.0 million. The aggregate remaining obligation is approximately ₱6,057.0 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. The aggregate remaining obligation is approximately ₱1,049.2 million. In case of cancellation, PLDT is liable to pay ₱100.0 million for each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT's DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for a period ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited, or AIL. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS in March 1997, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because of the partial satellite loss, change in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in *Note 7 – Investments* and *Note 12 – Stockholders' Equity,* PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock are convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.6 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares were put to PLDT.

Commercial Commitments

The table below shows our commercial commitments outstanding as of December 31, 2001:

	Amount of Commitment Expiration Per			
Commercial Commitments	**Total**	**Less than 1 year**	**1–3 years**	**4–5 years**
	(In Million Pesos)			
Standby letters of credit	₱3,201.3	₱361.8	₱1,757.5	₱1,082.0

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby Letters of Credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the Credit Agreement that was restructured in January 1999 and May 8, 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized peso-denominated long-term-loan facilities of ₱600 million. Subsequently, US$9.4 million of PLDT's undrawn credit facilities was cancelled due to change in terms of the underlying supplier contracts.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract which covers the supply of works for the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the said GSM network.

Master Purchase Orders in the amounts of US$200 million and US$300 million were issued by Smart in August 2000 and 2001, respectively, in favor of Nokia Networks OY for the purchase of additional equipment for the expansion of its GSM phone network. Under these contracts, Nokia will expand the range and quality of Smart's GSM services.

19. Contingencies

PLDT

NTC supervision and regulation fees. On March 5, 1997 and March 18, 1997, the NTC and PLDT, respectively, partially appealed to the Supreme Court the decision of the Court of Appeals that supervision and regulation fees, or SRF, should be computed only on the basis of the par value of the subscribed or paid-up capital stock of PLDT and should not include stock dividends, premium and capital in excess of par; and that permit fees should be paid regardless of any regulatory services rendered by the NTC. PLDT argued, among others, that the Court of Appeals erred in ruling that the NTC can validly collect the fees even in the absence of any regulatory services being performed.

On July 14, 1997, the Supreme Court dismissed PLDT's appeal. With respect to the NTC's appeal, a decision was rendered by the Supreme Court on July 28, 1999, ordering the NTC to make a recomputation of the fee to be imposed on the basis of PLDT's "capital stock subscribed or paid".

On August 24, 1999, a Motion for Clarification was filed by PLDT requesting the Supreme Court to direct the NTC's assessments and collection of the SRF on the basis of PLDT's "capital stock subscribed or paid" exclusive of any premium on issued shares. The Supreme Court in its Resolution dated November 15, 1999 denied said Motion. On December 8, 1999, PLDT moved for a reconsideration of said Resolution which was later denied by the Supreme Court in its Resolution dated February 2, 2000.

On February 10, 2000, the NTC issued a re-assessment letter for the balance of SRF pursuant to the Supreme Court Resolution dated February 2, 2000. In calculating said fees, the NTC included stock dividends. PLDT believes that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence. Accordingly, in a letter dated March 16, 2000, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

On September 5, 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000, without resolving or ruling on the protest of PLDT. Thus, PLDT was constrained to file a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the Court of Appeals, on October 2, 2000. In a Resolution dated October 3, 2000, the Court of Appeals temporarily restrained the NTC from enforcing/implementing their February 10 and September 5, 2000 assessments and required the NTC to submit their comment on PLDT's Petition for Certiorari and Prohibition. On December 4, 2000, the Court of Appeals issued a Writ of Preliminary Injunction and ordered the parties to submit their respective memoranda on the main petition. PLDT filed its Memorandum on December 14, 2000.

On February 12, 2001, the Court of Appeals dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

On February 26, 2001, PLDT filed a Motion for Reconsideration of the aforementioned decision of the Court of Appeals on the ground that the same would vitiate and not validate the decision rendered by the Supreme Court on July 28, 1999, setting aside the previous decisions of both the Court of Appeals and the NTC dated October 30, 1996 and September 29, 1993, respectively, and ordering the NTC to make a recomputation of the SRF to be imposed on PLDT.

In support of its Motion for Reconsideration and to emphasize the need to assess certain information, data and/or related court records before the Court of Appeals, PLDT filed with the Court of Appeals a Motion to Set Case for Oral Argument on March 12, 2001.

On April 6, 2001, the Office of the Solicitor General, or OSG, manifested that it is adopting its Comment dated October 11, 2000 as its comment to the Motion for Reconsideration filed by PLDT. In the said Comment, the OSG stated that the NTC is providing its own definition of "stock dividend" apparently in variance with the Supreme Court decision dated July 28, 1999 as clarified by the Resolution dated November 15, 1999 by enlarging its meaning and scope and expanding the concept envisaged in said rulings and well beyond their context and import. Further, the OSG stated that the sole and only issue is whether or not the Supreme Court decision directs the inclusion or exclusion of "stock dividends" in the computation of the SRF under Section 40 (e) of the Public Service Act, as amended.

On May 7, 2001, the Court of Appeals directed the NTC to file its comment on the Motion for Reconsideration filed by PLDT.

On July 27, 2001, prior to the expiration of the second extended period to file comment requested by the NTC, the NTC complied with the Resolution of the Court of Appeals dated May 7, 2001 and filed its comment to the Motion for Reconsideration of PLDT.

On August 28, 2001, PLDT filed a Reply to NTC's Compliance dated July 27, 2001 stressing the failure of the NTC to deny the allegations in the PLDT's Motion for Reconsideration that the Supreme Court decision dated July 28, 1999 annulled and set aside the SRF assessment involved in the proceeding under which it was handed down; that the Supreme Court directed the NTC to make a re-computation of the said assessments it set aside and that the NTC did not make any such re-computation; that the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the Supreme Court; that the Supreme Court decision dated July 29, 1999 is now final and executory; that the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the Supreme Court decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the assessment of the SRF; that the Supreme Court decision dated July 28, 1999 held that the SRF could lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; and that neither the Supreme Court nor the NTC itself disagreed with PLDT's representation to the Supreme Court in its Motion for Clarification that, among other things, PLDT read and understood the Supreme Court decision dated July 28, 1999 to mean that the SRF assessment of the NTC should exclude stock dividends.

In the accompanying Manifestation and Motion to Admit filed by PLDT with its Reply to NTC's Compliance dated July 27, 2001, PLDT requested the Court of Appeals to resolve its Motion to Set Case for Oral Argument dated March 12, 2001.

Considering that the statutory deadline for the payment of the SRF is on or before the 30th of September of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/ Injunctive Writ requesting the Court of Appeals to re-issue and expand the Writ of Preliminary Injunction it issued per its Resolution dated December 4, 2000, to cover all and any SRF assessments, including the SRF assessment due on September 30, 2001 pending final resolution of PLDT's Motion for Reconsideration.

On September 26, 2001, the Court of Appeals issued a resolution reviving the Resolution it earlier issued dated December 4, 2000 granting petitioner's prayer for injunctive relief, and considered re-issued the Writ of Preliminary Injunction issued pursuant thereto, the same to be effective until the resolution of the Motion for Reconsideration filed by PLDT of the Court of Appeals' decision dated February 12, 2001.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and charges. As of December 31, 2001, PLDT has paid under protest ₱611.3 million in SRF and ₱102.9 million in permit fees.

Local franchise tax assessments. On May 24, 1999, the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City assessed PLDT local franchise tax due for the years 1992 until the first two and a half months of the year 1995 in the amount of ₱60.7 million. PLDT protested the assessment for the reason that, pursuant to the Local Government Code, the right of the City of Makati to collect franchise tax from PLDT has prescribed. On June 22, 1999, PLDT received from the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City another assessment for franchise tax due for the last three quarters of 1995 up to 1998 in the amount of ₱1,091.1 million. Again, PLDT protested this assessment for the reason that upon the effectivity of the Republic Act No. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act, on March 16, 1995, PLDT became exempt from the payment of franchise and business taxes imposable by local government units. On August 30, 1999, PLDT was sent a revised assessment of its local franchise tax liability due to Makati City for the years 1992 to 1994 in the amount of ₱594.7 million. In the revised assessment, the City alleged that its right to collect has not prescribed pursuant to letters sent by the City of Makati to PLDT dated July 8, July 28 and September 23, 1997. The revised assessment was protested by PLDT. On November 4 and 11, 1999, PLDT received from the Officer-In-Charge of the Makati City Law Department a notice of denial of its protest to the second assessment for franchise tax corresponding to the last three quarters of 1995 up to 1998 and of its protest to the first assessment for franchise tax corresponding to 1992 to 1994, respectively.

By a petition to the regular courts, PLDT appealed the denial of its protests of assessments impleading therein the City of Makati, the Chief of the Miscellaneous Taxes, Fees and Charges Division of Makati City and the Officer-In-Charge of the Makati City Law Department.

PLDT believes, based on the opinion of its legal counsel, that the reasons for the denial by the City of Makati of PLDT's protests are without merit because:

- PLDT is exempt from payment of local franchise and business taxes pursuant to the provisions of R.A. 7925;
- The City of Makati's right to collect franchise tax for the years 1992, 1993 and 1994 has already prescribed as the letters sent by the City of Makati to PLDT were not the assessments contemplated by law but merely reminders to PLDT of the City's power to impose franchise tax; and
- Assuming for the sake of argument that the City of Makati's right to assess and collect franchise tax for the years 1992 up to 1994 has not prescribed, the assessment was incorrectly computed.

PLDT's claim from exemption or exclusion from local franchise and business taxes is grounded on Section 12 of its franchise, R.A. 7082, as implicitly amended and expanded by Section 23 of R.A. 7925. Further, PLDT claims that assuming that PLDT is liable for local franchise tax, the respondents' basis for the computation of the franchise tax is arbitrary and in gross violation of the law. The respondents computed the franchise tax based on PLDT's operating revenues and not based on gross receipts pertaining to Makati City. From the provisions of the Local Government Code, franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. PLDT asserts that operating revenues cannot be used as a basis for computation of franchise tax because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, operating revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority. Thus, the use thereof will exceptionally overstate the franchise tax.

The Court had rendered a decision ordering PLDT to submit its financial statements for the relevant period to the City of Makati in order for the City of Makati to determine PLDT's annual gross earnings and make the proper tax assessment. PLDT has appealed such decision to the Supreme Court by a Petition for Review on Certiorari on September 20, 2001. The Supreme Court referred the case to the Court of Appeals. On November 21, 2001, the Court of Appeals required the City of Makati to comment on January 3, 2002. Respondents filed their third Motion for Extension of Time to file comment.

In another case of a similar nature against the same respondents, PLDT, on February 26, 2001 filed a petition in the Regional Trial Court of Makati City to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax in the amount of ₱298.3 million for calendar year 1999. The Court ordered suspension of proceedings pending outcome of the case mentioned above or until further notice.

PLDT filed another case on December 7, 2001 before the Regional Trial Court of Makati City, this time protesting Makati's assessment of franchise tax covering the year 2000. The case is also to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax for calendar year 2000. Respondents still have to file their Answer.

In the case PLDT vs. City of Cebu et. al. before the Regional Trial Court of Cebu City, PLDT obtained a favorable decision dated June 4, 2001. After the expiration of the period for appeal, PLDT then moved for execution. Respondents subsequently filed a Petition for Relief. PLDT has filed its Comment and Supplemental Comment. Respondents filed their Consolidated Reply on November 14, 2001. The Court has not yet resolved the Petition for Relief.

On August 22, 2001, the Supreme Court rendered a decision in the case entitled PLDT vs. City of Davao, et. al. denying PLDT's petition for review on its protest of assessment of local franchise tax in the amount of ₱3.7 million and a claim for refund for erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998 amounting to ₱2.7 million. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of R.A. 7925 cannot be considered as having amended PLDT's franchise so as to entitle it to exemption from local franchise tax.

PLDT has filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case en Banc and for Oral Arguments. On October 24, 2001, the Court denied the request to hear the case en banc and held in abeyance the Oral Arguments. Respondent City of Davao has filed its Comment to said Motion.

On the other hand, the Court of Appeals has also rendered a decision dated September 12, 2001 in the case entitled PLDT vs. Province of Pangasinan granting PLDT's appeal by certiorari of the decision dated December 28, 2000 of the Regional Trial Court. The Court of Appeals ruled that through the passage of R.A. 7925, Congress has impliedly withdrawn from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan had filed a Motion for Extension of Time to file Motion for Reconsideration, which was then denied in a Resolution dated October 30, 2001 for being a prohibited pleading. Respondent subsequently filed its Motion for Reconsideration and also a Motion for Reconsideration of the October 30, 2001 Resolution and with a prayer that its Motion for Reconsideration be decided upon the merits. The Court has not yet resolved the matter. PLDT has filed its Comment on the Motion for Reconsideration.

There are two cases which have recently been raised by PLDT on Petition for Review before the Supreme Court after unfavorable decisions rendered by the lower courts on the franchise tax issue, namely: PLDT vs. City of Bacolod, et. al. and PLDT vs. City of Iloilo, et. al. In these cases, the respondents still have to submit their Comments as required by the Supreme Court.

Two other cases to be raised on Petition for Review before the Supreme Court in due time are the cases of PLDT vs. Province of Cebu and PLDT vs. Province of Laguna. On December 18, 2001, the Regional Trial Court of Cebu City rendered an unfavorable decision on the franchise tax issue. The Regional Trial Court of Laguna likewise rendered an unfavorable decision dated November 28, 2001 which was received on January 28, 2002.

Mabuhay Satellite

Mabuhay Satellite is presently the respondent in an arbitration commenced by Space Systems Loral, Inc, as a result of a dispute between the parties concerning a joint venture between them. Hearings and submission of post-hearing briefs have been completed, and a decision is expected in the near future. If determined adversely to Mabuhay Satellite, the arbitration could result in a finding that Mabuhay Satellite owes Space Systems Loral, Inc. up to US$18 million.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of their business.

The respective managements of PLDT and some of its subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

20. Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT's and its subsidiaries' foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2001		2000	
	U.S. Dollar	**Peso Equivalent**	U.S. Dollar	Peso Equivalent
	(In Millions)			
Assets				
Cash and cash equivalents	**$40.3**	**₱2,083.1**	$142.0	₱7,098.0
Accounts receivable	**145.8**	**7,536.4**	131.3	6,563.2
	186.1	**9,619.5**	273.3	13,661.2
Liabilities				
Accounts payable	**27.3**	**1,411.1**	38.8	1,939.5
Accrued and other current liabilities	**165.0**	**8,528.8**	125.1	6,253.2
Notes payable	**23.0**	**1,188.9**	10.4	519.8
Long-term debt	**3,156.2**	**163,144.0**	3,599.6	179,929.6
	3,371.5	**174,272.8**	3,773.9	188,642.1
Net foreign currency-denominated liabilities	**$3,185.4**	**₱164,653.3**	$3,500.6	₱174,980.9

For purposes of translating the foreign currency-denominated monetary assets and liabilities, the exchange rates used were ₱51.690 to US$1.00, ₱49.986 to US$1.00 and ₱40.298 to US$1.00, the peso-dollar exchange rates as at December 31, 2001, 2000 and 1999, respectively.

As a result of translating these foreign currency-denominated assets and liabilities, PLDT reported a net foreign exchange revaluation loss of ₱332.6 million, a gain of ₱969.3 million and loss of ₱175.3 million in 2001, 2000 and 1999, net of capitalized foreign exchange differentials (see *Note 6 – Property, Plant and Equipment* and *Note 15 – Other Expenses-Net*).

21. Financial Instruments

Currency Swap and Interest Rate Swap Agreements

PLDT

In connection with a Japanese Yen term loan facility of ¥19,807.4 million, PLDT entered into a foreign currency swap agreement to swap its floating rate Japanese yen-denominated loan for a fixed rate U.S. dollar amount. In February 2000, PLDT terminated the swap agreement for which it received an upfront payment of US$22.8 million (₱923.6 million). This amount was recorded as other income in the December 31, 2000 audited statement of income.

In January 2001, PLDT entered into a U.S. dollar/Japanese yen swap agreement to swap the coupon on US$175 million of its outstanding fixed rate notes for a floating rate Japanese yen amount. In August 2001, the base rate of this swap transaction was re-indexed from Japanese yen LIBOR to U.S. dollar LIBOR.

In June 2001, PLDT entered into a U.S. dollar/Philippine peso resettable cross currency swap contracts to swap US$100 million of outstanding PLDT notes into a predetermined peso amount based on an exchange rate of ₱50.77 million per U.S. dollar.

Smart

Smart has existing currency swap agreements with a foreign financial institution, under which it swapped its U.S. dollar-denominated loan exposure for peso loan exposure, with semi-annual payment intervals up to April 30, 2003. As of December 31, 2001 and 2000, Smart's outstanding obligations under these currency swap agreements amounted to US$114.5 million (₱5,918.5 million) and US$133.8 million (₱6,688.1 million), respectively.

Forward Exchange Contracts

PLDT

PLDT's outstanding forward foreign exchange contracts amounted to US$285.6 million (₱14,762.7 million) and US$43.7 million (₱2,184.4 million) as of December 31, 2001 and 2000, respectively. Revaluation gains (losses) on these contracts, which offset the corresponding losses (gains) on the hedged transactions, amounted to ₱110.0 million and (₱81.6 million), respectively. Amortization of premium amounted to ₱657.7 million and ₱34.9 million as of December 31, 2001 and 2000, respectively.

Smart

Smart's outstanding U.S. dollar-denominated forward foreign exchange contracts amounted to US$12.4 million (₱659.7 million) and US$55.9 million (₱2,766.2 million) as of December 31, 2001 and 2000, respectively, while third currency forward foreign exchange contracts as of December 31, 2000 amounted to JP¥12.8 million (₱6.0 million). For the year ended December 31, 2001, a ₱42.8 million gain and a ₱9.1 million loss on hedged transactions were offset against capitalized net foreign exchange losses in the balance sheet and charged to profit and loss account, respectively. A net loss of ₱52.2 million in 2000 was charged to profit and loss account.

22. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine IGF operators, six IXCs, six CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlement with interconnecting IGF operators is in the form of access charges, whereas settlement with interconnecting IXCs and LECs for toll calls are based on revenue sharing. Settlement with CMTS operators for local calls also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area are without charges. Paging and trunk radio interconnection settlements are based on fixed charges. The cost of investment in interconnection facilities is shared equally between interconnecting operators.

b. Proposed Metering of Local Exchange Service

The metering of PLDT's local exchange service has been temporarily suspended for further review by the NTC.

23. Reportable Segments

Statement of Financial Accounting Standards No. 31, "Segment Reporting," which became effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and subsidiaries Clark Telecom, Inc., Subic Telecom and MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless — wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart and PLDT's affiliate Piltel) and satellite operators (Mabuhay Satellite, ACeS Philippines, and Telesat); and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet Protocol-based solutions and multimedia content delivery provided by ePLDT, Internet access services provided by ePLDT's subsidiary Infocom and e-commerce, call centers and IT-related services provided through other subsidiaries and affiliates of ePLDT (see *Note 7 - Investments* for a description of ePLDT's subsidiaries and affiliates).

Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

The segment assets and results of operations of our reportable segments as of and for the years ended December 31, 2001, 2000 and 1999 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Total
		(In Millions)		
As of and for the Year Ended December 31, 2001				
Operating revenues	₱46,876.7	₱26,227.4	₱468.9	₱73,573.0
Operating expenses	32,309.0	23,339.4	779.7	56,428.1
Operating income (loss)	14,567.7	2,888.0	(310.8)	17,144.9
Segment assets	228,915.7	77,222.2	3,223.8	309,361.7
Segment liabilities	166,834.6	43,193.1	2,646.6	212,674.3
Expenses attributable to segment assets	21,738.5	9,270.8	625.5	31,634.8
As of and for the Year Ended December 31, 2000				
Operating revenues	₱45,967.0	₱16,697.4	₱238.7	₱62,903.1
Operating expenses	30,314.9	20,234.4	310.8	50,860.1
Operating income (loss)	15,652.1	(3,537.0)	(72.1)	12,043.0
Segment assets	245,795.1	80,065.3	910.5	326,770.9
Segment liabilities	179,636.3	52,027.8	593.3	232,257.4
Expenses attributable to segment assets	18,077.3	8,080.0	282.9	26,440.2
As of and for the Year Ended December 31, 1999				
Operating revenues	₱43,865.3	₱11,631.5	₱195.0	₱55,691.8
Operating expenses	28,456.4	14,043.8	254.4	42,754.6
Operating income (loss)	15,408.9	(2,412.3)	(59.4)	12,937.2
Segment assets	207,896.6	69,897.4	202.2	277,996.2
Segment liabilities	147,429.4	47,538.4	264.5	195,232.3
Expenses attributable to segment assets	15,788.0	6,736.3	176.8	22,701.1

24. Reclassification of Accounts

Certain accounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 financial statements presentation.

25. Reconciliation of Significant Differences in Generally Accepted Accounting Principles (GAAP) in the Philippines with the U.S. GAAP

The accounting principles applied by the PLDT Group in preparing the accompanying audited financial statements conform with GAAP in the Philippines. Philippine GAAP varies in certain significant respects from U.S. GAAP. A description of the significant differences and a reconciliation of consolidated net income and stockholders' equity to U.S. GAAP are shown below.

Reconciliation of Net Income

A reconciliation of net income under Philippine GAAP and the net income (loss) as determined under U.S. GAAP for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions, Except Per Share Amounts)					
Net income as reported under Philippine GAAP	**₱3,417.9**	₱1,108.4	₱3,094.6	**₱3,417.9**	₱1,108.4	₱3,094.6
Adjustments:						
Foreign exchange differentials capitalized to property accounts – net of related depreciation (Note 25a)	**2,211.2**	(29,924.0)	(2,534.4)	**1,252.2**	(24,303.5)	(2,084.3)
Adjustments related to investment in Piltel (Notes 25a, 25b, and 25c)						
Gain on bond extinguishment and others	**268.5**	–	–	–	–	–
Interest expense related to restructured debt	**497.2**	–	–	–	–	–
Reversal of provision for decline in value of investment	**1,857.6**	–	–	**600.0**	–	–
Additional losses in Piltel after deconsolidation	**(3,278.9)**	–	–	–	–	–
Reversal of gain on changes in capital structure of Piltel	**(7,592.4)**	–	–	–	–	–
Share of minority interest in net loss of Piltel before deconsolidation	**(9,592.2)**	(2,784.1)	–	–	–	–
Difference in accounting treatment of Smart acquisition – pooling of interest method under Philippine GAAP as against purchase method under U.S. GAAP (Note 25d)						
Amortization of goodwill and customer lists	**(5,638.4)**	(4,228.8)	–	**(5,638.4)**	(4,228.8)	–
Losses (income) prior to acquisition	–	966.2	(316.7)	–	966.2	(316.7)
Adjustments on impairment (Note 25n)						
Reversal of capitalized foreign exchange portion on Piltel asset impairment	**7,046.4**	–	–	–	–	–
Piltel's AMPS/CDMA assets	**(6,000.0)**	–	–	–	–	–
Smart's ETACS assets	**(3,782.5)**	–	–	–	–	–
Write-off of intangible asset relating to Smart's analog subscribers - customer list	**(2,076.8)**	–	–	**(2,076.8)**	–	–
Deferred charges – net of related amortization (Note 25f)	**515.3**	72.9	345.6	–	–	–
Adjustment on SFAS 133 (Note 25g)	**(97.8)**	–	–	**(71.9)**	–	–
Difference in accounting recognition – prepaid phone cards and installation fees (Note 25h)	**(1,436.1)**	(1,476.2)	–	**(1,044.6)**	–	–
Pension expense (Note 25i)	**(332.9)**	(356.1)	(352.0)	**(285.4)**	(356.1)	(352.0)
Deferred income tax – net of deferred tax valuation allowance adjustment	**2,764.3**	8,178.2	630.3	**690.5**	7,705.8	630.4
Equity in losses of investees	–	–	–	**(17,582.8)**	(9,876.0)	(39.5)
Minority interest	**510.3**	(540.5)	65.1	–	–	–
Net income (loss) under U.S. GAAP	**(₱20,739.3)**	(₱28,984.0)	₱932.5	**(₱20,739.3)**	(₱28,984.0)	₱932.5

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions, Except Per Share Amounts)					
Loss per common share under U.S. GAAP:						
Basic and Diluted	**(₱135.75)**	(₱191.74)	(₱1.37)	**(₱135.75)**	(₱191.74)	(₱1.37)

The following table provides information necessary to calculate the earnings (loss) per share:

	2001	2000	1999
	(In Millions)		
Net (loss) income under U.S. GAAP	**(₱20,739.3)**	(₱28,984.0)	₱932.5
Dividends on preferred stock	**(1,503.2)**	(1,249.1)	(1,098.9)
Amortization of difference between fair market value and put option price of Preferred Stock Subject to Mandatory Conversion (Note 25b)	**(653.0)**	–	–
Net loss applicable to common stock	**(₱22,895.5)**	(₱30,233.1)	(₱166.4)

	2001	2000	1999
	(In Thousands)		
Outstanding common shares, beginning	**168,498.2**	121,173.4	121,133.7
Effect of issuance of common shares during the year	**162.0**	36,503.3	19.8
Weighted average number of common shares, end	**168,660.2**	157,676.7	121,153.5
Basic loss per common share	**(₱135.75)**	(₱191.74)	(₱1.37)

For the years ended December 31, 2001, 2000 and 1999, the computation of diluted loss per share is anti-dilutive due to a net loss attributable to common shareholders. Therefore, the reported basic and diluted loss per common share are the same.

Reconciliation of Stockholders' Equity

The reconciliation between stockholders' equity under Philippine GAAP and the stockholders' equity under U.S. GAAP as of December 31, 2001, 2000 and 1999, respectively, is as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions, Except Per Share Amounts)					
Stockholders' equity as reported under Philippine GAAP	**₱88,627.6**	₱86,527.4	₱73,212.5	**₱88,627.6**	₱86,527.4	₱73,212.5
Adjustments:						
Foreign exchange differentials capitalized to property accounts – net of related depreciation (Note 25a)	**(65,233.0)**	(74,490.6)	(41,359.1)	**(56,214.7)**	(57,466.9)	(33,163.4)
Preferred stock subject to mandatory conversion (Note 25b)	**(10,257.1)**	–	–	**(10,257.1)**	–	–
Difference between carrying value of PLDT's investment in Piltel under Philippine and U.S. GAAP – net (Note 25c)	**(14,321.7)**	–	–	–	–	–
Gain on bond extinguishment and others (Note 25b)	–	(268.5)	(268.5)	–	–	–

	Consolidated			Non-Consolidated		
	2001	2000	1999	2001	2000	1999
	(In Millions, Except Per Share Amounts)					
Difference in accounting treatment of Smart acquisition – pooling of interest method under Philippine GAAP as against purchase method under U.S. GAAP (Note 25d)	**₱18,324.7**	₱23,963.1	₱ (15,360.2)	**₱18,324.7**	₱23,963.1	₱ (15,360.2)
Adjustment on impairment of Smart's analog assets (Note 25n)	**(3,782.5)**	–	–	–	–	–
Write-off of intangible assets relating to Smart's analog subscribers - customer list (Note 25n)	**(2,076.8)**	–	–	**(2,076.8)**	–	–
Deferred charges – net of related amortization (Note 25f)	**(1,637.4)**	(2,152.7)	(230.1)	–	–	–
Adjustment on SFAS 133 (Note 25g)	**(97.8)**	–	–	**(71.9)**	–	–
Difference in accounting recognition – prepaid phone cards and installation fees (Note 25h)	**(2,912.3)**	(1,476.2)	–	**(1,044.6)**	–	–
Pension liability (Note 25i)	**(2,419.7)**	(2,086.4)	(1,730.3)	**(2,419.7)**	(2,133.8)	(1,777.7)
Deferred income tax – net of deferred tax valuation allowance adjustment	**24,239.3**	21,474.3	12,772.1	**19,120.3**	18,429.3	10,723.6
Equity in losses of investees	–	–	–	**(24,937.6)**	(17,742.1)	(2,394.0)
Minority interest	**596.9**	86.6	4,204.4	–	–	–
Stockholders' equity under U.S. GAAP	**₱29,050.2**	₱51,577.0	₱31,240.8	**₱29,050.2**	₱51,577.0	₱31,240.8

Financial Statements and Required Additional Disclosure under U.S. GAAP

Due to the complexity and number of reconciling items between U.S. GAAP and Philippine GAAP, the consolidated and non-consolidated balance sheets as of December 31, 2001 and 2000, the related consolidated and non-consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 are presented in accordance with U.S. GAAP to enhance understanding of the financial position of PLDT and its subsidiaries and the results of operations and its cash flows.

Balance Sheets Under U.S. GAAP

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
ASSETS				
Current Assets				
Cash and cash equivalents (Note 25g)	**₱4,283.2**	₱9,674.3	**₱2,336.2**	₱7,780.8
Accounts receivable – net (Notes 25g and 25l)	**26,597.2**	27,100.5	**21,019.5**	22,108.6
Inventories and supplies – net	**5,332.0**	3,374.4	**3,685.4**	1,777.6
Other current assets (Note 25g)	**4,018.0**	3,374.5	**2,126.0**	1,543.3
Total Current Assets	**40,230.4**	43,523.7	**29,167.1**	33,210.3
Property, Plant and Equipment – net (Notes 25a and 25n)	**206,677.9**	197,907.1	**141,432.1**	141,054.5
Investments (Notes 25b, 25c, 25e, 25f, 25h and 25i)	**5,827.9**	5,302.9	**11,498.5**	13,226.9
Goodwill and Other Intangible Assets (Notes 25d and 25n)	**16,748.3**	24,388.1	**16,748.3**	24,388.1
Other Assets (Notes 25d, 25f and 25g)	**20,293.8**	15,282.8	**11,924.4**	11,631.4
	₱289,778.3	₱286,404.6	**₱210,770.4**	₱223,511.2

	Consolidated		Non-Consolidated	
	2001	2000	**2001**	2000
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable (Note 25g)	**₱14,008.2**	₱15,292.6	**₱8,673.6**	₱12,005.8
Current portion of long-term debt (Note 25b)	**20,228.3**	40,537.2	**14,274.4**	10,891.8
Accrued and other current liabilities (Notes 25g and 25h)	**11,849.1**	10,239.0	**4,835.2**	5,164.1
Notes payable (Note 25g)	**6,461.9**	4,116.8	**1,961.9**	50.0
Income tax payable	**354.9**	456.1	**181.4**	373.1
Dividends payable (Note 25g)	**327.6**	481.0	**322.7**	476.1
Total Current Liabilities	**53,230.0**	71,122.7	**30,249.2**	28,960.9
Long-term Debt – net of current portion (Notes 25b and 25g)	**169,844.2**	151,387.7	**127,240.8**	135,296.6
Deferred Credits and Other Liabilities				
(Notes 25b, 25c and 25g)	**27,039.7**	11,693.9	**13,973.1**	7,676.7
Minority Interest in Consolidated Subsidiaries (Note 25b)	**357.1**	623.3	–	–
Preferred Stock Subject to Mandatory Conversion (Note 25b)	**10,257.1**	–	**10,257.1**	–
Stockholders' Equity				
(Notes 25b, 25c, 25d, 25f, 25g, 25h, 25i and 25m)	**29,050.2**	51,577.0	**29,050.2**	51,577.0
	₱289,778.3	₱286,404.6	**₱210,770.4**	₱223,511.2

As discussed in *Note 3 – Significant Accounting Policies*, the Group adopted in 2001 the provisions of SFAS No. 1 (revised 2000) – "Presentation of Financial Statements" which resulted in the following changes in manner of presentation of certain accounts in the consolidated balance sheets:

- Accounts receivable are presented excluding tax portion payable to the government upon collection. Prior to 2001, receivables are stated gross of these taxes and corresponding amounts relating to these taxes are presented under "Accrued and other current liabilities" account;

- Refundable deposits are presented under "Other assets". Prior to 2001, refundable deposits are presented under "Other current assets"; and

- Liabilities are classified as current when is due to be settled within twelve months of the balance sheet date. Prior to 2001, liabilities are classified as current when the obligations are reasonably expected to be liquidated through the use of existing current assets or the creation of other current liabilities.

Accordingly, certain accounts in 2000 presentation were reclassified to conform with the 2001 financial statement presentation.

Statements of Income (Loss) Under U.S. GAAP

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
OPERATING REVENUES						
Fixed line service:						
Local exchange (Note 25h)	**₱21,901.8**	₱18,829.2	₱15,806.6	**₱21,214.2**	₱18,249.6	₱15,619.8
International long distance	**11,579.4**	13,233.0	14,842.7	**11,271.0**	12,847.5	14,379.3
National long distance	**8,437.6**	10,550.2	10,028.8	**8,223.6**	10,135.9	9,809.8
Data and other network	**4,776.5**	2,963.2	2,003.3	**4,714.4**	2,853.5	1,665.1
Miscellaneous	**211.0**	242.7	390.7	**111.8**	183.5	249.4
Wireless service (Note 25h)	**40,295.1**	17,608.6	3,122.3	–	–	–
Information and communications technology	**468.9**	238.7	195.0	–	–	–
	87,670.3	63,665.6	46,389.4	**45,535.0**	44,270.0	41,723.4
OPERATING EXPENSES						
Asset impairment charge (Notes 25c, 25d and 25n)	**16,720.2**	–	–	–	–	–
Depreciation and amortization (Note 25a)	**16,284.9**	12,275.1	11,233.7	**8,086.4**	6,838.6	8,020.0
Cost of cellular handsets sold (Note 25h)	**15,865.6**	8,144.5	–	–	–	–
Compensation and benefits (Note 25i and 25m)	**9,617.2**	8,870.4	7,935.1	**7,365.8**	7,577.0	7,242.9
Selling and promotions (Note 25h)	**8,698.0**	4,338.9	2,242.5	**1,231.2**	1,519.1	1,532.2
Amortization of goodwill (Note 25d)	**5,936.7**	4,543.4	13.3	**5,936.7**	4,543.4	13.3
Maintenance	**4,673.9**	3,972.9	3,307.0	**3,250.2**	3,021.1	2,972.9
Provision for doubtful accounts	**3,221.0**	2,928.8	2,652.2	**2,868.0**	2,326.0	2,286.5
Rent	**2,622.6**	1,541.7	1,129.9	**1,742.9**	1,711.0	1,713.2
Write-off of customer list (Notes 25d and 25n)	**2,076.8**	–	–	**2,076.8**	–	–
Professional and other service fees	**2,008.8**	1,496.4	1,110.0	**1,006.6**	1,100.8	1,011.2
Taxes and licenses	**750.9**	744.3	537.9	**396.0**	509.1	434.3
Other operating costs (Note 25f)	**4,849.8**	3,721.1	3,414.7	**2,484.1**	2,340.8	1,838.6
	93,326.4	52,577.5	33,576.3	**36,444.7**	31,486.9	27,065.1
NET OPERATING INCOME (LOSS)	**(5,656.1)**	11,088.1	12,813.1	**9,090.3**	12,783.1	14,658.3
OTHER EXPENSES – net (Notes 25a, 25b, 25c and 25f)	**16,638.1**	45,237.6	12,415.0	**29,686.7**	47,404.3	12,331.8
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	**(22,294.2)**	(34,149.5)	398.1	**(20,596.4)**	(34,621.2)	2,326.5
PROVISION FOR INCOME TAX	**(1,544.5)**	(6,356.2)	(1,384.3)	**142.9**	(5,637.2)	1,394.0
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	**(20,749.7)**	(27,793.3)	(986.2)	**(20,739.3)**	(28,984.0)	932.5
MINORITY INTEREST IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES (Note 25c)	**10.4**	(1,190.7)	1,918.7	–	–	–
NET INCOME (LOSS)	**(₱20,739.3)**	(₱28,984.0)	₱932.5	**(₱20,739.3)**	(₱28,984.0)	₱932.5

As discussed in *Note 25h – Revenue Recognition*, starting 2001, proceeds from sale of handsets amounting to ₱13,760.5 million was included as part of the consolidated revenues while cost of such handsets sold was presented as part of operating expenses. The 2000 revenues and operating expenses were adjusted to conform with these changes. Accordingly, revenues and operating expenses were increased by ₱5,642.0 million in 2000 from the amount previously reported under U.S. GAAP. There was no impact on net operating income (loss) or net income (loss).

Statements of Changes in Stockholders' Equity Under U.S. GAAP

(In Millions)	Preferred Stock	Common Stock	Capital In Excess of Par Value	Retained Earnings	Total
Balance as of January 1, 1999	₱2,939.1	₱605.7	₱21,423.2	₱6,197.5	₱31,165.5
Net income for the year	–	–	–	932.5	932.5
Cash dividends	–	–	–	(1,662.7)	(1,662.7)
Adjustment of prior years' dividend accrual				86.9	86.9
Issuance of capital stock	685.7	0.2	32.7	–	718.6
Balance as of December 31, 1999	₱3,624.8	₱605.9	₱21,455.9	₱5,554.2	₱31,240.8
Balance as of January 1, 2000	₱3,624.8	₱605.9	₱21,455.9	₱5,554.2	₱31,240.8
Net loss for the year	–	–	–	(28,984.0)	(28,984.0)
Cash dividends	–	–	–	(1,988.0)	(1,988.0)
Issuance of capital stock	296.5	236.6	50,775.1	–	51,308.2
Balance as of December 31, 2000	₱3,921.3	₱842.5	₱72,231.0	(₱25,417.8)	₱51,577.0
Balance as of January 1, 2001	**₱3,921.3**	**₱842.5**	**₱72,231.0**	**(₱25,417.8)**	**₱51,577.0**
Net loss for the year	**–**	**–**	**–**	**(20,739.3)**	**(20,739.3)**
Amortization of put option premium	**–**	**–**	**–**	**(653.0)**	**(653.0)**
Cash dividends	**–**	**–**	**–**	**(1,666.1)**	**(1,666.1)**
Issuance of capital stock	**208.4**	**2.0**	**321.2**	**–**	**531.6**
Balance as of December 31, 2001	**₱4,129.7**	**₱844.5**	**₱72,552.2**	**(₱48,476.2)**	**₱29,050.2**

Statements of Cash Flows Under U.S. GAAP

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income (loss)	**(₱20,739.3)**	(₱28,984.0)	₱932.5	**(₱20,739.3)**	(₱28,984.0)	₱932.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	**16,284.9**	12,275.1	11,233.7	**8,086.4**	6,838.6	8,020.0
Asset impairment charge	**16,720.2**	–	–	–	–	–
Amortization of goodwill	**5,936.7**	4,543.4	13.3	**5,936.7**	4,543.4	13.3
Foreign exchange losses	**3,861.8**	34,718.2	3,637.7	**3,337.7**	27,586.6	3,053.4
Provision for doubtful accounts	**3,221.0**	2,928.8	2,652.2	**2,868.0**	2,326.0	2,286.5
Write-off of customer list	**2,076.8**	–	–	**2,076.8**	–	–
Provision for income tax – deferred	**(2,423.9)**	(8,092.6)	(653.2)	**(638.8)**	(7,552.4)	(887.8)
Minority interest in net losses of consolidated subsidiaries	**(10.4)**	1,190.7	(1,918.7)	–	–	–
Equity in net losses (earnings) of investees	**(40.6)**	(11.5)	(4.0)	**15,960.2**	12,402.9	2,187.5
Others	**792.7**	(183.9)	(347.0)	**71.9**	–	(73.6)
Changes in operating assets and liabilities						
Decrease (increase) in:						
Accounts receivable	**(125.9)**	(4,095.9)	(3,728.6)	**(1,869.1)**	(2,877.8)	(3,098.2)
Inventories and supplies	**(994.6)**	(937.8)	240.7	**(957.3)**	(94.3)	378.3
Other current assets	**(1,787.8)**	32.2	1,148.6	**(350.5)**	805.0	1,082.1
Other assets	**(858.6)**	(348.2)	16.6	**1,000.3**	(59.4)	(63.2)
Increase (decrease) in:						
Accounts payable	**225.6**	7,050.2	2,871.6	**(1,017.4)**	4,460.7	2,199.2
Accrued and other current liabilities	**276.8**	3,166.3	(185.0)	**(22.5)**	1,976.6	645.5
Income tax payable	**(110.2)**	(44.3)	365.6	**(191.7)**	(13.2)	386.3
Deferred credits and other liabilities	**2,441.7**	(355.1)	1,957.7	**2,751.7**	81.3	742.3
Net cash provided by operating activities	**24,746.6**	22,851.7	18,233.7	**16,303.1**	21,440.0	17,804.1
CASH FLOWS FROM INVESTING ACTIVITIES						
Net additions to property, plant and equipment	**(30,290.8)**	(27,109.0)	(17,048.1)	**(9,684.4)**	(11,520.0)	(15,863.4)
Net additions to investments	**(687.6)**	(322.8)	(1,587.3)	**(4,255.3)**	(11,459.5)	(2,014.0)
Purchase of Smart's LEC business	–	–	–	–	(8,788.5)	–
Cash acquired from acquisition of Smart	–	1,428.2	–	–	–	–
Cash used in investing activities	**(30,978.4)**	(26,003.6)	(18,635.4)	**(13,939.7)**	(31,768.0)	(17,877.4)

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
CASH FLOWS FROM FINANCING ACTIVITIES						
Additions to long-term debt	**₱16,653.4**	₱22,025.1	₱15,513.3	**₱5,383.0**	₱13,184.6	₱15,513.3
Reduction of long-term debt	**(15,829.2)**	(19,241.3)	(9,628.1)	**(13,629.4)**	(9,031.3)	(9,140.3)
Additions to (reduction of) notes payable	**1,581.0**	(10,895.4)	(2,616.6)	**1,930.6**	(6,225.8)	(2,639.2)
Cash dividends paid	**(1,820.7)**	(1,875.6)	(1,584.5)	**(1,819.6)**	(1,875.6)	(1,649.1)
Proceeds from issuance of capital stock	**232.3**	14,194.3	718.7	**232.3**	14,194.4	718.7
Net cash provided by (used in) financing activities	**816.8**	4,207.1	2,402.8	**(7,903.1)**	10,246.3	2,803.4
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**23.9**	757.2	539.9	**95.1**	788.9	402.9
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,391.1)**	1,812.4	2,541.0	**(5,444.6)**	707.2	3,133.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**9,674.3**	7,861.9	5,320.9	**7,780.8**	7,073.6	3,940.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,283.2**	₱9,674.3	₱7,861.9	**₱2,336.2**	₱7,780.8	₱7,073.6

Supplemental Cash Flow Disclosures Under U.S. GAAP

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
	(In Millions)					
Income tax paid	**₱1,008.9**	₱1,780.7	₱1,642.2	**₱973.6**	₱1,655.8	₱1,636.4
Interest paid						
Capitalized to property, plant and equipment	**2,403.8**	2,602.6	3,042.5	**1,505.6**	1,894.6	2,430.2
Charged to operations	**16,070.7**	14,640.4	12,077.7	**11,902.9**	10,044.5	7,370.3
Interest received	**1,031.2**	1,844.3	2,890.2	**187.3**	926.1	396.0

In accordance with Philippine SFAS No. 22 – Cash Flow Statements (*see Note 3 – Summary of Generally Accepted Accounting Principles*), interest paid charged to operations amounting to ₱16,070.7 million in 2001, ₱14,640.4 million in 2000 and ₱12,077.7 million in 1999 are presented as part of financing activities, while interest received amounting to ₱1,031.2 million in 2001, ₱1,844.3 million in 2000 and ₱2,890.2 million in 1999 are presented as part of investing activities. Under U.S. GAAP, interest paid charged to operations and interest received are presented as part of operating activities.

In addition, the cancellation of Piltel debt of approximately ₱20,080.3 million in exchange for PLDT convertible preferred shares issued presented under "Preferred Shares Subject to Mandatory Conversion" with estimated fair value of ₱9,903.3 million and the difference of ₱10,177.0 million presented under "Deferred Credits and Other Liabilities" between the amount of debt forgiven and the fair value of PLDT convertible preferred shares (see *Note 25b – Piltel's Debt Restructuring*) are considered non-cash transactions under U.S. GAAP.

Additional Disclosures Under U.S. GAAP

a. Capitalized Foreign Exchange Differentials

   Under Philippine GAAP, foreign exchange differentials between booking rate and the rate at settlement or balance sheet date of unhedged assets and liabilities are charged or credited to operations, except for foreign exchange differentials related to foreign currency-denominated liabilities arising directly from the acquisition of property, plant and equipment which are invoiced in foreign currency. Such foreign exchange differentials are regarded as adjustments to cost and are added to or deducted from the appropriate property accounts. U.S. GAAP does not allow such capitalization of foreign exchange differentials and are instead charged or credited to operations.

Movements of net capitalized foreign exchange gains (losses) are as follows:

	Consolidated			Non-Consolidated		
	2001	2000	1999	**2001**	2000	1999
			(In Millions)			
Transactions during the year						
Capitalized net foreign exchange Losses	**(₱4,240.3)**	(₱35,452.4)	(₱3,885.2)	**(₱3,337.7)**	(₱27,586.6)	(₱3,252.1)
Piltel foreign exchange gain	**378.0**	–	–	–	–	–
Total	**(3,862.3)**	(35,452.4)	(3,885.2)	**(3,337.7)**	(27,586.6)	(3,252.1)
Depreciation during the year	6,073.5	4,475.1	1,350.8	**4,589.9**	3,283.1	1,167.8
Excess of losses previously Charged to operations	–	1,053.3	–	–	–	–
Net	2,211.2	(29,924.0)	(2,534.4)	**1,252.2**	(24,303.5)	(2,084.3)
Capitalized foreign exchange losses Related to Piltel analog assets Written down	**7,046.4**	–	–	–	–	–
Capitalized foreign exchange of Acquired subsidiary - Smart	–	(3,207.5)	–	–	–	–
Balance at beginning of year	**(74,490.6)**	(41,359.1)	(38,824.7)	**(57,466.9)**	(33,163.4)	(31,079.1)
Balance at end of year	**(₱65,233.0)**	(₱74,490.6)	(₱41,359.1)	**(₱56,214.7)**	(₱57,466.9)	(₱33,163.4)

b. Piltel's Debt Restructuring

As discussed in *Note 7 - Investments*, Piltel completed the restructuring of its debt on June 4, 2001 of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. Under the terms of the restructuring, 50% of Piltel's debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares and the balance was restructured into 10-year and 15-year loans.

In accordance with Philippine GAAP, the issuance of convertible preferred shares and the cancellation of debt were accounted for as follows:

- Total indebtedness was reduced by the amount of debt cancelled of approximately ₱20,080.3 million;
- PLDT convertible preferred shares issued were recorded at ₱116.2 million based on the fair market value of Piltel convertible preferred shares received by PLDT in the exchange, which is approximately the par value of the shares; and
- The difference of ₱19,964.1 million was credited as capital in excess of par value of Piltel in the balance sheet.

Under U.S. GAAP, troubled debt restructuring involving partial settlement of a payable by the debtor's granting an equity interest to the creditor and modification of terms of the remaining payable are accounted for as follows:

- Total indebtedness was reduced by the amount of debt cancelled of approximately ₱20,080.3 million;

- The total fair value of PLDT convertible preferred shares – the equity interest granted to creditors, amounting to ₱9,903.3 million was presented under "Preferred Shares Subject to Mandatory Conversion" under liability section of the consolidated balance sheet. Fair value of PLDT convertible preferred shares was determined using the discounted cash flow of dividends to be received and the put option price (*see Note 12 – Stockholders' Equity*). The aggregate put option price at issue date is approximately ₱19,749.6 million. The difference of approximately ₱9,846.3 million, between the fair market value and the aggregate nominal put option price at issue date of PLDT convertible preferred shares, is required to be amortized over the period up to the put option date. Amortization added to "Preferred Stock Subject to Mandatory Conversion" and charged against retained earnings as of December 31, 2001 amounted to ₱653.0 million. During 2001, 351,019 shares of preferred shares were converted into PLDT common shares, which resulted in additions to stockholders' equity of ₱299.3 million and a reduction in "Preferred Stock Subject to Mandatory Conversion" account. "Preferred Stock Subject to Mandatory Conversion" amounted to ₱10,257.1 million as of December 31, 2001, after giving effect to the above amortizations and conversions; and

- A gain on restructuring is recognized if the total future cash payments specified by the new terms of the liability, including both payments designated as face amount, are less than the remaining amount of the payable. No gain was recorded under U.S. GAAP since the total of estimated fair value of preferred shares of ₱9,903.3 million and estimated future interest payments of ₱11,655.3 million exceeded the debt principal forgiven of ₱20,080.3 million. The total amount of future interest payable is estimated based on interest rate in effect at the time of the restructuring. The difference of ₱10,177.0 million between the amount of debt forgiven of ₱20,080.3 million and the fair value of PLDT convertible preferred shares of ₱9,903.3 million is presented as part of "Deferred Credits and Other Liabilities" in the consolidated balance sheet as of December 31, 2001; and

- Thereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense is recognized on the payable for any period between the restructuring and maturity of the payable. Total interest expense related to restructured debt from effective date of restructuring to December 31, 2001 under Philippine GAAP amounted to ₱497.2 million and was charged against the "Deferred Credits and Other Liabilities" account under U.S. GAAP. "Deferred Credits and Other Liabilities" account amounted to ₱9,679.8 million as of December 31, 2001, after charges for interest. All interest payments related to restructured debt shall be charged to this account. Any difference between the estimated future interest and actual interest payment is accounted for as a change in estimate.

Also, under U.S. GAAP, gain on bond extinguishment in 1998 under Philippine GAAP amounting to ₱268.5 million which was required to be deferred under U.S. GAAP was credited to operations in 2001 following the completion of Piltel's debt restructuring in 2001.

c. Investment in Piltel

As discussed in *Note 2 – Basis of Financial Statement Presentation*, Piltel ceased to qualify as a PLDT subsidiary under existing Philippine GAAP as a result of the reduction of PLDT's common equity ownership in Piltel to less than majority (approximately 45.3 per cent). Philippine GAAP excludes the Piltel preferred shares and the common shares issuable upon conversion in calculating PLDT's voting interest in Piltel. Those shares are not permitted to form the basis for consolidation of Piltel prior to conversion.

In addition, pursuant to the terms of Piltel's debt restructuring, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate until all amounts owing to participating creditors have been paid or discharged, except for payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms. Moreover, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel. Pursuant to the Stock Purchase and Strategic Investment Agreement dated September 29, 1999 entered into with NTTC-UK, which owns 15% of PLDT, members of the PLDT Group are prohibited from providing financial support to Piltel in excess of US$150 million without NTTC-UK's written consent. The US$150 million limit on the financial support PLDT can provide to Piltel is reflected in the LOS issued by PLDT on June 4, 2001 in connection with Piltel's debt restructuring. Therefore, once the full amount of the US$150 million has been funded by PLDT, any further funds required by Piltel to continue as a going concern may have to be obtained from sources other than PLDT. As of December 31, 2001, the undrawn balance that would be available under the LOS is US$61.2 million due to prior investments in Piltel made by PLDT between March 23, 2000 and December 31, 2001 totaling US$88.8 million. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. As a result of such these severe long-term restrictions, Piltel was excluded from consolidation and the use of the equity method of accounting was discontinued. PLDT provides for any permanent decline in value of investments starting June 27, 2001. Provisions for decline in value of investment in Piltel amounted to ₱1,257.6 million on June 30, 2001 and ₱600 million from July 1, 2001 to December 31, 2001 as a result of continuing losses of Piltel.

On June 4, 2001, PLDT recognized a gain of ₱7,592.4 million in respect to the change in the capital structure of Piltel arising from the completion of the debt restructuring and the transfer of Piltel's common shares to certain financial advisors. As of June 30, 2001, the gain of ₱7,592.4 million was negated by the provision for decline in value of investment of Piltel amounting to ₱1,257.6 million and the attributable share of PLDT of ₱6,334.8 million on Piltel's asset write down amounting to ₱13,984.1 million (see *Note 7 – Investments*).

Under U.S. GAAP, PLDT has the ability to control Piltel by acquiring a majority ownership interest in excess of 90% of Piltel's common stocks through conversion of preferred shares into Piltel common shares without any restrictions or costs to exercise the conversion features. In addition, PLDT committed to finance cash shortfalls Piltel may experience pursuant to the LOS signed by PLDT. As there is common management between PLDT and Piltel, PLDT has the ability to direct management policies and make decisions over Piltel's operations and Piltel has only three employees who were directly employed by PLDT.

Accordingly, PLDT has continued to consolidate Piltel's financial statements under U.S. GAAP. This has resulted in the following adjustments:

- Reversal of the gain on changes in capital structure of a subsidiary amounting to ₱7,592.4 million as a result of reclassification of amount initially recognized as capital in excess of par value under Philippine GAAP to "Deferred Credits and Other Liabilities" under U.S. GAAP which effectively reduces the net assets of Piltel and PLDT's equity in net assets of Piltel (see *Note25b – Piltel's Debt Restructuring*);

- Recognition of the full amount of losses of Piltel after June 27, 2001 amounting to ₱3,278.9 million and the reversal of provisions for decline in value of investment in Piltel amounting to ₱1,857.6 million (₱1,257.6 million on June 27, 2001 and ₱600 million from July 28, 2001 to December 31, 2001); and

- Recognition of additional losses attributable to minority interest in excess of the minority interest equity capital under U.S. GAAP amounting to ₱7,498.9 million in 2001 and ₱2,784.1 million in 2000. Under U.S. GAAP, losses attributable to minority interest in excess of the minority interest equity capital are generally charged against the majority shareholders on the presumption that the majority shareholders would make good such deficiency for as long as the subsidiary remains going concern. The negative charge related to the attributable share of minority interest's investment in Piltel are reflected in the accounts for financial reporting purposes only and should not be construed as a commitment on the part of PLDT to provide continued funding to the business, except as provided by the LOS.

As of December 31, 2001, the carrying value of PLDT's investment in Piltel under Philippine GAAP amounted to ₱948.0 million and negative ₱13,709.0 million under U.S. GAAP, or a difference of approximately ₱14,657.0 million. The amount presented in the reconciliation of stockholders' equity of ₱14,321.7 million is before remaining U.S. GAAP adjustments of ₱335.3 million presented in the respective items listed in the reconciliation of stockholders' equity.

Condensed balance sheets and statements of loss and cash flows as of and for the year ended December 31, 2001, 2000 and 1999 of Piltel included in the consolidated financial statements under U.S. GAAP follow:

	2001	2000	1999
		(In Millions)	
Operating revenues	**₱4,413.7**	₱3,073.9	₱3,701.2
Operating expenses	**(21,987.3)**	(5,779.3)	(6,214.6)
Other expenses	**(1,484.4)**	(4,460.9)	(1,639.8)
Net loss	**(₱19,058.0)**	(₱7,166.3)	(₱4,153.2)
Current assets	**₱974.4**	₱1,401.5	₱1,432.4
Non-current assets	**19,306.1**	22,237.4	23,137.2
	₱20,280.5	₱23,638.9	₱24,569.6

	2001	2000	1999
		(In Millions)	
Current liabilities	**₱4,817.5**	₱29,936.7	₱15,820
Long-term debt	**20,250.3**	–	10,412.9
Deferred credits and other liabilities	**8,921.8**	268.5	–
Stockholders' equity	**(13,709.1)**	(6,566.3)	(1,663.3)
	₱20,280.5	₱23,638.9	₱24,569.6
Net cash provided by (used in) operations	**(₱2,105.9)**	(₱1,973.8)	₱6.6
Cash provided by (used in) investing activities	**88.0**	(275.3)	(625.6)
Cash provided by financing activity	**2,038.7**	2,317.2	–

As discussed in *Note 7 – Investments*, Piltel was in default of its indebtedness aggregating to ₱942.6 million as of December 31, 2001 and for the year then ended. This balance excludes penalties and charges that may be imposed by its creditors and is included in the current portion of long-term debt in the consolidated financial statements under U.S. GAAP.

d. Acquisition of Smart

As discussed in *Note 2 – Basis of Financial Statement Presentation* and *Note 13 – Related Party Transactions*, PLDT completed the acquisition of the entire issued share capital of Smart on March 24, 2000 valued at approximately ₱37.9 billion (approximately US$927 million) through the issuance of PLDT common shares (issue price of ₱1,080 per share) to Smart's shareholders representing 22.5 per cent of the issued common shares of PLDT (as enlarged by such issue of shares).

Under Philippine GAAP, transfers and exchanges between companies under the effective control of a common shareholder are accounted for at historical cost or at predecessor's carrying amounts in a manner similar to a pooling of interest method.

In accordance with U.S. GAAP, this acquisition has been accounted for by the purchase method of accounting for the following reasons:

- the common shareholder of Smart and PLDT does not own 50 per cent or more of PLDT and does not have the right to 50 per cent or more of the voting rights;
- although the said shareholder currently controls the board of PLDT this control does not appear to have an element of permanency to it and therefore is not persuasive to the control argument.

Accordingly, the operating results of Smart have been included in the consolidated results of operations from the date of acquisition.

The following unaudited pro-forma consolidated results of operations assumed the purchased occurred on January 1, 1999.

	2000	1999
	(In Millions, except share amounts)	
Revenue	P66,363.3	P55,691.8
Net loss	(31,359.9)	(4,389.2)
Loss per common share (basic and diluted)	(195.9)	(35.1)

The excess of the total acquisition cost over the fair value of the net assets acquired was ₱28,191.9 million. Based upon management estimates and review, ₱5,900.0 million was allocated to the value of customers acquired (₱2,704.9 million and ₱3,195.1 million attributable to GSM and analog subscribers, respectively). The excess is being amortized on a straight-line basis over five years. Amortization charged to operations under U.S. GAAP amounted to ₱5,638.4 million in 2001 and ₱4,228.8 million in 2000. Unamortized balance of the customer list related to analog subscribers amounting to ₱2,076.8 million (₱3,195.1 million less accumulated amortization of ₱1,118.3 million) as of December 31, 2001 was written-off under U.S. GAAP following the continued decline in analog subscribers (see *Note 25n - Impairment or Disposal of Long-Lived Assets and Certain Identifiable Intangible Assets*) which resulted in the book value of the customer list not being recoverable through future discounted cash flows.

The components of the purchase price allocation based on management review were as follows:

	(In Millions)
Current assets	₱9,123.9
Property, plant and equipment, net	26,286.5
Other assets	514.2
Customer list	5,900.0
Goodwill	22,291.9
Liabilities	(26,209.6)
	₱37,906.9

Capitalized foreign exchange losses of ₱3,207.6 million and deferred charges of ₱1,955.5 million, net of the deferred income tax effect of ₱534.2 million, were excluded from the components of purchase price in the determination of goodwill under U.S. GAAP.

Management believes that there is no diminution in value of the unamortized goodwill and the intangible asset relating to Smart's GSM business and customer list, amounting to ₱16,247.9 million as of December 31, 2001 due to the continued growth in Smart's GSM subscribers and revenues.

e. Convertible Debt Securities

PLDT accounts for its convertible debt securities on the basis of cost less permanent diminution in value. U.S. GAAP requires convertible debt securities to be recorded at fair value. Since the securities held by PLDT would be considered available for sale, any unrealized gain or loss would be included within other comprehensive income. No adjustment has been recorded for this since PLDT believes that fair value of the securities, which are convertible into shares of an unlisted company, has not changed materially.

f. Deferred Charges

Under Philippine GAAP, expenses incurred by certain consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses are then amortized from the start of the subsidiaries commercial operations. Under U. S. GAAP, pre-operating expenses are not permitted to be deferred and amortized. Amortizations, net of additions during the year, of the pre-operating expenses under Philippine GAAP which was reversed under U.S. GAAP for the years ended December 31, 2001, 2000 and 1999 amounted to ₱515.3 million, ₱72.9 million and ₱345.6 million, respectively.

g. Accounting for Derivatives and Hedging Instruments

Effective January 1, 2001, PLDT and its subsidiaries adopted the Statement of Financial Accounting Standards, ("SFAS") No. 133 – Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless the reporting entity has elected to designate certain derivatives as hedge instruments under the provisions of SFAS No. 133, and certain conditions are met.

PLDT and its subsidiaries use a variety of forward foreign exchange, foreign currency swap, and interest rate swap contracts to manage their foreign currency risks associated with their foreign currency denominated loans and their exposures to interest rate fluctuations. PLDT has not elected to designate these derivatives as hedge instruments under the provisions of SFAS No.133. In accordance with the provisions of SFAS No. 133, the fair values of non-hedge derivative instruments have been recorded on the balance sheet at December 31, 2001 as follows:

	In Million, pesos
Other current assets	45.7
Other assets	1,645.5
Accrued and other liabilities	(31.4)
Deferred credits and other liabilities	(1,820.4)

The amount of US GAAP adjustment for ₱97.8 million was recorded in the statement of losses for the changes in the fair values of the derivative instruments as "other expenses" during the year ended December 31, 2001.

h. Revenue Recognition

Under Philippine GAAP, revenues from the sale of prepaid cards are recorded gross of: the proportionate value of call cards given as commissions to dealers; the value of the free airtime preloaded into handsets upon purchase; and any cash discounts that may be given on the call cards old to dealers, which are all recorded as marketing expenses. Any payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as the calls are made.

Under U.S. GAAP, the revenue and the related direct costs relating to unused phone cards are deferred, and are recognized upon actual usage of the phone cards. The sales value of free air-time are recorded net under U.S. GAAP. Under this accounting treatment, revenue reversed amounted to

₱1,136.8 million in 2001 and ₱2,181.8 million in 2000. Additionally, the revenue and expense recorded in respect of the sales value of free air-time amounting to ₱481.8 million in 2001 and ₱705.6 million in 2000 are reversed.

Under Philippine GAAP, net losses on the sale of handsets are recognized immediately, treated as subscriber acquisition cost and are included in selling and promotions expense. Proceeds from sale of handsets amounted to ₱13,760.5 million in 2001 and ₱5,642.0 million in 2000 while cost of such handsets sold amounted to ₱15,865.6 million in 2001 and ₱8,144.5 million in 2000, resulting in net losses of ₱2,105.1 million in 2001 and ₱2,502.5 million in 2000 which were charged to selling and promotions expense.

In accordance with U.S. GAAP, proceeds from sale of handsets are recognized immediately upon sale of the handsets as part of wireless revenues with the corresponding cost of handsets presented as handset costs under operating expenses since the handsets can be used on alternative networks. Accordingly, wireless revenues and operating expenses increased by ₱13,760.5 million in 2001 and ₱5,642.0 million in 2000 under U.S. GAAP.

Under Philippine GAAP, revenues and related costs in the installation of fixed lines are recognized immediately.

Under U.S. GAAP, revenues derived from the installation of fixed lines and the corresponding costs are deferred over a period of seven years. Management estimated a period of seven years as the Company's average relationship period with its subscribers considering churn rates and net subscribers' additions over the last several years.

i. Employees' Benefit Plan

Under U.S. GAAP, the interest cost for the period relating to the increase in the projected benefit obligation due to passage of time based on assumed discount rates less the expected return on plan assets determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets are shown separately as a component of net periodic pension cost for the period. Under Philippine GAAP, such interest cost and expected return on plan assets forms part of the experience adjustment which are being amortized over the estimated remaining service years of the employees.

<u>PLDT</u>

The addition to the provision for PLDT's pension expense of ₱285.4 million for the year ended December 31, 2001 represents the difference between the required pension cost under SFAS No. 87 – Employers' Accounting for Pension, of ₱1,167.5 million and the amount required under Philippine GAAP of ₱882.1 million presented in *Note 14 – Employees' Benefit Plan.*

In accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," the following table sets forth the Plan's funded status and pension amounts recognized under U.S. GAAP as of December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(In Millions)	
Change in benefit obligation:			
Benefit obligation at beginning of year	**₱9,264.2**	₱9,862.1	₱9,562.9
Service cost	**697.3**	713.3	667.2
Interest cost	**1,108.0**	1,086.2	1,079.5
Benefits paid	**(668.6)**	(969.4)	(1,195.2)
Actuarial gain	**(3,763.3)**	(1,428.0)	(252.3)
Benefit obligation at end of year	**6,637.6**	9,264.2	9,862.1
Change in Plan assets:			
Fair value of Plan assets at beginning of year	**₱5,007.0**	₱5,450.1	₱5,911.3
Actual return on Plan assets	**(88.0)**	(100.2)	235.3
Employer's contribution	**341.2**	626.5	498.7
Benefits paid	**(668.6)**	(969.4)	(1,195.2)
Fair value of Plan assets at end of year	**4,591.6**	5,007.0	5,450.1
Funded status	**(2,046.0)**	(4,257.2)	(4,412.0)
Unrealized net transition obligation	**288.8**	302.3	315.7
Unrecognized net actuarial (gain) loss	**(1,778.8)**	1,245.3	2,025.7
Accrued benefit cost	**(₱3,536.0)**	(₱2,709.6)	(₱2,070.6)
Components of net periodic benefit cost:			
Service cost	**₱697.3**	₱713.3	₱667.2
Interest cost	**1,108.0**	1,086.2	1,079.5
Expected return on Plan assets	**(664.8)**	(595.0)	(643.2)
Amortization of:			
Unrecognized net transition obligation	**13.5**	13.4	15.0
Unrecognized net loss	**13.5**	47.6	45.4
Net periodic benefit cost	**₱1,167.5**	₱1,265.5	₱1,163.9

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Weighted average assumptions			
Discount rate	**12%**	12%	12%
Expected return on Plan assets	**12%**	12%	12%
Rate of compensation increase	**10%**	12%	12%

Weighted average rate of compensation increase starting January 1, 2002 is approximately 8.8% as a result of the recent announcement to freeze salary increases of senior management staff in line with management's cost reduction initiatives. The downward trend in the rate of compensation increase resulted in an actuarial gain of ₱3,763.3 million in 2001 and ₱1,428.0 million in 2000 in the projected benefit obligation as of December 31, 2001 and 2000, respectively.

Smart

Smart has a Trustee Managed tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member's Personal Retirement Account, or PRA, a percentage of such member's monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member's monthly salary, which are credited to each member's PRA however, very few members contribute. Net earnings of the provident Fund are credited every six months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period. Smart, not the participating employees, bear associated with the investment of he funds assets.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreement(s), it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

The following are the required additional disclosure under U.S. GAAP on the portion below the minimum required by law:

	2001	2000*
	(In Millions)	
Change in benefit obligation:		
Benefit obligation at beginning of the period	**₱75.4**	₱53.1
Service cost	**29.3**	13.4
Interest cost	**7.5**	4.0
Benefits paid	**-**	-
Actuarial gain	**5.0**	4.8
Benefit obligation at end of the period	**117.2**	75.3
Change in Plan assets:		
Fair value of Plan assets at beginning of the period	₱77.2	₱61.2
Actual return on Plan assets	10.8	(0.7)
Employer's contribution	25.7	16.7
Benefits paid	–	–
Fair value of Plan assets at end of the period	113.7	77.2
Funded status	**(3.5)**	1.9
Unrecognized net transition obligation	**(7.5)**	(7.8)
Unrecognized net actuarial loss	**8.1**	2.4
Accrued benefit cost	**₱(2.9)**	₱(3.5)
Components of net periodic benefit cost:		
Service cost	**₱29.3**	₱13.4
Interest cost	**7.5**	4.0
Expected return on plan assets	**(9.0)**	(5.2)
Amortization of:		
Unrecognized net transition obligation	**(0.4)**	(0.2)
Net periodic benefit cost	**₱27.4**	₱12.0

** From March 24, 2000, date of PLDT's acquisition of Smart.*

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2001 and 2000 are as follows:

	2001	2000
Weighted average assumptions		
Discount rate	10%	10%
Expected return on Plan assets	10%	10%
Rate of compensation increase	10%	10%

j. Financial Instruments with Off-Balance Sheet Risk

As discussed in *Note 4 – Accounts Receivable*, *Note 10 – Long Term Debt* and *Note 21 – Financial Instruments*, PLDT and Smart are parties to financial instruments with off-balance sheet risk to reduce their exposures to fluctuations in foreign exchange rates and interest rates. Financial instruments currently utilized by PLDT and Smart primarily include forward foreign exchange contracts, foreign currency swap agreements, treasury rate locks and interest rate swap agreements.

k. Fair Value of Financial Instruments

Financial Assets and Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents: The carrying amount reported in the audited balance sheets approximates fair value.

Accounts receivable: The net carrying value represents the fair value due to the short-term maturities of these receivables.

Accounts payable and accrued expenses, and dividends payable: The carrying value reported in the audited balance sheets approximates fair value due to the short-term maturities of these liabilities.

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans:	
U.S. dollar notes/convertible debt	Quoted market price
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and frequent repricing based on market conditions.

The estimated fair values of the financial instruments included in the respective account captions as of December 31, 2001 are as follows:

	Carrying Value		Fair Value	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
	(In Millions)			
Financial assets:				
Cash and cash equivalents	₱4,283.1	₱2,336.2	₱4,283.1	₱2,336.2
Accounts receivable – net	26,597.2	21,019.5	26,597.2	21,019.5
Other current assets	45.7	45.7	45.7	45.7
Other assets	1,645.5	166.2	1,645.5	166.2
Financial liabilities:				
Accounts payable	14,008.2	8,673.6	14,008.2	8,673.6
Accrued and other current liabilities	11,849.1	4,835.2	11,849.1	4,835.2
Dividends payable	327.6	322.7	327.6	322.7
Notes payable	6,461.9	1,961.9	6,461.9	1,961.9
Long-term debt (including current portion)	190,072.5	141,515.2	174,559.9	128,131.6
Deferred credits and other liabilities	1,820.4	312.4	1,820.4	312.4

l. Reporting Segments and Major Customer

PLDT has determined that its reportable segments are those that are based in PLDT's method of internal reporting, which disaggregates its business by service lines as indicated in *Note 23 – Reportable Segments*. The PLDT's management evaluates the performance of its segments and allocates resources to them based on the segments operating revenues. There are no material inter-segment revenues. The accounting policies of the segments are the same as those described in *Note 3 – Significant Accounting Policies.*

Consolidated net operating income (loss) of PLDT's segments under U.S. GAAP is as follows:

	Fixed Line	**Wireless**	**Information and Communications Technology**	**Total**
	(In Millions)			
2001	₱17,347.8	(₱22,269.1)	(₱734.8)	(₱5,656.1)
2000	18,249.0	(7,063.2)	(97.7)	11,088.1
1999	15,971.5	(3,100.1)	(58.3)	12,813.1

International long distance network revenues, which are recorded under fixed line service, include settlements under bilateral agreements between PLDT and foreign carriers or private carriers. The net receivables and revenues from a major foreign carrier amounted to ₱1,756.5 million and ₱2,259.7 million, respectively, for the year ended December 31, 2001 and ₱1,243.4 million and ₱2,126.5 million, respectively, for the year ended December 31, 2000. As discussed in *Note 4 - Accounts Receivable*, PLDT sells certain receivables from foreign carriers to different foreign financial institutions under the Master Receivables Purchase and Sale Agreements. Receivables from the same major foreign carrier mentioned above were sold on a quarterly basis and have been excluded from the balance sheets. These amounted to US$21.8 million (₱1,126.8 million) and US$29.7 million (₱1,484.6 million) for the year ended December 31, 2001 and 2000, respectively.

Under U.S. and Philippine GAAP, the sale of receivables from foreign carrier during the year ended December 31, 2001 and 2000 were accounted for as an outright sale and as a result the related receivables have been excluded from the accompanying consolidated balance sheets. PLDT transfers all of its rights of ownership and surrenders control over those financial assets to the foreign financial institutions. The purchasers have the right to pledge such receivables and are entitled to such receivables in liquidation or bankruptcy.

m. Stock based compensation

As discussed in *Note 12 – Stockholders' Equity*, PLDT has an Employee Stock Purchase Plan and an Executive Stock Option Plan.

Under Philippine GAAP, stock-based compensation arrangements are generally accounted for at the time of the exercise of the instrument, and compensation cost, if any, is measured as the difference between the market price and exercise price at the time of the exercise.

U.S. GAAP requires that stock-based compensation arrangements be accounted for in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" or SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation cost is measured at the intrinsic value, the difference between market price and exercise price, if any, on the measurement date. Under SFAS No. 123, compensation cost is calculated based on the fair value of the options granted. Fair value is determined using an acceptable option pricing model based on certain management assumptions. Compensation expense is recognized over the performance period. Additionally, U.S. GAAP requires certain disclosures as prescribed under SFAS No. 123.

PLDT accounts for its stock-based compensation under the Executive Stock Option Plan and Employee Stock Purchase Plan in accordance with APB No. 25, and has adopted the disclosure provisions of SFAS No. 123. Accordingly, PLDT has not recognized any compensation expense for the years ended December 31, 2001, 2000 and 1999.

Executive Stock Option Plan

Stock options granted under the Plan vest over five years and have a maximum contractual life of ten years from the date of grant. The exercise price of the options granted under the Plan shall not be lower than the average of the closing price of the common stock on the Philippine Stock Exchange for thirty calendar days immediately preceding the date of grant.

The amount of shares reserved under this Plan should not exceed 1.2% of the total issued common shares of PLDT and the number of shares reserved for issuance under this Plan is increased to include any shares of PLDT's common stock issuable upon exercise of options granted under the Plan that expire or lapse for any reason without having been exercised in full.

The Executive Stock Option Plan will terminate on December 10, 2009, unless PLDT's board of directors terminate it earlier.

On December 10, 1999, PLDT granted approximately 1.4 million options to purchase PLDT's common stock under the Executive Stock Option Plan. Stock option activity under the Plan for the year ended

December 31, 2000, 2000 and 1999 are summarized below (in thousands, except per share amounts):

	Options Outstanding		
	Number of Options	Exercise Price	Weighted Average Exercise Price
Balances, December 31, 1999	1,398	₱814.00	₱814.00
Options canceled:			
2000	(87)	₱814.00	₱814.00
2001	(152)	₱814.00	₱814.00
Balances, December 31, 2001	1,159	₱814.00	₱814.00

All the above grants made under the Executive Stock Option Plan were made to executives of PLDT.

In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the Black-Scholes model with the following assumptions for grants under the Executive Stock Option Plan during the year ended December 31, 1999; dividend yield of 0.8%, volatility of 47%, risk-free interest rate of 14% at the date of grant and an expected term of five years.

The weighted average per share fair value of common stock options granted in 1999 was ₱1,335. The remaining weighted average contractual life was 8 years as of December 31, 2001.

At December 31, 2001, there were no shares issued under the Executive Stock Option Plan which were unvested and subject to repurchase.

Employee Stock Purchase Plan

On March 3, 2000 a total of 991,200 shares of common stock were made available under the plan to all eligible employees as of January 3, 2000. The purchase price was fixed at the lower of 85% of the average market price of PLDT stock on the Philippine Stock Exchange on January 3, 2000 or 85% of the average market price on April 15, 2003. In no event will the price per share be less than the par value of each share.

The maximum number of shares that may be issued and sold under the plan is 5.6 million. Sales under the Employee Stock Purchase Plan for the year December 31, 2000 amounted to ₱827,000 at an average price of ₱878. There were no sales under the Plan for the year ended December 31, 2001.

The weighted average estimated grant date fair value, as defined by SFAS No. 123, of rights to purchase stock under the Employee Stock Purchase Plan granted in 2001 and 2000 was zero, at ₱1,472 per share. The estimated grant date fair value was calculated using the Black-Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under PLDT's Employee Stock Purchase Plan: dividend yield of 0.5%, volatility of 59%, risk-free interest rate of 13% at the date of grant and an expected term of three years.

Pro forma information regarding net income (loss) and loss per share is required by SFAS No. 123. This information is required to be determined as if PLDT had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan) using the fair value method. Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. Had compensation expense for PLDT's stock option plan and stock purchase plan been determined based on the fair value at the grant date for awards for years 2001, 2000 and 1999, consistent with the provision of SFAS No. 123, PLDT's net loss would have increased in 2001 and 2000 and net income would have decreased in 1999 to the pro forma amounts indicated below:

	Years Ended December 31		
	2001	2000	1999
	(In Millions, Except Per Share Amounts)		
Net income (loss), as reported	**(₱20,739.3)**	(₱28,984.0)	₱932.5
Net income (loss), proforma	**(20,793.2)**	(29,235.5)	924.9
Net loss per common share - basic and diluted, as reported	**(₱135.75)**	(₱191.74)	(₱1.37)
Net loss per common share - basic and diluted, proforma	**(₱136.07)**	(₱193.34)	(₱1.44)

n. Impairment or Disposal of Long-Lived Assets and Certain Identifiable Intangible Assets

The PLDT Group reviews the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review assesses the recoverable values of the relevant assets based on the PLDT Group's estimates of the value from continued use of the asset and its eventual disposition or the PLDT Group's best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the assets' estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary. On June 30, 2001, Piltel recognized an asset impairment charge of ₱13,984.1 million under Philippine GAAP (including amount related to capitalized foreign exchange difference) as a result of Piltel's decision to scale down AMPS and CDMA network beginning the second half of 2001 (see *Note 7 – Investments* and *Note 25c – Investments in Piltel*).

Also, effective January 1, 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, the continuing decline in subscribers, competition and other economic factors which are considered to have shortened the useful economic life of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge under Philippine GAAP of ₱1,440.0 million for the year ended December 31, 2001 (see *Note 6 – Property, Plant and Equipment*).

Under U.S. GAAP, long-lived assets and certain identifiable assets held and used by PLDT and its subsidiaries are required to be reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on future undiscounted cash flows expected to be generated over the economic life of the assets.

In accordance with U.S. GAAP, Smart carried out an impairment review on its analog assets in June and December 2001 as a result of declining subscriber numbers, decreasing average revenue per user and the general migration of subscribers to Smart's GSM service. This resulted in an asset impairment charge of ₱2,280.9 million in June 2001 and ₱1,501.6 million in December 2001 based on the estimated discounted cash flows from continued use and eventual disposition of these assets. The net book value under U.S. GAAP amounted to ₱188.5 million as of December 31, 2001. Net book value of the remaining Smart's analog assets as of December 31, 2001 amounted to ₱5,498.0 million under Philippine GAAP, including capitalized foreign exchange losses of ₱1,527.0 million.

Piltel recorded an additional impairment charge of ₱ 6,000.0 million under U.S. GAAP as of December 31, 2001 for Piltel's CDMA assets based on forecast discounted cash flows as a result of a further decline in subscriber numbers and general economic factors. Net book value of the remaining analog / CDMA assets under U.S. GAAP amounted to ₱594.1 million as of December 31, 2001.

Included in the asset impairment evaluation carried out by Smart is the unamortized intangible assets amounting to ₱2,076.8 million relating to analog customers (customer list) which Smart decided to write-off at the end of December 31, 2001. Following the continued decline in analog subscribers which resulted in the book value of the customer list not being recoverable through future discounted cash flows.

Included in the consolidated property, plant and equipment under U.S. GAAP as of December 31, 2001 is Piltel's property, plant and equipment of approximately ₱14,736.5 billion transferred to Piltel on June 4, 2001 (the effective date of Piltel's debt restructuring) under the build-transfer agreement with Marubeni Corporation. In accordance with SFAS No. 121, Piltel carried out an impairment review of these assets and is of the opinion that no impairment charge is required since the undiscounted cash flows arising from the continued use and eventual disposition of these assets was greater than net book value of the assets as at December 31, 2001. Critical to the impairment review is the assumption that fixed line subscribers will increase from approximately 32,300 subscribers to approximately 140,000 subscribers for the next fifteen years based on low penetration rate of fixed lines in the service area, forecast population growth and other geographic and economic factors. Piltel's cash flows to be generated over the economic life of the assets may be affected if projected subscriber take-up will not materialize as planned and Piltel may be required under U.S. GAAP to write-down portion of these assets to the extent that the cash flows to be generated will not cover carrying value of the assets or if ever Piltel may decide to abandon the use of these facilities.

o. New Accounting Policies

SFAS No. 141 – Business Combination and
<u>SFAS No. 142 – Goodwill and Other Intangible Assets</u>

SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognizes acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142 that the Company reclassify if necessary, the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

SAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identifies reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.

As discussed in *Note 25h – Acquisition of Smart*, the acquisition of Smart has been accounted for by purchase method of accounting under U.S. GAAP. At December 31, 2001, the net carrying amount of goodwill amounted to ₱16,247.9 million, which was being amortized by approximately ₱4,458.4 million each year. Annual amortization of this amount ceased effective January 1, 2002. The intangible asset related to the acquisition of the GSM customer list with net carrying amount of ₱1,758.2 million will continue to be amortized at an annual amortization rate of ₱946.7 million over its remaining useful life of approximately 3.25 years.

PLDT believes that this new accounting pronouncement will not have any material adverse effect on its financial position or results of operations.

<u>SFAS No. 143 – Accounting for Asset Retirement Obligations</u>

SFAS No. 143 – Accounting for Asset Retirement Obligations, or SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning June 15, 2002, with earlier application encouraged.

The Company is currently evaluating the potential effect on its financial position or results of operations of the new accounting pronouncement.

<u>SFAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Assets</u>

SFAS No. 144 supersedes SFAS No. 121 – Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion, or APB, No. 30 – Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.

SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB No. 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred.

Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.

PLDT believes that the new accounting pronouncement will not have any material adverse effect on its financial position or results of operations.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 11 April 2002
   (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
   Exact name of registrant as specified in its charter

5. PHILIPPINES
   Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
   Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
   Address of principal office — Postal Code

8. (632) 814-3664
   Registrant's telephone number, including area code

9. Not Applicable
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto are press releases entitled:

1. "PLDT offers US$350 million of 10-year fixed rate notes due 2012 and 5-year fixed rate notes due 2007"

2. "Philippine Long Distance Telephone Company Cash Tender Offers for 8.5% Notes due 2003 and 10.625% Notes due 2004".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 11 April 2002

Distribution Copies:

5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT

11 April 2002

SECURITY CODE: CM-040

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention: Mr. Jose G. Cervantes
Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code ("SRC") with two press releases attached thereto announcing the following:

1. PLDT is offering a total of US$350.0 million of ten-year fixed rate notes due 2012 and five year fixed rate notes due 2007 and intends to use the net proceeds to repay short term and medium term debt; and

2. PLDT has initiated cash tender offers to purchase any and all of its outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

MLCRC:amq
Encs.

PLDT News

PLDT Offers US$350 million of 10-year fixed rate notes dues 2012 and 5-year fixed rate notes due 2007

Manila, Philippines, April 11, 2002 - Philippine Long Distance Telephone Company ("PLDT") announced today that it is offering a total of US$350 million of ten-year fixed rate notes due 2012 and five-year fixed rate notes due 2007. PLDT intends to use the net proceeds of the offering to repay short and medium term debt.

###

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.

###

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups -- fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

For more information, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

PLDT News

Philippine Long Distance Telephone Company
Cash Tender Offers for 8.5% Notes due 2003 and 10.625% Notes due 2004

Manila, Philippines, April 11, 2002 -- Philippine Long Distance Telephone Company ("PLDT") (NYSE: PHI) (PSE: TEL) announced that it has initiated cash tender offers (the "Offers") to purchase any and all of its outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004 (the "Notes").

The price for validly tendered Notes will be determined based on a spread of 350 basis points over a reference US Treasury security in the case of the Notes due 2003, and a spread of 385 basis points over a reference US Treasury security in the case of the Notes due 2004. The minimum price for each US$1,000 principal amount of validly tendered Notes due 2003 is US$1,015, plus accrued and unpaid interest up to, but not including, the payment date. The minimum price for each US$1,000 principal amount of validly tendered Notes due 2004 is US$1,050, plus accrued and unpaid interest on the purchased Notes up to, but not including, the payment date. These prices include a payment of US$15 (the "Early Repurchase Payment") for each US$1,000 principal amount of Notes validly tendered prior to 5:00 P.M., New York City time, on Thursday, April 25, 2002 (the "Early Repurchase Date"). Notes tendered after 5:00 P.M., New York City time, on the Early Repurchase Date are not eligible to receive the Early Repurchase Payment. Notes tendered before 5:00 P.M., New York City time, on the Early Repurchase Date may not be withdrawn after the Early Repurchase Date except under limited circumstances set forth in the Offer to Purchase.

Each Offer will expire at 5:00 P.M., New York City time, on Wednesday, May 15, 2002, unless terminated earlier or extended (the "Expiration Date"). Holders of Notes must tender their Notes on or prior to the Expiration Date in order to receive the tender offer consideration. Holders of Notes must tender their Notes prior to 5:00 P.M., New York City time, on the Early Repurchase Date to receive the Early Repurchase Payment.

PLDT's obligation to accept for purchase, and pay the tender offer consideration is subject to and conditioned on certain financing and other conditions more fully described in the Offer to Purchase, which is dated April 11, 2002. The Offer to Purchase and related documents provide additional information regarding the pricing, tender, and delivery procedures, as well as conditions of the Offers. These documents may be obtained by contacting MacKenzie Partners, Inc., the information agent for the Offers, at +1 (800) 322-2885 or +1 (212) 929-5500.

Credit Suisse First Boston Corporation ("CSFB") and Morgan Stanley & Co., Incorporated ("Morgan Stanley") are the dealer managers for the Offers. Questions concerning the terms of the Offers may be directed to either CSFB at +1 (800) 820-1653 (inside the United States) or +44 (20) 7883-6748 or +852 2101-6347 (outside the United

States) or Morgan Stanley at +1 (800) 223-2440 (ext. 1-2219) (inside the United States) or +44 (20) 7425-8000 or +852 2848-8235 (outside the United States).

XXX

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

XXX

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers are made only by the Offer to Purchase. Please refer to the Offer to Purchase and related documents for information regarding the pricing, tender, consent and delivery procedures, as well as conditions of the tender offers.

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance.

For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No.: +632 816-8213
Fax No.: +632 844-9099

PLDT

11 April 2002

SECURITY CODE: CM-040

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention: Mr. Jose G. Cervantes
Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code ("SRC") with a press release attached thereto announcing that Japan Bank for International Cooperation ("JBIC") has completed its credit analysis of PLDT with respect to its application for an Overseas Investment Loan ("OIL") of up to US$80.0 million and that the OIL facility is now set for final approval by the Board of Directors of JBIC.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

MLCRC:amq
Encs.

PLDT *News*

JBIC completes credit analysis to provide US$80MM Overseas Investment Loan to PLDT

Manila, Philippines, April 11, 2002 - Philippine Long Distance Telephone Company ("PLDT") announced today that the Japan Bank for International Cooperation ("JBIC") has completed its credit analysis of PLDT with respect to its application for an Overseas Investment Loan ("OIL") of up to US$80 million. The OIL facility is now set for final approval by the Board of Directors of JBIC within the next few weeks.

Manuel V. Pangilinan, President and Chief Executive Officer of PLDT said, "We are very pleased and highly appreciative that another traditional lender of PLDT is affirming its renewed commitment and support to the Company. Our strategic partnership with NTT Communications was key to allowing us to avail of the JBIC-OIL facility and we thank NTT Communications for their cooperation on this facility." Pangilinan added, "We eagerly await the final approval of JBIC to enable us to take the next step forward."

"The positive recommendation to the Board of Directors of JBIC to grant PLDT the OIL facility reinforces Japan's ongoing commitment to the telecommunications industry in the Philippines," Taketo Suzuki, Chief Operating Advisor of NTT Communications to PLDT, said.

###

For more information, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: April 11, 2002